                                                Filed pursuant to Rule 424(b)(1)
                                                Registration Number 333-53480


PROSPECTUS

                                  $408,000,000

                          [ASIA GLOBAL CROSSING LOGO]
                           ASIA GLOBAL CROSSING LTD.

                       OFFER TO EXCHANGE ALL OUTSTANDING
                   $408,000,000 13.375% SENIOR NOTES DUE 2010

                                      FOR

                   $408,000,000 13.375% SENIOR NOTES DUE 2010
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933

THE EXCHANGE OFFER

     We are offering to exchange our outstanding notes for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradeable. In this document, we refer to our outstanding notes as the "outstanding notes" and our new notes as the "exchange notes".

     The exchange offer expires at 5:00 p.m., New York City time, on March 13, 2001, unless extended. We do not currently intend to extend the expiration date.

     In the exchange offer:

     - we will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of exchange notes; and

     - you may withdraw tenders of outstanding notes at any time before the exchange offer expires.

RESALES OF THE EXCHANGE NOTES

     You may sell the exchange notes in the over-the-counter market, on the Luxembourg Stock Exchange, in negotiated transactions or through a combination of those methods.

                         ------------------------------

     INVESTING IN THE EXCHANGE NOTES INVOLVES RISKS, WHICH WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 16 OF THIS PROSPECTUS.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 9, 2001.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                              PAGE
                                                              -----
Summary.....................................................      1
Risk Factors................................................     16
The Exchange Offer..........................................     29
Special Note Regarding Forward-Looking Statements...........     39
Use of Proceeds.............................................     39
Capitalization..............................................     40
Selected Unaudited Pro Forma Financial Information..........     41
Selected Supplemental Consolidated Financial Information....     43
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     53
Business....................................................     64
Management..................................................     81
Principal Shareholders......................................     91
Description of Capital Stock................................     94
Formation Transactions......................................     96
Transactions with Related Parties...........................     97
Regulation..................................................    115
Description of Other Indebtedness...........................    120
Description of Notes........................................    122
Book-Entry Procedures and Settlement........................    158
Certain Income Tax Consequences.............................    160
Plan of Distribution........................................    164
Legal Matters...............................................    165
Experts.....................................................    165
Service of Process and Enforcement of Liabilities...........    165
Where You Can Find More Information.........................    166
Listing and General Information.............................    167
Index to Consolidated Financial Statements..................    F-1
Unaudited Pro Forma Information.............................  F-115

                               ------------------

     The Bermuda Monetary Authority has given its consent to the issue and the transfer of the exchange notes. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our credit worthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

     The Bermuda Monetary Authority has classified us as non-resident in Bermuda for exchange control purposes. Accordingly, we may convert currency, other than Bermuda currency, held for our account to any other currency without restriction. Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act, 1972 of Bermuda, and regulations promulgated under that Act, to purchase any shares in our capital stock or any debt securities that we may issue. Under the terms of the consent given to us by the Bermuda Monetary Authority, the issuance and transfer of the exchange notes between persons, firms or companies regarded as non-resident in Bermuda for exchange control purposes may be effected without further permission from the Bermuda Monetary Authority.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE UNIFORM SECURITIES ACT WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                                    SUMMARY

     This section contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and notes to those statements included in this prospectus, before making an investment decision. References to "we," "us" and "our" in this prospectus refer to Asia Global Crossing Ltd. and its subsidiaries and predecessors except where we clearly indicate otherwise. References to "notes" in this prospectus refer to both our outstanding notes and the exchange notes.

                              ASIA GLOBAL CROSSING

     We intend to be a leading pan-Asian telecommunications carrier that provides Internet, data and voice services to wholesale and business customers. We intend to offer data center services in Asia through a joint venture with Exodus Communications, Inc. We have a limited operating history, substantial indebtedness and substantial future capital requirements.

     Significant elements of our network are already operational, including:

     - a trans-Pacific subsea cable;

     - a key segment of our national network in Japan;

     - two data centers in Tokyo and one in Hong Kong; and

     - the largest fully-fiber optic network in Hong Kong.

     Directly and through joint ventures, we are currently constructing other key elements of our network, including the following:

     - an East Asian subsea cable;

     - additional segments of our national networks in Japan and Hong Kong;

     - city fiber networks in Tokyo and Osaka; and

     - additional data centers in Tokyo and Hong Kong.

     By the end of 2001, we expect our network to connect the principal commercial and financial centers across Asia. In addition, we will offer our customers worldwide Internet services and data services through seamless connectivity within the Global Crossing network which, inclusive of our network, is expected to span approximately 162,544 route kilometers, serving five continents, 27 countries and more than 200 major cities.

     In November 1999, we were formed as a joint venture among Global Crossing Ltd., Microsoft Corporation and Softbank Corp. We intend to capitalize on the anticipated significant growth in Asian Internet and telecommunications traffic and the increasingly favorable regulatory environment. Our strategy is to form strategic alliances or joint ventures in key markets in order to gain a first-mover advantage, more readily penetrate local markets, overcome regulatory barriers and develop exclusive relationships with leading telecommunications providers in the Asian markets we intend to serve.

     We currently offer the following services:

     - managed bandwidth services to telecommunications carriers and Internet companies;

     - Internet transit services, including dedicated Internet access;

     - domestic and international private line services; and

     - Web-hosting and Internet infrastructure services.

     We intend to offer the following additional services:

     - advanced Internet services, including e-mail hosting, unified messaging and storage;

     - data transport services; and

     - integrated voice and data services, including multimedia services such as video conferencing and e-commerce services.

     We intend to replicate these network and service capabilities in each market to which we extend our network. We also expect to benefit from Global Crossing's telecommunications, sales and marketing expertise.

     We have significant indebtedness, which we describe in the second risk factor on page 16. We also need to obtain significant additional financing to complete our network and implement our business plan. Until January 2000, we had no revenues and minimal operating costs.

                           OUR CORPORATE INFORMATION

     We are incorporated in Bermuda, and the address of our principal executive offices is Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Our telephone number is 441-296-8600. The address of our principal location in the United States is 360 North Crescent Drive, Beverly Hills, California 90210. We also have offices in Hong Kong, Tokyo, Korea and Singapore.

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

                               THE EXCHANGE OFFER

     On October 12, 2000, we completed the private offering of the outstanding notes. In connection with that offering, we entered into a registration rights agreement with the initial purchasers in the private offering. In that agreement, we agreed to deliver to you this prospectus, and we agreed to complete the exchange offer within 210 days after the date of the original issuance of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which have substantially identical terms with the outstanding notes, except that:

     - the exchange notes have been registered under the Securities Act and are freely tradeable; and

     - the special interest which would be payable on the outstanding notes in specified circumstances relating to our failure to timely commence and complete this exchange offer is no longer applicable.

     The following section summarizes the terms of the exchange offer:

The exchange offer............   To the holders of the outstanding notes, we are
                                 offering to exchange up to:

                                 - $408,000,000 aggregate principal amount of
                                   exchange notes for up to the same amount of outstanding notes.

                                 You may exchange outstanding notes only in amounts which are multiples of $1,000.

Resales.......................   Based on an interpretation by the staff of the
                                 SEC outlined in a series of no-action letters issued to third parties, including Exxon
                                 Capital Holdings Corporation and Morgan Stanley
                                 & Co. Incorporated, we believe that you may offer the exchange notes for resale and resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the
                                 Securities Act, as long as you:

                                 - are acquiring the exchange notes in the
                                   ordinary course of your business; and

                                 - have not engaged in, do not intend to engage
                                   in and have no arrangement or understanding with any person to participate in a distribution of the exchange notes.

                                 However, you may not rely on the previous paragraph and must comply with the registration and prospectus delivery provisions of the Securities Act if you:

                                 - are an affiliate of ours within the meaning
                                   of Rule 405 under the Securities Act;

                                 - do not acquire exchange notes in the ordinary
                                   course of your business; or

                                 - tender in the exchange offer with the
                                   intention to participate or for the purpose of participating in a distribution of exchange notes.

Expiration....................   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on March 13, 2001, or on a later date and time if we decide to extend the exchange offer. We refer to the date on which the exchange offer will expire as the "expiration date."

Withdrawal of tenders.........   You may withdraw any outstanding notes that you
                                 tender in the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return without expense to you any outstanding notes not accepted for exchange for any reason promptly after the expiration or termination of the exchange offer.

Certain conditions to
  the exchange offer..........   The exchange offer is subject to customary
                                 conditions, which we may waive. Please read the section "The Exchange Offer -- Certain
                                 Conditions to the Exchange Offer" on page 32.

Procedures for tendering
  outstanding notes...........   If you wish to accept the exchange offer, you
                                 must:

                                 - complete, sign and date the accompanying
                                   letter of transmittal or a facsimile of that letter according to the instructions contained in this prospectus and that letter;

                                 - mail or otherwise deliver the letter of
                                   transmittal or a facsimile of that letter, together with the outstanding notes and any other required documents, to the exchange agent at the address indicated on the cover page of the letter of transmittal; or

                                 - if you hold outstanding notes through The
                                   Depository Trust Company ("DTC") and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will tender your outstanding notes and agree to be bound by the letter of transmittal.

                                 By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

                                 - any exchange notes that you receive will be
                                   acquired in the ordinary course of your
                                   business;

                                 - you have no arrangement or understanding with
                                   any person or entity to participate in a distribution of the exchange notes;

                                 - if you are a broker-dealer that will receive
                                   exchange notes for your own account in
                                   exchange for outstanding notes that you
                                   acquired as a result of market-making or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes; and

                                 - you are not an affiliate of ours within the
                                   meaning of Rule 405 under the Securities Act or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special procedures for
  beneficial owners...........   If you are a beneficial owner of outstanding
                                 notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal, you must either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered owner. However, the transfer of registered ownership may take considerable time, and you may not be able to complete it before the expiration date.

Guaranteed delivery
procedures....................   If you wish to tender your outstanding notes
                                 and (1) your outstanding notes are not
                                 immediately available or (2) you cannot deliver your outstanding notes, the letter of transmittal or any other document required by the letter of transmittal or (3) you are unable to comply with the applicable procedures under DTC's Automated Tender Offer Program before the expiration date, you must tender your outstanding notes under the guaranteed delivery procedures outlined in this prospectus under "The Exchange Offer -- Guaranteed Delivery
                                 Procedures" on page 35.

Effect on some terms of the
  outstanding notes...........   Once we complete the exchange of all validly
                                 tendered outstanding notes in the exchange offer, we will have satisfied our obligation under the registration rights agreement to effect the exchange offer, and we will not be liable to pay special interest on the outstanding notes as described in that agreement. If you fail to tender your outstanding notes in the exchange offer, you will continue to hold outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for the rights under the registration rights agreement that by their terms terminate when the exchange offer is completed.

Some adverse consequences of
  failure to exchange.........   We expect that a substantial portion of the
                                 outstanding notes will be tendered and accepted in the exchange offer. In that case, the trading market for the outstanding notes will be adversely affected.

                                 If you fail to tender your outstanding notes in the exchange offer, your notes will continue to be subject to the transfer restrictions outlined in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws.

                                 We do not intend to register any outstanding notes under the Securities Act other than in the exchange offer.

Certain income tax
considerations................   The exchange of outstanding notes for exchange
                                 notes in the exchange offer will not be a taxable event for (1) United States federal income tax purposes or (2) Bermuda income tax purposes.

Use of proceeds...............   We will not receive any cash proceeds from the
                                 issuance of the exchange notes in the exchange offer.

Exchange agent................   The exchange agent for the exchange offer will
                                 be United States Trust Company of New York. You may find the exchange agent's address and telephone number in "The Exchange
                                 Offer -- Exchange Agent and Luxembourg Exchange
                                 Agent" on page 36.

Luxembourg exchange agent.....   The Luxembourg exchange agent for the exchange
                                 offer will be Kredietbank S.A. Luxembourgeoise.
                                 You may find the Luxembourg exchange agent's address and telephone number in "The Exchange
                                 Offer -- Exchange Agent and Luxembourg Exchange
                                 Agent" on page 36.

                              THE EXCHANGE NOTES:

Issuer........................   Asia Global Crossing Ltd., a Bermuda company

Securities offered............   $408,000,000 aggregate principal amount of
                                 Senior Notes due 2010

Maturity......................   October 15, 2010

Interest......................   13.375% per year. We will pay interest on the
                                 notes on April 15 and October 15 of each year, beginning on April 15, 2001.

Ranking.......................   The exchange notes are unsecured and rank
                                 equally with all our other senior unsecured debt. We are a holding company, and therefore the exchange notes will be effectively subordinated to all indebtedness (other than the outstanding notes) and other liabilities of our subsidiaries.

Optional redemption...........   We may redeem some or all of the exchange notes
                                 at any time on or after October 15, 2005 at the redemption prices described under the heading
                                 "Description of Notes -- Optional Redemption" on page 124 of this document.

                                 On or before October 15, 2003, we may redeem up to 35% of the original principal amount of the notes using the net proceeds of equity offerings at a redemption price described under "Description of Notes -- Equity Offering Redemption" on page 124 of this document.

                                 We may redeem all but not part of the notes if we become subject to a change of control at any time before October 15, 2005 at the redemption prices described under the heading "Description of Notes -- Change of Control Redemption" on page 124 of this document.

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

                                 We may redeem all but not part of the notes if there are specified changes in tax law at a redemption price described under the heading, "Description of Notes -- Optional Tax Redemption" on page 125 of this document.

Change of control.............   Upon the occurrence of a change of control,
                                 unless we have exercised our right to redeem all of the notes as described above, you will have the right to require us to repurchase all or a portion of your exchange notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. See "Description of Notes -- Repurchase at the Option of
                                 Holders -- Change of Control."

Certain covenants.............   The Indenture will, among other things,
                                 restrict our ability and the ability of certain of our subsidiaries to:

                                 - borrow money;

                                 - make distributions, redeem equity interests
                                   or redeem subordinated debt;

                                 - make investments;

                                 - use assets as security in other transactions;

                                 - sell assets;

                                 - guarantee other debt;

                                 - enter into agreements that restrict dividends
                                   from subsidiaries;

                                 - sell capital stock of subsidiaries;

                                 - merge or consolidate; and

                                 - enter into transactions with affiliates.

                                 These covenants will be subject to a number of important exceptions. For more details, see "Description of Notes."

Luxembourg listing............   Application has been made to list the exchange
                                 notes on the Luxembourg Stock Exchange.

                                  RISK FACTORS

     Prospective investors in the notes should carefully consider all of the information in this prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors."

                            OUR CORPORATE STRUCTURE

     The following diagram illustrates our corporate structure, simplified to eliminate certain entities which act as holding companies.

                         [Corporate Structure diagram]

     [Corporate structure chart showing Asia Global Crossing Ltd. owned 57.5% by Global Crossing Ltd., 15.8% by each of Microsoft Corporation and Softbank Corp. and 10.9% by the Public and Others. These ownership percentages are determined based on an assumed initial public offering price per share of our Class A common stock of $15.00. The corporate structure chart also shows Asia Global Crossings Ltd. owning 100% of GCT Pacific Holdings, Ltd., 49% of Global Access Limited, 50% of Hutchison Global Crossing Holdings Limited, 89% of Global Center Japan Corporation, 100% of Global Crossing Japan Corporation and 100% of Asia Global Crossing Development Co. The corporate structure chart also shows GCT Pacific Holdings, Ltd. owning 50% of Pacific Crossing Ltd. and 100% of SCS (Bermuda) Ltd., which in turn owns 14.5% of Pacific Crossing Ltd. The corporate structure chart also shows GCT Pacific Holdings, Ltd. owning 100% of East Asia Crossing Ltd. The corporate structure chart also shows Hutchinson Global Crossing Holdings Limited owning a 100% of Hutchison Global Crossing Limited.]

            SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

     The table below shows our selected supplemental consolidated financial information prepared in accordance with United States GAAP. This information has been prepared using our supplemental consolidated financial statements as of the dates indicated and for the year ended December 31, 1999, for the period from April 1, 1998, date of inception, to December 31, 1998 and for the nine months ended September 30, 2000 and 1999. The supplemental consolidated financial statements have been prepared to give retroactive effect to the contribution of Hutchison Global Crossing and Global Access Limited to us on October 12, 2000. The supplemental consolidated financial information as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from April 1, 1998, date of inception, to December 31, 1998 has been derived from our supplemental consolidated financial statements audited by Arthur Andersen, independent public accountants. These supplemental financial statements are included in this prospectus beginning on page F-1. We derived the remaining data from unaudited supplemental consolidated financial statements.

     In reading the following selected supplemental consolidated financial information, please note the following:

     - On September 24, 1999, we were formed as an indirect wholly owned subsidiary of Global Crossing. On November 24, 1999, we became a wholly owned subsidiary of a joint venture among Global Crossing, Softbank and Microsoft, known as Asia Global Crossing Holdings Ltd.

     - On November 24, 1999, Global Crossing contributed to us GCT Pacific Holdings Ltd., a wholly owned subsidiary of Global Crossing which we refer to as GCT Pacific. GCT Pacific owns our interest in Pacific Crossing Ltd. Since we and GCT Pacific are entities under common control, our consolidated financial statements include information relating to GCT Pacific as if we were in existence on April 1, 1998, the date of inception of GCT Pacific, in a method similar to a pooling of interest.

     - On November 24, 1999, Global Crossing contributed all its rights in East Asia Crossing to us.

     - At December 31, 1999, we beneficially owned 57.75% of Pacific Crossing Ltd. Before January 1, 2000, our investment in Pacific Crossing Ltd. was accounted for under the equity method because we were not able to exercise effective control over Pacific Crossing Ltd. In March 2000, we increased our interest in Pacific Crossing Ltd. to 64.5%, and the Pacific Crossing Ltd. shareholders agreement was amended to give us effective control over Pacific Crossing Ltd. As a result, we have consolidated Pacific Crossing Ltd. as of January 1, 2000.

     - The first segment of Pacific Crossing-1 commenced service in December 1999, and we anticipate that the full system will be completed by year end 2000.

     - The supplemental consolidated financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 are derived from our unaudited supplemental consolidated financial statements. We have made adjustments, consisting of normal recurring adjustments to present the supplemental consolidated financial position, which in the opinion of our management are necessary for a fair presentation. Results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

     - On October 12, 2000, we completed our initial public offering in which we sold 68 million shares of our Class A common stock at a price of $7.00 per share. The net proceeds of our initial public offering, which we received on October 12, 2000, after deducting underwriting discounts, commissions and costs, were approximately $451.8 million. On November 8, 2000, an additional 500,000 shares at $7.00 per share were sold in connection with the exercise of the underwriters' over-allotment option. The additional net proceeds were approximately $3.3 million, after deducting the underwriters' discounts, commissions and costs.

     - Concurrent with our initial public offering, we issued the outstanding notes at a price of 97.990% of the principal amount thereof. The outstanding notes have a face value of $408 million, mature on October 15, 2010 and bear an interest rate of 13.375%. Interest on the outstanding notes is payable on April 15 and October 15 of each year, beginning April 15, 2001.

     - Concurrent with our initial public offering, Global Crossing, Soffbank and Microsoft contributed their respective interests in Hutchison Global Crossing Holdings Limited and subsidiaries ("HGC" or "Hutchison Global Crossing"), representing 50% of the total ownership interest in HGC, to us. At the same time, Global Crossing contributed its 49% interest in Global Access Limited ("GAL") to us. These contributions are accounted by us similar to the pooling-of-interests method of accounting because HGC, GAL and us are entities under common control of Global Crossing. Prior to these contributions, Global Crossing accounted for its investments in HGC and GAL under the equity method of accounting.

     - We monitor our financial performance using certain metrics which reflect our performance and liquidity on a consolidated basis, and on a proportionate ownership basis, reflecting our interests in our consolidated and non-consolidated affiliates.

     - Cash Revenue refers to revenue plus incremental cash deferred revenue, which is the incremental change in deferred revenue relating to cash receipts. We present Cash Revenue because it is a financial indicator used by investors and analysts to compare companies on the basis of cash receipts from sales of capacity and services. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP.

     - Adjusted EBITDA is defined as operating income (loss), plus goodwill, amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. This definition is consistent with financial covenants contained in the our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We use Adjusted EBITDA to monitor our compliance with our financial covenants. This information should not be considered as an alternative measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

     - Proportionate Cash Revenue represents the sum of our ownership percentage of the Cash Revenue of each member of the Combined Entities (includes Asia Global Crossing, Hutchison Global Crossing and Global Access Limited) after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     - Proportionate Adjusted EBITDA reflects the sum of our ownership percentage of the Adjusted EBITDA of each member of the Combined Entities after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     - Group Customer Cash Revenue represents the total of all Cash Revenue received by us and our non-consolidated affiliates from third parties without reference to our ownership percentages.

     - We believe these proportionate metrics are relevant given the importance of joint venture operations in achieving our business objectives. In calculating these proportionate metrics, cash received by any member of the Combined Entities for capacity purchases on specific systems are treated as cash received by the companies which provide the capacity. Cash received which may be applied to capacity purchases on systems to be specified at a future time, are not included in calculating Proportionate Cash Revenue or Proportionate Adjusted EBITDA, as we cannot determine our ownership of the systems on which these payments will be applied.

       At the end of the current quarter, a total of $39.8 million of cash deferred revenue resulted from cash receipts for which the customers may select systems at a future time.

     - The ratio of earnings to fixed charges is computed by aggregating pre-tax income from continuing operations before adjustment for minority interests and income or loss from equity investees, and fixed charges and dividing the total by fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs and the interest portion of capital lease obligations, and the portion of rental expense that is representative of the interest factor, deemed to be one-third of rental expense. Where the earnings would be insufficient to cover fixed charges, the amount of the deficiency is presented.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES
                                 (IN THOUSANDS)

                                                                                   PERIOD FROM
                                                                                  APRIL 1, 1998
                                             NINE MONTHS ENDED                      (DATE OF
                                               SEPTEMBER 30,        YEAR ENDED    INCEPTION) TO
                                            --------------------   DECEMBER 31,   DECEMBER 31,
                                              2000        1999         1999           1998
                                            ---------   --------   ------------   -------------
                                                (UNAUDITED)
SUPPLEMENTAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue...................................  $ 131,276   $     --     $     --       $      --
Expenses..................................    184,881         66        1,201              --
                                            ---------   --------     --------       ---------
Operating income (loss)...................    (53,605)       (66)      (1,201)             --
Equity in income (loss) of affiliates.....    (41,703)    (7,845)       2,978          (2,507)
Minority interest.........................     (9,632)                     --              --
Other income, net.........................      9,800      8,745       11,598           5,374
                                            ---------   --------     --------       ---------
     Income (loss) before provision for
       income taxes.......................    (95,140)       834       13,375           2,867
Provision for income taxes................     (1,353)        --           --              --
                                            ---------   --------     --------       ---------
  Net income (loss).......................  $ (96,493)  $    834     $ 13,375       $   2,867
                                            =========   ========     ========       =========
SUPPLEMENTAL OTHER DATA:
Proportionate Cash Revenue................  $ 209,420   $     --     $ 36,298       $      --
Proportionate Adjusted EBITDA.............     86,617     (6,259)      20,182            (940)
Group Customer Cash Revenue...............    419,570         --       62,854              --
Cash from operating activities............    145,262      8,654       22,045           5,366
Cash used for investing activities........   (415,550)   (12,000)     (90,652)       (231,006)
Cash from financing activities............  $ 364,307   $     --     $ 73,013       $ 231,018
Ratio (deficiency) of earnings to fixed
  charges(1)..............................  $ (88,308)        --           --              --
CALCULATION OF PROPORTIONATE ADJUSTED
  EBITDA:
Operating Income (loss)...................  $ (53,605)  $    (66)      (1,201)      $      --
Depreciation and amortization.............     13,539         --           --              --
Non-cash cost of capacity sold............     98,194         --           --              --
Incremental cash deferred revenue.........    116,904         --           --              --
                                            ---------   --------     --------       ---------
     Adjusted EBITDA......................    175,032        (66)      (1,201)
Minority interest in Adjusted EBITDA......    (42,493)        --           --              --
Proportionate Adjusted EBITDA from non-
  consolidated joint ventures.............     36,659     (6,193)      21,383            (940)
Elimination adjustments with affiliates...    (42,781)        --           --              --
Incremental cash deferred revenue from
  payments for non-specific capacity......    (39,800)        --           --              --
                                            ---------   --------     --------       ---------
Proportionate Adjusted EBITDA.............  $  86,617   $ (6,259)    $ 20,182       $    (940)
                                            =========   ========     ========       =========

                                                                             DECEMBER 31,
                                                        SEPTEMBER 30,    --------------------
                                                            2000           1999        1998
                                                        -------------    --------    --------
                                                         (UNAUDITED)
SUPPLEMENTAL CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................   $  103,782      $  9,784    $  5,378
Restricted cash and cash equivalents..................       75,733       138,118     231,000
Property and equipment, net...........................    1,685,272       101,598          --
Investments in affiliate..............................      637,926       286,131     177,334
Total assets..........................................    2,692,547       626,536     413,732
Long-term debt........................................      750,000            --          --
Total liabilities.....................................    1,178,065       102,533          --
Minority interest.....................................      150,026            --          --
Shareholder's equity..................................   $1,364,456      $524,003    $413,732

---------------
(1) There were no fixed charges in 1999 and 1998. Accordingly, we are unable to present the ratio of earnings to fixed charges for these periods.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We have prepared the following summary unaudited pro forma condensed combined financial information based on our supplemental consolidated financial statements which give retroactive effect to the contribution of Hutchison Global Crossing and Global Access Limited to us. The supplemental consolidated financial statements are adjusted to give retroactive effect to (1) the purchase of additional interest in and the related consolidation of Pacific Crossing Ltd., (2) our initial public offering, (3) the partial exercise of the underwriters' over-allotment option and (4) our private offering of our outstanding notes.

     The unaudited pro forma financial information does not include any potential synergies relating to Pacific Crossing Ltd., Hutchison Global Crossing and Global Access Limited or increased opportunities to generate additional revenue in Asia. You should not rely on pro forma financial information as an indication of the results that would have been achieved if these transactions had taken place earlier or the future results that we will experience after completion of these transactions.

     You should read this summary unaudited pro forma condensed combined financial information in conjunction with the detailed financial statements, which are included in this prospectus beginning on page F-1.

     In reading the summary unaudited pro forma condensed combined financial information, you should note the following:

     - Before December 1999, Pacific Crossing-1 and the Global Access Limited network were not ready for commercial service and had no significant operations.

     - In December 1999, the northern segment of Pacific Crossing-1 and a segment of the Global Access Limited network connecting Pacific Crossing-1 to Tokyo became ready for commercial service. We recognized revenue of $61.1 million from sale of Pacific Crossing-1 capacity during 1999. The revenue from sales of capacity on the Global Access Limited network was deferred and is being amortized over the contract period. Revenue for the nine months ended September 30, 2000 was $131.3 million which was primarily from the sales of Pacific Crossing-1 capacity.

     - The equity in loss of affiliate represents our 50% interest of the net losses of Hutchison Global Crossing, the amortization expense of goodwill resulting from the formation of Hutchison Global Crossing and our 49% interest of the net losses of Global Access Limited for the periods presented.

     - The pro forma ratio of earnings to fixed charges is computed by aggregating pre-tax income from continuing operations before adjustment for minority interests and income or loss from equity investees, and fixed charges and dividing the total by fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs and the interest portion of capital lease obligations, and the portion of rental expense that is representative of the interest factor, deemed to be one-third of rental expense. Where the earnings would be insufficient to cover fixed charges, the amount of the deficiency is presented.

                         PRO FORMA ASIA GLOBAL CROSSING
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,          YEAR ENDED
                                                   -----------------------    DECEMBER 31,
                                                      2000          1999          1999
                                                   -----------    --------    -------------
PRO FORMA CONDENSED COMBINED STATEMENTS OF
OPERATIONS DATA:
Revenue..........................................   $ 131,276     $     --      $ 61,100
Expenses:
  Cost of sales..................................      98,194           --        20,722
  Operations, administration and maintenance.....      36,499        2,000         8,000
  General and administrative.....................      36,649        2,491         9,370
  Depreciation and amortization..................      13,539           --         3,169
                                                    ---------     --------      --------
Operating income (loss)..........................     (53,605)      (4,491)       19,839
Equity in loss of affiliate......................     (41,703)      (4,646)       (6,915)
Minority interest................................      (9,632)       2,677        (7,995)
Other income (expense)...........................         (76)          --           459
Interest income..................................      11,427        8,826        12,062
Interest expense.................................     (30,591)     (44,469)      (58,696)
                                                    ---------     --------      --------
Loss before provision for income taxes...........    (124,180)     (42,103)      (41,246)
Provision for income taxes.......................      (1,353)          --            --
                                                    ---------     --------      --------
  Net loss.......................................   $(125,533)    $(42,103)     $(41,246)
                                                    =========     ========      ========

OTHER DATA:
Ratio (deficiency) of earnings to fixed
  charges........................................   $(130,371)    $(60,883)     $(54,026)

                                                                              SEPTEMBER 30,
                                                                                  2000
                                                                              -------------
                                                                               (UNAUDITED)
                                                                              -------------
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash and cash equivalents.........................                             $  947,855
Restricted cash and cash equivalents..............                                 75,733
Property and equipment, net.......................                              1,685,272
Investment in affiliates..........................                                637,926
Total assets......................................                              3,547,620
Long-term debt....................................                              1,150,000
Total liabilities.................................                              1,578,065
Minority interest.................................                                150,026
Shareholders' equity..............................                             $1,819,529

                                  RISK FACTORS

     Before you participate in the exchange offer, you should carefully consider the risks described below and the other information included in this prospectus.

                     RISK FACTORS RELATING TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES FORECASTING OUR FUTURE REVENUE AND OPERATING RESULTS DIFFICULT, WHICH MAY IMPAIR OUR ABILITY TO MANAGE OUR BUSINESS AND YOUR ABILITY TO ASSESS OUR PROSPECTS.

     We were formed in November 1999 and our financial information before January 2000 relates principally to a period in which we were constructing and developing Pacific Crossing-1. Until January 2000, we had no revenues and minimal operating costs. As a consequence, we have a limited history upon which we can rely in planning and making the critical decisions that will affect our future operating results. Similarly, because of the relatively immature state of our business, it will be difficult for investors to evaluate our prospects. We will need to make decisions in the immediate future regarding resource allocations for network development and marketing and sales. If our predictions about the best use of our resources turn out to be inaccurate, we may not make the best use of our resources, and we may forego better opportunities. Our limited history makes it difficult for investors to gauge our capability in making these decisions.

WE HAVE SIGNIFICANT INDEBTEDNESS WHICH MAY RESTRICT OUR GROWTH, PLACE US AT A COMPETITIVE DISADVANTAGE AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     As of September 30, 2000, on a pro forma basis giving retroactive effect to the contribution to us of Global Crossing's interests in Hutchison Global Crossing and Global Access Limited, the private offering of our outstanding notes and our initial public offering, we and our consolidated subsidiaries had a total of $1,578.1 million of liabilities, including approximately $400 million in senior indebtedness represented by the outstanding notes and $750 million of secured debt.

     In addition, as of September 30, 2000, Global Access Limited had a total of Y6 billion of short-term loans from affiliates, and Hutchison Global Crossing had long-term loans from shareholders of HK$417.3 million. We anticipate that Global Access Limited and Hutchison Global Crossing will incur additional indebtedness, as described in "Description of Other Indebtedness -- Shareholder Loans" on page 121.

     Our substantial debt and debt service requirements could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our substantial debt and debt service requirements could:

     - make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness;

     - limit our ability to obtain additional financing for acquisitions or working capital to make investments or other expenditures or to obtain additional financing on terms favorable to us;

     - require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the funds that would otherwise be available to us for our operations and future business opportunities;

     - subject us to the risk of interest rate increases on our indebtedness with variable interest rates; and

     - make it more difficult for us to respond to changes affecting our financing, construction, development or operating plans.

     If we breach any of the covenants contained in the indenture that governs the notes, we would be in default under the indenture. In that case, the principal and accrued interest on the notes would become due and payable. In addition, if we default under the indenture, that default could constitute a cross-default under the instruments governing our other indebtedness. In that event, our other indebtedness would also become due and payable. We may not be able to repay all those amounts, and the lenders could proceed against us in legal proceedings.

WE MAY NOT BE ABLE TO REPAY OR SERVICE OUR EXISTING DEBT; FAILURE TO DO SO OR TO REFINANCE OUR DEBT COULD PREVENT US FROM COMPLETING OUR NETWORK OR IMPLEMENTING OUR BUSINESS PLAN.

     We may not be able to repay, service or refinance our existing debt, which could prevent us from completing our network or implementing our business plan. Our deficiency of earnings to fixed charges for the nine-month period ended September 30, 2000 was approximately $88.3 million and on a pro forma basis was approximately $130.4 million. Until we complete the principal segments of our network, we will continue to spend more building the network than we will earn from selling capacity on it. Accordingly, we expect to experience negative cash flows after capital expenditures while we are developing our network. Our ability to repay and service our debt depends upon a number of factors, many of which are beyond our control. For example, if our revenues and cash flows fail to grow, we may not be able to service or repay our existing debt. In addition, we rely on dividends, loan repayments and other intercompany cash flows from our subsidiaries and affiliates to repay and service our obligations. Some of our operating subsidiaries and affiliates have entered into, and we expect that some others will enter into, a senior secured corporate credit facility. Accordingly, the payment of dividends from these operating subsidiaries and the making and repayments of loans and advances are subject to statutory, contractual and other restrictions. In addition, we expect to obtain additional financing whose terms could impose additional restrictions on our operations and ability to pay dividends and result in significant interest expense to us. If this happens, we may be required to refinance or renegotiate the terms of our long-term debt. We do not know if refinancing our debt will be possible on commercially reasonable terms or at all at that time or if we will be able to renegotiate successfully the terms of our long-term debt.

IF WE FAIL TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO DEVELOP OUR BUSINESS.

     If we are unable to raise sufficient financing on satisfactory terms and conditions in the future, we may not be able to expand our business. To complete our network and implement our business plan, we anticipate that we will require substantial additional equity and debt financing. For example, we are developing Pacific Crossing-1 at a total projected cost of approximately $1.1 billion, excluding any upgrades, and we have incurred debt of approximately $750 million in its construction. We are also currently developing East Asia Crossing, and we expect that the portion of East Asia Crossing connecting Japan, Hong Kong, Taiwan and Korea will have a total projected cost of approximately $750 million with additional costs of approximately $629 million to be incurred if and when we expand this network to Malaysia, the Philippines and Singapore. Our ability to obtain additional financing will depend upon a number of factors, many of which are beyond our control. For example, we may not be able to obtain additional financing because we already have substantial debt and because we may not have sufficient cash flows to service or repay our existing or any additional debt.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, our indebtedness will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations and available cash will be adequate to meet our liquidity needs for the foreseeable future. However, we cannot assure you that our business will generate sufficient cash flow in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

PRICE DECLINES FOR WHOLESALE BANDWIDTH CAPACITY MAY UNDERMINE OUR PROFITABILITY.

     Declines in the price for wholesale bandwidth capacity may seriously undermine our profitability. As a result of the construction of trans-Pacific networks by our competitors, the price for wholesale bandwidth capacity in the trans-Pacific market has started to decline rapidly. This price decline has lowered the price at which we are able to sell our services in that market. More drastic price declines have occurred in the trans-Atlantic market, where Global Crossing operates. We believe that wholesale bandwidth pricing in the trans-Pacific market is likely to continue to decline in future years, and we expect to experience similar price declines in other markets in which we will operate. Specifically, we anticipate that prices for our products and services and network transmission capacity, in general, will continue to decline over the next several years, due primarily to the following:

     - price competition as various network providers continue to install networks that might compete with ours;

     - recent technological advances that result in substantial increases in the transmission capacity of both new and, to a lesser extent, existing fiber optic telecommunications networks; and

     - strategic alliances or similar transactions, such as long-distance capacity purchasing alliances among groups of carriers, that could increase the parties' purchasing power.

     There could also be a larger decline in prices than we expect.

THE LACK OF COMPETITIVE PRICING FOR OUR SERVICES MAY UNDERMINE OUR
PROFITABILITY.

     Our services may not be competitively priced, which may negatively affect our profitability. We have entered into an agreement with Global Crossing, which we describe under "Transactions with Related Parties --Relationships Between Ourselves and Global Crossing -- Agreement with Global Crossing" on page 97. That agreement provides that a joint pricing committee will determine the pricing of services outside Asia. We do not know whether the pricing committee will set prices at a competitive level. Moreover, under the agreement, we are obligated to use exclusively Global Crossing's network and services outside Asia. Therefore, our ability to price services competitively may be further undermined if Global Crossing's network and services are not priced competitively.

WE MAY BE UNABLE TO DEPLOY PARTS OF OUR NETWORK ON A TIMELY OR COST-EFFICIENT BASIS, WHICH MAY CAUSE OUR REVENUE TO DECLINE, RESULT IN OPERATING LOSSES OR PLACE US AT A COMPETITIVE DISADVANTAGE.

     Delays in the completion of parts of our network or the networks of our joint ventures or failure to complete those parts in a cost-efficient manner could cause our revenue to decline or result in operating losses. In addition, such delays could place us at a competitive disadvantage in the markets in which we intend to operate. Some of our competitors have encountered similar delays. The timely and cost-efficient completion of Pacific Crossing-1, East Asia Crossing and other parts of our network and the networks of our joint ventures depends on a variety of factors, many of which we cannot control. Some of those factors relate to the ability to connect to other networks, the availability of suitable landing sites, favorable regulatory environment or rights-of-way and unforeseen engineering or construction challenges.

IF WE FAIL TO EXPAND OUR MARKETING AND SALES OPERATIONS SUBSTANTIALLY, WE MAY FAIL TO INCREASE MARKET AWARENESS AND SALES OF OUR SERVICES.

     If we are unable to expand our marketing and sales operations, we may not be able to increase market awareness or sales of our services, which may prevent us from achieving and maintaining profitability. As of September 30, 2000, Global Crossing's sales force generated $89.5 million in revenue for us, representing 69% of our revenue as of that date. As of September 30, 2000, our sales force generated $41.0 million or 31% of our revenue. In addition, Global Access Limited and Hutchison Global Crossing use their own sales forces to market and sell their services. We have been expanding our sales force and plan to hire additional marketing and sales personnel and system and consulting engineers, particularly individuals with experience in the telecommunications industry. Our services require a sophisticated sales effort that targets key people within our prospective clients' organization. To target these key people, we need the efforts of personnel with necessary contacts as well as specialized system and consulting engineers within our organization. We may not be able to hire the number of qualified sales personnel and system and consulting engineers we need because competition for these individuals is intense and finding individuals with relevant industry specific experience is difficult. In addition, we may not have the financial capability to hire a sufficient number of qualified personnel. We expect to face greater difficulty attracting these personnel with equity incentives as a public company than we did as a privately held company.

IF WE FAIL TO EXPAND OUR SERVICES, WE MAY NOT BE ABLE TO GROW OUR BUSINESS OR IMPLEMENT OUR BUSINESS PLAN.

     Failure to expand our services may restrict our ability to enter new markets and develop and maintain new customers. For example, we may not be able to survive competition in countries in which there is an increasing consumer demand for advanced Internet services unless we are able to provide these services. However, in order to expand our services, we must undertake a number of actions, which we may not be able to complete successfully. These actions include:

     - increase capacity on our planned systems;

     - develop and acquire additional undersea cable projects;

     - develop and acquire additional terrestrial fiber or capacity; and

     - introduce new services and products, which leverage the capabilities of existing and planned systems.

     In addition, in some jurisdictions, a number of the services we propose to offer may be subject to regulatory constraints which may affect the timing or cost to us of offering those services, or ability to offer them at all. In Taiwan, for example, we are currently not permitted to construct terrestrial transmission facilities. Therefore, we will have to obtain the necessary terrestrial connection to our undersea cables from other network operators, which may increase our costs. In addition, at present we are permitted to sell transmission capacity on our Taiwan network only to other facilities-based providers, which may limit our customer base.

     The success of our network will also be dependent on our continued ability to provide high quality telecommunications services through upgrading our systems and our ability to protect our network from external damage. As we grow, the timing and implementation of our upgrades will become more important. However, the quality and availability of our services could be disrupted because of our inability to make timely or error-free upgrades to our network.

COMPETITION IN OUR INDUSTRY IS INTENSE AND GROWING, AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

     Some of our competitors have announced plans to construct, have begun to construct or are currently operating fiber optic networks across the Pacific Ocean and across a number of Asian countries, including Japan and Hong Kong, two of the key Asian telecommunications markets in which we operate. If we are unable to compete effectively against these competitors, it could lead to price reductions, lower revenue, under-utilization of our network, reduced operating margins and loss of market share. Many of our competitors have, and some potential competitors are likely to enjoy, competitive advantages, including:

     - greater name recognition in a particular market;

     - greater financial, technical, marketing and other resources;

     - larger installed bases of customers; and

     - well-established relationships with current and potential customers.

     As a consequence, our competitors may be able to develop and expand their network infrastructures and service offerings more quickly, adapt to new or emerging technologies and changes in customer requirements more readily, take advantage of acquisition and other opportunities more effectively, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can.

     In addition, new market entrants or the creation of stronger competitors through combinations could result in increased price competition, which would make it difficult for us to attract new customers, retain existing customers or attain revenue and gross margin levels sufficient to generate a return on our prior investment in our business. A list of our principal competitors is included under "Business -- Competition" on page 79.

USE OF THE INTERNET, ELECTRONIC COMMERCE AND OTHER BANDWIDTH-INTENSIVE APPLICATIONS IN ASIA MAY NOT INCREASE AS SUBSTANTIALLY AS WE EXPECT, WHICH WOULD LIMIT DEMAND FOR CAPACITY AND SERVICES AND LIMIT OUR ABILITY TO INCREASE OUR REVENUE.

     Demand for our services may not grow as we expect, which could limit demand for our services and limit our ability to increase our revenue. Our business plan assumes that the use of the Internet, electronic commerce and other bandwidth-intensive applications in Asia will increase substantially in the next few years, in a manner similar to the increased use in the United States market in the past few years. The potential for Internet growth in many Asian countries is subject to a number of potential obstacles, including high access charges, lower overall computer literacy, regulatory constraints and the widespread use of the English language in Internet content and applications. In addition, overall demand for our services in Asia may be reduced by unfavorable economic conditions, such as the recent economic downturn of the Asian economies. If the use of bandwidth-intensive applications in Asia does not increase as anticipated, demand for many of our services, including sales of capacity, dark fiber, which is fiber without electronic equipment attached, managed bandwidth services and our value-added services, will be lower than we currently anticipate. Our ability to generate revenue would be negatively affected as well.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, WE MAY ENCOUNTER SIGNIFICANT DIFFICULTIES IN OPERATING OUR BUSINESS.

     We are experiencing rapid expansion and expect this expansion to continue for the foreseeable future. If we fail to manage this expansion effectively, we may encounter significant difficulties in operating our business. As a result of this rapid expansion, we expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to expand, train and manage our work force. This growth has placed, and will continue to place, a significant strain on our management systems and resources by requiring us to manage multiple relationships with joint venture partners, customers, service providers and other third parties. In addition, our expansion into various Asian countries has increased, and will continue to increase, that strain by requiring us to deal with a number of significantly different economic, political and regulatory environments. Our expansion also requires, and will continue to require, significant travel time by our management team.

IF ANY OF OUR SYSTEMS OR THE GLOBAL CROSSING SYSTEMS FAILS TO OPERATE FOR ITS FULL DESIGN LIFE, OUR REVENUE AND ABILITY TO IMPLEMENT OUR BUSINESS PLAN MAY BE SIGNIFICANTLY UNDERMINED.

     Failure of any of our systems or the Global Crossing systems to operate for its full design life could have a significantly negative impact on our revenue and our ability to implement our business plan. Each of our systems and the Global Crossing systems either has or is expected to have a design life of generally 25 years; however, we cannot predict the actual useful life of any of these systems. We believe that our systems and the Global Crossing systems are subject to operational risks as we describe in the risk factor immediately below.

OUR FACILITIES AND THE CABLE SYSTEMS ON WHICH WE DEPEND MAY FAIL, WHICH WOULD INTERRUPT THE SERVICES WE PROVIDE AND MAKE IT DIFFICULT FOR US TO RETAIN AND ATTRACT CUSTOMERS.

     If our services are interrupted due to system failures, we risk losing existing customers that are affected by the failures, and our ability to attract and maintain new customers may be restricted. The operation, administration, maintenance and repair of our and Global Crossing's systems require the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. We do not know that, even if built to specifications, our systems or Global Crossing's systems will function as expected in a cost-effective manner. The failure of the hardware or software to function as required could render a cable system unable to perform at design specifications. Subsea cable systems are also subject to damage or breakage due to fishing nets, anchors or other factors. Although the network structure used in our systems is intended to eliminate service interruptions by automatically rerouting traffic, rerouting may not always be successful. Furthermore, systems which are under construction are unable to reroute until both loops of the ring are complete. Pacific Crossing-1 has experienced failures to reroute traffic while under construction. Although we are able to sell long-term capacity on a cable system before both loops of the ring are complete, most customers are reluctant to repurchase value-added services, such as leased lines, before the system is complete due to the risk of service interruption.

IF WE FAIL TO OBTAIN ACCESS TO TERRESTRIAL NETWORKS IN KEY MARKETS, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE.

     If we fail to connect our subsea cables with terrestrial networks in key markets, we may not be able to maintain our existing customers or attract new customers. We expect that in all key markets in Asia we will rely on joint ventures with local parties to obtain access to terrestrial networks in those markets. For example, in Japan and Hong Kong, we expect to connect our subsea cables with the Hutchison Global Crossing and Global Access Limited networks. However, we may not be able to form joint ventures in any or all key markets or, even if we do form joint ventures, we may not be able to gain access to their terrestrial networks. In that case, we will have to purchase the right to access terrestrial networks of third parties on terms that will likely be less favorable to us than the terms we would have obtained from one of our joint ventures. This could prevent us from offering our services on competitive terms, which could undermine our ability to maintain or attract customers.

LOSS OF KEY EXECUTIVE OFFICERS COULD WEAKEN OUR BUSINESS EXPERTISE AND DELAY THE COMPLETION OF OUR NETWORK AND OTHER BUSINESS PLANS.

     The loss of any of our key executive officers in the future could significantly impede our financial plans, network completion, expansion of services, marketing and other objectives. We believe that the growth and future success of our business will depend in large part on our continued ability to attract, motivate and retain highly-skilled qualified personnel. We may not be successful in doing so, as the competition for qualified personnel in the telecommunications industry is intense. We do not have key person life insurance policies covering any of our employees.

SOME OF OUR OFFICERS AND DIRECTORS ARE SHAREHOLDERS, DIRECTORS AND OFFICERS OF GLOBAL CROSSING OR OTHER COMPANIES AND MAY, AS A RESULT, HAVE CONFLICTS OF INTEREST.

     Some of our executive officers and directors may have conflicts of interest which could have a material negative impact on the management and growth of our business. Some of our executive officers and directors are shareholders, directors and officers of Global Crossing, which owns 315.6 million shares of our outstanding Class B Common Stock, which represents approximately 64% of the combined voting power of all of our outstanding common stock. As of January 31, 2001, our directors and executive officers as a group collectively beneficially owned approximately 10% of the outstanding common stock of Global Crossing. In addition, some of our directors and executive officers serve as officers and directors of other companies and are active investors in the telecommunications industry. Being one of our directors or officers and a shareholder, director or officer of another company could create conflicts of interest when the director or officer is faced with decisions that could have different implications for us and the other company. A conflict of interest could also exist with respect to allocation of time and attention of persons who are directors or officers of ours and another company. The pursuit of these other business interests could distract these directors and officers from pursuing opportunities on our behalf.

POLITICAL AND ECONOMIC CONDITIONS IN ASIA ARE UNPREDICTABLE AND MAY DISRUPT OUR OPERATIONS IF THESE CONDITIONS BECOME UNFAVORABLE TO OUR BUSINESS.

     We expect to derive a substantial percentage of our revenue from the Asian market. Changes in political or economic conditions in the region are difficult to predict and could negatively affect our operations or cause the Asian market to become less attractive to businesses, which could reduce our revenues. Many countries in Asia have experienced significant economic downturns in the past, resulting in slower real gross domestic product growth for the entire region as a result of higher interest rates and currency fluctuations. Declining economic growth rates in the future could cause expenditures for telecommunications and Internet-based products to decrease, which would negatively impact our business and our profitability over time. In addition, an economic downturn in Asia could also lead to a devaluation of currencies. This could decrease our revenue for the Asian region as our customers are likely to demand less of our services, since the cost of our services in their local currencies would increase.

BECAUSE MANY OF OUR CUSTOMERS DEAL PREDOMINANTLY IN FOREIGN CURRENCIES, WE MAY BE EXPOSED TO EXCHANGE RATE RISKS, AND OUR NET INCOME MAY SUFFER DUE TO CURRENCY TRANSLATIONS.

     Because of foreign currency declines and regulatory restrictions, our customers may be unable to pay for our services in United States dollars; in that case, our net income may suffer due to currency translations. We primarily invoice for international capacity in United States dollars and will invoice international services in the same manner. However, most of our customers and many of our prospective customers derive their revenue in currencies other than United States dollars. The obligations of customers with substantial revenue in foreign currencies may be subject to unpredictable and indeterminate increases in the event that those currencies decline in value relative to the United States dollar. Furthermore, those customers may become subject to exchange control regulations restricting the conversion of their revenue currencies into United States dollars. In that event, the affected customers may not be able to pay us in United States dollars. In addition, in cases where we invoice for our capacity and services in currencies other than United States dollars, our net income may suffer due to currency translations if those currencies decline in value relative to the United States dollar and we do not enter into currency hedging arrangements in respect of those payment obligations. Declines in the value of foreign currencies relative to the United States dollar could adversely affect our ability to market our services to customers whose revenues are denominated in those currencies. In addition, our obligations under the notes and some of our other indebtedness are denominated in United States dollars. To the extent that we are dependent on revenues denominated in foreign currencies to service our debt requirements, fluctuations in the exchange rate between those foreign currencies and the United States dollar may adversely affect our ability to pay our obligations under the notes and some of our other indebtedness.

OUR OPERATIONS ARE SUBJECT TO REGULATION IN THE COUNTRIES IN WHICH WE OPERATE AND REQUIRE US TO OBTAIN AND MAINTAIN A NUMBER OF GOVERNMENTAL LICENSES AND PERMITS. IF WE FAIL TO OBTAIN AND MAINTAIN THOSE LICENSES AND PERMITS, WE MAY NOT BE ABLE TO CONDUCT OUR BUSINESS.

     - Our international operations in the United States are governed by the Submarine Cable Act and the Communications Act of 1934, as amended by the Telecommunications Act of 1996. We may be required to file periodic regulatory reports and pay regulatory fees in connection with our operations in the United States. We may fail to comply with these obligations, which could lead to the imposition of sanctions, up to and including the revocation of our authorization to operate.

     - Our operations in Asia are governed by the respective laws of the countries in which we operate. The regulation of telecommunications networks and services in those countries is changing rapidly and varies widely. In most of the countries in which we have or plan to have operations, the telecommunications regulation is evolving and in light of parallel technological, social and economic developments may not always be clear or consistent. In addition, some Asian countries limit competition for most services. In other countries, where there is a commitment to open markets to foreign investment, the liberalization trend may not continue, may slow down or may continue with a narrow scope. We may fail to comply with the telecommunications laws and regulations of one or more of the countries in which we operate, which could result in the temporary or permanent suspension of operations, including of our cable stations or other systems which are key links in our network, in one or more countries. In addition, many of the countries in which we operate are conducting proceedings that will affect the implementation of their telecommunications legislation. We cannot predict the outcomes of these proceedings. The outcomes of these proceedings may affect the manner in which we are permitted to provide our services in these countries and may have a significantly negative effect on our business.

     - In the ordinary course of constructing our networks and providing our services, we are required to obtain and maintain a variety of telecommunications and other licenses and authorizations in the countries in which we operate. In most countries, we expect that we will be required to obtain one or more telecommunications authorizations to construct our telecommunications networks and provide our telecommunications services. We also must comply with a variety of regulatory obligations, including obtaining permits to land our cables in some or all of the territories they will be connected to. We may not be able to obtain or maintain necessary licenses and authorizations or to comply with the obligations imposed upon license holders in one or more countries, which may result in sanctions, including the revocation of authority to provide facilities or services in one or more countries. We may not receive all requisite licenses on a timely basis or at all. We have not yet applied for the requisite licenses in Korea, the Philippines, Malaysia or China. If the necessary licenses are not granted to us or if the approval process takes more time than we anticipate, it could have a significantly negative effect on our operations. See "Regulation" on page 115.

     - In some jurisdictions regulatory constraints and related considerations may require us to rely on joint ventures or third parties to obtain and maintain the licenses, permits and registrations we require to conduct our planned operations in these jurisdictions. These arrangements may create for us a number of risks, including loss of autonomy and flexibility in our business planning and operations and the loss of control over regulatory compliance.

REGULATORY RESTRICTIONS ON FOREIGN OWNERSHIP IN THE VARIOUS COUNTRIES IN WHICH WE OPERATE MAY IMPEDE OUR ABILITY TO CONDUCT OUR BUSINESS AND IMPLEMENT OUR BUSINESS PLAN.

     Regulatory restrictions on foreign ownership in the Asian countries in which we operate may restrict our ability to conduct our business and implement our business plan. We expect to be able to enter into the majority of the Asian markets through joint ventures with local partners. However, some countries may prohibit us from owning a controlling interest in those joint ventures or from entering into those transactions at all. For example, Korea and Taiwan currently limit foreign ownership of telecommunication carriers like us to 49% and 60%, respectively. China does not currently allow foreign ownership of telecommunications providers. However, China has committed itself to permitting limited, non-controlling foreign ownership in some telecommunications providers if it is admitted to the World Trade Organization.

IF OUR FUTURE TAX LIABILITIES ARE GREATER THAN WE ANTICIPATE, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

     We cannot predict the amount of tax to which we may become subject, as changes in our business or applicable law or challenges by taxing authorities may significantly increase the amount of taxes we have to pay. We believe that a significant portion of the income derived from our undersea systems will not be subject to tax by either of:

     - Bermuda, which currently does not have a corporate income tax, or

     - some other countries in which we conduct activities or in which our customers are located.

     We base this belief upon:

     - the anticipated nature and conduct of our business, which may change; and

     - our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect.

     Our income derived from our undersea systems may, however, become subject to taxation in the future in countries in which we operate as a result of changes in the nature of our business or applicable tax laws. In that case, we may have less cash flow than anticipated to conduct our business. This could impair our ability to service our indebtedness.

    RISK FACTORS RELATING TO OUR RELATIONSHIP WITH OUR FOUNDING SHAREHOLDERS

OUR GOVERNANCE STRUCTURE MAY NOT PERMIT US TO RESPOND PROMPTLY TO IMPORTANT MATTERS, WHICH MAY PUT US AT A COMPETITIVE DISADVANTAGE AGAINST COMPETITORS WHO ARE ABLE TO MAKE IMPORTANT BUSINESS DECISIONS WITHOUT THE CONSENSUS OF THEIR SHAREHOLDERS.

     Under our bye-laws and the shareholders agreement among our founding shareholders, the affirmative votes of our board members appointed by Microsoft and Softbank are required for a number of important business decisions. For a more detailed description of these important business decisions, see "Transactions with Related Parties -- Relationships Among Ourselves and our Founding Shareholders -- Actions requiring the approval of our directors nominated by Microsoft and Softbank" on page 103. Neither our bye-laws nor the shareholders agreement provides for any deciding vote if the board members appointed by Microsoft and Softbank disagree on matters requiring their approval. As a result of this governance structure, we may not be able to respond promptly in the event of a disagreement among our founding shareholders or the members of our board appointed by them with respect to important strategic or operational matters. This may place us at a competitive disadvantage against competitors who are able to make decisions without reaching the consensus of their shareholders.

OUR FOUNDING SHAREHOLDERS HAVE INTERESTS THAT MAY CONFLICT WITH OURS, WHICH MAY LEAD TO DECISIONS THAT MAY BE UNFAVORABLE TO US.

     OUR FOUNDING SHAREHOLDERS OWN OR MAY ENGAGE IN COMPETING BUSINESSES. As described under "Transactions with Related Parties -- Relationships Among Ourselves and our Founding Shareholders -- Non-competition arrangements" on page 104, our founding shareholders have or may acquire interests in other businesses, including telecommunications operators and Internet service providers, in a number of countries in which we intend to operate. These businesses may compete with us or may compete with us in the future. The existence of competing activities and services may cause our founding shareholders to resist expansions of our business that would otherwise present an attractive business opportunity for us.

     OUR FOUNDING SHAREHOLDERS MAY ENGAGE IN OPPORTUNITIES IN OUR TERRITORY IF THEY ARE OFFERED TO US AND WE DECLINE TO PURSUE THEM. THIS COMPETITION MAY CAUSE A REDUCTION IN OUR MARKET SHARE AND OUR REVENUE. Our founding shareholders may compete with us in our markets, which may cause a reduction in our market share and revenue. As described under "Transactions with Related Parties -- Relationships Among Ourselves and our Founding Shareholders -- Non-competition arrangements" on page 104, under various circumstances, our founding shareholders may pursue corporate opportunities that might be appropriate for us, if they first present them to us and we choose not to pursue them. If we initially decline to pursue opportunities, we may experience situations where we are in direct competition with our founding shareholders.

     WE MAY NOT BE ABLE TO BENEFIT FROM MICROSOFT'S AND SOFTBANK'S COMMITMENT TO PURCHASE A SIGNIFICANT AMOUNT OF CAPACITY ON OUR NETWORK. Our founding shareholders have entered into a capacity commitment agreement described in more detail under "Transactions with Related Parties -- Relationships Among Ourselves and Our Founding Shareholders -- Capacity Commitment Agreement" on page 106. If our founding shareholders terminate or amend that agreement, which they may do without our consent, we may not be able to benefit fully or at all from Microsoft's and Softbank's commitment under that agreement to purchase capacity on Pacific Crossing-1 and Global Access Limited in an aggregate amount of $200,000,000 each over a three-year period.

                  RISK FACTORS RELATING TO THE EXCHANGE OFFER

IF YOU FAIL TO TENDER YOUR OUTSTANDING NOTES IN THE EXCHANGE OFFER, THEN THE LIQUIDITY OF THE MARKET FOR YOUR OUTSTANDING NOTES MAY BE SUBSTANTIALLY LIMITED.

     We expect that a substantial portion of the outstanding notes will be tendered and accepted in the exchange offer and exchanged for exchange notes. When the exchange offer is completed, the amount of outstanding notes will be reduced by the amount of exchange notes that we will issue. Accordingly, we expect that the liquidity of the market, or the "float," for the outstanding notes after the exchange offer is completed will be substantially limited. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of outstanding notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the exchange notes could be adversely affected.

IF YOU FAIL TO EXCHANGE YOUR OUTSTANDING NOTES IN THE EXCHANGE OFFER, YOUR OUTSTANDING NOTES WILL CONTINUE TO BE SUBJECT TO TRANSFER RESTRICTIONS.

     If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to the transfer restrictions outlined in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

                       RISK FACTORS RELATING TO OUR NOTES

OUR HOLDING COMPANY STRUCTURE WILL EFFECTIVELY SUBORDINATE THE NOTES TO THE OBLIGATIONS OF OUR SUBSIDIARIES.

     We are a holding company with no material assets other than the stock of our subsidiaries and our joint ventures. Our subsidiaries and our joint ventures now conduct substantially all of our operations and directly own substantially all of our assets. You should be aware that our subsidiaries and our joint ventures have no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available for such payment. Therefore, our operating cash flow and ability to meet our debt obligations, including the notes, will depend on the cash flow provided by our subsidiaries and our joint ventures in the form of loans, dividends or other payments to us as a shareholder. The ability of our subsidiaries and our joint ventures to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restriction under their indebtedness. Although the indenture limits the ability of certain of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, the limitations are subject to a number of significant qualifications and exceptions. See "Description of Notes -- Covenants -- Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries." In the event of insolvency, liquidation, dissolution or reorganization of any of our subsidiaries and our joint ventures, the creditors of such entity would be entitled to payment in full from such entity's assets prior to our claim as an equity holder, except to the extent the claims of our creditors are guaranteed by such subsidiary or joint venture. After paying their own creditors, our subsidiaries or our joint ventures may not have any remaining assets for distribution to us as a shareholder and, consequently, there may not be any assets available for payment to you as a holder of notes. The notes, therefore, are effectively subordinated to the obligations of our subsidiaries and our joint ventures. At September 30, 2000, our subsidiaries and our joint ventures had total liabilities of $1,178.1 million reflected on our supplemental consolidated balance sheet.

SINCE MANY OF OUR SIGNIFICANT SUBSIDIARIES ARE NOT RESTRICTED BY THE INDENTURE, THEIR OPERATIONS AND FINANCIAL RESULTS MAY NOT SUPPORT OUR ABILITY TO PAY PRINCIPAL AND INTEREST ON THE NOTES.

     The operations of many of our significant subsidiaries and investments, including Pacific Crossing Ltd., Global Access Limited and Hutchison Global Crossing Limited and their subsidiaries, are not subject to the covenants set forth in the indenture. In addition, their financial results will not be included in calculating financial covenants and tests applicable to us and our restricted subsidiaries. As a result, their operations and financial results may not support our ability to pay principal and interest on the notes. It may also be difficult for you to evaluate the credit of our operations subject to the indenture or monitor compliance with the indenture since financial statements for us and our restricted subsidiaries are not included in this document and will not be separately available in the future.

A SIGNIFICANT PORTION OF OUR ASSETS ARE SECURED BY A FIRST PRIORITY SECURITY INTEREST. THEREFORE, YOUR ABILITY TO RECEIVE PAYMENTS ON THE NOTES IS JUNIOR TO THOSE LENDERS WHO HAVE A SECURITY INTEREST IN OUR ASSETS.

     The notes are not be secured by any of our assets. However, our obligations under the PC-1 credit facility will be secured, subject to certain exceptions, by a first priority security interest in some of the assets and revenues of Pacific Crossing Ltd. and its subsidiaries. If Pacific Crossing Ltd. or any of its subsidiaries become insolvent or is liquidated, or if payment under the PC-1 credit facility is accelerated, the lenders thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, these lenders will have a claim on substantially all of the assets so secured and will have priority over any claim for payment under the notes. In any such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy such claims fully. See "Description of Other Indebtedness."

UNDER FRAUDULENT CONVEYANCE LAWS, A COURT COULD VOID OBLIGATIONS UNDER THE NOTES OR GUARANTEES.

     Under the federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the notes or the guarantees, subordinate those obligations to more junior obligations or require you to repay any payments made under the notes or pursuant to the guarantees, if an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or us as a debtor-in-possession, claims that the notes or the guarantees constituted a fraudulent conveyance. For this claim to succeed, the claimant must generally show that:

     (1) fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

     (2) at the time the obligation was incurred, the obligor:

          - was insolvent;

          - was rendered insolvent by reason of the obligation;

          - was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

          - intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

     The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if:

     - the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets at a fair valuation; or

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the notes, or subordinate indebtedness, including the notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors.

     On the basis of historical financial information, recent operating history and other factors, we believe that we, after giving effect to the debt incurred in connection with the private offering of our outstanding notes and in this offering, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. However, we cannot assure you as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

WE MAY NOT BE PERMITTED OR HAVE THE ABILITY TO PURCHASE THE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE.

     Upon the occurrence of a change of control, unless we exercise our option to repurchase the notes, we will be required to offer to purchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, the instruments evidencing certain of our future borrowings may restrict our ability to repurchase the notes, including pursuant to a change of control offer. In addition, a change of control under the indenture may constitute an event of default under such instruments that will permit the lenders to accelerate the debt thereunder and may cause the acceleration of other senior debt. We cannot assure you that upon a change of control we will obtain the consent of our senior lenders to repurchase the notes or that we will have sufficient funds to repay our senior indebtedness and repurchase the notes. Our failure to do so will constitute an event of default under the indenture. Furthermore, a change of control of Global Crossing is not likely to constitute a change in control in us for purposes of the Indenture. See "Description of Notes -- Repurchase at the Option of
Holders -- Change of Control."

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE EXCHANGE NOTES.

     The exchange notes will constitute a new class of securities for which there is no established trading market. We do not intend to list the exchange notes on a stock exchange (other than the Luxembourg Stock Exchange) or seek their admission for trading in the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers for the outstanding notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so, and they may cease to do so at any time without notice. Accordingly, we cannot assure you that an active trading market for the exchange notes will develop or, if a trading market develops, that it will continue. The lack of an active trading market for the exchange notes would have a material adverse effect on the market price and liquidity of the exchange notes. If a market for the exchange notes develops, they may trade at a discount from their initial offering price, depending on many factors, including our operating results, prevailing interest rates and the market for similar securities.

     Historically, the market for non-investment grade securities, such as the exchange notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that the market for the exchange notes will not be subject to similar disruptions.

                               THE EXCHANGE OFFER

BACKGROUND OF THE EXCHANGE OFFER

     We have entered into a registration rights agreement with the initial purchasers of the outstanding notes. In that agreement we agreed, under specified circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause the offer to be consummated within 210 days following the original issue of the outstanding notes on October 12, 2000. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and liquidated damages for failure to observe certain obligations in the registration rights agreement.

     In addition, in the registration rights agreement we agreed that, under the circumstances outlined below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the shelf registration statement effective for up to two years after its effective date. These circumstances include:

     - if applicable law, SEC rules or regulations or any interpretations of those rules or regulations by the staff of the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

     - if any holder of the outstanding notes notifies us within 20 business days following the consummation of the exchange offer that (1) that holder is prohibited by law or SEC policy from participating in the exchange offer or (2) that holder may not resell the exchange notes it acquires in the exchange offer to the public without delivering a prospectus and that this prospectus is not appropriate or available for resales by that holder; or

     - that holder is a broker-dealer and holds outstanding notes acquired directly from us or any of our affiliates.

     If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay special interest to holders of the outstanding notes. So long as the exchange notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall require, notice of the exchange offer will be published in a newspaper having general circulation in Luxembourg (which is expected to be the Luxembourger Wort).

RESALE OF EXCHANGE NOTES

     Based on interpretations of the SEC staff outlined in no action letters issued to unrelated third parties, we believe that you may offer to resell, resell or otherwise transfer exchange notes issued in the exchange offer in exchange for outstanding notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - you are not an affiliate of ours within the meaning of Rule 405 under the Securities Act;

     - you acquire the exchange notes in the ordinary course of your business;
       and

     - you do not intend to participate in the distribution of the exchange notes.

     If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, you:

     - cannot rely on the position of the staff of the SEC enunciated in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     You may use this prospectus for an offer to resell, for the resale or for other transfer of exchange notes only as specifically provided in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that the broker-dealer acquired as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" on page 164 for more details regarding the transfer of exchange notes.

TERMS OF THE EXCHANGE OFFER

     If you wish to exchange outstanding notes for exchange notes in the exchange offer, you will be required to make the following representations:

     - any exchange notes will be acquired in the ordinary course of your business;

     - you have no arrangement with any person to participate in the distribution of the exchange notes; and

     - you are not an affiliate of ours within the meaning of Rule 405 of the Securities Act or, if you are an affiliate, you will comply with applicable registration and prospectus delivery requirements of the Securities Act.

     On the terms and subject to the conditions contained in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes you surrender in the exchange offer. You may tender outstanding notes only in integral multiples of $1,000.

     The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest if we fail to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. We will issue the exchange notes under the same indenture that authorized the issuance of the outstanding notes, and the exchange notes will be entitled to the benefits of that indenture. Consequently, the outstanding notes and the exchange notes with substantially identical terms will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of Notes" on page 122.

     The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

     As of the date of this prospectus, $408,000,000 aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the outstanding notes.

     We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to those holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "-- Certain Conditions to the Exchange Offer."

     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than some applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled "-- Fees and Expenses" on page 37 for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time on March 13, 2001, unless we, in our sole discretion, extend it.

     In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately after the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     - to delay accepting for exchange any outstanding notes;

     - to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions outlined below under "-- Certain Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

     - subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

     We will follow any delay in acceptance, extension, termination or amendment of the exchange offer as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment.

     In addition, we will promptly notify the exchange agent and the Luxembourg exchange agent of any extension by oral (promptly confirmed in writing) or written notice and, so long as the exchange notes are listed on the Luxembourg Stock Exchange and the rules of the stock exchange shall so require, promptly publish notice of such extension in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxembourger Wort). Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

     During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if, in our reasonable judgment:

     - the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

     - the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

     - any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

     - the representations described in the first paragraph under "-- Terms of the Exchange Offer" on page 30 and "-- Procedures for Tendering" below; and

     - other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to that holder an appropriate form for registration of the exchange notes under the Securities Act.

     These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of any of those rights. Each of those rights will be deemed an ongoing right that we may assert at any time or at various times.

     In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes that have been tendered, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

     The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

PROCEDURES FOR TENDERING

     Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, you must:

     - complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent or the Luxembourg exchange agent prior to 5:00 p.m., New York City time, on the expiration date; or

     - comply with DTC's Automated Tender Offer Program procedures described below.

     In addition:

     - the exchange agent or the Luxembourg exchange agent must receive prior to 5:00 p.m., New York City time, on the expiration date your outstanding notes along with the letter of transmittal; or

     - the exchange agent must receive prior to 5:00 p.m., New York City time, on the expiration date, a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message; or

     - you must comply with the guaranteed delivery procedures described on page 35.

     The exchange agent or the Luxembourg exchange agent must receive physical delivery of your letter of transmittal and other required documents at the address indicated under " -- Exchange Agent and Luxembourg Exchange Agent" on page 36 prior to 5:00 p.m., New York City time, on the expiration date.

     Your tender that is not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will constitute an agreement between you and us in accordance with the terms and subject to the conditions specified in this prospectus and in the letter of transmittal.

     The method of delivery of outstanding notes, the letter of transmittal and all other documents required by the exchange agent or the Luxembourg exchange agent are at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent or the Luxembourg exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you.

     It is strongly recommended that holders send their letters of transmittal and other documents directly to the exchange agent to avoid delays that may arise from transmission of such documents to Luxembourg.

     If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either:

     - make appropriate arrangements to register ownership of the outstanding notes in your name; or

     - obtain a properly completed bond power from the registered holder of the outstanding notes.

     The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

     A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act must guarantee signatures on a letter of transmittal or a notice of withdrawal described below, unless the outstanding notes are tendered:

     - by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     - for the account of an eligible institution.

     If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

     If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this condition, those persons should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

     - DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

     - the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     - the agreement may be enforced against the participant.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time that we will determine. Although we intend to notify you of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, the Luxembourg exchange agent nor any other person will incur any liability for failure to give notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived.

     Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" at any time prior to 5:00 p.m., New York City time, on the expiration date.

     By signing the letter of transmittal, you, as a tendering holder of outstanding notes, will represent to us that, among other things:

     - any exchange notes that you receive will be acquired in the ordinary course of your business;

     - you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

     - if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes;

     - if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes; and

     - you are not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your outstanding notes, but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to 5:00 p.m., New York City time, on the expiration date, you may tender if:

     - you make the tender through an eligible institution;

     - before the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

     - indicating your name and address, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered:

     - stating that the tender is being made by those documents; and

     - guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile of that letter together with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     - the exchange agent receives the properly completed and executed letter of transmittal or facsimile of that letter as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures outlined above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective:

     - the exchange agent or the Luxembourg exchange agent must receive a written notice -- which may be by telegram, telex, facsimile transmission or letter -- of withdrawal at one of the addresses indicated under "-- Exchange Agent and Luxembourg Exchange Agent," on page 36; or

     - you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

     Any notice of withdrawal must:

     - specify the name of the person who tendered the outstanding notes to be withdrawn;

     - identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

     - where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

     If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent or the Luxembourg exchange agent, then, before the release of those certificates, the withdrawing holder must also submit;

     - the serial numbers of the particular certificates to be withdrawn; and

     - a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

     If you have tendered outstanding notes under the procedure for book-entry transfer described above, any notice of withdrawal must be delivered to the exchange agent and must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

EXCHANGE AGENT AND LUXEMBOURG EXCHANGE AGENT

     We have appointed United States Trust Company of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For delivery by registered/certified mail:      For delivery by hand before 4:30 p.m.:
------------------------------------------      -------------------------------------------------
United States Trust Company of New York         United States Trust Company of New York
P.O. Box 843 Cooper Station                     111 Broadway
New York, NY 10276                              New York, NY 10006
Attn: Corporate Trust Services                  Attn: Lower Level Corporate Trust Window

For delivery by overnight courier/by hand
after 4:30 p.m. on the expiration date:         By facsimile transmission
United States Trust Company of New York         (for eligible institutions only): (212) 420-6211
770 Broadway, 13th Floor New York, NY 10003     Attn: Customer Service
Attn: Corporate Trust Operations                Facsimile confirmation: (800) 548-6565

     In addition, we have appointed Kredietbank S.A. Luxembourgeoise as Luxembourg exchange agent. Executed letters of transmittal may be delivered by hand or sent registered or certified mail for next day delivery to the Luxembourg exchange agent at the following address: 43 Boulevard Royal, L-2955 Luxembourg, Attention: Corporate Trust and Agencies. All attempted tenders to the Luxembourg exchange agent must be confirmed by telephone by calling (011) 352-4797-39135. Delivery of the letter of transmittal to the Luxembourg exchange agent to an address other than the address set forth above in conformity with the procedures described will not constitute a valid delivery. It is strongly recommended that holders sent their letters of transmittal and other documents directly to the exchange agent to avoid delays that may arise from transmission of such documents to Luxembourg.

     Delivery of the letter of transmittal to an address other than as provided above or transmission via facsimile other than as provided above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

     We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $450,000. They include:

     - SEC registration fees;

     - fees and expenses of the exchange agent, Luxembourg exchange agent and trustee;

     - accounting and legal fees and printing costs; and

     - related fees and expenses.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. You, as the tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

     - certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

     - tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

     - a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

     If you do not submit satisfactory evidence of payment of those taxes with the letter of transmittal, the amount of those transfer taxes will be billed to the tendering holder.

     Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

SOME ADVERSE CONSEQUENCES OF FAILURE TO EXCHANGE

     If you fail to exchange your outstanding notes for exchange notes under the exchange offer, you will remain subject to the restrictions on transfer of your outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

     - could not rely on the applicable interpretations of the SEC; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     The amount of outstanding notes after the exchange offer is complete will be reduced by the amount of outstanding notes that will be tendered and exchanged for exchange notes in the exchange offer. We expect that a substantial portion of the outstanding notes will be tendered and accepted in the exchange offer. In that case, the trading market for the outstanding notes will be adversely affected.

ACCOUNTING TREATMENT

     We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

OTHER

     Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

     We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have included in this prospectus forward-looking statements that state our own or our management's intentions, beliefs, expectations or predictions for the future. Forward-looking statements are subject to a number of risks, assumptions and uncertainties which could cause our actual results to differ materially from those projected in the forward-looking statements. These risks, assumptions and uncertainties include:

     - the ability to complete systems within the currently estimated time frames and budgets;

     - the ability to compete effectively in a rapidly evolving and price-competitive marketplace;

     - changes in the nature of telecommunications regulation in the United States and Asian and other countries;

     - changes in business strategy;

     - the successful integration of newly acquired businesses;

     - the spread of Internet usage and other technological developments in Asian countries and elsewhere;

     - the impact of technological change; and

     - risks that we mention under the heading "Risk Factors" on page 16 and other risks referenced from time to time in our filings with the SEC.

     In evaluating forward-looking statements, you should specifically consider the numerous risks, among others, described under the heading "Risk Factors".

                                USE OF PROCEEDS

     We will not receive any proceeds from the exchange offer. The proceeds from our initial public offering, the underwriters exercise of a portion of their overallotment option and the sale of the outstanding notes were $844.1 million, after deducting underwriting discounts and estimated offering expenses. We expect to use the net proceeds as follows:

     - approximately $610 million for the construction of our network;

     - approximately $125 million to make investments in telecommunications and Internet companies, and related businesses;

     - approximately $9.6 million to repay outstanding indebtedness under shareholder loans at interest rate of LIBOR plus 2%;

     - up to approximately $79 million to purchase from Global Crossing shareholder loans and future commitments it made to Hutchison Global Crossing and Global Access Limited. The shareholder loans to Hutchison Global Crossing bear an interest rate equal to the Hong Kong Dollar Interbank Offered Rate, or HIBOR. The shareholder loans to Global Access Limited bear an interest rate equal to 1.5% above the long-term prime lending rate quoted by the Industrial Bank of Japan; and

     - the balance for general corporate purposes, including the funding of operating losses.

     Pending those uses, we intend to invest the net proceeds in direct or guaranteed obligations of the United States, interest-bearing, investment-grade instruments or certificates of deposit.

     Since we cannot specify with certainty the precise manner in which the net proceeds will be allocated, our management will have broad discretion in the application of the net proceeds.

                                 CAPITALIZATION

     The following table presents our capitalization as of September 30, 2000:

     - on a supplemental actual basis, giving retroactive effect to the contribution of Hutchison Global Crossing and Global Access Limited to us as described under "Formation Transactions" on page 96; and

     - on a pro forma basis to reflect the offering of the outstanding notes, our initial public offering of common stock and the partial exercise of the underwriters' over-allotment option.

     Other than as set forth in this prospectus, there has been no material change in our capitalization since September 30, 2000.

     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 53 and the consolidated financial statements and the accompanying notes included in this prospectus beginning on page F-1.

                                                                AS OF SEPTEMBER 30, 2000
                                                              ----------------------------
                                                              SUPPLEMENTAL
                                                                 ACTUAL         PRO FORMA
                                                              -------------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Long-term debt:
  Pacific Crossing-1 credit facility........................   $  750,000      $  750,000
  13.375% senior notes due 2010.............................           --         400,000
                                                               ----------      ----------
     Total long-term debt...................................      750,000       1,150,000
Minority interest...........................................      150,026         150,026
                                                               ----------      ----------
Shareholders' equity:
  Class A common stock, par value $0.01 per share
     (1,200,000,000 shares authorized, 68,500,000 shares
     issued and outstanding, pro forma).....................           --             685
  Class B common stock, par value $0.01 per share
     (1,200,000,000 shares authorized, 486,625,125 shares
     issued and outstanding)................................        4,866           4,866
Additional paid-in capital..................................    1,439,862       1,894,250
Accumulated deficit.........................................      (80,251)        (80,251)
Cumulative translation adjustment...........................          (21)            (21)
                                                               ----------      ----------
          Total shareholders' equity........................    1,364,456       1,819,529
                                                               ----------      ----------
               Total capitalization.........................   $2,264,482      $3,119,555
                                                               ==========      ==========

     The table above does not take into account any shares underlying stock options granted to directors, officers or employees.

               SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We have prepared the following selected unaudited pro forma condensed combined financial information based on our supplemental consolidated financial statements which give retroactive effect to the contribution of Hutchinson Global Crossing and Global Access Limited to us. The supplemental consolidated financial statements are adjusted to give retroactive effect to (1) the purchase of additional interest and the related consolidation of Pacific Crossing Ltd.,
(2) our initial public offering, (3) the partial exercise of the underwriters' over-allotment option and (4) our private offering of our outstanding notes.

     The unaudited pro forma financial information does not include any potential synergies relating to Pacific Crossing Ltd., Hutchison Global Crossing and Global Access Limited or increased opportunities to generate additional revenue in Asia. You should not rely on pro forma financial information as an indication of the results that would have been achieved if these transactions had taken place earlier or the future results that we will experience after completion of these transactions.

     You should read this selected unaudited pro forma condensed combined financial information in conjunction with the detailed financial statements, which are included in this prospectus beginning on page F-1.

     In reading the selected unaudited pro forma condensed combined financial information, you should note the following:

     - Before December 1999, Pacific Crossing-1 and the Global Access Limited network were not ready for commercial service and had no significant operations.

     - In December 1999, the northern segment of Pacific Crossing-1 and a segment of the Global Access Limited network connecting Pacific Crossing-1 to Tokyo became ready for commercial service. We recognized revenue of $61.1 million from sale of Pacific Crossing-1 capacity during 1999. The revenue from sales of capacity on the Global Access Limited network was deferred and is being amortized over the contract period. Revenue for the nine months ended September 30, 2000 was $131.3 million which was primarily from the sales of Pacific Crossing-1 capacity.

     - The equity in loss of affiliate represents our 50% interest of the net losses of Hutchison Global Crossing, the amortization expense of goodwill resulting from the formation of Hutchison Global Crossing and our 49% interest of the net losses of Global Access Limited for the periods presented.

     - The pro forma ratio of earnings to fixed charges is computed by aggregating pre-tax income from continuing operations before adjustment for minority interests and income or loss from equity investees, and fixed charges and dividing the total by fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs and the interest portion of capital lease obligations, and the portion of rental expense that is representative of the interest factor, deemed to be one-third of rental expense. Where the earnings would be insufficient to cover fixed charges, the amount of the deficiency is presented.

                         PRO FORMA ASIA GLOBAL CROSSING
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,         YEAR ENDED
                                                       ---------------------    DECEMBER 31,
                                                         2000         1999          1999
                                                       ---------    --------    ------------
PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
  DATA:
Revenue..............................................  $ 131,276    $     --      $ 61,100
Expenses:
  Cost of sales......................................     98,194          --        20,722
  Operations, administration and maintenance.........     36,499       2,000         8,000
  General and administrative.........................     36,649       2,491         9,370
  Depreciation and amortization......................     13,539          --         3,169
                                                       ---------    --------      --------
Operating income (loss)..............................    (53,605)     (4,491)       19,839
Equity in loss of affiliate..........................    (41,703)     (4,646)       (6,915)
Minority interest....................................     (9,632)      2,677        (7,995)
Other income (expense)...............................        (76)         --           459
Interest income......................................     11,427       8,826        12,062
Interest expense.....................................    (30,591)    (44,469)      (58,696)
                                                       ---------    --------      --------
Loss before provision for income taxes...............   (124,180)    (42,103)      (41,246)
Provision for income taxes...........................     (1,353)         --            --
                                                       ---------    --------      --------
  Net loss...........................................  $(125,533)   $(42,103)     $(41,246)
                                                       =========    ========      ========

OTHER DATA:
Ratio (deficiency) of earnings to fixed charges......  $(130,371)   $(60,883)     $(54,026)

                                                                              SEPTEMBER 30,
                                                                                  2000
                                                                              -------------
                                                                               (UNAUDITED)
                                                                              -------------
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash and cash equivalents.........................                             $  947,855
Restricted cash and cash equivalents..............                                 75,733
Property and equipment, net.......................                              1,685,272
Investment in affiliates..........................                                637,926
Total assets......................................                              3,547,620
Long-term debt....................................                              1,150,000
Total liabilities.................................                              1,578,065
Minority interest.................................                                150,026
Shareholders' equity..............................                             $1,819,529

            SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

ASIA GLOBAL CROSSING SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

     The table below shows our selected supplemental consolidated financial information prepared in United States GAAP. This information has been prepared using our supplemental consolidated financial statements as of the dates indicated and for the year ended December 31, 1999, for the period from April 1, 1998, date of inception, to December 31, 1998 and for the nine months ended September 30, 2000 and 1999. The supplemental consolidated financial statements have been prepared to give retroactive effect to the contribution of Hutchison Global Crossing and Global Access Limited to us on October 12, 2000. The supplemental consolidated financial information as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from April 1, 1998, date of inception, to December 31, 1998 has been derived from our supplemental consolidated financial statements audited by Arthur Andersen, independent public accountants. These supplemental financial statements are included in this prospectus beginning on page F-25. We derived the remaining data from unaudited supplemental consolidated financial statements.

     In reading the following selected supplemental consolidated financial information, please note the following:

     - On September 24, 1999, we were formed as an indirect wholly owned subsidiary of Global Crossing. On November 24, 1999, we became a wholly owned subsidiary of a joint venture among Global Crossing, Softbank and Microsoft, known as Asia Global Crossing Holdings Ltd.

     - On November 24, 1999, Global Crossing contributed to us GCT Pacific. GCT Pacific owns our interest in Pacific Crossing Ltd. Since we and GCT Pacific are entities under common control, our consolidated financial statements include information relating to GCT Pacific as if we were in existence on April 1, 1998, the date of inception of GCT Pacific, in a method similar to a pooling of interest.

     - On November 24, 1999, Global Crossing contributed all its rights in East Asia Crossing to us.

     - At December 31, 1999, we beneficially owned 57.75% of Pacific Crossing Ltd. Before January 1, 2000, our investment in Pacific Crossing Ltd. was accounted for under the equity method because we were not able to exercise effective control over Pacific Crossing Ltd. In March 2000, we increased our interest in Pacific Crossing Ltd. to 64.5%, and the Pacific Crossing Ltd. shareholders agreement was amended to give us effective control over Pacific Crossing Ltd. As a result, we have consolidated Pacific Crossing Ltd. as of January 1, 2000.

     - The first segment of Pacific Crossing-1 commenced service in December 1999, and we anticipate that the full system will be completed by year end 2000.

     - The supplemental consolidated financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999, are derived from our unaudited supplemental consolidated financial statements. We have made adjustments, consisting of normal recurring adjustments to present the supplemental consolidated financial position, which in the opinion of our management are necessary for a fair presentation. Supplemental results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

     - On October 12, 2000, we completed our initial public offering in which we sold 58 million shares of our Class A common stock at a price of $7.00 per share. The net proceeds of our initial public offering, which we received on October 12, 2000, after deducting underwriting discounts, commissions and costs, were approximately $452 million. On November 8, 2000, an additional 500,000 shares at $7.00 per share were sold in connection with the exercise of the underwriters' over-allotment option. The additional net proceeds were approximately $3.3 million, after deducting the underwriters' discounts, commissions and costs.

     - Concurrent with our initial public offering, we issued the outstanding notes at a price of 97.990% of the principal amount thereof. The outstanding notes have a face value of $408 million, mature on October 15, 2010 and bear an interest rate of 13.375%. Interest on the outstanding notes is payable on April 15 and October 15 of each year, beginning April 15, 2001.

     - Concurrent with our initial public offering, Global Crossing, Soffbank and Microsoft contributed their respective interests in Hutchison Global Crossing Holdings Limited and subsidiaries ("HGC" or "Hutchison Global Crossing"), representing 50% of the real ownership interest in HGC, to us. At the same time, Global Crossing contributed its 49% interest in Global Access Limited ("GAL") to us. These contributions are accounted for by us similar to the pooling-of-interests method of accounting because HGC, GAL and us are entities under common control of Global Crossing. Prior to these contributions, Global Crossing accounted for its investments in HGC and GAL under the equity method of accounting.

     - We monitor our financial performance using certain metrics which reflect our performance and liquidity on a consolidated basis, and on a proportionate ownership basis, reflecting our interests in our consolidated and non-consolidated affiliates.

     - Cash Revenue refers to revenue plus incremental cash deferred revenue, which is the incremental change in deferred revenue relating to cash receipts. We present Cash Revenue because it is a financial indicator used by investors and analysts to compare companies on the basis of cash receipts from sales of capacity and services. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP.

     - Adjusted EBITDA is defined as operating income (loss), plus goodwill, amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. This definition is consistent with financial covenants contained in the our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We use Adjusted EBITDA to monitor our compliance with our financial covenants. This information should not be considered as an alternative measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

     - Proportionate Cash Revenue represents the sum of our ownership percentage of the Cash Revenue of each member of the Combined Entities (includes Asia Global Crossing, Hutchison Global Crossing and Global Access Limited) after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     - Proportionate Adjusted EBITDA reflects the sum of our ownership percentage of the Adjusted EBITDA of each member of the Combined Entities after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     - Group Customer Cash Revenue represents the total of all Cash Revenue received by us and our non-consolidated affiliates from third parties without reference to our ownership percentages.

     - We believe these proportionate metrics are relevant given the importance of joint venture operations in achieving our business objectives. In calculating these proportionate metrics, cash received by any member of the Combined Entities for capacity purchases on specific systems are treated as cash received by the companies which provide the capacity. Cash received which may be applied to capacity purchases on systems to be specified at a future time, are not included in calculating Proportionate Cash Revenue or Proportionate Adjusted EBITDA, as we cannot determine our ownership of the systems on which these payments will be applied.

       At the end of the current quarter, a total of $39.8 million in cash deferred revenue resulted from cash receipts for which the customers may select systems at a future time.

     - The ratio of earnings to fixed charges is computed by aggregating pre-tax income from continuing operations before adjustment for minority interests and income or loss from equity investees, and fixed charges and dividing the total by fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs and the interest portion of capital lease obligations, and the portion of rental expense that is representative of the interest factor, deemed to be one-third of rental expense. Where the earnings would be insufficient to cover fixed charges, the amount of the deficiency is presented.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                                     PERIOD FROM
                                                                                    APRIL 1, 1998
                                           NINE MONTHS ENDED                          (DATE OF
                                             SEPTEMBER 30,           YEAR ENDED     INCEPTION) TO
                                       -------------------------    DECEMBER 31,    DECEMBER 31,
                                           2000           1999          1999            1998
                                       -------------    --------    ------------    -------------
                                              (UNAUDITED)

SUPPLEMENTAL CONSOLIDATED
  STATEMENT OF OPERATIONS DATA:
Revenue..............................    $ 131,276      $     --      $     --        $      --
Expenses:
  Cost of sales......................       98,194            --            --               --
  Operations, administration and
     maintenance.....................       36,499            66            --               --
  General and administrative.........       36,649            --         1,201               --
  Depreciation and amortization......       13,539            --            --               --
                                         ---------      --------      --------        ---------
Operating income (loss)..............      (53,605)          (66)       (1,201)              --
Equity in income (loss) of
  affiliates.........................      (41,703)       (7,845)        2,978           (2,507)
Minority interest....................       (9,632)           --            --               --
Other income (expense):
  Other expense......................          (76)           --            --               --
  Interest income....................       11,427         8,745        11,598            5,374
  Interest expense...................       (1,551)           --            --               --
                                         ---------      --------      --------        ---------
     Income (loss) before provision
       for income taxes..............      (95,140)          834        13,375            2,867
Provision for income taxes...........       (1,353)           --            --               --
                                         ---------      --------      --------        ---------
  Net income (loss)..................    $ (96,493)     $    834      $ 13,375        $   2,867
                                         =========      ========      ========        =========
SUPPLEMENTAL OTHER DATA:
Proportionate Cash Revenue...........    $ 209,420      $     --      $ 36,298        $      --
Proportionate Adjusted EBITDA........       86,617        (6,259)       20,182             (940)
Group Customer Cash Revenue..........      419,570            --        62,854               --
Cash from operating activities.......      145,262         8,654        22,045            5,366
Cash used for investing activities...     (415,550)      (12,000)      (90,652)        (231,006)
Cash from financing activities.......    $ 364,307      $     --      $ 73,013        $ 231,018
Ratio (deficiency) of earnings to
  fixed charges(1)...................    $ (88,308)           --            --               --
CALCULATION OF PROPORTIONATE ADJUSTED
  EBITDA
Operating Income (loss)..............    $ (53,605)     $    (66)     $ (1,201)       $      --
Depreciation and amortization........       13,539            --            --               --
Non-cash cost of capacity sold.......       98,194            --            --               --
Incremental cash deferred revenue....      116,904            --            --               --
                                         ---------      --------      --------        ---------
     Adjusted EBITDA.................      175,032           (66)       (1,201)
Minority Interest in Adjusted
  EBITDA.............................      (42,493)           --            --               --
Proportionate Adjusted EBITDA from
  non-consolidated joint ventures....       36,659        (6,193)       21,383             (940)
Elimination adjustments with
  affiliates.........................      (42,781)           --            --               --
Incremental cash deferred revenue
  from payments for non-specific
  capacity...........................      (39,800)           --            --               --
                                         ---------      --------      --------        ---------
Proportionate Adjusted EBITDA........    $  86,617      $ (6,259)     $ 20,182        $    (940)
                                         =========      ========      ========        =========

---------------
(1) There were no fixed charges in 1999 and 1998. Accordingly, we are unable to present the ratio of earnings to fixed charges for these periods.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES
                                 (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                        SEPTEMBER 30,    --------------------
                                                            2000           1999        1998
                                                        -------------    --------    --------
                                                         (UNAUDITED)
SUPPLEMENTAL CONSOLIDATED BALANCE SHEET DATA:
Assets:
  Cash and cash equivalents...........................   $  103,782      $  9,784    $  5,378
  Restricted cash and cash equivalents................       57,271            --          --
  Accounts receivable, net............................       24,480            --          --
  Receivable from affiliates..........................       88,561        89,735          --
  Other assets........................................       15,423         1,170          20
                                                         ----------      --------    --------
          Total current assets........................      289,517       100,689       5,398
Restricted cash and cash equivalents..................       18,462       138,118     231,000
Property and equipment, net...........................    1,685,272       101,598          --
Deferred finance fees, net............................       21,969            --          --
Other assets..........................................       39,401            --          --
Investments in affiliate..............................      637,926       286,131     177,334
                                                         ----------      --------    --------
          Total assets................................   $2,692,547      $626,536    $413,732
                                                         ==========      ========    ========
Liabilities:
  Accrued construction costs..........................   $  230,699      $     --    $     --
  Accounts payable and accrued liabilities............       16,472         1,131          --
  Deferred revenue....................................        5,103            --          --
  Payable to affiliates...............................       21,909       101,402          --
                                                         ----------      --------    --------
          Total current liabilities...................      274,183       102,533          --
                                                         ----------      --------    --------
Long-term debt........................................      750,000            --          --
Long-term deferred revenue............................      142,681            --          --
Other long-term liabilities...........................        1,421            --          --
Loan payable to affiliate.............................        9,780            --          --
                                                         ----------      --------    --------
          Total liabilities...........................    1,178,065       102,533          --
                                                         ----------      --------    --------
Minority interest.....................................      150,026            --          --
Shareholders' equity:
  Common stock........................................        4,866         4,866       4,866
  Additional paid-in capital..........................    1,439,862       502,895     405,999
  Retained earnings (accumulated deficit).............      (80,251)       16,242       2,867
  Cumulative translation adjustment...................          (21)           --          --
                                                         ----------      --------    --------
          Total shareholder's equity..................    1,364,456       524,003     413,732
                                                         ----------      --------    --------
          Total liabilities and shareholder's
            equity....................................   $2,692,547      $626,536    $413,732
                                                         ==========      ========    ========

PACIFIC CROSSING LTD., HUTCHISON GLOBAL CROSSING AND GLOBAL ACCESS LIMITED SELECTED HISTORICAL FINANCIAL INFORMATION

     PACIFIC CROSSING LTD.

     The table below shows the selected historical financial information of Pacific Crossing Ltd. prepared using United States GAAP. This information has been prepared using the consolidated financial statements of Pacific Crossing Ltd. as of the dates indicated and for the year ended December 31, 1999, for the period from May 4, 1998, date of inception, to December 31, 1998 and for the six months ended June 30, 2000 and 1999. The consolidated statement of operations data for the year ended December 31, 1999 and for the period from May 4, 1998, date of inception, to December 31, 1998 and the consolidated balance sheet data as of December 31, 1999 and 1998 have been derived from financial statements audited by Arthur Andersen, independent public accountants, which are included in this prospectus beginning on page F-47. We derived the remaining data from unaudited consolidated financial statements.

                                                                                  PERIOD FROM
                                      SIX MONTHS ENDED                            MAY 4, 1998
                                          JUNE 30,             YEAR ENDED     (DATE OF INCEPTION)
                                   -----------------------    DECEMBER 31,      TO DECEMBER 31,
                                      2000         1999           1999               1998
                                   ----------    ---------    ------------    -------------------
                                         (UNAUDITED)
                                                           (IN THOUSANDS)
Cash revenue.....................  $  127,370    $   3,122     $   62,854          $      --
Revenue..........................     107,550           --         61,100                 --
Income (loss) from continuing
  operations.....................      34,116       (3,357)        22,520             (4,341)
Adjusted EBITDA..................     101,907        1,486         46,685             (1,627)
Cash provided by (used in)
  operating activities...........      31,785       (1,644)         6,842             (3,771)
Cash used in investing
  activities.....................    (173,096)    (266,662)      (706,285)          (157,175)
Cash provided by financing
  activities.....................     141,321    $ 268,622        699,616            161,379
Total assets.....................   1,328,087                   1,124,138            231,677
Long-term obligations............  $  800,101                  $  760,636          $ 201,246

CALCULATION OF ADJUSTED EBITDA:
Operating income (loss)..........  $   33,559    $  (1,636)    $   24,209          $  (1,627)
Depreciation and amortization....       6,976           --             --                 --
Non-cash cost of sales...........      41,552           --         20,722                 --
Incremental cash deferred
  revenue........................      19,820        3,122          1,754                 --
                                   ----------    ---------     ----------          ---------
Adjusted EBITDA..................  $  101,907    $   1,486     $   46,685          $  (1,627)
                                   ==========    =========     ==========          =========

     HUTCHISON GLOBAL CROSSING

     The table below shows selected historical financial information for Hutchison Global Crossing prepared in Hong Kong dollars based on United States GAAP reconciled from Hutchison Global Crossing's Hong Kong GAAP combined financial statements. This information has been prepared using the combined financial statements as of the dates indicated and for the three years ended December 31, 1999 and for the six months ended June 30, 2000 and 1999. The combined statement of operations data for the three years ended December 31, 1999 and the combined balance sheet data as of December 31, 1999, 1998 and 1997 have been derived from financial statements audited by PricewaterhouseCoopers, certified public accountants, which are included in this prospectus beginning on page F-76. We derived the remaining data from unaudited combined financial statements.

                           FOR THE SIX MONTHS
                             ENDED JUNE 30,               FOR THE YEARS ENDED DECEMBER 31,
                       ---------------------------   ------------------------------------------
                           2000           1999           1999           1998           1997
                       ------------   ------------   ------------   ------------   ------------
                               (UNAUDITED)
                                                    (IN THOUSANDS)
Cash revenue.........  HK$  465,200   HK$  393,136   HK$  840,512   HK$  950,120   HK$1,262,106
Revenue..............       465,200        393,136        840,512        950,120      1,262,106
Income (loss) from
  continuing
  operations.........      (130,853)      (113,942)      (250,778)      (279,526)      (356,847)
Adjusted EBITDA......       (47,067)       (43,514)      (100,348)      (162,808)      (291,874)
Cash used in
  operating
  activities.........       (21,140)       (83,054)      (206,149)       (31,928)      (200,364)
Cash used in
  investing
  activities.........      (438,506)      (372,250)      (872,281)      (756,189)      (541,806)
Cash provided by
  financing
  activities.........       628,380   HK$  455,178      1,078,358        767,671        761,334
Total assets.........     3,388,127                     2,781,175      1,857,539      1,369,610
Long-term
  obligations........  HK$  619,790                  HK$3,618,673   HK$2,306,024   HK$1,403,847
CALCULATION OF
  ADJUSTED EBITDA:
Operating loss.......  HK$ (134,278)  HK$  (91,418)  HK$ (205,598)  HK$ (227,194)  HK$ (319,871)
Depreciation and
  amortization.......        87,211         47,904        105,250         64,386         27,997
                       ------------   ------------   ------------   ------------   ------------
Adjusted EBITDA......  HK$  (47,067)  HK$  (43,514)  HK$ (100,348)  HK$ (162,808)  HK$ (291,874)
                       ============   ============   ============   ============   ============

     The unaudited translations of Hutchison Global Crossing's Hong Kong dollar amounts into United States dollars have been translated using a convenience translation rate of HK$7.80 = $1.00 as of June 30, 2000 and for the six months ended June 30, 2000 and as of December 31, 1999 and for the year ended December 31, 1999. The convenience translations should not be construed as representations that the Hong Kong dollar amounts have been, could have been or could in the future be converted into United States dollars at this rate or any rate of exchange.

                                                     FOR THE SIX MONTHS ENDED    FOR THE YEAR ENDED
                                                          JUNE 30, 2000          DECEMBER 31, 1999
                                                     ------------------------    ------------------
                                                           (UNAUDITED)
                                                                     (IN THOUSANDS)
Cash revenue.......................................          $ 59,641                $ 107,758
Revenue............................................            59,641                  107,758
Income (loss) from continuing operations...........           (16,776)                 (32,151)
Adjusted EBITDA....................................            (6,034)                 (12,865)
Cash used in operating activities..................            (2,710)                 (26,429)
Cash used in investing activities..................           (56,219)                (111,831)
Cash provided by financing activities..............            80,562                  138,251
Total assets.......................................           434,375                  356,561
Long-term obligations..............................          $ 79,460                $ 463,932
CALCULATION OF ADJUSTED EBITDA:
Operating loss.....................................          $(17,215)               $ (26,359)
Depreciation and amortization......................            11,181                   13,494
                                                             --------                ---------
Adjusted EBITDA....................................          $ (6,034)               $ (12,865)
                                                             ========                =========

     GLOBAL ACCESS LIMITED

     The table below shows selected historical financial information for Global Access Limited prepared in United States GAAP and Japanese yen. This information has been prepared using the financial statements of Global Access Limited as of the dates indicated and for the period from November 4, 1997, date of inception, to December 31, 1997 and for the fiscal years ended December 31, 1999 and 1998 and for the six months ended June 30, 2000 and 1999. The statement of operations data for the period from November 4, 1997, date of inception, to December 31, 1997 and for the fiscal years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 1999, 1998 and 1997 were derived from financial statements audited by Arthur Andersen, independent public accountants, which are included in this prospectus beginning on page F-106. We derived the financial information below from unaudited financial statements.

                                                                                  PERIOD FROM
                                                                                  NOVEMBER 4,
                                                                                  1997 (DATE
                                                                                 OF INCEPTION)
                       FOR THE SIX MONTHS ENDED        FOR THE YEARS ENDED            TO
                               JUNE 30,                   DECEMBER 31,           DECEMBER 31,
                       -------------------------    -------------------------    -------------
                          2000           1999          1999           1998           1997
                       -----------    ----------    -----------    ----------    -------------
                              (UNAUDITED)
                                                   (IN THOUSANDS)
Cash revenue.........  Y10,203,876    Y       --    Y        --    Y       --       Y    --
Revenue..............      864,666            --          1,432            --            --
Income (loss) from
  continuing
  operations.........     (869,480)     (533,795)    (1,363,168)     (244,007)         (829)
Adjusted EBITDA......    8,710,291      (534,067)    (1,312,257)     (244,130)         (829)
Cash provided by
  (used in) operating
  activities.........    8,963,578      (546,557)    (1,425,040)     (257,736)         (834)
Cash used in
  investing
  activities.........   (8,038,830)   (1,404,956)    (3,870,433)     (297,736)           --
Cash provided by
  financing
  activities.........           --     3,000,000      9,000,000     1,950,000        50,000
Total assets.........   20,060,292            --     13,614,452     1,756,801        49,185
Long-term
  obligations........  Y 9,881,784    Y       --    Y        --    Y       --       Y    --

CALCULATION OF
  ADJUSTED EBITDA:
Operating income
  (loss).............  Y  (793,832)   Y (534,067)   Y(1,313,112)   Y (244,130)      Y  (829)
Depreciation and
  amortization.......      164,913            --          1,535            --            --
Non-cash cost of
  sales..............           --            --            752            --            --
Incremental cash
  deferred revenue...    9,339,210            --         (1,432)           --            --
                       -----------    ----------    -----------    ----------       -------
Adjusted EBITDA......  Y 8,710,291    Y (534,067)   Y(1,312,257)   Y (244,130)      Y  (829)
                       ===========    ==========    ===========    ==========       =======

     The unaudited translations of Global Access Limited's Japanese yen amounts into United States dollars have been translated using a convenience translation rate of (Yen)105.18 = $1.00 as of June 30, 2000 and for the six months ended June 30, 2000 and as of December 31, 1999 and for the year ended December 31, 1999. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into United States dollars at this rate or any other rate of exchange.

                                                             FOR THE SIX
                                                             MONTHS ENDED    FOR THE YEAR ENDED
                                                               JUNE 30,         DECEMBER 31,
                                                                 2000               1999
                                                             ------------    ------------------
                                                             (UNAUDITED)
                                                                       (IN THOUSANDS)
Cash revenue...............................................    $ 97,013           $     --
Revenue....................................................       8,221                 14
Income (loss) from operations..............................      (8,267)           (12,960)
Adjusted EBITDA............................................      82,813            (12,476)
Cash provided by (used in) operating activities............      85,221            (13,549)
Cash used in investing activities..........................     (76,429)           (36,798)
Cash provided by financing activities......................          --             85,568
Total assets...............................................     190,723            129,440
Total long-term obligations................................    $ 93,951           $     --
CALCULATION OF ADJUSTED EBITDA:
Operating income (loss)....................................    $ (7,547)          $(12,484)
Depreciation and amortization..............................       1,568                 15
Non-cash cost of sale......................................          --                  7
Incremental cash deferred revenue..........................      88,792                (14)
                                                               --------           --------
Adjusted EBITDA............................................    $ 82,813           $(12,476)
                                                               ========           ========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our supplemental consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such a difference include those set forth under "Risk Factors."

GENERAL

     Concurrent with our initial public offering, Global Crossing, Microsoft and Softbank contributed their aggregate interest of 50% in Hutchison Global Crossing ("HGC") to us. At the same time, Global Crossing contributed its 49% interest in Global Access Limited ("GAL") to us. These contributions are accounted for by us similar to the pooling of interests method of accounting because HGC, GAL and us are entities under common control of Global Crossing. Prior to these contributions, Global Crossing accounted for its investments in HGC and GAL under the equity method of accounting.

     Our supplemental consolidated financial statements have been prepared to give retroactive effect to the contribution of HGC and GAL to us by Microsoft, Softbank and Global Crossing, respectively, at the completion of the initial public offering. Our consolidated financial statements have been restated for all periods presented as if HGC, GAL and us had been always combined under the equity method of accounting since they were combined with Global Crossing. These supplemental financial statements will become our historical consolidated financial statements after financial statements covering the date of completion of these contributions are issued.

     We were formed in November 1999 and have a limited operating history. Upon our formation, Global Crossing contributed GCT Pacific to us, which was then a wholly owned subsidiary of Global Crossing and which held Global Crossing's interest in Pacific Crossing Ltd. GCT Pacific was a holding company and did not have any operations. Since we and GCT Pacific are entities under common control, our consolidated financial statements include information relating to GCT Pacific as if we were in existence on April 1, 1998, the date of inception of GCT Pacific, in a method similar to a pooling of interests.

     In December 1999, the first segment of Pacific Crossing-1 began commercial service allowing Pacific Crossing Ltd. to recognize revenue on sales of capacity. Before January 1, 2000, our investment in Pacific Crossing Ltd. was accounted for under the equity method; consequently, our revenue did not include Pacific Crossing Ltd. revenue. In March 2000, we increased our interest in Pacific Crossing Ltd. to 64.5%, and the Pacific Crossing Ltd. shareholders agreement was amended to give us effective control over Pacific Crossing Ltd. As a result, we have consolidated Pacific Crossing Ltd. as of January 1, 2000. Since we did not consolidate Pacific Crossing Ltd. results in 1999, the comparability of our historical results for the nine-month periods ended September 30, 2000 and September 30, 1999 is limited. Before December 1999, Pacific Crossing Ltd. had no revenues.

     Currently, a significant portion of our cash revenue is from the sale of wholesale capacity to carrier customers on Pacific Crossing-1. Once East Asia Crossing and future systems become operational, additional revenue will be generated from these systems. The revenue from these systems will be offset by additional costs including cost of capacity, selling, general and administrative costs and other operational costs.

     We expect that wholesale bandwidth pricing in the trans-Pacific market is likely to continue to decline in future years as a result of the increasing supply of trans-Pacific bandwidth capacity. We expect similar price declines in other markets in which we will operate. Although prices are expected to continue to decline, we anticipate that the impact to our revenue will be offset by the increasing demand for bandwidth capacity. Our revenue through the end of year 2000 will be primarily derived from the sale of wholesale bandwidth capacity on Pacific Crossing-1. In fiscal year 2001, we expect a significant portion of our revenue growth to be derived from the sale of wholesale bandwidth capacity on East Asia Crossing and other services, including Internet, data, voice and web hosting services, to wholesale and business customers.

     We monitor our financial performance using certain metrics which reflect our performance and liquidity on a consolidated basis, and on a proportionate ownership basis, reflecting our interests in our consolidated and non-consolidated affiliates.

     Cash Revenue refers to revenue plus incremental cash deferred revenue, which is the incremental change in deferred revenue relating to cash receipts. We present Cash Revenue because it is a financial indicator used by investors and analysts to compare companies on the basis of cash receipts from sales of capacity and services. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP.

     Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. This definition is consistent with financial covenants contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We use Adjusted EBITDA to monitor our compliance with our financial covenants. This information should not be considered as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

     Proportionate Cash Revenue represents the sum of our ownership percentage of the Cash Revenue of each member of the Combined Entities (includes Asia Global Crossing, Hutchison Global Crossing, and Global Access Limited) after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     Proportionate Adjusted EBITDA reflects the sum of our ownership percentage of the Adjusted EBITDA of each member of the Combined Entities after eliminating certain inter-company transactions. Cash Revenue not assigned to specific systems is excluded.

     Group Customer Cash Revenue represents the total of all Cash Revenue received by us and our non-consolidated affiliates from third parties without reference to our ownership percentages.

     We believe these proportionate metrics are relevant given the importance of joint venture operations in achieving our business objectives. In calculating these proportionate metrics, cash received by any member of the Combined Entities for capacity purchases on specific systems are treated as cash received by the companies which provide the capacity. Cash received which may be applied to capacity purchases on systems to be specified at a future time, are not included in calculating Proportionate Cash Revenue or Proportionate Adjusted EBITDA, as we cannot determine our ownership of the systems on which these payments will be applied. At the end of the current quarter, a total of $39.8 million of cash deferred revenue resulted from cash receipts for which the customers may select systems at a future time.

RECENT FINANCIAL ACCOUNTING DEVELOPMENTS

     As a result of Financial Accounting Standards Board ("FASB") Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" ("FIN 43"), which became effective July 1, 1999, we have accounted for revenue from terrestrial circuits sold after that date as operating leases and have amortized that revenue over the terms of the related contracts, even though typically we receive the full sales price in cash at the time of activation of these circuits.

     We offer our customers flexible bandwidth products to multiple destinations and anticipate that many of the contracts for subsea circuits entered into will be part of a service offering. Therefore, we anticipate that many of these contracts will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, we will defer revenue related to those circuits and amortize that revenue over the appropriate term of the contract. Accordingly, we will treat cash that we have received but not recognized as deferred revenue. In certain circumstances, should a contract meet all of the requirements of sales-type lease accounting, we will recognize revenue without deferral upon payment and activation. None of the accounting practices described above affect our cash flows.

     The principal effect of the change in the type of contracts offered to our customers beginning on January 1, 2000 is that an increasing percentage of our capacity sales will be accounted for as operating leases rather than sales-type leases, resulting in more revenue from those sales being deferred into future periods than was previously the case. Accordingly, this change in contract terms will reduce revenue recognized upon activation of the circuits in earlier periods and increase revenue recognized in later periods.

     In June 1999, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. We are currently evaluating the impact of adopting this standard.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which is required to be adopted by the Company in the quarter ended December 31, 2000. SAB 101 clarifies certain conditions regarding the culmination of an earnings process and customer acceptance requirements in order to recognize revenue. The adoption of this new requirement is not expected to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

     Revenue. Revenue for the nine months ended September 30, 2000 was $131.3 million which was primarily from sales of Pacific Crossing-1 capacity. Of this amount, $123.1 million in revenue were recognized using sales-type lease accounting, while the remaining $8.2 million in revenue were accounted for using service accounting.

     Proportionate Cash Revenue for the nine months ended September 30, 2000 was $209.4 million, which was primarily due to sales of Pacific Crossing-1 capacity. Pacific Crossing-1 was not ready for service until the fourth quarter of 1999. Group Customer Revenue was $419.6 million during the nine months ended September 30, 2000 which was primarily attributed to sales of network capacity in 2000. There was no Proportionate Cash Revenue and Group Customer Revenue in the same period of 1999 since our systems were not in service.

     Cost of sales. Cost of sales for the nine months ended September 30, 2000 was $98.2 million which relates primarily to sales of Pacific Crossing-1 capacity and a $40.5 million charge for losses on sales. In June 2000, we reduced the carrying value of certain purchased capacity held for sale from $48 million to $10 million. In 1999, when the capacity was originally purchased it was our intention to re-sell it to third party customers. Subsequent to the acquisition of this capacity, our business plan changed primarily due to the expanded construction of our Asian networks. In June 2000, based upon the changes in our network and business plan, we determined that we had no alternative use for this capacity and entered into discussions for its sale to various third party customers. Accordingly, we recognized a loss of $38.0 million in respect of the excess of the carrying value of the capacity over its current fair value of $10.0 million. In September 2000, all such purchased capacity was sold and an additional loss of $2.5 million was recognized. There was no cost of sales for the nine months ended September 30, 1999 since there was no sales activity.

     Operations, administration and maintenance. Operations, administration and maintenance expense was $36.5 million for the nine months ended September 30, 2000 which was related to the costs to provide operating, administration and maintenance functions for Pacific Crossing-1. There was no operations, administration and maintenance expense for the nine months ended September 30, 1999 because Pacific Crossing Ltd. was not consolidated.

     General and administrative. General and administrative costs for the nine months ended September 30, 2000 were $36.6 million, which consisted principally of salaries and employee benefits reflecting our staffing for multiple systems, travel costs, professional fees and shared corporate service charges allocated from Global Crossing. The general and administrative costs for the nine months ended September 30, 1999 were insignificant since we were formed in September 1999.

     Depreciation and amortization. Depreciation and amortization expense was $13.5 million for the nine months ended September 30, 2000 relating primarily to Pacific Crossing-1. There was no depreciation and amortization expense for the nine months ended September 30, 1999 because Pacific Crossing-1 was not ready for service.

     Equity in income (loss) of affiliates. The equity in loss of affiliates for the nine months ended September 30, 2000 increased to $41.7 million from $7.8 million for the same period in 1999. The increase was primarily due to $13.8 million equity in loss of Hutchison Global Crossing in 2000 and $21.5 million amortization of goodwill resulting from the formation of Hutchison Global Crossing. We did not account for Hutchison Global Crossing under the equity method of accounting until January 2000.

     Minority interest. Minority interest for the nine months ended September 30, 2000 was ($9.6) million which primarily represents our joint venture partners' equity interest in the income of Pacific Crossing Ltd. We did not have any minority interest until we consolidated Pacific Crossing Ltd. in January 2000.

     Interest income. Interest income of $11.4 million for the nine months ended September 30, 2000 relates primarily to returns on invested cash contributed by Microsoft and Softbank and restricted cash for the construction of Pacific Crossing-1. Interest income of $8.7 million for the nine months ended September 30, 1999 relates primarily to the returns on invested restricted cash for the construction of Pacific Crossing-1.

     Interest expense. Interest expense of $1.6 million for the nine months ended September 30, 2000 relates to the Pacific Crossing-1 credit facility. There was no interest expense for the nine months ended September 30, 1999 because Pacific Crossing Ltd. was not consolidated.

     Provision for income taxes. Bermuda does not impose a statutory income tax, and consequently no provision for income taxes was recorded for entities incorporated in Bermuda. We established a full valuation allowance as of September 30, 2000 for all entities incurring a net loss and operating in taxing jurisdictions to offset tax benefits recorded by entities without an operating history. A valuation allowance is necessary until such time as we can quantify any potential tax attributes related to the operating losses and the realizability of those potential attributes. During the nine months ended September 30, 2000, we recognized a provision for income taxes of $1.4 million to provide for taxes on profits earned from telecommunication services where our subsidiaries have a presence in taxable jurisdictions.

     Net income (loss). For the nine months ended September 30, 2000, our net loss was $96.5 million as compared to net income of $0.8 million for the nine months ended September 30, 1999.

     Proportionate Adjusted EBITDA. For the nine months ended September 30, 2000, we reported Proportionate Adjusted EBITDA of $86.6 million. The Proportionate Adjusted EBITDA for the nine months ended September 30, 1999 was $(6.3) million.

 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM APRIL 1, 1998 TO DECEMBER 31, 1998

     Revenue. Proportionate Cash Revenue was $36.3 million for the year ended December 31, 1999 which represents our proportionate ownership interest of Pacific Crossing-1's cash revenue. Group customers cash revenue was $62.9 million for the year ended December 31, 1999, representing Pacific Crossing-1's cash revenue. There was no cash revenue in 1998 since our systems were not in service yet.

     General and Administrative. General and administrative costs for the year ended December 31, 1999 were $1.2 million. These charges consist principally of salaries and employee benefits, travel costs, professional fees and management service charges allocated from Global Crossing. There was no general and administrative expense in 1998. The increase is attributable to costs incurred after our formation.

     Equity in income (loss) of affiliates. Income from affiliates for the year ended December 31, 1999 was $3.0 million. During the period from April 1, 1998, date of inception, to December 31, 1998, we reported a $2.5 million loss from affiliates. In 1999, our equity in income of Pacific Crossing Ltd. was partially offset by our equity in loss of Global Access Limited. In 1998, both affiliates recorded net losses.

     Interest income. Interest income for the year ended December 31, 1999 was $11.6 million. During the period from April 1, 1998, date of inception, to December 31, 1998, we reported interest income of $5.4 million. The increase of 115% is due to earnings on investments of restricted funds for the construction of Pacific Crossing-1.

     Provision for income taxes. Bermuda does not impose a statutory income tax, and consequently no provision for income taxes was recorded for entities incorporated in Bermuda. We established a full valuation allowance as of December 31, 1999 for all entities incurring a net loss and operating in taxing jurisdictions to offset tax benefits recorded by entities without an operating history. A valuation allowance is necessary until we can quantify any potential tax attributes related to the operating losses and the realizability of those potential attributes.

     Net income. During the year ended December 31, 1999, we reported net income of $13.4 million. During the period from April 1, 1998, date of inception, to December 31, 1998, we reported net income of $2.9 million. The increase of 362% was primarily due to the increase of equity in income (loss) of affiliates and interest income.

     Proportionate Adjusted EBITDA. For the year ended December 31, 1999, we reported proportionate adjusted EBITDA of $20.2 million. The proportionate adjusted EBITDA for the period from April 1, 1998 to December 31, 1998 was ($0.9) million.

LIQUIDITY AND CAPITAL RESOURCES

     We estimate the cost of Pacific Crossing-1 to be approximately $1.1 billion. We have fully financed Pacific Crossing-1 through shareholder equity investments and the $850 million Pacific Crossing-1 credit facility, under which $750 million was outstanding at September 30, 2000.

     We estimate the cost of East Asia Crossing connecting Japan, Hong Kong, Taiwan, Korea, Malaysia, the Philippines and Singapore to be approximately $1.3 billion over the next two years.

     On October 12, 2000, we completed our initial public offering in which we sold 68 million shares of our Class A common stock at a price of $7.00 per share. The net proceeds of the initial public offering after deducting underwriting discounts, commissions and costs were approximately $451.8 million. On November 8, 2000, an additional 500,000 shares at $7.00 per share were sold in connection with the exercise of the underwriters' over-allotment option. The additional net proceeds were approximately $3.3 million, after deducting the underwriters' discounts, commissions and costs. Concurrent with the initial public offering, we issued the outstanding notes for net proceeds of approximately $389 million. The outstanding notes have a face value of $408 million, mature on October 15, 2010 and bear an interest rate of 13.375%. Interest on the outstanding notes is payable on April 15 and October 15 of each year, beginning April 15, 2001. We have used and are using the proceeds of these offerings for the construction of our network, the expansion of our business and general corporate purposes.

     Concurrently with the closing of our initial public offering, we entered into two subordinated notes (the "Subordinated Notes") with Global Crossing. Under the terms of the Subordinated Notes, Global Crossing committed to loan us up to $200 million under each note which can be reduced by Global Crossing in an amount based on any net cash proceeds received by us from (a) the issuance of any shares of the our capital stock subsequent to our initial public offering (excluding any shares sold as part of the exercise by the underwriters of their overallotment option in connection with the initial public offering) and (b) the issuance of any indebtedness which meet certain conditions under the terms of the Subordinated Notes. One of the Subordinated Notes is available for borrowings until certain conditions are met and the second Subordinated Note is available for borrowings until December 31, 2002. The Subordinate Notes mature on April 15, 2011 and bear interest at a rate of 14.875% per annum. Interest shall be payable in cash semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2001; provided that interest due on or before October 15, 2005 will be paid by increasing the outstanding principal amount. We are permitted to use the proceeds of the Subordinated Notes to pay a portion of the costs of building our network, operating expenses, interest on our indebtedness and general corporate purposes.

     We have extended limited amounts of financing to customers in connection with certain capacity sales. Our customer financing terms may provide for installment payments of up to four years. We believe that our extension of financing to our customers will not have a material effect on our liquidity.

     Cash provided by operating activities was $145.3 million and $8.7 million for the nine months ended September 30, 2000 and 1999, respectively. The balances principally represent cash received from capacity sales and interest income received, less general and administrative expenses paid.

     Cash used in investing activities was $415.6 million and $12.0 million for the nine months ended September 30, 2000 and 1999, respectively. The balances primarily represent cash paid for construction in progress, purchases of property and equipment and cash paid for investments. The increase in cash used in investing activities primarily relates to construction activities and business expansions.

     Cash provided by financing activities was $364.3 million for the nine months ended September 30, 2000 and none for the nine months ended September 30, 1999, respectively. The increase in cash provided by financing activities primarily relates to capital contributions from shareholders and joint venture partners.

     As of September 30, 2000, we had $103.8 million in cash and cash equivalents and $75.7 million in restricted cash and cash equivalents.

     We have a substantial amount of indebtedness. Based upon the current level of operations, our management believes that our cash flows from operations, together with the net proceeds from our initial public offering of common stock, the partial exercise of the underwriters' over-allotment option and our private offering of the outstanding notes, available borrowings under Pacific Crossing-1 credit facility, and if necessary, the Subordinated Notes, will be adequate to meet our anticipated requirements for working capital, capital expenditures, discretionary investments, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels or that currently anticipated improvements will be achieved. Also, there can be no assurance that our business and our continued ability to raise capital will be adequate to meet our anticipated requirements for working capital, capital expenditures, discretionary investments, interest payments and scheduled principal payments for the foreseeable future. If we are unable to meet our current capital needs, we may be required to reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing.

     Pacific Crossing Ltd. entered into an operations, administration and maintenance agreement with Global Crossing Network Center, Ltd. The agreement is for an initial term of eight years with two renewal periods of five years each at Pacific Crossing Ltd.'s option. The amounts payable under the agreement are $43 million, $43 million and $42.2 million for year 2000, 2001 and 2002, respectively. These fees will increase by 3.0% each year starting in the year ended December 31, 2003, through the end of the agreement in 2007.

     Pacific Crossing Ltd. also has an operations, administration and maintenance agreement with Global Access Limited with a fee of $5.8 million each year through 2002, increasing by 3.0% thereafter through 2007.

     We have agreed to form a joint venture company, to be owned 33% by ourselves and 67% by Exodus, to offer a full range of Internet operations outsourcing services to customers in Asia, including Web-hosting services, managed service offerings, professional services and content distribution. Pursuant to the joint venture agreement we will contribute $33 million in cash and all of our Web-hosting and related assets to the joint venture. In addition, the board of directors of the joint venture may require us to make additional capital contributions of up to $167 million over the three-year period following formation of the joint venture.

     As of September 30, 2000, on a pro forma basis giving retroactive effect to the contribution to us of Global Crossing's interests in Hutchison Global Crossing and Global Access Limited, the private offering of our outstanding notes and our initial public offering of common stock, we and our consolidated subsidiaries had a total of $1.15 billion of long-term debt, of which $750 million was outstanding under the Pacific Crossing-1 credit facility. The Pacific Crossing-1 credit facility comprised of a $840 million term loan facility and a $10 million working capital facility. As of September 30, 2000, we have drawn $750 million of borrowings under the term loan facility and have remaining available borrowings of $90 million under the term loan facility and $10 million under the working capital facility. On a pro forma basis, our interest expense for the nine months ended September 30, 2000 would have been $30.6 million.

INFLATION

     We do not believe that our business is impacted by inflation to a significantly different extent than the general economy.

INTEREST RATE RISK

     The table below provides information about the Company's market sensitive financial instruments and constitutes a "forward-looking statement." The Company's major market risk exposure is changing interest rates. The Company's policy is to manage interest rates through the use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions.

                                                                                                                FAIR VALUE
                                                                                                               SEPTEMBER 30,
     EXPECTED MATURITY DATES        2000    2001      2002       2003       2004     THEREAFTER      TOTAL         2000
     -----------------------        ----   -------   -------   --------   --------   ----------     --------   -------------
                                                                         (IN THOUSANDS)
DEBT
Non Current -- US$ denominated
Pacific Crossing Credit
  Facility........................   --    $83,260   $93,260   $113,260   $118,260    $341,960      $750,000     $750,000(1)
  Average interest
    rates -- variable.............
DERIVATIVE INSTRUMENTS
Interest rate swap floating for
  fixed
Contract notional amount..........   --         --        --         --   $500,000          --      $500,000     $519,596(2)
  Fixed rate paid by
    counterparty..................
  Floating rate paid by us........                                                                      5.0%

---------------
(1) The interest rates are one month US dollar LIBOR + 2.25 -- 2.50%, which were
    8.9 -- 9.1% as of September 30, 2000.

(2) The interest rate is one month United States dollar LIBOR, which was 6.6% as of September 30, 2000.

     A hypothetical 10% change in interest rate would result in an increase or decrease of approximately $7.9 million to the fair value of financial instruments with exposures to interest rate risk as of September 30, 2000.

FOREIGN CURRENCY RISK

     For those subsidiaries using the U.S. dollar as their functional currency, translation adjustments are recorded in the accompanying condensed consolidated statements of operations.

     For those subsidiaries not using the U.S. dollar as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to a separate component of shareholders' equity. As of and for the nine months ended September 30, 2000 and 1999, the translation adjustments were immaterial. Foreign currency transaction gains and losses are included in the statements of operations as incurred.

HUTCHISON GLOBAL CROSSING

  RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND THE SIX MONTHS ENDED JUNE 30, 1999

     Revenue. Revenue increased 18.3% from HK$393.1 million in 1999 to HK$465.2 million in 2000. The increase was primarily due to increases in the number of data leased lines and the number of subscribers to the ISP/portal services. During the six months ended June 30, 2000 and 1999, respectively, there was no difference between revenue and cash revenue.

     Income (loss) from continuing operations. Loss from continuing operations increased 14.9% from HK$(113.9) million in 1999 to HK$(130.9) million in 2000. The increase was primarily due to the increase in depreciation and network costs. Depreciation expense was higher in 2000 and in line with the increase in fixed assets.

     Adjusted EBITDA. Adjusted EBITDA decreased 8.3% from HK$(43.5) million in 1999 to HK$(47.1) million in 2000, primarily due to the increase in network costs. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. We anticipate that this definition will be consistent with financial covenants to be contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We expect to use Adjusted EBITDA to monitor our compliance with our financial covenants and to understand the financial indicators investors and analysts are using to measure our performance. You should not consider this information as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

  RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE YEAR ENDED DECEMBER 31, 1998

     Revenue. Revenue decreased 11.5% from HK$950.1 million in 1998 to HK$840.5 million in 1999. The decrease was mainly due to declines in call volume and reductions in prices resulting from increased competition for international services. Strong growth in revenue from data and ISP/portal services partially offsets the lower revenue from international services. Data and ISP/portal services revenue contributed over 20% of the total revenue in 1999 compared to 4.1% in 1998. During the years ended December 31, 1999 and 1998, there was no incremental cash deferred revenue.

     Income (loss) from continuing operations. Loss from continuing operations decreased 10.3% from HK$(279.5) million in 1998 to HK$(250.8) million in 1999. The decrease was primarily due to a decrease of cost of services related to the lower call volumes and prices, offset in part by an increase in selling, general and administrative expenses.

     Adjusted EBITDA. Adjusted EBITDA improved by 38.4% from HK$(162.8) million in 1998 to HK$(100.3) million in 1999, primarily due to an improvement in the overall gross profit margin as a result of an increasing proportion of higher margin data services business. Adjusted EBITDA is defined as operating income
(loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. We anticipate that this definition will be consistent with financial covenants to be contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We expect to use Adjusted EBITDA to monitor our compliance with our financial covenants and to understand the financial indicators investors and analysts are using to measure our performance. You should not consider this information as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

  RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1997

     Revenue. Revenue decreased 24.7% from HK$1,262.1 million in 1997 to HK$950.1 million in 1998. In 1997, revenue came primarily from international services. The decrease was primarily due to the declines in call volume and reductions in prices resulting from increasing competition. Revenue from business and carrier data increased significantly in 1998 although it only represented 4% of revenue. During the years ended December 31, 1998 and 1997, there was no incremental cash deferred revenue.

     Income (loss) from continuing operations. Loss from continuing operations decreased 21.7% from HK$(356.8) million in 1997 to HK$(279.5) million in 1998. The decrease was primarily due to a decrease of cost of services related to the lower call volumes and prices.

     Adjusted EBITDA. Adjusted EBITDA improved by 44.2% from a loss of HK$(291.9) million in 1997 to a loss of HK$(162.8) million in 1998, primarily due to an improvement in the overall gross profit margin following the reduction in charges by other carriers for international delivery. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. We anticipate that this definition will be consistent with financial covenants to be contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We expect to use Adjusted EBITDA to monitor our compliance with our financial covenants and to understand the financial indicators investors and analysts are using to measure our performance. You should not consider this information as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

GLOBAL ACCESS LIMITED

  RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND THE SIX MONTHS ENDED JUNE 30, 1999

     Revenue. In 2000, Global Access Limited recognized revenue of Y864.7 million. Sales from terrestrial capacity in 2000 generated revenue of Y260.8 million. Global Access Limited amortizes revenue from sales of terrestrial capacity over 15 years on a straight-line basis, with amounts due or received but not yet recognized, recorded as deferred revenue. In addition, Global Access Limited recorded revenue of Y477.6 million for operations, administration and maintenance services. Cash revenue was Y10,203.9 million for the first half of 2000. Global Access Limited did not record any revenue or cash revenue in the first half of 1999.

     Income (loss) from continuing operations. Loss from continuing operations increased 62.9% from Y(533.8) million in 1999 to Y(869.5) million in 2000. The increase was primarily due to an increase in operating expense and partially offset by the increase of recognized revenue. The increase in general and operating expenses was primarily due to increasing system planning, development and design activities.

     Adjusted EBITDA. Adjusted EBITDA increased from Y(534.1) million in 1999 to Y8,710.3 million in 2000. The increase was principally due to an increase in incremental cash deferred revenue after the system became operational. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. We anticipate that this definition will be consistent with financial covenants to be contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We expect to use Adjusted EBITDA to monitor our compliance with our financial covenants and to understand the financial indicators investors and analysts are using to measure our performance. You should not consider this information as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

  RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE YEAR ENDED DECEMBER 31, 1998

     Revenue. In 1998 and 1999, Global Access Limited was constructing the Global Access Limited network. A portion of the system connecting from Ajigaura to Tokyo commenced service in December 1999. Before December 1999, Global Access Limited had no significant operations other than planning and constructing the network. In December 1999, Global Access Limited generated revenue from sale of capacity to us. Revenue recognized in 1999 was Y1.4 million. During the years ended December 31, 1999 and 1998, there was no incremental cash deferred revenue.

     Income (loss) from continuing operations. Loss from continuing operations increased 458.7% from Y(244.0) million in 1998 to Y(1,363.2) million in 1999. The increase was primarily due to an increase in general and administrative expenses and an increase in start-up expenses. The increase in general and administrative expenses primarily consist of an increase of payroll expense of Y301.3 million, rent expense of Y108.7 million and start-up charges of Y434.1 million. The increase related to the significant increased planning and construction activities in 1999. Start-up expenses principally contain various consulting fees and engineering charges paid to outside companies for the planning, development and design of the Global Access Limited system.

     Adjusted EBITDA. Adjusted EBITDA decreased from Y(244.1) million in 1998 to Y(1,312.3) million in 1999. The decrease was due to an increase in operating expenses. Adjusted EBITDA is defined as operating income (loss), plus goodwill amortization, depreciation and amortization, non-cash cost of capacity sold, stock related expenses and incremental cash deferred revenue. We anticipate that this definition will be consistent with financial covenants to be contained in our significant financing agreements. We present Adjusted EBITDA because it is a financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and because we believe that Adjusted EBITDA is an additional, meaningful measure of performance and liquidity. We expect to use Adjusted EBITDA to monitor our compliance with our financial covenants and to understand the financial indicators investors and analysts are using to measure our performance. You should not consider this information as an alternative to any measure of performance as promulgated under GAAP. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

                                    BUSINESS

OVERVIEW

     We intend to be a leading pan-Asian telecommunications carrier that provides Internet, data, voice and Web-hosting services to wholesale and business customers. We are building an end-to-end network across Asia that will include:

     - subsea cables;

     - terrestrial connections to our landing sites, commonly known as backhaul;

     - national networks;

     - city fiber networks;

     - space, security and environmental controls for equipment owned by various carriers, commonly known as telehouses; and

     - Web-hosting centers.

     We plan to extend our network of undersea cables, national terrestrial networks, city fiber networks, telehouses and Web-hosting centers to principal commercial and financial centers in Asia in order to provide our portfolio of broadband and Internet services on a pan-Asian basis. Our network is planned to connect Japan, Hong Kong, Taiwan, Korea, Malaysia, Singapore and the Philippines to the United States. With these countries connected, our network will address a combined Asian population of approximately 304.3 million with an aggregate 1999 gross domestic product or GDP of approximately $5.4 trillion. As regulations permit, our network will also connect to China, which has a population of approximately 1.3 billion and a 1999 GDP of approximately $1.0 trillion. We intend to expand our network to other Asian countries as customer demand requires. In addition, we will offer worldwide Internet, data, voice and Web-hosting services to wholesale and multinational business customers via Global Crossing's state-of-the-art fiber optic network of global scale and scope.

     In order to establish strong competitive positions in two of Asia's largest telecommunications markets, we have formed joint ventures in Japan and Hong Kong. In Japan, we have established Global Access Limited, a joint venture with Vectant, Inc., a subsidiary of Marubeni, as well as GlobalCenter Japan, a joint venture with Internet Research Institute and Softbank. We will contribute our remaining interest in GlobalCenter Japan to our joint venture with Exodus. In Hong Kong, we have formed Hutchison Global Crossing, a joint venture with Hutchison Whampoa. We have also recently formed joint ventures in Taiwan with Microelectronics Technology Inc. and in the Philippines with Digital Telecommunications, Phils., Inc. and BI Group o/b Broadband Infrastructure Group Ltd. We are actively pursuing strategic alliances in other markets, where we believe that local partners bring established network infrastructure, sales and marketing capabilities or beneficial relationships to our business.

     Through direct ownership and our interests in joint ventures, we have constructed and are expanding a state-of-the-art network through which we will deliver a broad portfolio of communications services to our customers. Our network consists of the following network elements in the markets indicated:

     - Trans-Pacific: We currently operate and have a controlling interest in Pacific Crossing-1, a subsea cable that connects Japan to the United States, where it seamlessly connects to the Global Crossing network. Pacific Crossing-1 is designed to operate initially at 80 Gbps of service capacity and is upgradeable to a minimum of 640 Gbps using dense wavelength multiplexing technology.

     - East Asia: We are now constructing East Asia Crossing, a subsea cable that connects Japan to Hong Kong. We expect to extend East Asia Crossing to Taiwan and Korea in the first half of 2001 and, at a later time, to Malaysia, the Philippines and Singapore and, if and when regulations permit, China. East Asia Crossing is designed to operate initially at 80 Gbps of service capacity and is upgradeable to a minimum of 2.56 Tbps, which would be the highest capacity introduced to date in Asia.

     - Japan: We currently connect one landing station for Pacific Crossing-1 to our Tokyo city fiber network, telehouse and regional operating center via facilities owned and operated by Global Access Limited. Global Access Limited is expanding its network to Osaka, Nagoya and cable landing stations for other subsea cables in Japan. In addition, GlobalCenter Japan became operational in April 2000 and is providing Web-hosting and Internet infrastructure services to customers.

     - Hong Kong: Hutchison Global Crossing owns and operates the largest fully-fiber optic network in Hong Kong, over which Hutchison Global Crossing provides Internet, data and voice services. In addition, Hutchison Global Crossing owns a GlobalCenter data center, which began its operations in June 2000. We expect that the Web-hosting business of Hutchison Global Crossing may be contributed to our joint venture with Exodus.

     - Web-hosting: On September 27, 2000, we entered into an agreement with Exodus Communications, Inc. that provides for the creation of a joint venture company to be owned 33% by ourselves and 67% by Exodus. The company, to be known as Exodus Asia-Pacific, will offer a full suite of Internet operations outsourcing services to customers in Asia, including Web-hosting services, managed service offerings, professional services and content distribution.

     Exodus is a leading provider of Internet operations outsourcing services. Exodus conducts its business through a worldwide network of Internet data centers located in North America, Europe and Asia-Pacific. Exodus is quoted on the Nasdaq National Market.

     We intend to replicate the network and service capabilities that we currently offer in Japan and Hong Kong in each market to which we extend our network. In addition, we intend to expand our Web-hosting business and Internet infrastructure services to our target markets in Asia through joint ventures with Exodus and local partners.

     Through our high-speed Asian network, our portfolio of service offerings and our connection to the Global Crossing network, we believe we are uniquely positioned to meet the demands of our customers. We expect our customers will primarily include new and incumbent telecommunications and Internet companies, as well as multinational corporations. We believe that, at present, these customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services within Asia, which provides us with significant market opportunities. As of September 30, 2000, our customers included AboveNet, Cable & Wireless IDC, Exodus, KDD, Qwest and Teleglobe. For the nine months ended September 30, 2000, Qwest accounted for 44.9% of our supplemental consolidated revenue, KDD accounted for 13.3% of our supplemental consolidated revenue, Teleglobe accounted for 10.9% of our supplemental consolidated revenue, and AboveNet accounted for 8.3% of our supplemental consolidated revenue. Our supplemental revenue for the nine months ended September 30, 2000 was $130.5 million.

RECENT BUSINESS DEVELOPMENTS

     Taiwan. On September 15, 2000 and later amended on December 12, 2000, we entered into an agreement to form a joint venture with Microelectronics Technology Inc. The joint venture will be owned 60% by us and 40% by Microelectronics Technology Inc. The joint venture became the first telecommunications company to receive an approval of its international submarine cable circuit leasing license, subject to certain conditions. This license allows us to land our East Asia Crossing Cable in Taiwan and to lease broadband capacity. We expect the joint venture will also acquire, construct, operate and maintain a cable station, a backhaul system and a telehouse in Taiwan. Finally, we expect the joint venture will market and sell in Taiwan capacity on the joint venture's backhaul system.

     Microelectronics Technology Inc. is Taiwan's first microwave technology firm which designs, manufactures and supplies a broad range of microwave integrated circuit products used for satellite broadcasting, communications and telecommunications. Microelectronics Technology, Inc. has evolved from a microwave component manufacturer to a global provider of wireless communications subsystems and systems.

     On May 23, 2000, we invested $25 million in Digital United Holdings Limited, or Digital United, in return for a 4% equity interest. In addition, we and Digital United have agreed to use our reasonable efforts to explore opportunities for cooperation in the data center business in Taiwan.

     Digital United is the second largest provider of Internet access services in Taiwan, offering dial-up, dedicated Internet access and broadband access technologies. Digital United also provides intranets and virtual private networks, e-commerce solutions, Internet services and Chinese language Internet portals.

     Korea. On January 30, 2001, we entered into a joint venture agreement with DACOM Corporation to build and operate a cable station for East Asia Crossing, a backhaul network and a telehouse in Korea. The joint venture will be owned 49% by us and 51% by DACOM and upon the occurrence of certain conditions, we may increase our ownership to 50%. Through the joint venture, we plan to sell point-to-point capacity on an indefeasible right of use basis and international private line services in Korea and the Asia-Pacific region. The closing of the joint venture is subject to approval by both boards of directors and is subject to us reaching definitive agreements with DACOM. We cannot assure you when or even that we will reach definitive agreements with DACOM or, if we do reach definitive agreements, what the terms of those agreements will be.

     On November 21, 2000, we entered into a landing agreement with DACOM for the Korean segment of East Asia Crossing. DACOM will have title to the cable landing station and the segment of East Asia Crossing cable in Korean waters. We will own and lease to DACOM the electronic equipment located inside the cable station required to connect the East Asia Crossing cable, and DACOM will leave its backhaul to us. Upon incorporation of the joint venture company, the title to the cable station and the right to leave the electronic equipment will be transferred to the joint venture company.

     DACOM is a leading Korean telecommunications company, providing Internet and other on-line services, as well as wireline phone services, domestic and international long distance, data and satellite telecommunications services. DACOM is a publicly traded company in Korea.

     Japan. On December 15, 2000, we entered into a share transfer agreement with Softbank Corp. to transfer 38% of our interest in GlobalCenter Japan. In exchange, Softbank, among other things, agreed to use its commercially reasonable efforts to purchase and to cause its affiliates to purchase all of their respective requirements for data center business services anywhere in the world from GlobalCenter or an entity controlled by GlobalCenter.

     On May 31, 2000, we and GlobalCenter Japan entered into an Internet data center operations agreement with NTT Data Corporation to develop and operate a technology park in a special purpose telecom building developed by NTT Data in central Tokyo. The technology park concept is intended to leverage the strengths of each party to the agreement; NTT Data's facilities, specialized applications and systems integration expertise; our fiber optic network and IP platform and GlobalCenter Japan's expertise in data center operations, to offer building tenants an integrated data hosting and connectivity solution.

     NTT Data is Japan's leading systems integrator and is engaged in constructing systems in a wide array of sectors. These operations range from large-scale projects in the financial and public administrative sectors, including government entities, to diverse corporate networks.

     Singapore. On May 20, 2000, we entered into a non-binding memorandum of understanding with Singapore Technologies Telemedia to enter into joint venture agreements for the purpose of forming two joint ventures, each of which will be 50% owned by each of us and Singapore Technologies Telemedia. The first joint venture will build and operate backhaul and telehouses in Singapore, providing us with the necessary components to extend East Asia Crossing into Singapore. The joint venture's terrestrial network will also link to the Global Crossing network through East Asia Crossing. In October 2000, the joint venture received from the InfoComm Development Authority of Singapore a facilities-based operator license which is pending perfection subject to our submission of a performance bond by January 2001. This license entitles the joint venture to land East Asia Crossing in Singapore, including the cable station, backhaul and telehouse. The second joint venture will build and operate a GlobalCenter data center in Singapore, which will adhere to GlobalCenter technical specifications. In addition, under the terms of the memorandum of understanding, Singapore Technologies Telemedia has committed to purchase capacity on our network, subject to our reaching definitive agreements with Singapore Technologies Telemedia regarding the two joint ventures. We cannot assure you when or even that we will reach definitive agreements with Singapore Technologies Telemedia, or if we do reach definitive agreements, what the terms of those agreements will be.

     Singapore Technologies Telemedia is a leading global info-communications service provider, which offers a wide suite of services through various subsidiaries and associates. These services include fixed and mobile telephony, e-commerce solutions and services, paging, mobile data communications and a digital mobile communications network. Singapore Technologies Telemedia is a wholly-owned subsidiary of Singapore Technologies Group, a multinational company headquartered in Singapore.

     Philippines. On December 17, 2000, we entered into an agreement with Digital Telecommunications Phils., Inc., or Digitel, and BI Group o/b Broadband Infrastructures Group Ltd., or BI Group, that provides for the creation of a joint venture company. The company, to be known as Digitel Crossing, will be owned 40% by us, 40% by Digital Telecommunications and 20% by BI Group. Digitel Crossing will develop, construct, own or lease, operate and maintain a ring protected terrestrial backhaul network in the Philippines and provide related services. Also, Digitel agreed to purchase $40 million of capacity on our network and BI Group agreed to purchase $20 million.

     Digitel is one the largest providers of telecommunications services in the Philippines, offering a full suite of products to its voice, data and Internet access customers. Digitel is the telecommunications provider of JG Summit Holdings, Inc., one of the largest business conglomerates in the Philippines.

     BI Group is a Manila-based telecommunications investment and holding company, focused on developing and consolidating bandwidth-intensive businesses throughout Southeast Asia.

THE OPPORTUNITY FOR BROADBAND INTERNET AND DATA SERVICES IN ASIA

     Asia is made up of a number of countries and territories with a wide range of demographic characteristics and significant variances in the level of development in their telecommunications infrastructure and differing regulatory environments. The market opportunity for us to extend our network and offer our services varies widely by country depending on a combination of these factors. We intend to expand our network to serve the most important routes for Internet, data and voice traffic which connect principal commercial and financial centers in Asia. We have already established operations in Japan and Hong Kong, two of the largest telecommunications markets in Asia. We also expect to serve six other key Asian markets: Taiwan, Korea, Singapore, Malaysia, the Philippines and, if and when regulations permit, China. These initial eight countries account for a significant portion of the market opportunity for broadband Internet and data services in Asia.

  LARGE, HIGH GROWTH ECONOMIES

     As of 1999, Asia had a total population of approximately 3.2 billion and an aggregate 1999 GDP of $7.3 trillion, compared to the United States, which had a population of approximately 273 million and a GDP of $9.2 trillion. The seven countries that we are initially focusing on, together with China, accounted for approximately $6.4 trillion or 87% of the combined GDP of Asia. Most of the economies of Asia have experienced significant economic growth over the past decade and have rebounded from the recent economic downturn. The combined GDP of Asia, not including Japan, grew 6.0% in 1999. This compares favorably to GDP growth of 4.0% in the United States during the same period. The International Monetary Fund forecasts growth of combined GDP for Asia, not including Japan, growing 6.2% in 2000. Although Japan has experienced prolonged recessionary conditions, it remains the world's second largest economy, with a GDP of $4.3 trillion, and is a key financial, commercial and technological center.

     The table below presents selected statistical data in our key target markets in Asia. We derived the information presented in the first and second columns below from the Economist Intelligence Unit, 1999. We derived the information presented in the third column below from the World Development Report, 1999.

                                                                              GDP
                                                           POPULATION     US DOLLARS
                                                           IN MILLIONS    IN BILLIONS    TELEDENSITY
                                                             (1999)         (1999)         (1997)
                                                           -----------    -----------    -----------
Japan....................................................      126.7        $4,352           479
Hong Kong................................................        6.8           149           565
South Korea..............................................       46.9           395           444
Taiwan...................................................       22.0           289           N/A
Singapore................................................        3.2            89           543
Malaysia.................................................       21.9            79           195
Philippines..............................................       76.8            76            29
China....................................................    1,254.6           976            56
                                                             -------        ------
     Total...............................................    1,558.9         6,405
                                                             =======        ======

  CONCENTRATION OF TELECOMMUNICATIONS MARKETS AND MULTINATIONAL CORPORATIONS

     A significant portion of Asia's economic activity is focused in a relatively small number of commercial and financial centers. These centers contain a high concentration of people, multinational corporations and resulting demand for telecommunications capacity. We believe that this concentration of potential customers provides an opportunity for new competitive service providers to enter these markets efficiently. We believe that the cities in Asia with the highest concentration of multinational corporations are Tokyo, Hong Kong, Singapore, Osaka and Taipei. According to International Data Corporation, 75% of Internet users in Asia are located in our target markets.

  MARKETS WITH DEVELOPING TELECOMMUNICATIONS AND INTERNET INFRASTRUCTURE

     Many markets in Asia have low levels of telecommunications penetration. For example, the developed markets of Japan and Hong Kong in 1997 had teledensities of 479 and 565 main lines per 1,000 people. The less developed markets of China and the Philippines in 1997 had teledensities of 56 and 29 main lines per 1,000 people. By comparison, the United States in 1997 had a teledensity of 644 main lines per 1,000 people.

     The development of Internet access and Internet services in many countries in Asia is also at an early stage. According to International Data Corporation, in 1999, there were approximately 29.2 million Internet users in our target markets, or approximately 20 per 1,000 people, compared to 87.3 million Internet users in the United States or 320 per 1,000 people. These penetration levels are low in part because the regulation of domestic markets in favor of incumbent providers has not promoted and, in certain countries, has impeded investment in network infrastructure. These penetration levels are also low due to the relatively higher cost of Internet access in many parts of

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Asia, where we believe local access charges are approximately two to four times higher than comparable charges in the United States.

RAPIDLY DEREGULATING ASIAN TELECOMMUNICATIONS MARKETS

     We believe that the ongoing deregulation of Asian telecommunications markets will create opportunities for new entrants to compete with established national telecommunications companies. Hong Kong and Korea have partially opened up their telecommunications markets by awarding licenses to new entrants, some of whom will, like us, be offering facilities-based services and others who will be selling services on the facilities of others. Singapore completely opened up its telecommunications market effective April 1, 2000, two years ahead of schedule. Taiwan has announced the opening of its telecommunications market to new entrants offering facilities-based services effective August 2000. We believe that this trend toward deregulation will lead to higher levels of broadband traffic throughout the region and into and out of the Asian markets.

  ATTRACTIVE MARKET FOR INTERNATIONAL CAPACITY IN ASIA

     We expect that the same factors that are driving traffic growth in worldwide Internet, data and voice traffic will drive traffic growth in Asia. These factors include increasing use of bandwidth-intensive applications; increase in global commerce; improvements in last-mile access technology, such as digital subscriber lines and cable modems; a general decline in prices of telecommunications services; and continuing deregulation of telecommunications markets. While these factors have already resulted in the proliferation of new telecommunications service providers and multinational corporations that require increasing quantities of international bandwidth in the United States and Europe, they are only beginning to have a similar impact in Asia.

     Although there have been several new trans-Atlantic subsea cables completed in the past few years, there has been a lack of trans-Pacific and intra-Asian cables. Pacific Crossing-1 is the only significant trans-Pacific cable to begin operations in the past few years. We believe that any demand and supply imbalance for international bandwidth in Asia over the next few years will create an attractive market opportunity for selling our services.

  POTENTIAL FOR SIGNIFICANT GROWTH IN DEMAND FOR TELECOMMUNICATIONS AND DATA SERVICES

     We believe that the expected strong economic growth of our target markets, the relatively underdeveloped infrastructure in those markets and the trend toward deregulation and increasing competition will result in significant growth in demand for telecommunications and data services. We also believe that the introduction of alternative telecommunication technologies, such as mobile telephony, Internet-based telephony and fixed wireless services, will advance the penetration of telecommunications services in Asia at a rate which will surpass those in the United States and European markets.

     While Internet penetration in Asia is behind that of the United States, it is expected to grow at a faster rate. Factors supporting this growth rate include a heightened awareness of the Internet, incremental demand for new sources for information and entertainment, the growing availability of local language content and an expected decline in the cost of access. The International Data Corporation anticipates that the number of Internet users in our target markets will grow from 1999 to 2004 at an annual compounded growth rate of approximately 33%.

OUR STRATEGY

     Our goal is to become a leading pan-Asian telecommunications carrier that provides Internet, data, voice and data center and Internet infrastructure services to telecommunications carriers and multinational business customers. We believe that no one else offers a range of services comparable to ours in scope or quality. We intend to use our competitive position, including our connectivity to the Global Crossing network, to exploit the rapidly growing market for bandwidth, Internet services and

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other advanced communications services. To accomplish this goal, we are pursuing a strategy built on the following initiatives:

  PROVIDE SERVICES ON A GLOBAL BASIS THROUGH OUR SEAMLESS CONNECTIVITY WITH GLOBAL CROSSING'S NETWORK

     We believe that our relationship with our parent company, Global Crossing, and the integration of our network with Global Crossing's network will give us a distinct advantage over our competitors. In Asia we will offer our customers seamless connectivity to all cities served by Global Crossing. Thus, our service offerings will be significantly broader than those of our competitors that have only regional assets. Furthermore, Global Crossing will be an important sales channel for our services and we expect its sales force to generate significant incremental sales.

     Key elements of our network will be fully integrated into the Global Crossing network and Global Crossing's Network Operations Center will have visibility into key elements of our network. Some of our competitors do not control their networks on an end-to-end basis as we do. Instead, they lease or purchase circuits on other carriers' networks. As a result, we believe that we will be able to offer customers service of scope and quality that some of our competitors cannot offer.

  BUILD THE PREMIER PAN-ASIAN NETWORK FOR PROVIDING INTEGRATED COMMUNICATIONS SERVICES

     Through direct ownership and interests in joint ventures, we plan to build the premier pan-Asian telecommunications network. Our assets will include subsea cables, terrestrial networks, city fiber networks, telehouses and, in conjunction with Exodus, data centers. By integrating and centrally managing these network and other assets, we expect to provide seamless city-to-city and business-to-business connectivity to the principal commercial and financial centers in Asia. In most cases, we intend to maintain a controlling interest in the key elements of our network, which should give us a cost advantage over our competitors. We use advanced fiber optic technology, network structures that eliminate service interruptions by automatically rerouting traffic, dense wavelength division multiplexing and redundant facilities to provide state-of-the art, reliable communications services. We deploy our fiber in network structures which, if there is a break in the fiber, rapidly reroute telecommunications traffic in the opposite direction thereby bypassing the break in the fiber. We intend to provision our high quality services to customers more rapidly than any of our competitors.

  CAPITALIZE ON OUR EARLY-MOVER ADVANTAGE -- KEY ELEMENTS OF OUR NETWORK ARE ALREADY OPERATIONAL

     We have an operational network with significant revenue today. In contrast, many of our competitors have merely announced an intention to build or otherwise acquire network capacity in Asia. We operate one of the first independently developed trans-Pacific cables. In addition, our network consists of terrestrial fiber networks that are operational and provide service to customers in both Japan and Hong Kong, connect Japan to Hong Kong and, in the first half of 2001 will connect to Taiwan and Korea. We expect to extend our connectivity to Malaysia, the Philippines, Singapore and, if and when regulations permit, China. Moreover, we, on our own or through our joint ventures, hold licenses to provide telecommunications services in Japan, Hong Kong and Taiwan.

     We believe that this early-mover advantage will allow us to form strong relationships with telecommunications carriers and leading multinational companies in Asia, securing a large base of customers and network traffic in advance of the market entry of our competitors. We also believe that our early-to-market advantage will allow us to form strategic relationships with local partners in advance of our competitors.

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  EXPAND OUR PORTFOLIO OF SERVICES TO MEET OUR CUSTOMER'S NEEDS

     In addition to sales of wholesale circuits, we currently offer international private lines, data transport and fiber without any equipment attached, commonly referred to in the telecommunications industry as dark fiber, on Pacific Crossing-1 and the Global Access Limited network in Japan, Internet services and data center and Internet infrastructure services. We anticipate expanding our portfolio of services to include certain advanced Internet services, advanced voice and data services, switched services, voice over Internet protocol and virtual private networks. We also intend to provide high-bandwidth applications and emerging broadband technologies. We believe that our broad range of services will permit us to attract multinational business customers, as well as wholesale customers, such as network providers. Our wholesale customers consist of other telecommunications companies which use our network capacity to provide telecommunications services to their customers in Asia. These wholesale customers may choose to use our services rather than build their own network or may use our services to supplement their own network capacity. Our customers include AboveNet, KDD and Qwest. In addition to providing services to network providers, we intend to sell aggressively to multinational business customers. We believe that our focus on network providers at the wholesale level and multinational business customers maximizes the potential market for our services and leverages our unique network footprint in Asia.

  LEVERAGE OUR RELATIONSHIPS WITH OUR FOUNDING SHAREHOLDERS

     We plan to leverage our relationships with our founding shareholders:

     - GLOBAL CROSSING RELATIONSHIP: We intend to leverage our relationship with Global Crossing to provide a wide range of broadband telecommunications solutions on a global basis. We will coordinate our network, sales and marketing strategies with those of Global Crossing to offer our services to telecommunications and multinational business customers. We will also benefit from Global Crossing's telecommunications, sales and marketing expertise.

     - MICROSOFT AND SOFTBANK RELATIONSHIPS: Microsoft is a worldwide leader in software, services and Internet technologies for personal and business computing. Softbank is one of the world's Internet leaders, with ownership positions in more than 300 Internet companies. We believe that having Microsoft and Softbank as our founding shareholders will allow us to benefit from the expanding involvement of these companies in Internet-related businesses and their expertise in that field. Microsoft and Softbank have each invested $175 million in us and have agreed to purchase an aggregate of $200 million of capacity on Pacific Crossing-1, Global Access Limited or the Global Crossing network over a period of three years following our formation. They have also agreed, subject to a number of conditions, to use our network to satisfy a portion of their and some of their affiliates' telecommunications needs in Asia. See "Transactions with Related Parties -- Relationships Among Ourselves and Our Founding Shareholders" on page 102.

  FORM STRATEGIC ALLIANCES AND JOINT VENTURES WITH STRONG LOCAL PARTNERS

     In order to exploit first-mover advantages, more readily penetrate local markets, overcome regulatory barriers and develop exclusive relationships with leading telecommunications providers in given markets, our strategy is to form strategic alliances or joint ventures in key markets. We intend to select partners in these markets based on potential partners' existing assets, such as networks, existing customer relationships, licenses, technical expertise and market prominence. Our joint ventures with Vectant, Inc., formerly Global Bandwidth Solutions, Internet Research Institute and Softbank in Japan and Hutchison Whampoa in Hong Kong, Microelectronics Technology Inc. in Taiwan and Digitel and BI Group in the Philippines are examples of the strategic alliances we intend to pursue in other markets. We also intend to use our network capacity in strategic partnerships with bandwidth-intensive users in Asia to drive traffic onto our network.

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  CAPITALIZE ON EXTENSIVE MANAGEMENT EXPERIENCE

     We have assembled and continue to build a strong management team with communications expertise and extensive experience in international business and the Asian telecommunications market. Many of our senior executives have held senior management positions with market leaders, such as Dell Corporation, AT&T and its affiliates, Teledyne Technologies, ICL PLC, KPN Royal Dutch Telecom and Global Crossing. In addition, a number of those senior executives have held senior positions in the Asian operations of those market leaders.

OUR NETWORK AND OPERATIONS

     We are designing our network to provide Asia with unprecedented seamless, broadband, global city-to-city and business-to-business connectivity through a combination of subsea cables, national networks and city fiber networks with connections to our telehouses and Web-hosting centers. As currently planned, our network will extend approximately 45,000 route kilometers from the west coast of the United States and across the Pacific to eight Asian countries, including China. In addition, our network provides seamless connectivity to the Global Crossing network in the Americas and Europe.

     The following table contains information regarding the initial ready for service date and expected completion date of our currently planned systems, telehouses and Web-hosting centers:

                                                            ACTUAL OR EXPECTED
                                                         INITIAL READY FOR SERVICE
                           NETWORK ELEMENT/                DATE OR CONNECT DATE/     EXPECTED OR ACTUAL
   MARKET                     OPERATIONS                    INITIAL LAUNCH DATE        COMPLETION DATE
   ------      ----------------------------------------  -------------------------   -------------------
Trans-Pacific             Pacific Crossing-1                   December 1999               December 2000
East Asia                 East Asia Crossing                    January 2001          First half of 2002*
Japan          Global Access Limited fixed-line network        December 1999                     Ongoing
                   Global Access Limited telehouse                 July 2000              Not applicable
                    GlobalCenter Japan data center                April 2000               December 2000
Hong Kong         Hutchison Global Crossing network            December 1996                     Ongoing
                             Data center                           June 2000                     Ongoing

---------------
* This will include connecting Hong Kong, Taiwan, Korea, Singapore, Malaysia, and the Philippines.

     We plan to continue to expand both our subsea and terrestrial networks to address current and future opportunities throughout principal commercial and financial centers of Asia. Directly and through joint ventures, we intend to replicate the capabilities that we are currently offering in Japan and Hong Kong in each market to which we extend our undersea network.

  TRANS-PACIFIC

     Pacific Crossing-1 is an approximately 21,000 kilometer four-fiber undersea cable that connects Japan and the United States. Pacific Crossing-1 uses technology that automatically reroutes telecommunications traffic to avoid service interruptions. Pacific Crossing-1 connects Grover Beach, California and Harbour Pointe, Washington with two landing sites in Ajigaura and Shima, Japan. The landing points in Washington and Ajigaura were completed in December 1999 and those in California and Shima were completed in December 2000. We expect Pacific Crossing-1 to connect directly to:

     - Global Access Limited's terrestrial fiber links from a cable landing station to a point of presence or telehouse, commonly referred to in the telecommunication industry as backhaul, and Tokyo and Osaka city fiber rings at the cable stations in Ajigaura and Shima, Japan, as well as landing stations for other cable systems;

     - East Asia Crossing at the cable stations in Ajigaura and Shima, Japan, providing access to Hutchison Global Crossing's network and other countries connected to East Asia Crossing in the future;

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     - Global Crossing's Pan American Crossing at the cable station in Grover
       Beach, providing connectivity to Mexico, Central and South America and the Caribbean; and

     - Global Crossing's North American Crossing at the cable stations in Grover Beach and Harbour Pointe, providing connectivity to North America and further connectivity to Europe through Atlantic Crossing-1 and Pan European Crossing.

     Pacific Crossing-1 operates at 100 Gbps of service capacity, upgradeable to a minimum of 640 Gbps, using dense wavelength division multiplexing technology. Pacific Crossing-1 is one of the first independently developed, privately owned and operated cable systems to cross the Pacific Ocean. The first segment of Pacific Crossing-1 commenced service in December 1999 and the full ring was completed in December 2000.

     Effective April 1998, we became party to a supply contract that Global Crossing had entered into with Tyco Submarine Systems Ltd. for the construction of Pacific Crossing-1. This contract contemplates that the system will be completed in December 2000 at an aggregate cost of approximately $1.1 billion, of which we had paid $964.9 million as of September 30, 2000. In August 2000, we placed an order with Tycom an affiliate of Tyco Submarine Systems Ltd., to increase the capacity on Pacific Crossing-1 from 80 Gbps to 240 Gbps. We expect that Pacific Crossing-1 will operate at 120 Gbps of redundant service capacity by the end of the first quarter in 2001. We expect that the upgrades will cost approximately $100 million.

     We own a 64.5% controlling interest in Pacific Crossing Ltd., the company that owns Pacific Crossing-1. Vectant, Inc., formerly Global Bandwidth Solutions, a subsidiary of Marubeni Corporation, owns the remaining interest in Pacific Crossing Ltd.

  EAST ASIA

     East Asia Crossing will be a wholly owned, approximately 19,500 kilometer undersea cable in East Asia. East Asia Crossing connects Pacific Crossing-1 from Japan with landing sites in Hong Kong and is expected to connect Taiwan and Korea by the first half of 2001. We also expect East Asia Crossing to connect Malaysia, the Philippines, Singapore and, if and when regulations permit, China. We have designed and constructed East Asia Crossing so that it can be rapidly extended to a landing station in China. East Asia Crossing will use four fiber pairs and state-of-the-art dense wave division multiplexing technology. East Asia Crossing will operate initially at 80 Gbps of service capacity, upgradeable to a minimum of 2.56 Tbps, the highest capacity introduced to date in Asia. East Asia Crossing will provide internal restoration capability in the event of a link outage.

     In Hong Kong, through a local subsidiary, on December 22, 2000 we received an external fixed telecommunications network services license. The license permits us to land East Asia Crossing in Hong Kong and provide international telecommunications facilities and services. In addition, Hutchison Global Crossing holds a fixed telecommunications network services license that permits us to construct and operate domestic telecommunications networks in Hong Kong, including the construction of terrestrial capacity, or backhaul, from the East Asia Crossing cable landing station, and to provide domestic and international telecommunications services.

     Through a local subsidiary, we hold a Type I telecommunications license in Japan. This license is necessary to obtain many of the other permits and licenses needed to land the East Asia Crossing cable, construct and operate telecommunications facilities, including backhaul, in Japan and provide facilities-based services. We have obtained or are in the process of obtaining those other permits and licences. Another local subsidiary has obtained a Special Type II telecommunications license, which permits us to provide a variety of telecommunications services on a resale basis.

     We expect to apply for similar licenses in the remaining East Asia Crossing countries. In most countries, we will be required to obtain facilities-based telecommunications licenses, which we have obtained in Singapore; in some, however, we may need only a license to land East Asia Crossing and construct a cable landing station.
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     In December 1999, we awarded KDD-SCS the construction contract for a portion of East Asia Crossing which will connect Hong Kong, Taiwan and Korea. On October 13, 2000, we awarded NEC Corporation the construction contract for the remaining portion of East Asia Crossing which will add Singapore, Malaysia and the Philippines to our network.

  JAPAN

     GLOBAL ACCESS LIMITED. The Global Access Limited network will connect the cable landing stations for Pacific Crossing-1, East Asia Crossing and other competing cables to Global Access Limited's city fiber rings and telehouses and our GlobalCenter data center facilities in Japan. Upon completion, Global Access Limited's network will be an approximately 1,560 route kilometer terrestrial system in Japan that we expect to connect Pacific Crossing-1 and East Asia Crossing with Tokyo, Osaka and Nagoya. In December 1999, Global Access Limited completed the 187 kilometer segment of its backhaul system connecting the Pacific Crossing-1 landing station in Ajigaura to Tokyo. We expect the rest of the network to become operational by the end of March 2001, which will connect a second Pacific Crossing-1 landing station in Shima with Nagoya and Osaka (the connection between Nagoya and Osaka is already complete) and, together with a subsea link between Shima and Ajigaura, will serve as a backup for the first segment into Tokyo, as well as provide terrestrial capacity into Osaka and Nagoya metropolitan areas.

     Global Access Limited's network will also include a domestic backbone connected to high capacity city fiber networks, in Tokyo and Osaka, to be operational by April 2001. The Tokyo city network, connecting major buildings in the Tokyo metropolitan area to Global Access Limited's network, commenced operations in June 2000 and is currently being expanded. Global Access Limited is also establishing telehouses to provide carrier collocation and interconnection services in Tokyo and Osaka. The first of these telehouses in Tokyo became operational in April 2000 and the second became operational in July 2000.

     Global Access Limited has constructed and completely sold out 26,490 square feet of leased space in its first telehouse in Tokyo. These centers are of strategic importance because they are integrated with the Global Access Limited network and have the potential to drive significant traffic onto our network.

     As a Type I carrier, Global Access Limited is authorized to operate and provide services using its own telecommunications facilities. Global Access Limited provides us with building-to-building, last-mile connectivity and, through its sales force, is also expected to generate capacity sales on Pacific Crossing-1 and other Global Crossing systems.

     We own a 49% interest in Global Access Limited. Vectant, Inc., formerly Global Bandwidth Solutions, a subsidiary of Marubeni, owns the remaining interest in Global Access Limited. See "Formation Transactions" on page 96.

     GLOBALCENTER JAPAN. In January 2000, we formed a joint venture, GlobalCenter Japan, with Internet Research Institute in order to build the leading data center and Internet infrastructure services provider in Japan. In December 2000, we sold a 38% interest in GlobalCenter Japan to Softbank Corp. GlobalCenter Japan launched its advanced Web-hosting operations in Tokyo in April 2000. In July 2000, GlobalCenter Japan opened a 30,000 square foot data center space leased in a special purpose telecommunications building owned by NTT Data in central Tokyo and has pre-sold space at this site. GlobalCenter Japan plans to add a third data center, with up to 100,000 square feet, by the end of 2001 and is also considering expanding into Osaka. These data centers will be located on Global Access Limited's intracity fiber network and interconnect directly with the two public peering points, JPIX and NXPIXP2, which we believe carry the majority of Japan's Internet traffic. These peering points are administered by Internet Research Institute. GlobalCenter Japan expects that each of these data centers will be connected to our other facilities worldwide.

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     We own 51% of GlobalCenter Japan, Internet Research Institute owns an 11%
interest and Softbank owns the remaining 38%. We intend to contribute our remaining interest in GlobalCenter Japan to our joint venture with Exodus described under "Relationships between Us and Exodus -- Joint Venture Agreement" on page 99. In that case, we will have an indirect interest in GlobalCenter of approximately 16.8%.

  HONG KONG

     Hutchison Global Crossing is a leading provider of a wide range of telecommunications and Internet services in Hong Kong, including data, voice, e-commerce and Internet access services. Hutchison Global Crossing's network is an approximately 795 kilometer terrestrial network that began operating in key commercial and residential areas of Hong Kong in December 1996 and is the largest fully-fiber building-to-building network in Hong Kong. Hutchison Global Crossing's backbone network supports high-speed Internet and data applications as well as local and international voice services. The network spans Hong Kong along a number of major fiber routes, including:

     - a fiber route inside the tunnels of Hong Kong's Mass Transit Railway;

     - fiber routes along major roads and expressways in Hong Kong;

     - a fiber link to the new Hong Kong International Airport at Chek Lap Kok; and

     - a fiber ring linking major districts in the New Territories.

     Hutchison Global Crossing's backbone network currently provides transmission speeds of up to 10 Gbps.

     Since June 1995, Hutchison Global Crossing has laid two-way ducts for cable routing, installed direct connections to over 700 buildings and has block wired over 400 buildings. In addition, Hutchison Global Crossing has connected its network to 13 local exchanges of Cable & Wireless Hong Kong Telecom. Hutchison Global Crossing has also commenced construction of the backhaul necessary to connect its network with East Asia Crossing's cable landing station in Hong Kong.

     Hutchison Global Crossing is, through a subsidiary, one of four licensed fixed telecommunications network services or carriers to provide telecommunications services in Hong Kong. Hutchison Global Crossing currently offers three main services:

     - local services, including local public switched telephone network and non-public switched telephone network services, such as high-speed switched and non-switched data;

     - international services, including international direct dial, calling cards and pre-paid phone cards; and

     - Internet-related services, including Internet access to consumers, as well as other services offered to carrier and corporate customers, such as leased-line Internet access and Web-hosting.

     In November 1999, Hutchison Global Crossing, through an 85%-owned joint venture with Compaq Computer, bid for and won a major contract to supply the Hong Kong Government with its electronic service delivery system to deliver government and commercial services through a common on-line platform. This system was the first of its kind in Asia.

     Hutchison Global Crossing has developed a GlobalCenter data center, which commenced operations in June 2000. We expect that the Web-hosting business of Hutchison Global Crossing will be contributed to our joint venture with Exodus. Hutchison Global Crossing has already leased and begun constructing approximately 35,000 square feet of space for an additional data center. Hutchison Global Crossing launched in August 2000 eCyberPay, an Internet payment system for online shopping, which we believe is the first of its kind in Asia. In September 2000, Hutchison Global Crossing signed an agreement with China United Telecommunications Corp. to link their external

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telecommunications facilities and exchange intercommunications traffic between
Hong Kong and China.

     We own 50% of Hutchison Global Crossing, and Hutchison Whampoa owns the remaining interest in Hutchison Global Crossing. See "Formation Transactions" on page 96.

  REGIONAL CENTERS

     We have two main regional offices, one in Tokyo focusing on the Japanese market and the other in Hong Kong, focusing on the other Asian markets.

     JAPAN. We formed our regional office in Tokyo to market capacity on Pacific Crossing-1 and other Global Crossing systems to multinational corporations. With the completion of its ring architecture, Pacific Crossing-1 has full redundancy. We have begun and will continue to market and sell value-added services, such as Internet protocol transit, international private line, voice-over Internet protocol and telehousing services on Pacific Crossing-1 and other Global Crossing systems.

     ASIA PACIFIC. We have established our Asia Pacific regional office, based in Hong Kong, to market capacity on East Asia Crossing and to coordinate business development activities in Asia. We have established a sales and marketing office in Korea and are in the process of establishing sales and marketing offices in Taiwan, Singapore and the Philippines.

  OPERATIONS CENTERS

     Our systems are monitored 24 hours a day, seven days a week by a combination of Global Crossing's global network operations center and our regional operating centers in Japan and Hong Kong. The global network operations center is located in London, United Kingdom and performs worldwide monitoring and network management for our network and the Global Crossing network. Management and control for all subsea cable, including both terrestrial and subsea maintenance responsibilities, is directed from the global network operations center. We currently have two regional operating centers which manage our terrestrial networks. At this time, the Global Access Limited regional operating center is integrated with Global Crossing's global network operations center. We intend to integrate Hutchison Global Crossing's network operations center with Global Crossing's global network operations center in the first quarter of 2001. Network monitoring and management capabilities will be extended to the global network operations center in order to assure a global quality standard for both network performance and services management. The operating center structure combined with a common operating support system provides the capability for fast and reliable service provisioning and customer care.

     Initially, our customer care services will be provided by Global Crossing's customer care center. The customer care center performs the primary interface for customer order receipt, order management and billing. This center is the entry point for launching work orders that result in the activation of customer service via work centers throughout our network and the Global Crossing network worldwide. Regional development of similar customer care centers is now underway and will establish a regional focus for our customer care. We plan to deploy regional customer care centers in Asia that will interface with Global Crossing's global network operations center and customer care center.

THE GLOBAL CROSSING NETWORK

     We provide our customers worldwide services through Global Crossing's network. The Global Crossing network consists of the following systems which are currently in service:

     - Atlantic Crossing-1, an undersea system connecting the United States and Europe;

     - North American Crossing, formerly part of Frontier Corporation, a terrestrial system connecting major cities in the United States;

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     - Pan European Crossing, a primarily terrestrial system connecting major
       European cities to Atlantic Crossing-1;

     - Racal Telecom Network, a terrestrial network in the United Kingdom to be operated in conjunction with Pan European Crossing; and

     - Mid-Atlantic Crossing, an undersea system connecting the eastern United States and the Caribbean.

     The following systems of the Global Crossing network are in varying stages of development:

     - Atlantic Crossing-2, an additional undersea system to be integrated with Atlantic Crossing-1 to provide additional capacity that will connect the United States and Europe;

     - Pan American Crossing, a primarily undersea system that will connect the western United States, Mexico, Panama, Venezuela and the Caribbean; and

     - South American Crossing, an undersea and terrestrial system that will connect the major cities of South America to Mid-Atlantic Crossing, Pan American Crossing and the rest of the Global Crossing network.

SERVICE OFFERINGS

     We provide a variety of telecommunications and Internet-based services designed to meet the needs of telecommunications and Internet companies and multinational corporations.

  OFFERINGS TO TELECOMMUNICATION AND INTERNET COMPANIES

     Currently, our primary offering is managed bandwidth capacity on our network. To provide this capacity to our customers, we generally enter into contracts for the sale, lease or grant of indefeasible rights of use. Under these arrangements, the customer purchases a unit of point-to-point capacity for the expected economic life of the system, typically in increments of 155 megabits per second, or Mbps, a unit known in the industry as an STM-1. An indefeasible right of use is a long-term right of use, usually of 25 years which is generally paid in full in advance of activation. Indefeasible rights of use sales also typically involve the payment by customers of ongoing maintenance charges over the term of the indefeasible rights of use.

  OFFERINGS TO MULTINATIONAL CORPORATIONS

     We target multinational corporations with bandwidth-intensive applications and demand for global end-to-end solutions. We believe we are well-positioned to address this market due to the scope of our network.

     Directly and through our joint ventures, we currently offer the following services:

     - Internet transit:  Dedicated Internet access.

     - Domestic and International private line: We currently provide private line services within Japan on certain routes and have the ability to provide international private line services between Japan and major cities on the Global Crossing network.

     - Data center and Internet infrastructure services: A combination of digital distribution services, server collocation and professional expertise with plans to include equipment sales, consulting services aimed at supporting customers' mission critical Internet operations and other Internet infrastructure services.

     We, on our own as well as through our joint ventures, intend to offer the following services:

     - Data transport: Point-to-point data services in a number of products with plans to provide asynchronous transfer mode and frame relay with varying bandwidth sizes, from T-1 to OC-192.

     - Integrated voice and data services: These services combine traditional voice or data services with additional features. Products include multimedia services, such as video conferencing and e-commerce enablement.

     - Voice over Internet protocol: Switched and dedicated outbound voice services for local, domestic, and international traffic.

     - Virtual private network: Customizable network solutions which allow our customers to create a private network by using our network without purchasing dedicated facilities. In addition, this allows customers the flexibility to change capacity requirements between points over time and reconfigure their virtual private networks to meet changing requirements.

     - Advanced Internet services: Products to be provided include Web-based applications, such as e-mail hosting, unified messaging and storage.

MARKETING AND SALES

     We market through a combination of our own dedicated sales force, Global Crossing's sales forces and the local sales teams of Hutchison Global Crossing and Global Access Limited. As of September 30, 2000, Hutchison Global Crossing's local sales team consisted of 115 individuals, and as of September 30, 2000 Global Access Limited's sales team consisted of 12 individuals. Because our target customers will generally be new and incumbent telecommunications carriers, Internet service providers and multinational business customers, we expect that our sales and marketing departments will be smaller and more focused than those of our competitors that have a broader retail strategy.

     We compensate our sales teams on a competitive basis within the market in which they operate. We will seek to leverage our existing service platforms to expand the suite of services we offer, increasing the range and level of value-added services that we provide to meet the growing bandwidth demands of our customers. For example, we currently sell international private line services to our customers and see an opportunity to migrate these customers to other services, such as voice-over Internet protocol, frame relay, asynchronous transfer mode and complex Web-hosting.

     To support our sales efforts and actively promote the Asia Global Crossing brand name, we intend to conduct comprehensive marketing programs. Our marketing strategies include an active public relations campaign, print and electronic advertisements, online advertisements, trade shows, strategic partnerships and on-going customer communications programs. We will focus our marketing efforts on business and trade publications, online media outlets, industry and regional events and sponsored activities. We will also participate in a variety of Internet, telecommunications, computer and financial industry conferences and encourage our officers and employees to pursue speaking engagements at these conferences.

PRINCIPAL CUSTOMERS

     As of September 30, 2000, our customers included AboveNet, KDD and Qwest. For the nine months ended September 30, 2000, Qwest accounted for 44.9% of our supplemental consolidated revenue, KDD accounted for 13.3% of our supplemental consolidated revenue, Teleglobe accounted for 10.9% of our supplemental consolidated revenue, and AboveNet accounted for 8.3% of our supplemental consolidated revenue. Global Crossing customers accounted for 69% of our supplemental revenue for sales of our capacity.

     In addition, since we began offering Internet protocol services in Japan in April 2000, we have achieved sales to a number of customers, including So-Net, Sony Corporation Internet service provider, Fujitsu, a significant Internet service provider in Japan, and Titus Communications.

     In the future, we expect to use the Global Access Limited network as a sales vehicle for sales of indefeasible rights of use in Japan. For this reason, in June 2000, Global Access Limited purchased from us $10.4 million worth of capacity, which Global Access Limited intends to resell to customers in Japan.

PRINCIPAL SUPPLIERS

     Our principal suppliers are the companies that are constructing the various cable systems that comprise our network and design and construct our optical networking system. Tyco Submarine Systems Ltd. and KDD-SCS are responsible for the design and construction of Pacific Crossing-1. KDD-SCS is also responsible for the design and construction of the first phase of East Asia Crossing. Lucent Technologies is supplying the optical networking system. In October 2000, we entered into a construction contract with NEC Corporation to design and construct the second phase of East Asia Crossing which will connect Singapore, Malaysia and the Philippines.

COMPETITION

     The telecommunications industry is extremely competitive, particularly in Asia, and our success in Asia will depend on our ability to compete against a variety of other telecommunications providers, including locally-based operators as well as global operators. We compete primarily on the basis of price, scope of operations and quality of services against telecommunications companies that provide competing network access and Internet connectivity and value-added services. We believe that none of our competitors has progressed as far as we have towards becoming a pan-Asian telecommunications carrier providing Internet, data, voice and Web-hosting services over one global network. In sales of indefeasible rights of use, we come into competition with customers such as Qwest, which purchase from us in bulk. Our principal competitors and potential competitors include:

     ESTABLISHED, NATIONAL TELECOMMUNICATIONS COMPANIES. In most Asian countries where we compete or intend to compete, established, national telecommunications carriers traditionally had a monopolistic or dominant presence. For instance, the NTT group of companies, Singapore Telecom and Hong Kong Telecom each have dominant market shares for services within their respective territories. Such dominance has typically enabled these companies to be the principal or sole providers of access to domestic and international telecommunications networks.

     TRANS-PACIFIC AND PAN-ASIAN UNDERSEA CABLE OPERATORS. In the wholesale, longhaul capacity market, we compete or will eventually compete with a number of undersea cable operators, both consortium-based and independent. These operators include SEA-ME-WE-3, Tycom, 360networks, Level 3, APCN-2, Flag Europe-Asia Cable System, China-U.S. Cable Network, Japan-U.S. Cable Network and C2C AsiaPac Pte. Ltd.

     GLOBAL TELECOMMUNICATIONS COMPANIES THAT ARE FOCUSING THEIR BUSINESS DEVELOPMENT EFFORTS IN ASIA. We also currently compete with various other global telecommunications companies, including MCI WorldCom, AT&T and British Telecommunications, each of which have announced plans to construct, have begun to construct or are currently operating global fiber optic networks. We also compete or will eventually compete with other telecommunications companies that provide Web-hosting services, including Level 3, PSINet, Genuity and AboveNet.

     NEW AND DEVELOPING TELECOMMUNICATIONS COMPANIES. We believe that other companies are planning networks that, if constructed, could employ advanced technology similar to that of our own network and may compete directly with us for customers. We also expect that the changing regulatory environment in Asian telecommunications markets will attract new entrants to these markets and increase the intensity of competition.

EMPLOYEES

     As of December 2000, we had approximately 150 employees. We consider our relations with our employees to be good.

PROPERTIES

     Our principal offices are located in leased premises in Hamilton, Bermuda, with corporate offices under lease in Beverly Hills, California. We have our major regional offices under lease in Tokyo and Hong Kong, with an office in Korea, as well. In addition, we own 64.5% of Pacific Crossing-1 and are developing an undersea cable in East Asia, East Asia Crossing. We also have ownership interests in terrestrial cable systems through Global Access Limited and Hutchison Global Crossing. We also own or lease 10 cable landing stations in the United States and East Asia. See "Formation Transactions" on page 96.

     We believe that substantially all of our existing properties are in good condition and are suitable for the conduct of our business. We have granted or may grant security interests in undersea cables to lenders providing financing for those cables under non-recourse facilities.

LEGAL PROCEEDINGS

     We are not presently subject to any legal claims or proceedings.

                                   MANAGEMENT

DIRECTORS

     The following table presents the names and positions of our directors and their ages, as of December 31, 2000.

NAME                                           AGE                   POSITION
----                                           ---                   --------
Gary Winnick.................................   53   Chairman of the board and director
Lodwrick M. Cook.............................   73   Co-Chairman of the board and director
John J. Legere...............................   42   Chief Executive Officer and director
John M. Scanlon..............................   59   Vice Chairman of the board and director
Thomas J. Casey..............................   49   Vice Chairman of the board and director
Joseph P. Clayton............................   51   Director
Eric Hippeau.................................   49   Director
Pieter Knook*................................   42   Director
Norman Brownstein............................   57   Director
William E. Conway, Jr. ......................   51   Director
Geoffrey J.W. Kent...........................   58   Director
Mark L. Attanasio*...........................   43   Director

---------------
* Approved by our Board of Directors in February 2001.

EXECUTIVE OFFICERS

     The following table presents the names and positions of our executive officers and their ages, as of December 31, 2000.

NAME                                           AGE                   POSITION
----                                           ---                   --------
Gary Winnick.................................   53   Chairman
Lodwrick M. Cook.............................   73   Co-Chairman
John J. Legere...............................   42   Chief Executive Officer
John M. Scanlon..............................   59   Vice Chairman
Thomas J. Casey..............................   49   Vice Chairman
Stefan C. Riesenfeld.........................   52   Chief Financial Officer
Darryl E. Green..............................   40   President -- Japan
Charles F. Carroll...........................   42   General Counsel
Joseph P. Perrone............................   52   Chief Accounting Officer
Alex Ng......................................   47   Chief Operating Officer -- North Asia/
                                                       Greater China
Anthony Christie.............................   40   Vice President, Strategy and Business
                                                       Development
David Milroy.................................   37   Managing Director -- Network
                                                     Infrastructure Development

     GARY WINNICK -- Mr. Winnick is the Chairman of our board of directors. He is also the founder and Chairman of Global Crossing Ltd., which was founded in March 1997. Mr. Winnick is the founder and has been the Chairman and Chief Executive Officer of Pacific Capital Group, Inc., a leading merchant bank specializing in telecommunications, media and technology, which has a substantial equity investment in Global Crossing Ltd., since 1985. Mr. Winnick serves on numerous boards, including the Board of Trustees of the Museum of Modern Art.

     LODWRICK M. COOK -- Mr. Cook has been Co-Chairman of our board of directors since April 2000. Mr. Cook has been the Co-Chairman of the Global Crossing board of directors since April 1998 and Vice Chairman and Managing Director of Pacific Capital Group since 1997. Mr. Cook became Chairman of Global Marine Systems, a wholly-owned subsidiary of Global Crossing, in June 2000. Before joining Pacific Capital Group, Mr. Cook spent 39 years at Atlantic Richfield Co. He was Chairman of its board of directors from 1986 to 1995, when he became Chairman Emeritus. Mr. Cook is also a member of the board of directors of Castle & Cooke, Inc., Litex, Inc. and 911Notify.com.

     JOHN J. LEGERE -- Mr. Legere has been a member of our board of directors since April 2000 and our Chief Executive Officer since February 2000. Before joining us, Mr. Legere had been Senior Vice President of Dell Computer Corporation and President for Dell's operations in Europe, the Middle East and Africa and President, Asia-Pacific for Dell from 1998 until April 2000. From April 1994 to November 1997, Mr. Legere was President and Chief Executive Officer of AT&T Asia/Pacific and spent time also as head of AT&T Global Strategy and Business Development. From 1997 to 1998, Mr. Legere was President of worldwide outsourcing of AT&T Solutions. Mr. Legere received a bachelor's degree in business administration from the University of Massachusetts, a master of business administration degree from Fairleigh Dickinson University and a master's degree in science from the Massachusetts Institute of Technology. Mr. Legere also attended the Program for Management Development at the Harvard Graduate School of Business.

     JOHN M. SCANLON -- Mr. Scanlon has been Vice Chairman of our board of directors since November 1999 and was our Chief Executive Officer from November 1999 to February 2000. Mr. Scanlon has been a director of Global Crossing since April 1998 and was its Chief Executive Officer from April 1998 to February 1999. Mr. Scanlon was President and General Manager of the Cellular Networks and Space Sector of Motorola, Inc. and had been affiliated with Motorola since 1990. Mr. Scanlon was Chief Operating Officer of Cambridge Technology Group from 1988 to 1990 and, before taking this position, had spent 24 years with AT&T Corp. and Bell Laboratories, becoming Group Vice President at AT&T Corp. Mr. Scanlon has served on the board of directors of Hutchison Global Crossing since January 2000. Mr. Scanlon received a bachelor's degree in science from the University of Toronto and a master's degree in electrical engineering from Cornell University.

     THOMAS J. CASEY -- Mr. Casey has been Vice Chairman of our board of directors since May 2000 and director -- strategy and business development since November 1999. Mr. Casey is the Chief Executive Officer of Global Crossing and has been a Vice Chairman of the Global Crossing board of directors since December 1998. Mr. Casey was co-head of Merrill Lynch & Co.'s Global Communications Investment Banking Group for three years before joining Global Crossing. From 1990 to 1995, Mr. Casey was a partner and co-head of the telecommunications and media group of the law firm of Skadden, Arps, Slate, Meagher & Flom.

     JOSEPH P. CLAYTON -- Mr. Clayton has been a member of our board of directors since November 1999. Mr. Clayton has been a member of the Global Crossing board of directors since September 1999. Mr. Clayton was Chief Executive Officer of Frontier Corporation from August 1997 to September 1999, served as Frontier's President from June 1997 to March 1999, as Frontier's Chief Operating Officer from June 1997 to August 1999 and as a director of Frontier since 1997. From March 1992 until December 1996, Mr. Clayton was Executive Vice President, Marketing and Sales -- Americas and Asia at Thomson Consumer Electronics, a worldwide leader in the consumer electronics industry. Mr. Clayton is also a member of the board of directors of The Good Guys.

     ERIC HIPPEAU -- Mr. Hippeau has been a member of our board of directors since November 1999. Mr. Hippeau has been a director of Global Crossing since September 1999. Mr. Hippeau is the President and Executive Managing Director of Softbank International Ventures. Mr. Hippeau is also the Chairman and Chief Executive Officer of Ziff-Davis Inc., a publicly listed company whose majority shareholder is Softbank. Mr. Hippeau has held this position since 1993. Mr. Hippeau is also a director of ZDNet, Yahoo!, Inc., Herring Communications, Inc. and Starwood Hotels and Resorts Worldwide, Inc.

     PIETER KNOOK -- Mr. Knook has been a member of our board of directors since February 2001. Mr. Knook is a vice president of Microsoft Corp., responsible for Network Service Providers. Mr. Knook joined Microsoft in October 1990 and has held a number of senior positions, including president of Microsoft Asia, general manager of the Customer Systems Group, general manager of Business Customer Marketing and general manager of Enterprise Marketing. Before joining Microsoft, Mr. Knook was managing director of the systems integration subsidiary of Torus Group Ltd.

     NORMAN BROWNSTEIN -- Mr. Brownstein has been a member of our board of directors since August 2000. Mr. Brownstein has been a member of the Global Crossing board of directors since May

2000. Since 1986, Mr. Brownstein has served as Chairman of the Board of the law firm of Brownstein Hyatt & Farber, P.C. Mr. Brownstein is a Presidential appointee of the U.S. Holocaust Memorial Council, a director of the National Jewish Center for Immunology and Respiratory Medicine, a Trustee of the Simon Wiesenthal Center, and a Vice President of the American Israel Public Affairs Committee. Mr. Brownstein is also a member of the board of directors of Wyndham International.

     WILLIAM E. CONWAY, JR. -- Mr. Conway has been a member of our board of directors since August 2000. Mr. Conway has been a member of the Global Crossing board of directors since April 1998. Mr. Conway has been a managing director of The Carlyle Group, a global investment firm since 1987. From 1984 to 1987, Mr. Conway was the Senior Vice President and Chief Financial Officer of MCI Communications Corporation. Mr. Conway is also a member of the board of directors of Nextel Communications, Inc.

     GEOFFREY J.W. KENT -- Mr. Kent has been a member of our board of directors since August 2000. Mr. Kent has been a member of the Global Crossing board of directors since August 1998. Mr. Kent is the Chairman and Chief Executive Officer of the Abercrombie & Kent group of companies in the travel-related services industry. Mr. Kent has served in various positions with these companies since 1967.

     MARK L. ATTANASIO -- Mr. Attanasio has been a member of our board of directors since February 2001. Mr. Attanasio has been a member of the Global Crossing board of directors since February 2001. Since 1995, Mr. Attanasio has been a Group Managing Director of Trust Company of the West, an independent trust company. From 1991 until 1995, Mr. Attanasio was Co-Founder and Co-Chief Executive Officer of Crescent Capital Corporation, a registered investment advisor. From 1985 until 1991, Mr. Attanasio was employed by Drexel Burnham Lambert Incorporated, most recently as a Managing Director. Mr. Attanasio is also a director of The TCW Group, Inc. and TCW Asset Management Company.

     STEFAN C. RIESENFELD -- Mr. Riesenfeld has been our Chief Financial Officer since June 2000. From 1999 to 2000, Mr. Riesenfeld was Executive Vice President and Chief Financial Officer of Teledyne Technologies. From 1996 to 1999, Mr. Riesenfeld was the Director of Finance and Business Planning (Chief Financial Officer) of ICL PLC. From 1983 to 1996, Mr. Riesenfeld served in various positions at the Unisys Corporation, including Vice President and Corporate Treasurer and Vice President/Corporate Development. Mr. Riesenfeld received a master of business administration degree and a master of arts in economics both from Stanford University and a Bachelor of Science in physics from the California Institute of Technology.

     DARRYL E. GREEN -- Mr. Green has been our President -- Japan since November 1999 and President of our subsidiary, Global Crossing Japan K.K., since August 1999. Mr. Green is Executive Director of Global Access Limited and previously served on the board of directors of Hutchison Global Crossing. Mr. Green was President and Chief Executive Officer of AT&T Japan Ltd. from May 1998 and AT&T Jens from September 1995. Mr. Green is a member of key study committees of the Ministry of Posts and Telecommunications in Japan. Mr. Green is fluent in Japanese and writes frequently for major Japanese business publications. Mr. Green received a master of business administration degree from the Tuck School at Dartmouth College.

     CHARLES F. CARROLL -- Mr. Carroll has been our General Counsel since March 2000. From 1992 to 2000, Mr. Carroll was a partner in the New York law firm of Simpson Thacher & Bartlett. Mr. Carroll received a juris doctor degree from the New York University School of Law.

     JOSEPH P. PERRONE -- Mr. Perrone has been our Chief Accounting Officer since May 2000. Before joining us, Mr. Perrone was a senior partner in Arthur Andersen's Communications, Media, and Entertainment Practice, having been a partner at Arthur Andersen since 1981. Mr. Perrone is also the Senior Vice President -- Finance for Global Crossing.

     ALEX NG -- Mr. Ng has been our Chief Operating Officer -- North Asia/Greater China and Chief Operating Officer of our subsidiary Asia Global Crossing, Asia Pacific Ltd., since April 2000. Before joining us, Mr. Ng was the President and Chief Executive Officer of AT&T Asia Pacific Group from

August 1999 to April 2000 and, before that, Chief Financial Officer and Vice President of AT&T in Asia Pacific from February 1992 to August 1999. Since February 1992, Mr. Ng was also on the board of directors of certain joint ventures in which AT&T invested. Mr. Ng received a master of business administration degree from Open University of Hong Kong and is a member of the Hong Kong Society of Accountants and also member of other accounting bodies in the United Kingdom and Canada.

     ANTHONY D. CHRISTIE -- Mr. Christie has been our Vice President of Strategy and Business Development since March 2000. From 1984 to 2000, Mr. Christie held numerous management and executive positions at AT&T in the United States and Asia. Most recently, Mr. Christie held positions as a Regional Managing Director in Asia, Global Sales Vice President, Network Vice President and General Manager at AT&T Solutions. Mr. Christie received a bachelor's degree from Drexel University, a master's degree of business administration from the University of New Haven and a master's degree in science from the Massachusetts Institute of Technology.

     DAVID MILROY -- Mr. Milroy has been our Managing Director -- Network Infrastructure Development since September 25, 2000 and President of our subsidiary, Asia Global Crossing -- Asia Pacific Ltd., since December 1999. Mr. Milroy has served on the board of directors of Hutchison Global Crossing since January 2000. Mr. Milroy was Senior Vice President, Network Development for Global Crossing from April 1999 to December 1999. From December 1997 to April 1999, he was Vice President, International Network Services for KPN (Royal Dutch Telecom) in the Netherlands, where he was responsible for all of KPN's international infrastructure construction. Before KPN, Mr. Milroy was a member of the senior management team at Unisource Satellite Services based in the Netherlands from April 1993 to December 1997. Mr. Milroy received a bachelor's degree in commerce and a master's degree in marketing from the University of New South Wales, Australia.

BOARD COMMITTEES

     Our board of directors has standing audit and compensation committees and an Office of the Chairman.

     Audit Committee. The purpose of the audit committee is to:

     - make recommendations concerning the engagement of independent public accountants;

     - review with our management and the independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits;

     - approve the professional services provided by the independent public accountants;

     - review the adequacy and effectiveness of our internal accounting controls;

     - review our insurance program; and

     - perform any other duties and functions required by any organization under which our securities may be listed.

     The current members of the audit committee are Mr. Conway and Mr. Kent.

     Compensation Committee. The purpose of the compensation committee is to establish and submit to our board of directors recommendations with respect to:

     - compensation of officers and other key employees; and

     - awards to be made under the stock incentive plan.

     The current members of the compensation committee are Mr. Conway, Mr. Kent and Mr. Attanasio.

     Office of the Chairman. The purpose of the Office of the Chairman is to facilitate and support our management generally and in our dealings with Global Crossing. The current members of the Office of the Chairman are Mr. Winnick, Mr. Cook, Mr. Legere, Mr. Scanlon and Mr. Casey.

OUTSIDE DIRECTOR COMPENSATION

     We have not yet paid any compensation to non-employee directors. We have granted both Mr. Kent, Mr. Conway and Mr. Attanasio options to acquire 180,000 shares of our Class A common stock. We anticipate that in the future, non-employee directors may receive annual fees, meeting fees and periodic option grants.

EXECUTIVE COMPENSATION

     We have paid Mr. Scanlon cash compensation of $65,625 during the fiscal year ended December 31, 1999. Total compensation paid or accrued to our other executive officers as a group during the fiscal year ended December 31, 1999 was $43,000.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM     ALL OTHER
NAME AND PRINCIPAL POSITION            TIME PERIOD  SALARY    BONUS   COMPENSATION  COMPENSATION
---------------------------            -----------  -------  -------  ------------  ------------
John M. Scanlon......................  11/99 to     $65,625       --            --            --
  Chief Executive Officer              12/99

     In 2000, John Legere, our Chief Executive Officer, received minimum compensation of $1,000,000. This amount does not include a $15 million interest-free loan which Mr. Legere has received from us. If Mr. Legere is employed by us for three years, he will not be required to repay the $15 million loan.

     In 2000, John M. Scanlon, our Vice Chairman, received minimum compensation of $1,134,000.

     In 2000, Stefan Reisenfeld, our Chief Financial Officer, received minimum compensation of $525,000, plus a signing bonus of $250,000.

     In 2000, Charles F. Carroll, our General Counsel, received minimum compensation of $525,000.

     In 2000, Darryl Green, our President -- Japan, received minimum compensation of $331,500.

     The following table presents certain information regarding stock options granted under our stock incentive plan to our Chief Executive Officer and the four other executive officers that we anticipate to be the highest compensated executive officers in 2000. The options for Mssrs. Legere, Riesenfeld, Carroll and Green are at an exercise price equal to $7.00.

     In reading the information in the table below, please note the following:

     - Mr. Legere received options to acquire 17,500,000 shares of Class A common stock at an exercise price equal to $7.00.

     - Mr. Scanlon received options to acquire 1,500,000 shares of Class A common stock at an exercise price equal to $7.00.

     - Mr. Riesenfeld received options to acquire 750,000 shares of Class A common stock at an exercise price equal to $7.00.

     - Mr. Carroll received options to acquire 1,350,000 shares of Class A common stock at an exercise price equal to $7.00.

     - Mr. Green received options to acquire 1,500,000 shares of Class A common stock at an exercise price equal to $7.00. In addition, Mr. Green received options to acquire 116,666 shares of common stock of Global Crossing Ltd. at an exercise price equal to $49.75.

                                                                                                     POTENTIAL REALIZABLE VALUE AT
                                                                                                                ASSUMED
                                                                                                      ANNUAL RATES OF STOCK PRICE
                                                                                                             APPRECIATION
                                                      INDIVIDUAL GRANTS                                     FOR OPTION TERM
                            ----------------------------------------------------------------------   -----------------------------
                            NUMBER OF
                            SECURITIES       % OF                         FAIR MARKET
                            UNDERLYING   TOTAL OPTIONS   EXERCISE PRICE    VALUE ON
                             OPTIONS      GRANTED TO       PER SHARE      GRANT DATE    EXPIRATION
           NAME              GRANTED       EMPLOYEES         ($/SH)         ($/SH)         DATE          5%($)          10%($)
           ----             ----------   -------------   --------------   -----------   ----------   -------------   -------------
 John J. Legere             17,500,000       45.11           $7.00           $7.00         2010       110,056,560     278,904,931
 John M. Scanlon             1,500,000        3.87           $7.00           $7.00         2010         9,433,419      23,906,137
 Stefan C. Riesenfeld          750,000        1.93           $7.00           $7.00         2010         4,716,710      11,953,068
 Charles F. Carroll          1,350,000        3.48           $7.00           $7.00         2010         8,490,077      21,515,523
 Darryl Green                1,500,000        3.87           $7.00           $7.00         2010        11,217,132      28,426,416

     The following table presents certain information as of the date of our initial public offering concerning exercises of stock options by the named executive officers for the current year and the value of those individuals' unexercised options based upon a price of $7.00 per share.

                                                                    NUMBER OF SHARES
                                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                               OPTIONS ON THE DATE OF THIS   IN-THE-MONEY OPTIONS ON THE
                                                                       PROSPECTUS              DATE OF THIS PROSPECTUS
                                     NUMBER OF                 ---------------------------   ---------------------------
                                  SHARES ACQUIRED    VALUE
               NAME               ON EXERCISE ($)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----               ---------------   --------   -----------   -------------   -----------   -------------
  John J. Legere                            --           --     4,375,000     13,125,000            --                --
  John M. Scanlon                           --           --       500,000      1,000,000            --                --
  Stefan C. Riesenfeld                      --           --       187,500        562,500            --                --
  Charles F. Carroll                        --           --       337,500      1,012,500            --                --
  Darryl Green                              --           --       500,000      1,000,000            --                --

     In light of the unfavorable market conditions at the time of the initial public offering, we subsequently determined to amend the formula pursuant to which the number of shares of our Class A common stock underlying options is granted to employees. Previously, the number of option shares we authorized for each employee was calculated by dividing a specified amount for each employee by the initial public offering price of our Class A common stock, $7.00 per share. Pursuant to the amended option formula, the number of each employee's option shares was calculated by dividing such employee's specified option amount by $10.00. The effect of this amendment was to decrease the percentage of outstanding option shares held by (a) our five most highly compensated employees from 5.48% to 4.07% of our total outstanding shares and (b) all of our employees from 7.85% to 5.49% of total outstanding shares. Subsequent to this reduction in shares, we issued approximately 8,283,500 option shares which was approximately 1.5% of our total outstanding shares.

     A total of approximately 83.2 million shares are currently authorized for issuance under our Stock Incentive Plan. As of the date hereof, approximately
38.8 million shares of our options have been granted under the Stock Incentive Plan. The maximum number of shares for which options and stock appreciation rights may be granted during each calendar year to any participant is 5,000,000 shares. No award may be granted under the Stock Incentive Plan after the tenth anniversary of its effective date, but awards granted before that date may extend beyond that date.

EMPLOYMENT CONTRACTS

     We have entered into an employment agreement with John Legere, our Chief Executive Officer. The term of Mr. Legere's employment agreement began on February 12, 2000 and expires on February 12, 2003. Under his employment agreement, Mr. Legere is entitled to receive a base salary of not less than $500,000 and a guaranteed annual bonus in each of 2000 and 2001 of not less than $500,000.

     Mr. Legere received options to acquire 17,500,000 shares of Class A common stock at an exercise price equal to $7.00. Of Mr. Legere's options:

     - 25% have vested and were exercisable on October 12, 2000; and

     - an additional 25% will vest and become exercisable on February 12, 2001, 2002 and 2003.

     These options could, however, vest and become exercisable under certain circumstances upon a change of control, as defined in our stock incentive plan, or upon a termination of Mr. Legere's employment agreement in specified circumstances.

     Under his employment agreement and a promissory note dated February 12, 2000, Mr. Legere also received a $15 million interest-free loan from us. Mr. Legere has agreed to repay the loan in full on January 31, 2004 or 30 days after a termination for cause, whichever is earlier. In addition, $5,000,000 or 1/3 of our loan to Mr. Legere will be forgiven on each of February 12, 2001, February 12, 2002 and February 11, 2003, so long as Mr. Legere is employed by us on that date.

     Under his employment agreement, if Mr. Legere is terminated for cause, he is entitled to receive accrued but unpaid base salary and bonus and forfeits any unvested options. In addition, Mr. Legere will be required to repay the remaining balance of the loan to us. If Mr. Legere's employment is terminated by us for any reason other than for cause or he resigns under some circumstances, Mr. Legere is entitled to receive his base salary and a guaranteed minimum annual bonus for the remainder of the term of the employment contract. In addition, Mr. Legere's outstanding balance on the loan will be forgiven and all of his options will vest immediately.

     John M. Scanlon serves as our Vice Chairman under an employment contract with Global Crossing. The contract provides that, if Global Crossing becomes subject to a change of control, Mr. Scanlon's stock options will vest and become exercisable consistent with company policy. In addition, the contract provides that, if Mr. Scanlon is terminated without cause or elects to terminate his employment under specified circumstances, Mr. Scanlon will receive a severance payment equal to two years' salary and bonus.

     We have also entered into an employment contract with Stefan C. Riesenfeld. This contract provides that, if we become subject to a change in control or Mr. Riesenfeld is terminated without cause or resigns under specified circumstances, Mr. Riesenfeld will receive a severance payment equal to two years' salary and bonus. In addition, the contract provides that, if we become subject to a change of control, Mr. Riesenfeld will be granted the same terms and conditions as other comparable corporate officers.

     We have also entered into an employment contract with Charles F. Carroll. This contract provides that, if we become subject to a change of control, Mr. Carroll's options will vest and become exercisable. In addition, the contract provides that, if Mr. Carroll is terminated without cause within one year after a change of control, he will receive a payment equal to twice his annual salary.

     In addition, our Chief Executive Officer, the four other executive officers that we anticipate to be the highest compensated executive officers in 2000 and we have entered into a change of control agreement. Under the agreement, if we or Global Crossing become subject to a change of control and any of the executive officers party to the agreement are terminated under specified circumstances during the 24-month period immediately following the month in which the change of control occurs, we will agree to make the following payments to that executive officer:

     - an amount equal to in the case of Messrs. Legere, Scanlon, Riesenfeld, Carroll and Green three times the sum of:

        - the higher of the executive officer's annual base salary in effect immediately before (1) the occurrence of the change of control or (1) the executive officer's termination in connection with the change of control; and

        - the higher of the executive officer's target annual bonus for (1) the fiscal year before the fiscal year in which the change of control occurs or (2) the fiscal year in which the executive officer is terminated in connection with the change of control;

       and reduced by any cash severance benefit otherwise paid to the executive officer under any applicable severance plan or other severance arrangement;

        - an amount in cash equal to the amount of any incentive compensation that has been allocated or awarded to the executive officer for a completed fiscal year preceding the occurrence of the change of control and the executive officer's termination under any incentive compensation plan but has not yet been paid to the executive officer; and

        - a proportionate bonus equal to the number of calendar days elapsed during the fiscal year before the date of termination of the executive officer, divided by the total number of days in that fiscal year and multiplied by the target bonus payable for that period.

     In addition, under the agreement, we will agree to continue to provide health and life insurance coverage for 12 months from the date the executive officer is terminated, at the same cost to the executive officer and at the same coverage level as in effect on the date of termination.

     We will gross up payments under the agreement to compensate the executive officers for specified taxes.

STOCK INCENTIVE PLAN

     The 2000 Asia Global Crossing Ltd. Stock Incentive Plan, which we refer to as our stock incentive plan, is administered by our board of directors, which may delegate its duties in whole or in part to any subcommittee solely consisting of at least two individuals who are non-employee directors within the meaning of Rule 16b-3 under the Exchange Act and outside directors within the meaning of Section 162(m) of the Internal Revenue Code. Our stock incentive plan allows the board of directors to make awards of stock options, stock appreciation rights, which can be granted either in conjunction with, or independent of, stock options, and other stock based awards to any individual who is selected by the board of directors to participate in the stock incentive plan.

     The board of directors has the authority to interpret our stock incentive plan, to establish, amend and rescind any rules and regulations relating to our stock incentive plan and to make any other determinations that the board of directors deems necessary or desirable for the administration of our stock incentive plan. The board of directors may also correct any defect or supply any omission or reconcile any inconsistency in our stock incentive plan in the manner and to the extent the board of directors deems necessary or desirable. Any decision of the board of directors in the interpretation and administration of our stock incentive plan lies within its sole and absolute discretion and is final, conclusive and binding on all parties concerned, including participants in our stock incentive plan and their beneficiaries or successors.

     A total of 15% of the total shares outstanding of our common stock as of the completion of our initial public offering of common stock is currently authorized for issuance under our stock incentive plan. As of the date hereof, no shares of our common stock will have been issued under our stock incentive plan, 38.8 million shares will be subject to outstanding options granted under our stock incentive plan and 44.4 million shares will be available for additional stock option grants or other stock-based awards.

     The maximum number of shares for which options and stock appreciation rights may be granted during each calendar year to any participant is 5,000,000 shares. No award may be granted under our stock incentive plan after the tenth anniversary of its effective date, but awards granted before that date may extend beyond that date.

     Stock options. Stock options granted under our stock incentive plan may be non-qualified or incentive stock options for federal income tax purposes. The board of directors will set option exercise prices and terms and will determine the time at which stock options will be exercisable. However, the term of a stock option may not exceed 10 years.

     Our board of directors may also grant options that are intended to be incentive stock options, which comply with Section 422 of the Internal Revenue Code. Fair market value is defined as the closing price of the shares as reported on that grant date as quoted on the principal national securities exchange on which the shares are listed. However, for awards granted which will become effective on our initial public offering the fair market value is equal to $7.00.

     Stock appreciation rights. Stock appreciation rights may be granted by the board of directors to participants as a right in conjunction with the number of shares underlying stock options granted to participants under our stock incentive plan or on a stand-alone basis with respect to a number of shares for which a stock option has not been granted.

     Stock appreciation rights constitute the right to receive payment for each share of the stock appreciation rights exercised in stock or in cash equal to the excess of that share's fair market value on the date of exercise over the exercise price per share, multiplied by the number of shares covered:

- in the case of a stock appreciation right independent of an option, by the stock appreciation right; and

- in the case of a stock appreciation right granted in conjunction with an option, by the option.

Our board of directors will determine the exercise price per share of stock appreciation rights; however, that price may not be less than the greater of:

- the fair market value, in the case of a stock appreciation right independent of an option, of a share of common stock on the grant date and, in the case of an applicable stock appreciation right granted in conjunction with an option, of the price of that option; and

- an amount permitted by applicable laws, rules, bye-laws or policies of regulatory authorities or stock exchanges. Our board of directors may also impose, in its discretion, conditions on the exercisability or transferability of stock appreciation rights.

     Our board of directors may also grant limited stock appreciation rights that are exercisable upon the occurrence of special contingent events. Limited stock appreciation rights may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related awards are not exercisable while the limited stock appreciation rights are exercisable.

     Other stock-based awards. Our board of directors has the authority to grant other stock-based awards, which may consist of awards of common stock, restricted stock and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. Other stock-based awards may be granted on a stand-alone basis or in addition to any other awards granted under our stock incentive plan. The board of directors will determine the form of other stock-based awards and the conditions on which they may be dependent. The conditions may include the right to receive one or more shares of common stock or the equivalent value in cash upon the completion of a specified period of service or the occurrence of an event or the attainment of performance objectives. Our board of directors will also determine the participants to whom other stock-based awards may be made, the timing of those awards, the number of shares to be awarded, whether those other stock-based awards will be settled in cash, stock or a combination of cash and stock and all other terms of those awards.

     General. Stock options, stock appreciation rights and restricted stock awards are not transferable or assignable, except for estate planning purposes. We may deduct sufficient sums to pay withholding required for federal, state and local taxes or other taxes as a result of the exercise of a stock award.

     In the event of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of stock or other corporate exchange or any distribution to shareholders other than regular cash dividends, our board of directors may, in its sole discretion, make a substitution or adjustment, as the board of directors deems to be equitable, to the number or kind of stock issued or reserved for issuance under our stock incentive plan under outstanding awards and the term, including option price, of those awards.

     Except as otherwise provided in a stock award agreement, in the event of our change in control, our board of directors may, in its sole discretion, accelerate a stock award, cause us to make a cash payment in exchange for a stock award or require the issuance of a substitute stock award.

                             PRINCIPAL SHAREHOLDERS

OUR BENEFICIAL OWNERSHIP

     Before our initial public offering of common stock, all our outstanding shares of common stock were held by Asia Global Crossing Holdings. The shareholders of that entity consisted of our founding shareholders and The Goldman Sachs Group, Inc. Before the private offering of our outstanding notes, through Asia Global Crossing Holdings:

     - Global Crossing beneficially owned 1,115,978 shares of our common stock, representing a 93% interest in us; and

     - each of Microsoft and Softbank beneficially owned 41,999 shares of our common stock, giving each a 3.5% interest in us; and

     - The Goldman Sachs Group beneficially owned 24 shares of our common stock, representing a 0.002% interest in us. The Goldman Sachs Group received its ownership interest in us in consideration for its financial advisory services in connection with the formation of Asia Global Crossing Holdings and structuring our ownership and the ownership of Asia Global Crossing Holdings.

     Upon consummation of our initial public offering of common stock, The Goldman Sachs Group transferred its shares in Asia Global Crossing Holdings to Global Crossing. In addition, Asia Global Crossing Holdings distributed to each of Global Crossing and Microsoft its proportionate share of the total number of shares of common stock we issued to Asia Global Crossing Holdings and Asia Global Crossing Holdings remains a wholly owned subsidiary of Softbank under a different name. The columns under the caption "Before the Initial Public Offering" in the following table present information regarding beneficial ownership of our common stock prior to any such distribution.

     Our bye-laws as in effect before our initial public offering of common stock and the shareholders agreement among our founding shareholders as in effect before our initial public offering of common stock included a reallocation mechanism for the beneficial ownership of our founding shareholders. In connection with our initial public offering of common stock, our founding shareholders agreed to reallocate Softbank and Microsoft the maximum amount of equity they would be entitled to under the reallocation mechanism. As a consequence, the ownership percentages of our founding shareholders in us were reallocated simultaneously with the completion of that offering as follows:

     - Global Crossing owns beneficially 315.6 million shares of our Class B common stock, representing a 56.9% interest in us; and

     - each of Microsoft and Softbank owns beneficially 85.5 million shares of our Class B common stock, representing a 15.4% interest in us.

     The ownership percentages of our founding shareholders mentioned above give effect to the completion of the transactions described under "Formation Transactions" on page 96.

     In connection with the formation of Asia Global Crossing Holdings, The Goldman Sachs Group was entitled to receive from Global Crossing a part of its interest in us at the time of the reallocation of interests among our founding shareholders. In connection with our initial public offering, the period during which The Goldman Sachs Group may exercise that right was extended to December 31, 2001. If that right is exercised, The Goldman Sachs Group may receive from Global Crossing a number of shares equal to 3% of the excess of our market value over $5 billion up to $7.5 billion, divided by the market value per share of our common stock, subject to dilution in certain circumstances. We expect that, based on this transfer mechanism, Goldman Sachs may obtain an interest in us which will not exceed 1.0%

     The columns under the caption "After the Initial Public Offering" in the following table presents information regarding beneficial ownership of our common stock, as of December 31, 2000, as adjusted to reflect:

     - the reallocation of the beneficial ownership percentages of our founding shareholders and The Goldman Sachs Group as described above;

     - the sale of shares of our Class A common stock in our initial public offering, and the partial exercise of the underwriters' option to purchase an additional 500,000 shares from us; and

     - the completion of the transactions described under "Formation Transactions" on page 96.

      by:

        - each of the individuals listed on the "Summary Compensation Table" above;

        - each of our directors;

        - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock; and

        - all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000 are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other shareholder.

     Percentage of ownership is based on 1.2 million shares of common stock outstanding immediately before our initial public offering and 555.1 million shares outstanding after completion of that offering. The percentage of common stock outstanding is calculated in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the address of each of the individuals named below is: c/o Asia Global Crossing Ltd., 360 North Crescent Drive, Beverly Hills, California 90210.

                                                    BEFORE THE                    AFTER THE
                                              INITIAL PUBLIC OFFERING      INITIAL PUBLIC OFFERING
                                             -------------------------   ---------------------------
                                             NUMBER OF   PERCENTAGE OF    NUMBER OF    PERCENTAGE OF
                                              SHARES      ALL SHARES       SHARES       ALL SHARES
                                             ---------   -------------   -----------   -------------
Global Crossing (Class B common
  stock)(1)................................  1,115,978        93.0%      315,625,125        56.9%
Wessex House,
  45 Reid Street,
    Hamilton HM12, Bermuda
Microsoft (Class B common stock)...........     41,999         3.5        85,500,000        15.4
  One Microsoft Way
     Redmond, WA 98052
Softbank (Class B common stock)............     41,999         3.5        85,500,000        15.4
  24-1 Nihonbashi-Hakozaki-cho, Chuo-ku,
     Tokyo 103 Japan
Gary Winnick(2)............................  1,115,978        93.0       318,958,458        57.5
Lodwrick M. Cook(3)........................  1,115,978        93.0       316,591,792        57.0
John J. Legere.............................         --          --         4,375,000           *
John M. Scanlon............................         --          --           495,000           *
Thomas J. Casey(4).........................  1,115,978        93.0       316,491,792        57.0
Joseph P. Clayton(5).......................  1,115,978        93.0       315,765,125        56.9
Eric Hippeau(6)............................  1,157,978        96.5       401,125,625        72.3
Pieter Knook(7)............................     41,999         3.5        85,500,000        15.4
Norman Brownstein..........................         --          --            75,000           *
William E. Conway, Jr. ....................         --          --            40,000           *
Geoffrey J.W. Kent.........................         --          --                --          --
Mark L. Attanasio(8).......................  1,115,978        93.0       315,625,125        59.9
Stefan C. Riesenfeld.......................         --          --           187,500           *
Darryl E. Green............................         --          --           500,000           *
Charles F. Carroll.........................         --          --           338,500           *
Joseph P. Perrone..........................         --          --                --          --
Alex Ng....................................         --          --                --          --
Anthony D. Christie........................         --          --             1,000           *
David Milroy...............................         --          --           104,334           *
Directors and executive officers as a group
  (19 persons) (Class A common stock)......  1,199,976        99.9%      498,048,126        89.7%
                                             ---------       -----       -----------       -----
          Total............................  1,200,000       100.0%      555,125,125       100.0%

---------------
* Percentage of shares beneficially owned does not exceed one percent.

(1) In connection with the transfer mechanism relating to The Goldman Sachs Group described on page 91. Global Crossing's percentage ownership in us would decrease by up to 1.0%.

(2) Includes all shares of common stock beneficially owned by Global Crossing. Mr. Winnick is also a director of Global Crossing. Mr. Winnick disclaims beneficial ownership of these shares owned by Global Crossing.

(3) Includes all shares of common stock beneficially owned by Global Crossing. Mr. Cook is also a director of Global Crossing. Mr. Cook disclaims beneficial ownership of these shares owned by Global Crossing.

(4) Includes all shares of common stock beneficially owned by Global Crossing. Mr. Casey is the Chief Executive Officer of Global Crossing and also a director of Global Crossing. Mr. Casey disclaims beneficial ownership of these shares owned by Global Crossing.

(5) Includes all shares of common stock beneficially owned by Global Crossing. Mr. Clayton is also a director of Global Crossing. Mr. Clayton disclaims beneficial ownership of these shares owned by Global Crossing.

(6) Includes all shares of common stock beneficially owned by Global Crossing and Softbank. Mr. Hippeau is also a director of Global Crossing and Softbank. Mr. Hippeau disclaims beneficial ownership of these shares owned by Global Crossing and Softbank.

(7) Approved as a member of our board of directors in February 2001, shares of common stock beneficially owned by Mr. Knook prior to the time were deemed beneficially owned by Mr. Thomas Koll, whom preceded Mr. Knook as a Microsoft Corp. nominated director. Includes all shares of common stock beneficially owned by Microsoft. Mr. Knook is a vice president of Microsoft Corp. responsible for network service providers. Mr. Knook disclaims beneficial ownership of these shares owned by Microsoft.

(8) Includes all shares of common stock owned by Global Crossing. Mr. Attanasio is also a director of Global Crossing. Mr. Attanasio disclaims beneficial ownership of these shares owned by Global Crossing.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is a description of the material terms of our capital stock. However, we refer you to our memorandum of association and bye-laws, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     Immediately before our initial public offering of common stock, we amended our memorandum of association to increase our authorized share capital, which was then divided into:

     - 1,200,000,000 shares of Class A common stock, par value $0.01 per share;

     - 1,200,000,000 shares of Class B common stock, par value $0.01 per share; and

     - 120,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     We have 555.1 million shares of our common stock outstanding.

     VOTING. Holders of our Class A common stock are entitled to one vote per share held of record on all matters submitted to a vote of shareholders. Holders of our Class B common stock are entitled to 10 votes per share held of record in all matters submitted to a vote of shareholders. All shares of our common stock vote together on all matters presented at a shareholders meeting.

     CONVERSION. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Shares of our Class B common stock will be mandatorily convertible into shares of our Class A common stock if they are transferred to any person other than Global Crossing and its affiliates, Microsoft and its affiliates or Softbank and its affiliates.

     OTHER RIGHTS. Except with respect to voting and conversion rights, shares of our Class A common stock and Class B common stock are identical in all other respects. For example:

     - DIVIDENDS. Each share of our common stock is entitled to the same amount of dividend if one is declared. Accordingly, we may not pay a dividend to holders of our Class B common stock without paying the same per share dividend to holders of our Class A common stock.

     - LIQUIDATION RIGHTS. Each share of our common stock is entitled to be paid the same amount upon liquidation. Accordingly, we may not make a payment upon liquidation to holders of our Class B common stock without paying the same per share amount to holders of our Class A common stock.

     ELECTION OF DIRECTORS. The election of our directors is determined by a simple majority of votes cast, except as otherwise required by law. Our shareholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all directors. After this offering, our founding shareholders will collectively control approximately 98.6% of our outstanding voting power and will have the power to elect all of our directors.

     RIGHTS OF DIRECTORS NOMINATED BY MICROSOFT AND SOFTBANK. Under our bye-laws, there are a number of actions that we may not undertake without the approval of our directors that have been nominated by Microsoft and Softbank. We describe those actions under "Transactions with Related Parties -- Relationships Among Ourselves and Our Founding Shareholders -- Shareholders
Agreement -- Actions requiring the approval of our directors appointed by Microsoft and Softbank" on page 103.

     NO PRE-EMPTIVE RIGHTS. Holders of our common stock have no preemptive rights.

     REGISTRATION RIGHTS AGREEMENT. Global Crossing, Microsoft, Softbank, The Goldman Sachs Group, Inc. and ourselves have entered into a registration rights agreement, dated November 24, 1999. Under the registration rights agreement, each of Global Crossing, Microsoft and Softbank and a number of their transferees have demand and piggy-back registration rights with respect to shares of our common stock. In addition, under the registration rights agreement, The Goldman Sachs Group and a number of its transferees have piggy-back registration rights with respect to shares of our common stock. Global Crossing, Microsoft, Softbank and The Goldman Sachs Group receive under the registration rights agreement indemnification and, in some circumstances, reimbursement from us of expenses in connection with an applicable registration.

PREFERRED STOCK

     Authorized shares of our preferred stock may be issued at the discretion of our board of directors without any further action by the shareholders, except as required by applicable law or regulation. Our board of directors is authorized, from time to time, to divide the preferred stock into classes or series, to designate each class or series and to determine for each class or series its respective rights and preferences, including, without limitation, any of the following:

     - the rate of dividends and whether dividends were cumulative or had a preference over the common stock in right of payment;

     - the terms and conditions upon which shares may be redeemed and the redemption price;

     - sinking fund provisions for the redemption of shares;

     - the amount payable in respect of each share upon a voluntary or involuntary liquidation of us;

     - the terms and conditions upon which shares may be converted into other securities of ours, including common stock;

     - limitations and restrictions on payment of dividends or other distributions on, or redemptions of, other classes of our capital stock junior to that series, including the common stock;

     - conditions and restrictions on the creation of indebtedness or issuance of other senior classes of capital stock;

     - the terms on which shares may be redeemed, if any; and

     - voting rights.

     Any series or class of preferred stock could, as determined by our board of directors at the time of issuance, rank senior to our common stock with respect to dividends, voting rights, redemption and liquidation rights. The preferred stock to be authorized is of the type commonly known as blank-check preferred stock.

                             FORMATION TRANSACTIONS

     Concurrently with our initial public offering of common stock, Global Crossing contributed to us:

     - its interest in Hutchison Global Crossing; and

     - its interest in Global Access Limited.

CONTRIBUTION OF GLOBAL CROSSING'S 50% INTEREST IN HUTCHISON GLOBAL CROSSING

     We and our founding shareholders entered into an agreement providing for the contribution by Global Crossing to us of its 50% interest in Hutchison Global Crossing. Under the agreement, the contribution was conditioned upon the completion of our initial public offering of common stock. Immediately after the completion of our initial public offering of common stock, under the agreement:

     - Global Crossing sold to each of Microsoft and Softbank 19% of its 50% interest in Hutchison Global Crossing for $153,875,029 (and accrued interest thereon) in cash or a short-term note. After this sale, Global Crossing owned 31% of Hutchison Global Crossing, and each of Microsoft and Softbank owned 9.5% of Hutchison Global Crossing;

     - following the sale, each of Global Crossing, Microsoft and Softbank contributed its entire interest in Hutchison Global Crossing to us as a capital contribution and we now own 50% of Hutchison Global Crossing; there was no consideration from us to any of Global Crossing, Microsoft or Softbank for its contribution;

     - we then purchased Global Crossing's interest in any outstanding shareholder loans to Hutchison Global Crossing;

     - we assumed Global Crossing's rights and obligations under the shareholders agreement with Hutchison Whampoa. See "Transactions with Related Parties -- Relationships Among Ourselves and Hutchison Whampoa" on page 111; and

     - we indemnified Global Crossing against certain losses and taxes described under "Transactions with Related Parties -- Relationships Between Ourselves and Global Crossing -- Agreement Relating to the Contribution of Global Crossing's Interest in Hutchison Global Crossing to Us" on page 98.

CONTRIBUTION OF GLOBAL CROSSING'S 49% INTEREST IN GLOBAL ACCESS LIMITED

     We and our founding shareholders entered into an agreement providing for the contribution by Global Crossing to us of its 49% interest in Global Access Limited. Under the agreement, the contribution was conditioned upon the completion of our initial public offering of common stock. Immediately after the completion of our initial public offering of common stock, under the agreement:

     - Global Crossing contributed its 49% interest in Global Access Limited to us;

     - in consideration for its contribution, Global Crossing obtained 36.6 million additional shares of our Class B common stock having an aggregate value of approximately $256.2 million, and the beneficial ownerships of each of Microsoft, Softbank and Goldman Sachs in us was diluted proportionately, in the case of Microsoft and Softbank up to a maximum of 1.43% each, to give effect to those additional shares that will be issued to Global Crossing; and

     - we then purchased Global Crossing's interest in any outstanding shareholder loans to Global Access Limited.

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

                       TRANSACTIONS WITH RELATED PARTIES

              RELATIONSHIPS BETWEEN OURSELVES AND GLOBAL CROSSING

     The following description of the terms of the agreement between Global Crossing and ourselves is materially complete.

AGREEMENT WITH GLOBAL CROSSING

     Global Crossing and we intend to enter into an agreement that governs the relationship between the companies and their respective subsidiaries and affiliates, including provision of network services, coordination and use of bundled service offerings, marketing, pricing of service offerings and strategies, branding, rights with respect to intellectual property and other shared technology and operational, maintenance and administrative services. However, this agreement does not grant us priority or preemptive rights for the use of the Global Crossing network. We cannot assure you when or even that we will reach a definite agreement with Global Crossing or, if we do reach a definitive agreement, what the terms of that agreement will be. This section summarizes the important provisions of that agreement as if the agreement were complete.

  TERRITORIES

     Under the agreement, our territory is the territory in which we are permitted to conduct business under our corporate governance documents. We list the countries which comprise our territory on page 102 under "-- Relationships Among Ourselves and our Founding Shareholders -- Shareholders
Agreement -- Territory".

     Under the agreement, as between ourselves and Global Crossing, we have the exclusive right within Asia to market and sell capacity and specified services on the Global Crossing network as well as on our network, and Global Crossing has the exclusive right outside of Asia to market and sell capacity and specified services on the Global Crossing network as well as on our network. The specified services comprise our and Global Crossing's current and future service offerings other than data center services in Asia, which we expect to provide through our joint venture with Exodus and, in many cases, local partners. The agreement also governs provision of connectivity and services not available on our network or the Global Crossing network, as well as the right to pursue new business opportunities, in our respective territories. We and Global Crossing have granted each other a right of first refusal to provide connectivity, services and related items not available on our respective networks.

     To ensure maintenance of a seamless global network, Global Crossing will provide customer care, cable maintenance and related services and network management on a worldwide basis. The agreement allows us, with the cooperation of Global Crossing, to establish regional network operations centers to provide management and support services for our network.

  MARKETING AND FUTURE OPPORTUNITIES

     The agreement provides that, within our respective territories, we and Global Crossing will develop and market our products and services, subject to the obligation to coordinate with one another as provided in the next paragraph. The agreement also provides that neither we nor Global Crossing may undertake these activities in each other's territory. Each of us, however, will have the obligation to market the other's products and services in our respective territories to the exclusion of competing products and services offered by others.

     We and Global Crossing have agreed to coordinate our respective network expansion, acquisition, deployment, procurement, marketing and sales plans. If an acquisition or investment opportunity involves assets or operations in the territories of the other company, we and Global Crossing will consider a joint bid and strategic apportionment of the assets or operations. If we cannot reach agreement on a joint strategy, then either company may pursue that acquisition or investment. The company that did not make the acquisition or investment will have a right of first offer in connection

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

with any sale of the acquired assets to a third party. See "Shareholders Agreement -- Non-competition Arrangements" on page 104.

  INTELLECTUAL PROPERTY

     Under the agreement, we will operate under the Global Crossing service mark and follow Global Crossing's corporate brand strategies and policies.

     Through a royalty-free cross-licensing arrangement, we and Global Crossing will share use of all technology and intellectual property developed or possessed by each other, to the extent permitted by third-party contractual restrictions. However, following joint consultation, we may pursue the development of intellectual property independently from each other.

  PRICING

     The agreement provides that, whenever a sale to one of our customers would involve the provision of services in Global Crossing's territory, we will purchase those services from Global Crossing. Conversely, whenever a sale to one of Global Crossing's customers would involve the provision of services in our territory, Global Crossing will purchase those services from us. We and Global Crossing will charge each other for such products and services market-based prices established by a joint pricing committee. We also intend to purchase certain administrative and corporate services from Global Crossing on a cost-plus basis.

AGREEMENT RELATING TO THE CONTRIBUTION OF GLOBAL CROSSING'S INTEREST IN HUTCHISON GLOBAL CROSSING TO US

     We and Global Crossing, among others, entered into an agreement under which Global Crossing contributed to us its 50% interest in Hutchison Global Crossing upon completion of our initial public offering of common stock. See "Formation Transactions" on page 96. Under the agreement, we agreed to purchase shareholder loans made by Global Crossing to Hutchison Global Crossing for cash at par plus accrued and unpaid interest, on the closing date of the transaction.

     In addition, under the agreement, we agreed to indemnify Global Crossing against:

     - any losses that Global Crossing or any of its subsidiaries may incur as a result of its guarantee in favor of the Hong Kong government of the performance by Hutchison Global Crossing or its subsidiaries under:

      - the fixed telecommunications network services license; and

      - a contract to supply the Hong Kong Government with government and commercial services through a common on-line platform;

     - any Hong Kong withholding tax that Global Crossing or any of its subsidiaries may incur in connection with Global Crossing entering into certain services and license agreements with respect to Hutchison Global Crossing's data centers; and

     - any taxes or losses that Global Crossing or any of its subsidiaries may incur in connection with Global Crossing entering into those certain services and license agreements with respect to Hutchison Global Crossing's data centers.

GLOBAL CROSSING CREDIT FACILITY

     We entered into a credit facility with Global Crossing, which we describe under "Description of Other Indebtedness -- Global Crossing Credit Facility" on page 121.

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

      RELATIONSHIP BETWEEN US AND GLOBAL CROSSING DEVELOPMENT CORPORATION

     The following description of the terms of the agreement between Global Crossing Development Corporation, a wholly owned subsidiary of Global Crossing, and ourselves is materially complete. However, we refer you to the actual agreement, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

PROJECT MANAGEMENT AGREEMENT

     Global Crossing Development Corporation and we entered into an agreement in which Global Crossing Development will provide project management services to us in connection with the construction of East Asia Crossing. These services will consist of, among others:

     - assisting us in finalizing the configuration and design of East Asia Crossing;

     - creating the preliminary pricing and cost analysis;

     - managing the procurement for East Asia Crossing;

     - assisting in the preparation of profit and loss figures and cash flow analysis for East Asia Crossing;

     - conducting traffic analysis;

     - assisting in obtaining licenses required to land and operate submarine cables;

     - supervising contractors' management of training and documentation;

     - assisting in managing test and commissions of East Asia Crossing; and

     - coordinating plans for operations and management for East Asia Crossing.

     The term of the agreement will be through the ready-for-service date of East Asia Crossing. Subject to the approval of Microsoft Corporation and Softbank Corp., we expect to pay Global Crossing Development a fee which will equal approximately 1% of the total construction cost, which we expect will be approximately $13 million.

     In addition, we will be required to indemnify Global Crossing Development against certain losses in respect of this agreement for East Asia Crossing.

                      RELATIONSHIPS BETWEEN US AND EXODUS

     The following description of the terms of the joint venture agreement and the network services, marketing and cooperation agreement between ourselves and Exodus Communications, Inc. is materially complete. However, we refer you to the actual joint venture agreement, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

JOINT VENTURE AGREEMENT

     This agreement provides for the creation of a joint venture company to be owned 33% by ourselves and 67% by Exodus. The company, to be known as Exodus Asia-Pacific, will offer a full suite of Internet operations outsourcing services to customers in Asia, including Web-hosting services, managed service offerings, professional services and content distribution.

     IN-KIND CONTRIBUTIONS. Under the agreement, we and Exodus have agreed to contribute to the joint venture all our respective Web-hosting and related assets in the joint venture's territory. Among other things, we have agreed to contribute to the joint venture our interest in GlobalCenter Japan and we have agreed to use our commercially reasonable best efforts to conform our existing relationship with Hutchison Whampoa so that the Internet Web-hosting data center services business in Hong

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

Kong currently being conducted through Hutchison Global Crossing can be contributed to the joint venture. Exodus has agreed to contribute to the joint venture its operations in Japan.

     FUNDING. Upon formation of the joint venture, we will be required to contribute $33 million in cash and Exodus will be obligated to contribute $67 million. Depending upon the needs of the business and the availability of capital from other sources, the board of directors of the joint venture may require the shareholders to make additional capital contributions of up to $500 million to the joint venture over a three-year period following formation, with these contributions made in proportion to our respective ownership interests in the joint venture. We and Exodus have agreed that the joint venture will provide additional financing as far as reasonably practicable in order to reduce the need for capital contributions. In the event that we or Exodus fail to make a capital contribution as required under the agreement, then the non-defaulting party has the right, as its remedy, to exclude the defaulting party from making additional capital contributions and the defaulting party's interest in the joint venture will be diluted accordingly upon any further contributions made by the non-defaulting party.

     EXCLUSIVITY. Under the agreement, the joint venture will be the exclusive vehicle for us and Exodus to pursue the Internet Web-hosting business in Asia, referred to as the restricted business.

     The exclusivity referred to above terminates with respect to a shareholder on the date that is the earlier of:

     - the date that is two years following an underwritten offering of the joint venture's securities on a national exchange;

     - the date on which that shareholder ceases to own beneficially at least 10 percent in the joint venture, subject to limited exceptions; and

     - with respect only to us, the date on which the joint venture is no longer obligated to purchase capacity on our network pursuant to the Network Services, Marketing and Cooperation Agreement described below.

     The exclusivity provisions referred to above are subject to various exceptions with respect to each shareholder.

     BOARD OF DIRECTORS. Under the joint venture agreement, the board of directors of the joint venture will consist of six members, four of whom will be appointed by Exodus and two of whom will be appointed by us. Except as otherwise provided in the joint venture agreement, an action or decision of the board of directors will require the consent or vote of a simple majority of the board of directors. In most circumstances, for action to be taken by the board of directors, a quorum consisting of a majority of directors and including at least one director appointed by Exodus and one director appointed by us will be required to be present.

     ACTIONS REQUIRING UNANIMOUS APPROVAL OF SHAREHOLDERS. Unanimous shareholder approval is required for certain extraordinary corporate transactions.

     RESTRICTIONS ON TRANSFERS OF INTERESTS. We and Exodus have agreed not to transfer any of our interests in the joint venture for the first five years after the joint venture's formation, unless the transfer is to an affiliate or otherwise unanimously approved by the board of directors. In addition, any transfer of interests by a shareholder to a third party will be subject to the other shareholder's right of first refusal. In addition, each shareholder has tag-along rights if the other shareholder proposes to transfer any shares held by it and its affiliates to a person other than an affiliate.

     Under the joint venture agreement, the transfer restrictions outlined in the paragraph above terminate upon the consummation of an underwritten initial public offering of shares in the joint venture approved by the board of directors in which the joint venture receives cash proceeds of at least $35 million, net of underwriting discounts and commissions.

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

     INITIAL PUBLIC OFFERING. We have the right to request at any time after the third anniversary of the formation of the joint venture that the joint venture consummate as soon as practicable an underwritten initial public offering in which the joint venture receives cash proceeds of at least $35 million, net of underwriting discounts and commissions. The offering may be delayed for up to one year if reasonably prudent as a result of market conditions at the time. We and Exodus will receive customary registration rights in connection with the offering.

     EXODUS LICENSING AGREEMENT. At formation of the joint venture, Exodus and the joint venture will enter into a licensing agreement granting to the joint venture an exclusive right in the joint venture's territory to all intellectual property rights of Exodus necessary for the joint venture to pursue its business and for the use of all trademarks owned by Exodus in connection with the joint venture's business in consideration for the payment by joint venture of a reasonable royalty, not less favorable than that granted to unaffiliated third parties, which royalty shall begin to accrue and be payable as measured from the first fiscal quarter that the joint venture becomes profitable.

     TERMINATION OF THE JOINT VENTURE. The joint venture can be terminated in the following circumstances:

     - the agreement of all the shareholders;

     - if the merger agreement among Global Crossing, Exodus, GlobalCenter Inc. and the other parties named in that agreement is terminated;

     - a resolution of all the shareholders or a court with jurisdiction over the joint venture to wind-up the joint venture; or

     - if Exodus no longer is entitled to appoint a majority of the directors of the joint venture, the joint venture takes specified types of injurious actions regarding Exodus' intellectual property.

     If the joint venture is terminated prior to the second anniversary of the closing of the merger agreement described in the second bullet point above, we will remain subject to the exclusivity provisions of the joint venture agreement until the end of that two year period.

NETWORK SERVICES, MARKETING AND COOPERATION AGREEMENT

     WE AS PRIMARY PROVIDER OF NETWORK SERVICES IN ASIA, IN THE
TERRITORY. Under the agreement and subject to limited exceptions, we and Exodus have agreed that we will be the primary provider of network services to the joint venture in Asia. The minimum purchase commitment for network services is as follows:

     - 50% from the date of the agreement until the formation of the joint venture and closing of the related transactions;

     - 60% for the period from closing of the transactions to December 31, 2002; and

     - after that date, 60% per calendar year.

     The Exodus group may resell our network services under specified circumstances.

     JOINT VENTURE AS EXCLUSIVE PROVIDER OF WEB-HOSTING SERVICES IN ASIA. Under the agreement and subject to limited exceptions, we have agreed to use the joint venture, its subsidiaries and affiliates as our and our subsidiaries' and some of our affiliates' exclusive provider for Internet Web-hosting services from the date of formation of our joint venture with Exodus and closing of related transactions to the second anniversary of that date. We are also permitted to re-sell these services to our customers or refer our customers to the joint venture in return for sale commissions in amounts to be agreed upon.

     NETWORK ARRANGEMENTS. The agreement provides that we will extend our metropolitan and intra-regional systems to provide connectivity between the data centers of our joint venture with Exodus and our network.
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

     In addition, under the agreement, we and Exodus will establish a preferred peering relationship, which will allow our Internet-protocol users to have direct access to Exodus data centers.

     COOPERATION AND DEVELOPMENT COMMITTEE. We and Exodus will establish a cooperation and development committee to promote our cooperation in the marketing, technical support and product management areas, among others.

     TERM. The agreement will terminate on September 27, 2010 and may terminate earlier under certain circumstances.

          RELATIONSHIPS AMONG OURSELVES AND OUR FOUNDING SHAREHOLDERS

     The following description of the terms of the shareholders agreement and related agreements among our founding shareholders is materially complete. However, we refer you to the actual agreements, which we have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     Global Crossing, Microsoft and Softbank, our founding shareholders, are parties to a shareholders agreement, which contains important provisions relating to, among other things, our governance and our business. In addition, our founding shareholders and we have entered into a registration rights agreement regarding sales of our common stock by our founding shareholders. Our founding shareholders have also entered into a capacity commitment agreement relating to Pacific Crossing-1.

SHAREHOLDERS AGREEMENT

     The shareholders agreement details, among other things:

     - the composition of our board of directors;

     - actions requiring the approval of our directors appointed by Microsoft and Softbank;

     - the preparation of strategic plans;

     - activities in which our founding shareholders are prohibited from engaging in our territory without each other's consent;

     - additional obligations of Microsoft and Softbank toward us;

     - our obligation to purchase certain technology from Microsoft; and

     - transfer restrictions on our shares of common stock.

     TERRITORY. The shareholders agreement provides that we will conduct our business in a specified territory. That territory consists of Brunei, Burma, Cambodia, China (including Hong Kong), Fiji, Indonesia, Japan, Kiribati, Laos, Macau, Malaysia, Marshall Islands, Federated States of Micronesia, Mongolia, Nauru, North Korea, Palau, Papua New Guinea, the Philippines, Samoa, Singapore, Solomon Islands, South Korea, Taiwan, Thailand, Tonga, Tuvalu, Vanuatu and Vietnam. See " -- Relationship Between Ourselves and Hutchison
Whampoa -- Non-competition provisions" regarding restrictions on our ability to conduct business in China, including Hong Kong.

     COMPOSITION OF OUR BOARD OF DIRECTORS. Each of Microsoft and Softbank are entitled to appoint a number of our directors that is proportionate to its beneficial interest in us. Microsoft and Softbank will each have the right to appoint at least one of our directors for so long as each beneficially owns 5% of our outstanding shares of common stock.

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

     ACTIONS REQUIRING THE APPROVAL OF OUR DIRECTORS APPOINTED BY MICROSOFT AND SOFTBANK. The shareholders agreement and our bye-laws provide that the following actions require the approval of our directors that have been nominated by Microsoft and Softbank:

     - our amalgamation, merger or consolidation or the amalgamation, merger or consolidation of any of our majority-owned subsidiaries;

     - any acquisition or investment by us or any of our majority-owned subsidiaries:

      - involving aggregate consideration paid by us and our majority-owned subsidiaries of in excess of $1.0 billion; or

      - if the aggregate consideration paid by us or any of our majority-owned subsidiaries in any fiscal year for acquisitions or investments after that acquisition or investment exceeds $2.0 billion;

     - any sale, transfer or other disposition of our material assets or of the material assets of our majority-owned subsidiaries in one or more related transactions, other than dispositions of worn-out or obsolete assets in the ordinary course of our business;

     - any material change in our purposes as described in our bye-laws;

     - any amendment to our memorandum of association or bye-laws that materially affects the right of Microsoft and Softbank to nominate directors to our board;

     - the adoption of our initial strategic plan;

     - the incurrence by us or any of our majority-owned subsidiaries of indebtedness in excess of $1.0 billion in the aggregate at any one time outstanding, excluding indebtedness incurred:

      - to finance expenditures incurred in accordance with our initial strategic plan;

      - to finance capital expenditures approved by our board of directors under the bullet point immediately following; or

      - under the Pacific Crossing-1 credit facility and certain refinancings of that credit facility;

     - capital expenditures by us or any of our majority-owned subsidiaries in excess of $1.0 billion on a project by project basis or in excess of $2.0 billion in any fiscal year;

     - the issuance of additional equity by us or any of our majority-owned subsidiaries, other than in connection with stock option plans, benefit and pension plans, other employee compensation plans or director compensation plans;

     - the commencement of any proceeding for our voluntary bankruptcy or the voluntary bankruptcy of any of our majority-owned subsidiaries;

     - any transaction between Global Crossing or any of its majority-owned subsidiaries and us or any of our majority-owned subsidiaries for consideration having a value in excess of $5.0 million and to be entered into on terms less favorable to us than those that could have been obtained at the time of that transaction in an arms' length transaction with an unrelated third party, other than:

      - transactions between us or any of our majority-owned subsidiaries and Global Crossing or any of its affiliates entered into on an arms' length basis involving the provision of services and/or capacity to a customer in regions both within and outside of our territory; and

      - a number of other transactions identified in a schedule to our shareholders agreement;

     - our discontinuance as a Bermuda company; and

     - our dissolution upon the occurrence of specified events.

     These approval rights will terminate if and when Microsoft and Softbank lose their right to nominate members to our board of directors. See
"-- Composition of Our Board of Directors" on page 102.

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

     PREPARATION OF STRATEGIC PLANS. Under the shareholders agreement, we are required to deliver to each of our founding shareholders and any other person or entity that is a party to the shareholders agreement drafts of a multi-year strategic plan, or updates of a previous strategic plan, and an annual budget as soon as practicable before the beginning of each succeeding year.

     NON-COMPETITION ARRANGEMENTS. In the shareholders agreement, our founding shareholders have agreed not to:

     - engage in any service or activity within the scope of our business in our territory;

     - form, enter into any agreement or other arrangement with any third party for an investment in or otherwise invest in any entity engaged or, in the case of an entity with no significant operations or operating history, expressly intending to engage, primarily, in any service or activity within the scope of our business in our territory; and

     - develop, construct or invest in any undersea cable system in, into or within our territory until December 31, 2000.

     The following exceptions apply to the foregoing non-competition provisions:

     - Global Crossing may invest in Global Access Limited.

     - Each of Global Crossing, Microsoft and Softbank may invest in any entity that competes with us in our territory so long as the consolidated revenues of that entity from any competing service or activity do not in the aggregate exceed 33 1/3% of the total consolidated revenues of that entity.

     - Each of Global Crossing, Microsoft and Softbank may invest in up to 15% of the outstanding capital stock or voting stock of any competing entity whose consolidated revenues from any competing service or activity exceed 33 1/3% of the total consolidated revenues of that entity.

     - Each of Global Crossing, Microsoft and Softbank may maintain any competing investment it had made up to the date of the shareholders agreement.

     - With respect to Web-hosting, the non-competition provisions would prevent each of Global Crossing, Microsoft and Softbank from engaging solely in complex Web-hosting services and server farms. Each of Global Crossing, Microsoft and Softbank may, therefore, engage in, or invest in any entity that is engaged in Web-hosting services in or in connection with a data center facility, including information technology consulting services, data security services, managed solutions, day-to-day operational management, distribution of Web content, electronic commerce support, application hosting and related Internet infrastructure products and services.

     - KOREA. Our founding shareholders may use a different entity to conduct activities relating to intracity terrestrial networks in Korea. Microsoft and Softbank will own in the aggregate 62% and Global Crossing will own 38% of the capital stock of that entity that is not owned by local partners.

     - CHINA. Our founding shareholders may pursue business opportunities in China, including Hong Kong, free from the non-competition provisions outlined above.

     - If we do not engage or invest in a competing service or activity as a result of our failure to obtain the requisite approval of our directors appointed by Microsoft and Softbank, Global Crossing would then be able to engage and invest in that competing service or activity.

     PACIFIC CROSSING-1. If Global Crossing acquires any additional equity in Pacific Crossing-1, under our shareholders agreement, we will have the option to purchase that equity from Global Crossing for cash at Global Crossing's reacquisition cost. The term of that option will extend for one year from the date of Global Crossing's acquisition.

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

     Our founding shareholders can suspend the operation of or terminate any of the non-competition arrangements in the shareholders agreement at any time by mutual agreement. Our consent is not required to suspend or terminate any of those arrangements. The non-competition obligations of our founding shareholders terminate on September 8, 2004. However, Microsoft's non-competition obligations will terminate earlier, if Microsoft ceases to own an interest in us.

     ADDITIONAL OBLIGATIONS OF MICROSOFT AND SOFTBANK TOWARD US -- SOFTWARE. In the shareholders' agreement, Microsoft has agreed to make available to us any software which it or any of its majority-owned subsidiaries has made available to any of our competitors on terms, including price, features and functionality, which are consistent with other strategic partners of Microsoft, recognizing factors such as the class of customer utilizing the software, the type of software, volume discounts and distribution channels.

     USE OF OUR NETWORK. In the shareholders agreement, Microsoft has agreed to use our facilities and assets for all of its and its controlled subsidiaries' Layer 1 transmission systems services in our territory, which is a term not defined in the shareholder agreement. Layer 1 transmission systems services is a term used in the telecommunications industry to describe an element of raw bandwidth requirements. Raw bandwidth is the physical means of sending data over cable lines. Microsoft has also agreed to use its commercially reasonable efforts to cause its majority-owned subsidiaries, other than controlled subsidiaries, to use our facilities and assets for the procurement distribution of those services in our territory.

     In the shareholders agreement, Softbank has agreed to use and agreed to use its best efforts to cause its controlled subsidiaries to use, our facilities and assets for its and its controlled subsidiaries' capacity and service needs in our territory. Softbank has also agreed to use its commercially reasonable efforts to cause its majority-owned subsidiaries, other than controlled subsidiaries, to use our facilities and assets for their capacity and service needs in our territory.

     The obligations of Microsoft and Softbank outlined in the two paragraphs immediately above are subject to reasonable availability, compatibility and quality specifications, cost considerations and the fiduciary obligations of Microsoft and Softbank.

     Our founding shareholders can suspend the operation of or terminate any of the obligations of Microsoft and Softbank outlined in this section at any time by mutual agreement. Our consent is not required to suspend or terminate any of those obligations. These obligations of Microsoft and Softbank terminate on September 8, 2004. However, Microsoft's obligations will terminate earlier, if Microsoft ceases to own an interest in us.

     OUR OBLIGATION TO PURCHASE CERTAIN TECHNOLOGY FROM MICROSOFT. Under the shareholders agreement, we are required to use our commercially reasonable efforts to purchase products and services provided by Microsoft and Microsoft solution partners. Our obligation applies to products and services used only in our territory and is subject to specified network operating and maintenance objectives and pricing considerations.

REGISTRATION RIGHTS AGREEMENT

     We have entered into a registration rights agreement with our founding shareholders and with The Goldman Sachs Group. See "Description of Capital
Stock -- Registration Rights Agreement" on page 95. The registration rights agreement provides for demand registration rights, subject to a number of conditions and limitations, to each of our founding shareholders after our initial public offering. In accordance with these demand registration rights, our founding shareholders, or their permitted transferees, may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock held by them. Each of Microsoft and Softbank may require us to file up to two registration statements. Global Crossing has unlimited demand registration rights, and The Goldman Sachs Group has no demand registration rights. The registration rights agreement also provides, subject to a number of conditions and limitations, our founding shareholders,

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The Goldman Sachs Group and their transferees with so-called piggy-back registration rights, which allow them to participate in registered offerings of our shares of common stock which we initiate.

     Under the registration rights agreement, we are required to pay all expenses, other than underwriting discounts and commissions, in connection with any registered offering covered by the agreement. In addition, we are required to indemnify our founding shareholders and The Goldman Sachs Group, and they are in turn required to indemnify us, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

CAPACITY COMMITMENT AGREEMENT

     In connection with their investment in us, Global Crossing through an affiliate, on the one hand, and Microsoft and Softbank, on the other hand, entered into a capacity commitment agreement, dated November 24, 1999. Under the capacity commitment agreement, each of Microsoft and Softbank agreed to purchase capacity on Pacific Crossing-1, Global Access Limited or any other Japanese intercity network controlled by Global Crossing or any of its subsidiaries (including us) in an aggregate amount of $200,000,000 over a three-year period from the date when Pacific Crossing-1 is able to carry trans-Pacific traffic. Each of Microsoft and Softbank is severally liable for 50% of the capacity commitment.

     Under the capacity commitment agreement, Microsoft and Softbank agreed to purchase:

     - $20,000,000 of capacity no later than the date when Pacific Crossing-1 is able to carry trans-Pacific traffic, which has occurred and for which we have recorded a sale;

     - an additional $20,000,000 of capacity during the period from the date when Pacific Crossing-1 is able to carry trans-Pacific traffic to December 31, 2000; and

     - the balance of the $200,000,000 aggregate commitment, i.e., $160,000,000, during the three-year period from the date when Pacific Crossing-1 is able to carry trans-Pacific traffic.

     The capacity commitment agreement provides that, except with respect to their initial $20,000,000 commitment, Microsoft and Softbank may utilize the remaining $180,000,000 aggregate capacity commitment on other systems of the Global Crossing network, rather than on Pacific Crossing-1, Global Access Limited or any other Japanese intercity network, as long as they use commercially reasonable efforts to use their capacity commitment on Pacific Crossing-1.

     Under the capacity commitment agreement, use by Microsoft and Softbank or any of their affiliates of our network as provided in the shareholders agreement among our founding shareholders may be credited against the $200,000,000 aggregate capacity commitment of Microsoft and Softbank.

     If at any time Microsoft or Softbank determines that it has not used and could not reasonably be expected to use any capacity purchased under the capacity commitment agreement, then Microsoft or Softbank will use Global Crossing exclusively as a marketing agent to market the unused capacity. In that case, Global Crossing will use commercially reasonable efforts to market the unused capacity. In consideration for its marketing services, Global Crossing will be entitled to receive a fee in an amount equal to 5% of the consideration received from Global Crossing for the unused capacity. If Global Crossing fails to sell successfully unused capacity within three months from the written request by Microsoft or Softbank, Microsoft or Softbank will have the right to replace Global Crossing as marketing agent.

     Our founding shareholders can amend or terminate the capacity commitment agreement at any time by mutual agreement without our consent.

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SHARE TRANSFER AGREEMENT WITH SOFTBANK

     We entered into a share transfer agreement with Softbank to transfer 38% of our interest in GlobalCenter Japan. In exchange, Softbank agreed, among other things, to use its commercially reasonable efforts to and to cause its affiliates to purchase all of their respective requirements for data center business services anywhere in the world from GlobalCenter or an entity controlled by GlobalCenter.

 RELATIONSHIPS AMONG OURSELVES AND THE OTHER PACIFIC CROSSING LTD. SHAREHOLDER

     The following description of the terms of the Pacific Crossing Ltd. shareholders agreement is materially complete. However, we refer you to the actual agreement which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

     We have entered into a shareholders agreement relating to Pacific Crossing Ltd. with Marubeni. The Pacific Crossing Ltd. shareholders agreement details, among other things:

     - the composition of the Pacific Crossing Ltd. board of directors;

     - actions requiring the supermajority consent of the Pacific Crossing Ltd. board of directors;

     - actions requiring the supermajority consent of the Pacific Crossing Ltd. shareholders;

     - shareholder rights to subscribe for new capital;

     - restrictions on the transfer of shares of common stock in Pacific Crossing Ltd.;

     - the consequences of a deadlock over the annual budget; and

     - exit rights of SCS.

     COMPOSITION OF THE PACIFIC CROSSING LTD. BOARD OF DIRECTORS. The Pacific Crossing Ltd. shareholders agreement provides that each shareholder party to that agreement will have the right to nominate a number of directors to the Pacific Crossing Ltd. board that is proportionate to that shareholder's beneficial interest in Pacific Crossing Ltd. Today, the Pacific Crossing Ltd. board of directors consists of six members, four of which we nominate and two of which Marubeni nominates.

     Under the first Pacific Crossing Ltd. shareholders agreement, we have the right to designate the Chairman of the board of directors of Pacific Crossing Ltd. for so long as we are the largest shareholder in Pacific Crossing Ltd. Marubeni has the right to designate the Deputy Chairman of the board of directors of Pacific Crossing Ltd. for so long as Marubeni is the second largest shareholder in Pacific Crossing Ltd.

     ACTIONS REQUIRING THE SUPERMAJORITY VOTE OF THE PACIFIC CROSSING LTD. DIRECTORS. The Pacific Crossing Ltd. shareholders agreement provides that the following actions require the approval of 75% of the Pacific Crossing Ltd. directors:

     - the merger or consolidation of Pacific Crossing Ltd., the sale of all or substantially all of the assets of Pacific Crossing Ltd. or any material majority-owned subsidiary of Pacific Crossing Ltd., the dissolution, liquidation, reorganization or recapitalization of Pacific Crossing Ltd. or any similar extraordinary corporate action or transaction involving Pacific Crossing Ltd., subject to limited exceptions;

     - the incurrence of indebtedness by Pacific Crossing Ltd. or any of its majority-owned subsidiaries in excess of $100 million in aggregate principal amount, other than indebtedness incurred in connection with specified third party construction financing;

     - refinancing of any indebtedness of Pacific Crossing Ltd. or any of its majority-owned subsidiaries in excess of $100 million in outstanding principal amount;

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     - approval of a fundamental change to the Pacific Crossing Ltd. business plan or construction budget or a change in the Pacific Crossing Ltd. marketing plan if the change would result in a plan that is not a market-based, arm's length pricing plan;

     - approval of any operating budget for any operating year in which the aggregate amount of costs budgeted to be incurred by Pacific Crossing Ltd. is greater than 30% or more than the aggregate amount of costs budgeted to be incurred by Pacific Crossing Ltd. in the operating budget for the preceding operating year;

     - the execution, material amendment or termination of any material system contract, other than a capacity purchase agreement, or any other agreement or agreements involving more than $50 million, which is not an intercompany agreement or a capacity purchase agreement, or the material amendment or material extension of those agreements before the end of their stated terms;

     - sales of assets by Pacific Crossing Ltd. and its majority-owned subsidiaries, other than in the ordinary course of business or under the Pacific Crossing-1 construction budget or then current operating budget, with a purchase price or fair market value in excess of $25 million per year in the aggregate or which are otherwise material to the business of Pacific Crossing Ltd. and its majority-owned subsidiaries;

     - the execution of any intercompany agreement, or the amendment or extension of any intercompany agreement, or the approval of any transaction or series of related transactions between Pacific Crossing Ltd. or any of its majority-owned subsidiaries and a shareholder, affiliate of a shareholder or related party, subject to limited exceptions;

     - the making of capital expenditures in excess of the current construction budget or operating budget to the extent those capital expenditures are not permitted to be made under the construction financing, as amended, supplemented or otherwise modified from time to time;

     - the issuance of a notice soliciting new capital or the incurrence of any indebtedness to any shareholder or any affiliate of a shareholder or any related party;

     - with respect to any intercompany agreement that by its terms allows Pacific Crossing Ltd. to elect to renew or terminate that agreement upon the occurrence of some specified event or circumstance, any election by Pacific Crossing Ltd. to terminate or not renew that intercompany agreement and any determination of whether a default has occurred and whether and what actions should be taken in respect of that default;

     - the transfer of any ownership interest in a majority-owned subsidiary of Pacific Crossing Ltd. to any person other than a wholly-owned subsidiary of Pacific Crossing Ltd.;

     - the undertaking of any system upgrade to enhance the system beyond its current design capability of 640 Gbps;

     - the adoption of or change in Pacific Crossing Ltd.'s dividend policy;

     - any amendment or other modification of the memorandum of association and bye-laws of Pacific Crossing Ltd., subject to limited exceptions;

     - the expansion of the Pacific Crossing-1 system by means of a material geographical addition to the configuration of the system or a material geographical reconfiguration of the system, if that reconfiguration would cost in excess of $100 million; and

     - a fundamental change in the business of Pacific Crossing Ltd.

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     ACTIONS REQUIRING SHAREHOLDER VOTE.  The Pacific Crossing Ltd. shareholders agreement provides that the following actions require the approval of shareholders holding at least 75% of the outstanding shares of common stock of Pacific Crossing Ltd.:

     - any action which results in the dilution of a shareholder's ownership percentage;

     - any issuance, purchase or redemption by Pacific Crossing Ltd. of any securities of Pacific Crossing Ltd. or any change, increase or reduction in the capitalization of Pacific Crossing Ltd.;

     - any merger or consolidation of Pacific Crossing Ltd. or any material majority-owned subsidiary of Pacific Crossing Ltd., or acquisition of all or substantially all of the assets or capital stock of Pacific Crossing Ltd. or any material majority-owned subsidiary of Pacific Crossing Ltd. by another entity or other business combination or any dissolution, liquidation or winding up of Pacific Crossing Ltd. or any material majority-owned subsidiary of Pacific Crossing Ltd.;

     - any amendment to the memorandum of association of Pacific Crossing Ltd.; and

     - any filing of a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement or an admission seeking the relief in bankruptcy or reorganization provided under any existing or future law of any jurisdiction.

     In addition, the approval of shareholders holding 100% of the outstanding shares of common stock of Pacific Crossing Ltd. is required to approve any material change in the business of Pacific Crossing Ltd.

     SHAREHOLDER RIGHTS TO SUBSCRIBE FOR NEW CAPITAL. The Pacific Crossing Ltd. shareholders agreement provides that each shareholder party to that agreement will have the preferential right to subscribe for any new capital raised for Pacific Crossing Ltd. in proportion to that shareholder's beneficial interest in Pacific Crossing Ltd. This provision applies whether the new capital takes the form of debt or equity.

     RESTRICTIONS ON THE TRANSFER OF SHARES OF COMMON STOCK IN PACIFIC CROSSING LTD.. The Pacific Crossing Ltd. shareholders agreement prohibits all transfers of shares of Pacific Crossing Ltd. common stock before construction of Pacific Crossing-1 is complete and Pacific Crossing-1 is ready for use. At all other times, Pacific Crossing Ltd. shareholders may transfer their shares in Pacific Crossing Ltd. to:

     - affiliates; or

     - third parties subject to the other shareholders' rights of first refusal.

However, Pacific Crossing Ltd. shareholders are not allowed to transfer their shares to common carriers or persons or entities whose creditworthiness is not reasonably satisfactory to a majority of the other shareholders.

     The Pacific Crossing Ltd. shareholders agreement includes tag-along and drag-along provisions. If a shareholder agrees to sell its interest in Pacific Crossing Ltd., the tag-along provisions allow the other shareholders to participate in that sale by selling their interests on the same terms. If shareholders holding 75% or more of the outstanding shares of common stock of Pacific Crossing Ltd. agree to sell those shares to a non-affiliated party, the drag-along provisions allow those shareholders to cause any remaining shareholders to sell their interests in Pacific Crossing Ltd. on the same terms.

     CONSEQUENCES OF A DEADLOCK OVER THE ANNUAL BUDGET. If the Pacific Crossing Ltd. board of directors fails to agree on an annual budget for three consecutive operating years and the shareholders fail to solve that deadlock after using their reasonable efforts, then any shareholder may initiate a sale of Pacific Crossing-1.

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   RELATIONSHIPS AMONG GLOBAL CROSSING SUBSIDIARIES AND PACIFIC CROSSING LTD.

MAINTENANCE AGREEMENTS

     Pacific Crossing Ltd. has entered into operations, administration and maintenance agreements with Global Access Limited and Global Crossing Network Center Ltd., a Global Crossing subsidiary. Under those agreements, Global Access Limited and Global Crossing Network Center are obligated to provide operating, administration and maintenance services for Pacific Crossing-1. The term of the agreement with Global Crossing Network Center is for an initial term of eight years with two renewal periods of five years each at our option. The agreement with Global Access Limited is for an initial term of eight years with two renewal periods of eight and one-half years each at our option. Pacific Crossing Ltd. recorded expenses of $4.5 million and $32.3 million for the nine months ended September 30, 2000 under the agreement with Global Access Limited and Global Crossing Network Center, respectively.

     We believe that the fees between Pacific Crossing Ltd., on the one hand, and Global Access Limited and Global Crossing Network Center, on the other hand, are on terms no less favorable to Pacific Crossing Ltd. than the terms that would be available to Pacific Crossing Ltd. in transactions with a non-affiliated third party.

FINANCIAL SERVICES AGREEMENT

     In 1998, Pacific Crossing Ltd. entered into a financial services agreement with Global Crossing Development Corporation, a subsidiary of Global Access Limited, to arrange the Pacific Crossing-1 credit facility. In consideration for its services, Global Crossing Development received a fee in the amount of 1.5% of the $850 million credit facility, equal to $12.8 million. In a further agreement between Global Crossing Development and Marubeni Pacific Cable Limited, Vectant, Inc., formerly Global Bandwidth Solutions, a subsidiary of Marubeni, Marubeni Pacific Cable received from Global Crossing Development 33.3% of the $12.8 million, equal to $4.3 million, in consideration for its participation in arranging the credit facility.

     We believe that the fees between Pacific Crossing Ltd. and Global Crossing Development are on terms no less favorable to Pacific Crossing Ltd. than the terms that would be available to Pacific Crossing Ltd. in transactions with a non-affiliated third party.

MANAGEMENT SERVICES

     A number of indirect wholly owned subsidiaries of Global Crossing provide Pacific Crossing Ltd. with marketing, management and administrative services in respect of the development, implementation and operations of Pacific Crossing Ltd. For the year ended December 31, 1999, Global Crossing charged Pacific Crossing Ltd. approximately $4 million in marketing, management and administrative services fees and $2.5 million in professional fees pertaining to legal and advocacy issued before governmental authorities. For the nine months ended September 30, 2000, Global Crossing charged Pacific Crossing Ltd. $318,000 for general corporate services. In addition, for the nine months ended September 30, 2000, we charged Pacific Crossing Ltd. $725,000 for general corporate services.

     We believe that the fees between Pacific Crossing Ltd. and the Global Crossing subsidiaries are on terms no less favorable to Pacific Crossing Ltd. than the terms that would be available to Pacific Crossing Ltd. in transactions with a non-affiliated third party.

LOAN FACILITY

     During 1999, Pacific Crossing Ltd. entered into a loan facility with Global Crossing Holdings Ltd., a wholly owned subsidiary of Global Crossing, for approximately $9 million. The interest rate of the loan is LIBOR plus 2%. The outstanding principal plus accrued interest is due one year after the Pacific Crossing-1 credit facility is paid in full.

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     We believe that the fees among Global Crossing subsidiaries and Pacific
Crossing Ltd. are on terms no less favorable to us than the terms that would be available to us in transactions with a non-affiliated third party.

             RELATIONSHIPS BETWEEN OURSELVES AND HUTCHISON WHAMPOA

     The following description of the terms of the shareholders agreement between Hutchison Whampoa and ourselves is materially complete. However, we refer you to the actual shareholders agreement which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

     Global Crossing and Hutchison Whampoa have entered into a shareholders agreement relating to Hutchison Global Crossing. Upon completion of our initial public offering of common stock and Global Crossing's contribution to us of its 50% interest in Hutchison Global Crossing, we became party to that shareholders agreement and assumed Global Crossing's obligations under that agreement. The following sections summarize the important provisions of the shareholders agreement.

     AGREEMENT TO USE EACH OTHER'S SERVICES. Hutchison Whampoa has agreed, subject to some limitations, and has agreed to cause, and in some cases to use its reasonable commercial efforts to cause, its subsidiaries located outside Hong Kong and China to use capacity, services and telehouse and media center services from Global Crossing and its subsidiaries. This agreement is subject to Global Crossing's services being reasonably competitive as to price, availability, quality and other terms material to the competitiveness of Hutchison Whampoa. In addition, Hutchison Whampoa will not be obligated to comply with these provisions if the services sought are otherwise provided by Hutchison Whampoa or any of its subsidiaries.

     Hutchison Global Crossing has agreed, on behalf of itself and its subsidiaries, to substantially similar provisions regarding the use of Global Crossing's capacity and services as the ones outlined in the paragraph immediately above. Global Crossing has agreed, and has agreed to cause its subsidiaries, to provide capacity on the Global Crossing network to Hutchison Global Crossing at a price equal to the lowest price of any sale on the applicable Global Crossing network during the preceding calendar quarter to a non-affiliated entity activating a similar amount of capacity on the applicable system, excluding discounts given in respect of future commitments and past purchases unless comparable circumstances apply in the case of the proposed purchaser and having regard to timing of commitments, purchase and activation, less 5%. However, this price may not be below Global Crossing's cost.

     We have agreed, and agreed to cause our subsidiaries, to use Hutchison Whampoa's and its subsidiaries' networks for paging, mobile and call center services. Our obligation to do so is subject to those services being reasonably competitive as to price, availability, quality and other terms material to its competitiveness and that those services are not being provided by Global Crossing or any of its subsidiaries or Hutchison Global Crossing or any of its subsidiaries.

     PRICE OF HUTCHISON GLOBAL CROSSING SERVICES TO US AND HUTCHISON
WHAMPOA. Hutchison Global Crossing has agreed to provide capacity to us and Hutchison Whampoa and each of our subsidiaries at a price equal to the lowest price of any sale on the Hutchison Global Crossing network during the preceding calendar quarter to a non-affiliated entity activating similar amount and type of capacity, excluding discounts given in respect of future commitments and past purchases unless comparable circumstances apply in the case of the proposed purchaser and having regard to timing of commitments, purchases and activation, less 5%. However, the price of the services may not be below Hutchison Global Crossing's cost.

     NON-COMPETITION PROVISIONS. Each of Global Crossing, Hutchison Whampoa and us has agreed not to pursue any opportunity in fixed services and Internet access and transport services in China other than through Hutchison Global Crossing and its subsidiaries. If any of us, Global Crossing, Hutchison Whampoa or us wishes to pursue such an opportunity, that party will give prompt notice to the board of directors of Hutchison Global Crossing, specifying the opportunity in reasonable detail. If

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Hutchison Global Crossing is not permitted by law or published policy, regulation or decree to pursue the opportunity, then that party will be permitted to pursue the opportunity, subject to some limitations.

     In addition, each of Global Crossing, Hutchison Whampoa and us has agreed not to, and has agreed to cause our subsidiaries not to, engage in the business of Hutchison Global Crossing or form, enter into an agreement or other arrangement with any third party for an investment in or otherwise make any investment in any entity engaged in or intending to engage in the business of Hutchison Global Crossing in:

     - China, with respect to fixed services;

     - Hong Kong and China, with respect to Internet access and transport services; and

     - Hong Kong, with respect to fixed services and Internet enablement services.

The agreements provides exceptions to these non-competition provisions, including:

     - investments in a competing business is permitted so long as the consolidated revenues of our business do not exceed 15% of the total consolidated revenues of our business at the date of the investment and that business will not use the names "Hutchison", "Whampoa" or "Global Crossing" as part of its name;

     - ownership for investment purposes of the shares or other securities of any corporation which carries on a competing business, subject to some conditions;

     - provision of Internet enablement services solely within our, the Global Crossing or Hutchison Whampoa's group of subsidiaries to meet the needs of a business that is not a competing business and provision of those services if they are incidental to a business solution which, but for these Internet enablement services, would not be within the scope of Internet enablement services;

     - engagement or investment in any competing service or activity if the Hutchison Global Crossing board of directors considered and rejected that service, activity or investment, subject to some conditions;

     - development, construction, ownership, operation, maintenance and use by us, Global Crossing or our subsidiaries of cable landing stations and the sale of capacity on those stations, subject to some limitations; and

     - development, construction, operation, maintenance, ownership, lease or other provision by us, Global Crossing or our subsidiaries of backhaul facilities in Hong Kong and China to connect cable stations owned and operated by us, Global Crossing or any of our subsidiaries in Hong Kong and China with related point-of-presence in Hong Kong and China, subject to some limitations.

     INTELLECTUAL PROPERTY. The agreement provides that any license for intellectual property by Hutchison Global Crossing to us, Global Crossing or Hutchison Whampoa must be first approved by the Hutchison Global Crossing board of directors.

     CABLE LANDING STATIONS. The agreement provides that neither Hutchison Global Crossing nor any of its subsidiaries will make any capital expenditure or equity contribution in relation to a submarine landing station in Hong Kong or China or own cable stations or submarine cable systems which land in Hong Kong or China or participate in consortia or similar arrangements. However, Hutchison Global Crossing and its subsidiaries may facilitate the establishment of cable landing stations to the extent desirable to enable the group to compete as a provider of backhaul facilities and domestic services in Hong Kong and China.

     BOARD OF DIRECTORS. The agreement provides that the board of directors of Hutchison Global Crossing will consist of six members and that we and Hutchison Whampoa will each nominate three directors. We will have the exclusive right to remove the directors we nominated. The agreement provides that the Chairman of the Hutchison Global Crossing board of directors will initially be nominated by Hutchison Whampoa and will serve for 18 months. We will then have the right to

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nominate the Chairman for the next 18 months, and that right will continue alternating between us and Hutchison Whampoa.

     Under the agreement, each matter submitted to the board of directors must be approved by a simple majority of the members, including at least one director nominated by each of us and Hutchison Global Crossing for so long as the transfer restrictions described below are in place. A number of action matters may not be undertaken without the approval of the board of directors, including:

     - any amendment to the articles of association of Hutchison Global Crossing or any of its subsidiaries;

     - the creation, allotment or issue of any shares of capital stock of Hutchison Global Crossing or any of its subsidiaries or the grant or agreement to grant any option over shares or the issue of any obligations convertible into shares of Hutchison Global Crossing or any of its subsidiaries;

     - the redemption or purchase of any shares of Hutchison Global Crossing or any of its subsidiaries;

     - any change in the nature or scope of the business of Hutchison Global Crossing or any modification to its business plan or operation budget;

     - the giving of any guarantee, indemnity or other security to any person by Hutchison Global Crossing or any of its subsidiaries or the borrowing by Hutchison Global Crossing or any of its subsidiaries in excess of limits from time to time contained in the business plan or otherwise not in excess of HK$7,500,000 or any refinancing of or material amendments to that borrowing;

     - the acquisition or the disposal by Hutchison Global Crossing or any of its subsidiaries of any shares or other interests in any other entity, any business or assets formerly used in the conduct of any business or any assets, other than in the ordinary course of business;

     - the approval of the business plan;

     - the amalgamation or merger of Hutchison Global Crossing or any of its subsidiaries;

     - any change in the name of Hutchison Global Crossing or any of its subsidiaries;

     - the declaration or payment of dividends;

     - the commencement of the defense or conduct of litigation by Hutchison Global Crossing or any of its subsidiaries concerning a material claim by a third party against Hutchison Global Crossing or any of its subsidiaries;

     - any changes in the accounting policies of Hutchison Global Crossing or any of its subsidiaries;

     - the commencement of a winding up or similar proceeding, or the sale of all or substantially all of the assets, of Hutchison Global Crossing or any of its subsidiaries;

     - the purchase of any freehold property by, or the grant or assignment of any leasehold property to, Hutchison Global Crossing or any of its subsidiaries;

     - the provision by Hutchison Global Crossing of backhaul services at other than market rates if not expressly permitted by the agreement;

     - the disposition of capacity on the Hutchison Global Crossing network for non-cash consideration;

     - any transaction or agreement between Hutchison Global Crossing or any of its subsidiaries and us or Hutchison Whampoa or our affiliates, or any amendment to those agreements;

     - capital expenditures in excess of HK$7,500,000, unless specifically contemplated by the operating budget;

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     - execution or material amendment or termination of material contracts;

     - election, appointment or removal of senior management;

     - creation, grant or issue of, or agreement to create, grant or issue, any mortgage, charge or other lien on any assets or shares of Hutchison Global Crossing;

     - execution of any individual contract or commitment which is outside the ordinary course of business or has a value in excess of HK$7,500,000 or has a duration of greater than 18 months;

     - disposition of any asset having a net book value in excess of HK$7,500,000;

     - changing the independent accountants of Hutchison Global Crossing and its subsidiaries;

     - a number of matters relating to the taxation of Hutchison Global Crossing and its subsidiaries;

     - the acquisition of or investment in any company;

     - any reorganization, recapitalization or similar extraordinary corporate action or transaction involving Hutchison Global Crossing or any of its subsidiaries; and

     - establishment of any new subsidiary.

     RESTRICTIONS ON TRANSFER OF SHARES. In general, neither we nor Hutchison Whampoa may transfer our interest in Hutchison Global Crossing without the other's consent, except to our wholly owned subsidiaries.

     INITIAL PUBLIC OFFERING. The agreement provides that each of ourselves and Hutchison Whampoa may cause the initial public offering of Hutchison Global Crossing's shares of common stock and the listing of those shares on an internationally recognized securities exchange.

     TERMINATION OF SHAREHOLDERS AGREEMENT. The agreement automatically terminates 180 days from the date when Global Crossing will cease to own, directly or indirectly, at least 35% of our outstanding voting stock and in other circumstances described in the agreement.

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                                   REGULATION

     In the ordinary course of the development, construction and operation of our telecommunications networks, including East Asia Crossing, and the provision by us of telecommunications services, we will be required to obtain various telecommunications and other permits, licenses and authorizations in the ordinary course of business and will become subject to regulatory oversight and control by various government authorities. In particular, in many countries, we will be required to obtain licenses to construct, land and operate East Asia Crossing.

     The regulation of the telecommunications sectors of the countries in which we currently plan to operate is developing rapidly and varies widely. Some countries, like Hong Kong, allow full competition in the telecommunications sector, while others, like the People's Republic of China, currently limit competition for most services. All of the countries in which we currently plan to have operations, with the exception of China and Taiwan, are signatories to the World Trade Organization Agreement on Basic Telecommunications and, as a result, have committed to liberalizing their telecommunications regimes and opening their telecommunications markets to foreign investment. Taiwan also has begun to liberalize its telecommunications market, and China has committed to opening its telecommunications markets to additional competition if it is admitted to the World Trade Organization. We cannot be certain whether this regional liberalizing trend will continue or accurately predict the pace and scope of future liberalization.

UNITED STATES

     Our ownership and operation of Pacific Crossing-1, which connects the United States and Japan, subjects us to regulation by the Federal Communications Commission. Our subsidiary, PC Landing Corp., has obtained a cable landing license from the Federal Communications Commission, which permits us to land Pacific Crossing-1 in Harbour Pointe, Washington, and Grover Beach, California, and to operate Pacific Crossing-1 in the United States. This landing license allows us to operate Pacific Crossing-1 on a non-common carrier basis. The license is valid for 25 years from the date it was granted, but it is revocable earlier if we fail to comply with the terms and conditions of the license. Our operation of Pacific Crossing-1 is subject to regulatory oversight by the Federal Communications Commission and requires us to file periodic regulatory reports and pay regulatory fees.

     WE DO NOT HOLD AUTHORITY TO PROVIDE INTERNATIONAL TELECOMMUNICATIONS SERVICES IN THE UNITED STATES; HOWEVER, WE MAY OBTAIN THE AUTHORITY TO DO SO IN THE FUTURE. IF WE OBTAIN THAT AUTHORITY, WE WILL BECOME SUBJECT TO ADDITIONAL REGULATION IN THE UNITED STATES.

JAPAN

     The Japanese government has incrementally liberalized the telecommunications sector over the past several years. All facilities-based telecommunications services are open to competition. However, new entrants face practical problems, including complex and non-transparent licensing requirements, difficulty in obtaining interconnection on fair and non-discriminatory terms and conditions and obtaining access to rights of way and the continuing dominance of the NTT group of companies. The telecommunications sector is regulated primarily by the General Affairs Ministry (formerly the Ministry of Post and Telecommunications). Japan does not impose foreign ownership restrictions on competitive providers of telecommunications services.

     Facilities-based carriers in Japan must obtain a Type I telecommunications license from the General Affairs Ministry. Service providers who do not own or control transmission facilities must obtain a General Type II or Special Type II telecommunications license depending on the specific services they intend to provide. Our wholly-owned subsidiary, Global Crossing Japan K.K., holds a Special Type II license granted by the Ministry of Post and Telecommunications on February 18, 2000, which permits us to provide a variety of services on a resale basis. GlobalCenter Japan holds a General Type II license. We applied for and were granted on June 1, 2000 a Type I license through
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another wholly-owned subsidiary, Asia Global Crossing Japan Corporation. Global
Access Limited also holds a Type I license that enables it to be the landing party for Pacific Crossing-1 in Japan and to operate its backhaul network and to provide facilities-based telecommunications services.

     Our current and proposed operations in Japan make us subject to oversight by the General Affairs Ministry and other Japanese governmental agencies and impose various regulatory obligations on us. For example, as licensed carriers in Japan, our subsidiaries are required to file regulatory reports, pay regulatory fees and seek amendments to their existing licenses, perform notifications, obtain approvals and comply with other procedures in connection with changes to their network configuration, offered services, tariffs and other aspects of their businesses. A failure to file required reports or make required regulatory payments may result in the imposition of sanctions on us, up to and including the revocation of our licenses.

HONG KONG

     The Hong Kong telecommunications market is one of the most liberalized in Asia and is open to competition for all domestic and international services. The Office of the Telecommunications Authority is an independent agency of the Hong Kong government. Hong Kong does not impose foreign ownership restrictions on telecommunications carriers, although all providers must be incorporated or registered in Hong Kong.

     On December 12, 2000, we, through our subsidiary, Asia Global Crossing Hong Kong Ltd., were issued an external fixed telecommunications network services license from The Office of the Telecommunications Authority. The external fixed telecommunications network services license permits us to land East Asia Crossing in Hong Kong and to provide international telecommunications facilities and services in Hong Kong. Our subsidiary, Asia Global Crossing Asia Pacific Ltd., also has obtained a Public Non-exclusive Telecommunications License that authorizes it to provide international telecommunications services on a resale basis. In addition, Hutchison Global Crossing holds one of four fixed telecommunications network services licenses which permits Hutchison Global Crossing to construct and operate domestic and international telecommunications networks in Hong Kong and to provide all internal and external telecommunications services, including providing backhaul transmission capacity from the East Asia Crossing cable landing station. As the range of services that we provide in Hong Kong expands, we may be required to obtain additional telecommunications licenses. In addition, in connection with the construction and operation of East Asia Crossing in Hong Kong, we may be required to obtain various non-telecommunications governmental permits and authorizations in the ordinary course of business, including zoning approvals and construction permits.

     As a result of our current and proposed operations in Hong Kong, we are subject to regulation by The Office of the Telecommunications Authority and other governmental agencies. In addition, we are required to file regulatory reports and pay regulatory fees in connection with our existing licenses. The failure to file required reports or make required regulatory payments may result in the imposition of sanctions on us, which could include the revocation of our licenses.

TAIWAN

     The Taiwanese telecommunications sector is in the process of being liberalized. Basic voice telephony services, including local, domestic and international services, are open to limited competition on a resale basis. In addition, data transmission services, closed user group services and value-added services may be provided competitively. Taiwan at this time continues to impose foreign ownership limitations on facilities-based providers.

     Taiwan's telecommunications law divides telecommunications service providers into two categories: Type I and Type II enterprises. Type I enterprises are businesses that install telecommunications switching equipment and line facilities of any kind (including wireline and wireless networks) and

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provide basic telecommunications services such as local, long distance and international voice telephony services. Type II enterprises provide telecommunications services other than those provided by Type I enterprises, such as value-added network services, data transmission, Internet access, information storage, retrieval and processing and closed user group services. The Directorate General Telecommunications is responsible for issuing licenses and supervising the telecommunications sector.

     The Directorate General Telecommunications recently issued three integrated fixed-line services Type I licenses, a subcategory of the broader Type I license. These licenses will permit holders to construct and operate domestic and international wireline telecommunications networks in Taiwan and offer a full range of domestic and international telecommunications services. The licenses allow holders to begin offering services in competition with the incumbent, Chunghwa Telecom, in July 2001. In addition, in August 2000, the Directorate General Telecommunications issued regulations for a new international ocean cable circuit leasing license. This license will allow holders to construct, land and operate international submarine cables in Taiwan's territorial waters and to construct landing stations and a telehouse in Taiwan. Licensees are required to obtain backhaul transmission facilities from integrated fixed-line services licensees or Chunghwa Telecom. If backhaul cannot be obtained on a commercially reasonable basis within three months of a request, licensees may request authority to construct their own backhaul facilities. Licensees will be permitted to sell or lease transmission capacity on their cables to the three integrated fixed-line service licensees and Chunghwa Telecom, as well as international facilities-based carriers who acquire at least 5 Gbps of capacity and have a correspondent relationship with Chunghwa Telecom or one of the integrated fixed-line services licensees. On December 18, 2000, our subsidiary, Asia Global Crossing Taiwan Inc., became the first telecommunications company to be awarded an international ocean cable circuit leasing license, subject to certain conditions. This license will allow us to land the East Asia Crossing cable in Taiwan and sell and lease transmission capacity.

     On January 31, 2000, Taiwan raised the foreign ownership limits imposed on Type I enterprises. Currently, Type I carriers may have a maximum of 20% foreign direct investment and a total of 60% combined direct and indirect foreign investment. The proposed international ocean cable circuit leasing license is subject to these limits. There are currently no foreign ownership restrictions on Type II enterprises. Taiwan has recently proposed to raise the direct investment limit to 40% and to eliminate the limit on indirect ownership of Type I carriers.

KOREA

     The Korean telecommunications market, which is supervised by the Ministry of Information Communications, has been substantially liberalized. All facilities-based or resale telecommunications services are open to competition. However, Korea continues to impose foreign ownership restrictions on most providers of telecommunications services and there are substantial practical barriers to entry into the Korean telecommunications market.

     Under Korean law, facilities-based carriers, including operators of submarine cable systems, must obtain a Network Service Provider license. Network Service Provider licensees may provide local long-distance and international voice services, paging services, leased lines and wireless services, as well as sell transmission capacity to other carriers. To provide services on a resale basis or to lease transmission facilities, providers must obtain a Specific Service Provider license. Specific Service Provider licensees may provide the same services as an Network Service Provider licensee, but they may offer services only to end-users. Most other services provided over leased lines, including data transmission and Internet access services, are considered value-added network services, which can be provided upon notification to the regulator.

     Currently, Network Service Provider licensees are limited to a maximum of 49% direct foreign ownership, although foreign investors can legally obtain management control and have indirect ownership interests. The Korean government did not make any commitment to lift the limit on Network Service Provider licensees under the terms of its World Trade Organization commitment. It is unclear

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whether or when the existing limit will be raised. Switch-based resellers also are limited to 49% foreign ownership until January 2001, at which time 100% foreign ownership is to be permitted. There are no foreign ownership restrictions on switchless resellers or value-added network service providers.

SINGAPORE

     Singapore is rapidly becoming one of the most liberalized telecommunications markets in Asia. On January 21, 2000, the Government of Singapore announced that the full liberalization of Singapore's telecommunications market would be effective April 1, 2000, two years earlier than previously announced. As a result of this announcement, all telecommunications networks and services are open to competition in Singapore. In addition, the Singapore regulator has issued fairly pro-competitive interconnection and dominant operator regulations. Moreover, Singapore does not impose foreign ownership limits on competitive telecommunications providers.

     The Info-Communication Development Authority of Singapore is responsible for issuing telecommunications licenses and overseeing the telecommunications sector. In connection with its liberalization of the market, Singapore instituted a new licensing regime which differentiates between facilities-based operators and service-based operators. Providers intending to deploy any form of telecommunications network, system or facility, including submarine cables, for the provision of telecommunication services to other licensed telecommunications operators or end-users must obtain a facilities-based operator license. A service-based operator license is required to provide services that do not require the installation of transmission facilities. On October 11, 2000, our subsidiary, East Asia Crossing Singapore Pte. Ltd., was granted a facilities based operator license to construct, land, and operate the EAC cable, as well as associated terrestrial facilities in Singapore.

     As a result of holding a facilities-based operator license, we are subject to regulation by the Singapore regulator and must pay annual licensing and other regulatory fees. The Singapore regulator also is currently conducting a number of public consultations on various issues related to the implementation of a competitive telecommunications market that may affect our planned operations. We cannot accurately predict the outcome of these proceedings or their effect on our planned operations.

CHINA

     At present, competition in the Chinese telecommunications market is limited. Provision of most telecommunications services, including basic voice telephony, data transmission, mobile services and Internet services, is limited to several state-owned telecommunications carriers. Some services, including value-added services and paging, are open to limited competition. China does not have a comprehensive national telecommunications law, although it has issued regulations addressing licensing, foreign ownership interconnection and other issues. However, many governmental and regulatory decisions that may have an impact on our business continue to be made on an ad hoc basis and without public proceedings or scrutiny. The telecommunications sector is supervised by the Ministry of Information Industry which is an independent agency of the Chinese government.

     China currently prohibits foreign ownership of telecommunications providers. That policy is likely to change if China is permitted to join the World Trade Organization, which may occur as early as this year. In November 1999, the United States and China signed an Agreement on Market Access, which outlined the terms by which the United States will support China's bid for admission to the World Trade Organization. As part of the agreement, China agreed to be bound by the World Trade Organization's Reference Paper for Telecommunications when it is admitted to the World Trade Organization. Specifically, China committed to establishing an independent telecommunications regulator, requiring cost-based interconnection, implementing a transparent regulatory regime and establishing safeguards against anti-competitive behavior by dominant providers of telecommunications services. In addition, China agreed to permit foreign ownership of certain telecommunications providers. Specifically, China agreed to allow up to 50% foreign ownership in providers of value-added

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

services and paging within two years of China's accession to the World Trade Organization. China also agreed to permit 49% foreign ownership of mobile services providers within five years of accession, and 25% after one year, and 49% foreign ownership of resellers of domestic and international wireline services within six years of accession, and 25% after two years. Ownership of telecommunications facilities, including submarine cables and landing station equipment, is not addressed in the U.S.-China agreement, and it is unclear at present whether China will permit foreign ownership of facilities-based carriers.

     China also has concluded bilateral agreements for World Trade Organization admission with Japan, Canada, Malaysia and, most recently, with the European Union. The China European Union agreement accelerated by two years the timetable established in the United States-China agreement for opening the mobile telephony market to foreign investment. Specifically, China agreed to allow foreign ownership of mobile operators of up to 25% upon accession to the World Trade Organization, 35% after one year and 49% after three years. China also agreed to allow foreign-owned companies, within three years of World Trade Organization accession, to lease capacity from Chinese network operators and resell it for the provision of domestic and international private leased circuit and closed user group services. In addition, competitive providers, including those with foreign investors, will be able to provide inter-city and local services in China. Under the World Trade Organization, the improved terms of the European Union-China agreement will apply to United States and other foreign investors.

     While we cannot accurately predict when China will be permitted to join the World Trade Organization, the United States and European Union agreements make it more likely that accession will occur in early 2001. Should China not accede to the World Trade Organization, it is unclear whether it will implement the provisions of the U.S.-China or China-European Union agreements. The failure of China to open its telecommunications market to additional competition or to allow foreign ownership of telecommunications providers or telecommunications facilities, including international submarine cables, may limit or prevent us from conducting our business in China as currently planned and may have a material adverse effect on our operations.

     We have agreed with Hutchison Whampoa that any fixed-line telecommunications business and any Internet access and transport business undertaken by us in China will be carried out through Hutchison Global Crossing. At present, China treats Hong Kong-based telecommunications companies like other foreign investors. As a result, they may not invest in Chinese telecommunications companies or operate telecommunications businesses in China. We cannot accurately predict whether Hong Kong companies will be permitted to invest in Chinese telecommunications providers before other foreign investors or at all.

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                       DESCRIPTION OF OTHER INDEBTEDNESS

PACIFIC CROSSING-1 CREDIT FACILITY

     Pacific Crossing Ltd. is the borrower under the $850.0 million senior secured Pacific Crossing-1 credit facility, comprised of a $840.0 million term loan facility and a $10.0 million working capital facility, with a number of commercial lending institutions and Deutsche Bank AG, New York Branch, an affiliate of Deutsche Bank, CIBC Inc. and Goldman, Sachs Credit Partners L.P., as lead agents for the lenders. The Pacific Crossing-1 credit facility is secured by pledges of the stock of Pacific Crossing Ltd. and its subsidiaries and security interests in some of the assets and revenues of Pacific Crossing Ltd. and its subsidiaries and is being used to provide financing for a portion of Pacific Crossing-1. The subsidiaries of Pacific Crossing Ltd. also guaranteed Pacific Crossing Ltd.'s obligations under the Pacific Crossing-1 credit facility. A portion of the Pacific Crossing-1 credit facility is available only to pay interest on the loans before the Pacific Crossing-1 ready for service date. The term loans under the Pacific Crossing-1 credit facility will amortize over 10 semi-annual installments, scheduled to commence approximately 165 days after the commercial operation date. Borrowings bear interest at an adjustable rate based on the adjusted base rate or LIBOR plus an applicable margin. The facility also requires mandatory repayments to be made from, among other things, 50% of excess cash flow, 50% of the net cash proceeds of any equity offering of Pacific Crossing Ltd. and 100% of net cash proceeds of any permitted debt offering of Pacific Crossing Ltd., permitted asset sale and insurance proceeds. As of September 30, 2000, a total of $750 million was outstanding under the Pacific Crossing-1 credit facility.

     The Pacific Crossing-1 credit facility contains covenants that, among other things, restrict Pacific Crossing Ltd.'s ability to incur indebtedness, make investments, guarantees or acquisitions and make dividends or distributions. The facility generally only permits dividends or distributions by Pacific Crossing Ltd. out of a portion of excess cash flow and securely restricts the payment of other dividends or other distributions. The Pacific Crossing-1 credit facility contains certain financial covenants relating to revenues and the ratio of system revenues to interest expense, the failure to comply with which would cause all excess cash flow to be applied to the lenders under the Pacific Crossing-1 credit facility. The Pacific Crossing-1 credit facility contains events of default, including among other things, failure to pay amounts when due, failure to comply with certain covenants and insolvency. An event of default will also occur upon the occurrence of certain failures in connection with Pacific Crossing-1. Upon the occurrence of an event of default, the Pacific Crossing-1 credit facility permits the lenders to:

     - declare the loans then outstanding to be immediately due and payable;

     - demand that any equity commitments not funded be immediately funded; and

     - proceed against the collateral.

In addition, the Pacific Crossing-1 credit facility prescribes the order by which proceeds from the sale of Pacific Crossing-1 capacity will be applied, both before and after the commencement of commercial operation and requires Pacific Crossing Ltd. to maintain certain reserve warrants. As a result of the above, the ability of Pacific Crossing Ltd. to use and distribute revenue is severely restricted so long as the Pacific Crossing-1 credit facility remains in existence.

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SHAREHOLDER LOANS

     Upon completion of our initial public offering of common stock, we purchased from Global Crossing the following shareholder loans:

  HUTCHISON GLOBAL CROSSING SHAREHOLDER LOAN

     On May 4, 2000, Global Crossing Holdings Ltd., a wholly owned subsidiary of Global Crossing, entered into a loan agreement with Hutchison Global Crossing to provide a loan of up to HK$305,000,000 to be made available in disbursements as follows:

     - HK$80,000,000 on May 10, 2000;

     - HK$50,000,000 on June 1, 2000; and

     - up to HK$175,000,000 in the aggregate on August 1, 2000, September 1, 2000 and/or October 1, 2000.

     In each case, the interest rate will be reset monthly and will be equal to the Hong Kong Dollar Interbank Offered Rate, or HIBOR, on the second business day before the applicable disbursement or reset date. Under the terms of the loan agreement, interest payments accrue on a monthly basis and are paid to Global Crossing Holdings on the repayment date of the loan. The loan agreement further provides that the loan repayment date will be determined by the board of directors of Hutchison Global Crossing. However, Hutchison Global Crossing is obligated to repay the loan with 50% of the amount by which any proceeds received by Hutchison Global Crossing from third party financings or from a public offering exceed Hutchison Global Crossing's then current capital and operating expenditure requirements. As of September 30, 2000, HK$205,000,000 is outstanding under the loan agreement.

  GLOBAL ACCESS LIMITED SHAREHOLDER LOAN

     On September 20, 1999, Global Crossing Services Europe, Ltd., a wholly owned subsidiary of Global Crossing, entered into a loan agreement with Global Access Limited to provide a loan of up to Y4,214,000,000.

     The interest rate will be reset quarterly and will be equal to 1.5% above the long-term prime lending rate quoted by the Industrial Bank of Japan on the first disbursement date or the reset date, as applicable. Under the terms of the loan agreement, interest payments will be made quarterly until the loan repayment date of August 31, 2001. Currently, Y2,940,000,000 is outstanding under the loan agreement.

GLOBAL CROSSING CREDIT FACILITY

     Concurrently with the closing of the private offering of our outstanding notes, we entered into a subordinated standby credit facility with Global Crossing. Under the credit facility, Global Crossing has agreed to lend us up to $400 million on a subordinated basis; provided the amount of this commitment may be reduced by an amount equal to the gross proceeds we receive from the exercise by the underwriters of our initial public offering of their overallotment option in connection with such offering. Global Crossing has committed to keep half of this facility available for borrowings until December 31, 2002 and has committed to keep the remainder of this facility available for borrowings until we achieve certain performance targets. We are permitted to use the proceeds of the credit facility to pay a portion of the costs of building out our network, operating expenses, interest on the credit facility and other indebtedness and for general corporate purposes. Borrowings under the credit facility will bear interest (which will be capitalized for the first five years) at a rate equal to the interest rate on the notes plus 150 basis points. The credit facility will mature six months after the maturity date of the notes, and no principal will be payable on the standby credit facility until maturity.

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                              DESCRIPTION OF NOTES

GENERAL

     For purposes of this section, the term "Company" refers only to Asia Global Crossing Ltd. and not to any of its Subsidiaries. For purposes of this section, the term "Notes" includes both the exchange notes and the outstanding notes, unless otherwise indicated. We define other capitalized terms under "-- Certain Definitions" beginning on page 144.

     The outstanding notes were issued pursuant to an Indenture, dated as of October 15, 2000 (the "Indenture"), between the Company and the United States Trust Company of New York, as trustee (the "Trustee"). The exchange notes will also be issued pursuant to the Indenture, which will be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon effectiveness of the registration statement of which this prospectus is a part. The exchange notes will evidence the same indebtedness as the outstanding notes (which they replace) and will be entitled to the benefits of the Indenture. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the exchange notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The exchange notes will be subject to all those terms, and we refer holders of exchange notes to the Indenture and the Trust Indenture Act for a statement of those terms.

     The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions in the Indenture of certain terms used below. Copies of the Indenture are available as provided below under "-- Additional Information" on page 144 and will be made available for inspection at the office of the Luxembourg Paying Agent, Kredietbank S.A. Luxembourgeoise.

     As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries, except for Pacific Crossing Ltd. and its Subsidiaries, Global Access Limited and its Subsidiaries and Hutchison Global Crossing Holdings Limited and its Subsidiaries, which will be Unrestricted Subsidiaries. Under certain circumstances, the Company will be able to designate existing or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants contained in the Indenture. The Company at its election may also designate any Subsidiary a Restricted Subsidiary.

     Application has been made to list the exchange notes on the Luxembourg Stock Exchange.

TERMS OF NOTES

     The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future unsecured senior Indebtedness of the Company. The Notes will rank senior in right of payment to all existing and future subordinated Indebtedness of the Company, if any.

     The Company conducts substantially all of its operations through its Subsidiaries and, therefore, the Company is dependent on the cash flow of its Subsidiaries to meet its obligations, including its obligations with respect to the Notes. The Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary that is senior to that held by the Company. As of September 30, 2000, on a pro forma basis after giving effect to the private offering of our outstanding notes, our initial public offering of our common stock and the application of the net

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

proceeds therefrom, the Company's Subsidiaries would have had approximately $1,178.1 million of Indebtedness and other liabilities (including trade payables and lease obligations) outstanding, to which the Notes would have been effectively subordinated. See "Risk Factors Relating to the Notes".

PRINCIPAL, MATURITY AND INTEREST

     On the maturity date, the Notes will be repayable at par. The Notes will mature on October 15, 2010. Interest on the Notes will accrue at the rate of 13.375% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2001, to Holders of record on the immediately preceding May 31 and September 30. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest on the Notes may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, if any, and interest on Notes of the Holders which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof. The Trustee initially will be Paying Agent and Registrar under the Indenture, and the Company may act as Paying Agent or Registrar under the Indenture. If Certificated Notes are issued, we will appoint Kredietbank S.A. Luxembourgeoise, or such other person located in Luxembourg and reasonably acceptable to the Trustee, as an additional paying and transfer agent. Upon the issuance of Certificated Notes, Holders will be able to receive principal, premium, if any, and interest with respect to the Notes and will be able to transfer Certificated Notes at the Luxembourg office of such paying and transfer agent, subject to our right to mail payments in accordance with the terms of the Indenture.

     The Indenture will provide that additional notes may be issued thereunder from time to time, subject to the provisions of the Indenture described below under "-- Certain Covenants" and applicable law.

GUARANTEES

     The Company's payment obligations with respect to the Notes may be jointly and severally guaranteed (the "Guarantees") by each Person from time to time required to be a Guarantor, if any. See "-- Covenants -- Future Guarantees." Each of the Guarantors will receive a fee from the Company as consideration for its Guarantee, and the obligations of each Guarantor under its Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Risk Factors Relating to the Notes -- Fraudulent Conveyance Considerations".

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (whether or not affiliated with such Guarantor) unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all of the obligations of such Guarantor (pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee) under the Notes, the Indenture and the Registration Rights Agreement; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among such Guarantor and any other Guarantor or the Company or any of its Restricted Subsidiaries.

     The Indenture will provide that (i) in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be automatically and unconditionally released and relieved of any obligations under its Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture and (ii) any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the release or discharge of all guarantees which required it to become a Guarantor under the Indenture. See "-- Repurchase at the Option of Holders -- Asset Sales".

OPTIONAL REDEMPTION

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, notice of any optional redemption of the Notes by the Company shall be published within the time periods specified below in a daily leading newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort). Except as set forth below under "-- Equity Offering Redemption," "-- Change of Control Redemption" and
"-- Optional Tax Redemption", the Notes are not redeemable at the Company's option prior to October 15, 2005. Thereafter, the Notes are subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

YEAR                                                            PERCENTAGE
----                                                            ----------
2005........................................................     106.688%
2006........................................................     104.458%
2007........................................................     102.229%
2008 and thereafter.........................................     100.000%

EQUITY OFFERING REDEMPTION

     Notwithstanding the foregoing, at any time prior to October 15, 2003, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes originally issued pursuant to the Indenture at a redemption price of 113.375% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds received from one or more Equity Offerings made by the Company after the date of the Indenture; provided that at least 65% of the aggregate principal amount of Notes originally issued pursuant to the Indenture remain outstanding immediately after the occurrence of any such redemption. The Company may make any such redemption upon not less than 30 nor more than 60 days' notice (but in no event more than 90 days after the closing of the related Equity Offering). Any such notice may be given prior to the completion of the related Equity Offering and any such redemption may, at the Company's discretion, be subject to the satisfaction of one or more conditions precedent, including, but not limited to, the completion of the related Equity Offering.

CHANGE OF CONTROL REDEMPTION

     In addition, at any time prior to October 15, 2005, the Notes may be redeemed at the option of the Company in whole but not in part, upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus

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the Applicable Premium (as defined below) as of, and accrued and unpaid interest, if any, to the date of redemption (the "Redemption Date").

     "Applicable Premium" means, on any Redemption Date the greater of (i) 1.0% of the principal amount of such Note or (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note at October 15, 2005 (such redemption price being set forth in the table above) plus (2) all required interest payments due on such Note through October 15, 2005 (excluding accrued but unpaid interest), computed using a discount rate equal to the relevant Treasury Rate (as defined below) plus 50 basis points over (B) the principal amount of such Note, if greater.

     "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2005; provided, however, that if the period from the Redemption Date to October 15, 2005 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

OPTIONAL TAX REDEMPTION

     The Notes are subject to redemption at the option of the Company or a successor corporation at any time, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date if, as a result of any change in or amendment to the laws or any regulations or ruling promulgated thereunder of (x) Bermuda or any political subdivision or governmental authority thereof or therein having the power to tax, (y) any jurisdiction, other than the United States, from or through which payment on the Notes is made by the Company or successor corporation, or its paying agent in its capacity as such or any political subdivision or governmental authority thereof or therein having the power to tax or (z) any other jurisdiction, other than the United States, in which the Company or a successor corporation is organized, or any political subdivision or governmental authority thereof or therein having the power to tax, or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such jurisdiction (or such political subdivision or taxing authority) is a party (a "Change in Tax Law"), which becomes effective on or after the date of the offering memorandum issued in connection with the offering of the outstanding notes, the Company or a successor corporation is or would be required on the next succeeding interest payment date to pay Additional Amounts with respect to the Notes (as described under "-- Payment of Additional Amounts"), and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Company or a successor corporation.

     In addition, the Notes are subject to redemption at the option of the Company at any time, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, if the Person formed by a consolidation or amalgamation of the Company or into which the Company is merged or to which the Company conveys, transfers or leases its properties and assets substantially as an entirety is required, as a consequence of such consolidation, amalgamation, merger, conveyance, transfer or lease and as a consequence of a Change in Tax Law occurring after the date of such consolidation, amalgamation, merger, conveyance, transfer or lease, to pay Additional Amounts in respect of any tax, assessment or governmental charge imposed on any Holder of Notes.

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PAYMENT OF ADDITIONAL AMOUNTS

     If any deduction or withholding for any present or future taxes, assessments or other governmental charges of (x) Bermuda or any political subdivision or governmental authority thereof or therein having power to tax,
(y) any jurisdiction, other than the United States, from or through which payment on the Notes is made by the Company or a successor corporation, or its paying agent in its capacity as such or any political subdivision or governmental authority thereof or therein having the power to tax or (z) any other jurisdiction, other than the United States, in which the Company or a successor corporation is organized, or any political subdivision or governmental authority thereof or therein having the power to tax shall at any time be required by such jurisdiction (or any such political subdivision or taxing authority) in respect of any amounts to be paid by the Company or a successor corporation under the Notes, the Company or a successor corporation will pay to each Holder of Notes as additional interest, such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder of such Notes who, with respect to any such tax, assessment or other governmental charge, is not resident in, or a citizen of, such jurisdiction, after such deduction or withholding shall not be less than the amount specified in such Notes to which such Holder is entitled; provided, however, that the Company or a successor corporation shall not be required to make any payment of Additional Amounts for or on account of:

          (i) Any tax, assessment or other governmental charge that would not have been imposed but for (a) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership, limited liability company or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having or having had a permanent establishment therein, (b) the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (x) the date on which such payment became due and payable or (y) the date on which payment thereof is duly provided for, whichever occurs later, or (c) the presentation of a Note for payment in Bermuda or any political subdivision thereof or therein, unless such Note could not have been presented for payment elsewhere;

          (ii) Any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

          (iii) Any tax, assessment or other governmental charge that is payable otherwise than by withholding from payment of principal of, premium, if any, or any interest on the Notes;

          (iv) Any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of the Note to comply with a request of the Company addressed to the Holder
     (a) to provide information, documents or other evidence concerning the nationality, residence or identity of the Holder or such beneficial owner or (b) to make and deliver any declaration or other similar claim (other than a claim for refund of tax, assessment or other governmental charge withheld by the Company) or satisfy any information or reporting requirements, which, in the case of (a) or (b), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

          (v) Any combination of items (i), (ii), (iii) and (iv) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, or any premium or interest on, any Note to any Holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of (x) Bermuda or any political subdivision or governmental authority thereof or therein

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

having the power to tax, (y) any jurisdiction, other than the United States, from or through which payment on the Notes is made by the Company or a successor corporation, or its paying agent in its capacity as such or any political subdivision or governmental authority thereof or therein having the power to tax or (z) any other jurisdiction, other than the United States, in which the Company or a successor corporation is organized, or any political subdivision or governmental authority thereof or therein having the power to tax to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder of such Note.

     The Company shall provide the Trustee with the official acknowledgment of the relevant taxing authority (or, if such acknowledgment is not available, a certified copy thereof) evidencing the payment of the withholding taxes, if any, by the Company. Copies of such documentation shall be made available to the Holders of the Notes or the Paying Agent, as applicable, upon request therefor.

     All references in this prospectus to principal of, premium, if any, and interest on the Notes shall include any Additional Amounts payable by the Company in respect of such principal, such premium, if any, and such interest.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are then listed, or, if the Notes are not so then listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days prior to the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional except as provided for under "-- Equity Offering Redemption." If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, the Company shall promptly inform the Luxembourg Stock Exchange of the outstanding principal amount of Notes after completion of a redemption of the Notes, in whole or in part, prior to their stated maturity.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Notes pursuant to

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this covenant in the event that it has exercised its rights to redeem all of the
Notes as described above under "-- Optional Redemption," "-- Change of Control Redemption" or "-- Optional Tax Redemption." Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to purchase Notes on the date specified in such notice, which date shall be no earlier than 30 and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), in accordance with the procedures required by the Indenture and described in such notice. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, the Company shall publish all notices given to Holders in a daily leading newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under this covenant by virtue thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail or deliver to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail or deliver (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above, the Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. The Company's ability to purchase Notes upon a Change of Control may be limited by the Company's then existing financial resources and the covenants contained in its debt instruments.

     There can be no assurance that sufficient funds will be available when necessary to make any such required purchases. See "Risk Factors -- Risk Factors Relating to the Notes -- We may not be able to fund a change of control offer".

     The Company will not be required to make a Change of Control Offer upon the occurrence of a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company, and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale, unless (i) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors (including as to the value of all noncash consideration) and set forth in an Officers' Certificate delivered to the Trustee) of the assets
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or Equity Interests issued or sold or otherwise disposed of and (ii) at least
75% of the consideration therefor is in the form of cash and/or Cash Equivalents, and (iii) the Net Proceeds received by the Company (or such Restricted Subsidiary, as the case may be) from such Asset Sale are applied within 360 days following the receipt of such Net Proceeds (a) to repay, redeem or repurchase outstanding pari passu Indebtedness of the Company or Indebtedness of any Restricted Subsidiary; provided that in the event that such Restricted Subsidiary is a Guarantor, the Indebtedness to be redeemed or repurchased ranks at least pari passu to the Guarantee given by such Restricted Subsidiary, (b) to reinvest, or enter into a legally binding agreement to reinvest, such Net Proceeds (or any portion thereof) in assets that are used or useful in a Permitted Business or in the Capital Stock of a Person engaged in a Permitted Business that is or immediately thereafter becomes a Restricted Subsidiary or
(c) in any combination permitted by clauses (a) and (b). Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may invest such Net Proceeds in Cash Equivalents. The balance of such Net Proceeds, after the application of such Net Proceeds as described in the immediately preceding clauses (a) and (b), shall constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds equals or exceeds $15.0 million, the Company will be required to and, at the election of the Company, at any earlier time, the Company, may make an offer to all Holders of Notes and pari passu Indebtedness (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and pari passu Indebtedness that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture and the agreements governing such pari passu Indebtedness. To the extent that any Excess Proceeds remain after the consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and pari passu Indebtedness tendered into such Asset Sale Offer by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero for purposes of the first sentence of this paragraph.

     The amount of (i) any liabilities (as shown on the Company's (or such Restricted Subsidiary's, as the case may be) most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or any Restricted Subsidiary from all liability in respect thereof, (ii) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Company and each other Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Sale, (iii) any securities, notes or other obligations received by the Company (or such Restricted Subsidiary, as the case may be) from such transferee that are converted by the Company (or such Restricted Subsidiary, as the case may be) into cash and/or Cash Equivalents (to the extent of the cash and/or Cash Equivalents received) within 180 days following the receipt thereof, (iv) the Fair Market Value of any assets used or useful in a Permitted Business received in such Asset Sale and (v) any Designated Noncash Consideration received by the Company or any or its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (v) that is at that time outstanding, not to exceed 10% of Consolidated Tangible Assets at the time of receipt of such Designated Noncash Consideration, will be deemed to be cash and/or Cash Equivalents for purposes of this provision.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of Notes as a result of an Asset Sale Offer. To the extent that the

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provisions of any securities laws or regulations conflict with any of the provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under this covenant by virtue thereof.

COVENANTS

  Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company, or dividends or distributions by a Restricted Subsidiary made only to the Company or a Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except, in each case, a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless:

          (a) at the time of and after giving effect to such Restricted Payment, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) in the case of clauses (i), (ii) and (iii) above, and, in the case of any Restricted Investment that is not an Investment in a Permitted Business, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described below under the caption
     "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) the aggregate amount (if not made in cash, the fair market value as determined in good faith by the Board of Directors) of such Restricted Payment and all other Restricted Payments made by the Company and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses
     (ii), (iii), (iv), (x) and (xiii) (but, in the case of clause (xiii), only to the extent that such Restricted Payments are reflected as an expense on the income statements of the Company) of the next succeeding paragraph), is less than the sum, without duplication, of (i) the remainder of (x) 100% of cumulative Consolidated Cash Flow (or, in the case Consolidated Cash Flow shall be negative, less 100% of such deficit) for the period (taken as one accounting period) beginning on the date of the Indenture and ending on the last day of the last full fiscal quarter immediately preceding the date of such Restricted Payment minus (y) the product of 1.5 times the cumulative Consolidated Interest Expense of the Company from the date of the Indenture through the last day of the last full fiscal quarter immediately preceding the date of such Restricted Payment, plus (ii) 100% of the aggregate net cash proceeds and the Fair Market Value of property or assets received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or Indebtedness of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus the amount of cash or the Fair Market Value of property or assets received by

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     the Company or any Restricted Subsidiary upon such conversion or exchange, plus (iii) the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) dividends, distributions, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, (y) proceeds realized by the Company or any Restricted Subsidiary upon the sale of such Investment to a Person other than the Company or any Subsidiary of the Company, or (z) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed in the case of any of the immediately preceding clauses (x), (y) or (z) the aggregate amount of Restricted Investments made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the date of the Indenture, plus (iv) to the extent that any Restricted Investment that was made after the date of the Indenture is sold, the amount of cash or Fair Market Value of assets received therefrom (net of any cost of disposition) not to exceed the aggregate amount of such Restricted Investment.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the foregoing provisions; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock) after the date of the Indenture; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the defeasance, redemption, retirement, repurchase or other acquisition of Indebtedness that is subordinated to the Notes with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis; (v) the purchase of any subordinated Indebtedness at a purchase price not greater than 101% of the principal amount thereof following a Change of Control pursuant to an obligation in the instruments governing such subordinated Indebtedness to purchase or redeem such subordinated Indebtedness as a result of such Change of Control; provided, however, that no such purchase or redemption shall be permitted until the Company has completely discharged its obligations described under "-- Repurchase at the Option of Holders -- Change of Control" (including the purchase of all Notes tendered for purchase by holders) arising as a result of such Change of Control; (vi) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries; (vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company determined to be necessary or advisable by the Board of Directors in good faith in connection with a merger or acquisition of assets by the Company or a Restricted Subsidiary or of a Person that is or immediately thereafter becomes a Restricted Subsidiary otherwise permitted pursuant to the Indenture in which at least 80% of the consideration issued or paid by the Company and its Restricted Subsidiaries is Equity Interests of the Company; provided that the aggregate amount of such repurchases, redemptions or other acquisitions or retirements for value in connection with any merger or acquisition shall not exceed the lesser of (x) 7.5% of the Consolidated Tangible Assets of the Company and its Restricted Subsidiaries prior to the transaction and (y) 7.5% of the Equity Interests to be issued by the Company in the transaction (provided that the amount of such purchases shall reduce the amount available for Restricted Payments under clause
(c) (ii) of the immediately preceding paragraph); (viii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any of its Restricted Subsidiaries held by any director, officer, employee or consultant of the Company or any Restricted Subsidiary; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10.0 million in any twelve-month period (with unused amounts being carried over to succeeding twelve-month periods, subject to a maximum of

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$15.0 million in any twelve-month period); provided further, that such amount in any twelve-month period may be increased by an amount (to the extent not previously applied) not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company (to the extent contributed to the Company) to directors, officers, employees or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or retirement for value will not increase the amount available for Restricted Payments under clause (c)(ii) of the immediately preceding paragraph) plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date (provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any single twelve-month period);
(ix) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; (x) Investments acquired in exchange for Equity Interests (other than Disqualified Stock), or in an amount not to exceed the net cash proceeds received from an Equity Offering made by the Company after June 30, 2000, (provided that the amount of any such Equity Interests or net cash proceeds that are utilized for any such Investment shall be excluded from clause (c)(ii) of the preceding paragraph) plus the net gain realized in cash and not otherwise included in Consolidated Cash Flow from the sale of Restricted Investments; (xi) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" on the date on which such dividend or distribution was scheduled to be paid in the original documentation governing such Disqualified Stock, not including any contingent obligation to pay such dividend or distribution prior to the date originally scheduled for the payment thereof; (xii) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock, not in excess of $50.0 million per year; and (xiii) other Restricted Payments in an aggregate amount not to exceed $25.0 million.

     The Board of Directors may not designate any Subsidiary of the Company (other than a newly created Subsidiary in which no Investment has been made (other than the amount required to capitalize such Subsidiary in connection with its organization)) as an Unrestricted Subsidiary (a "Designation") unless: (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; (ii) the Company would, immediately after giving effect to such Designation, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and (iii) the Company would not be prohibited under the Indenture from making an Investment at the time of such Designation (assuming the effectiveness of such Designation for purposes of clauses (a) and (b) of the first paragraph of this covenant) in an amount equal to the fair market value of the net Investment of the Company or any other Restricted Subsidiary in such Subsidiary on such date.

     In the event of any such Designation, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such Designation and will reduce the amount available for Restricted Payments under the first paragraph or second paragraph of this covenant, as applicable, or Permitted Investments, as applicable. All such outstanding Investments will be deemed to constitute Restricted Payments in an amount equal to the fair market value of such Investments at the time of such Designation.

     The Indenture will further provide that a Designation may be revoked (a "Revocation") by a resolution of the Board of Directors delivered to the Trustee, provided that the Company will not make any Revocation unless: (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation; and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred at such time for all purposes under the Indenture.

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  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired
Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and its Restricted Subsidiaries may incur Indebtedness or issue Disqualified Stock or Preferred Stock if either:

          (i) the Consolidated Leverage Ratio is less than 6.0 to 1.0 prior to December 31, 2002, or 5.5 to 1.0 thereafter; or

          (ii) the Consolidated Capital Ratio is less than 2.25 to 1.0.

     Notwithstanding the foregoing, the provisions of the paragraph set forth above will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

             (a) The incurrence by the Company of Indebtedness represented by the Notes and any Guarantees thereof;

             (b) The incurrence by the Company or any of its Restricted Subsidiaries of Existing Indebtedness;

             (c) The incurrence of Indebtedness by the Company to any Restricted Subsidiary or Indebtedness of any Restricted Subsidiary to the Company or any other Restricted Subsidiary or the issuance of shares of Preferred Stock by a Restricted Subsidiary to the Company or any other Restricted Subsidiary (but only for so long as such Indebtedness or shares of Preferred Stock are held by the Company or such Restricted Subsidiary);

             (d) The incurrence by the Company or any of its Restricted Subsidiaries of Capital Lease Obligations (other than leases of backhaul services) incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (d), in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

             (e) The incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness pursuant to acquisitions of capacity made in the ordinary course of business;

             (f) The incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest or foreign currency exchange rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

             (g) The incurrence by the Company or any of its Restricted Subsidiaries of Acquired Debt;

             (h) The incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred pursuant to the immediately preceding paragraph hereof or clauses (a), (b), (d), (e), (g), (h), (i), (k), (m),
        (n) or (o) of this paragraph;

             (i) The incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness not otherwise permitted to be incurred pursuant to this paragraph in an aggregate principal amount (or accreted value, as applicable) at any time outstanding,

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        including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause
        (i), not to exceed $100.0 million;

             (j) The incurrence of Indebtedness by a Receivables Entity in a Qualified Receivables Transaction, provided that the proceeds thereof are applied in accordance with the covenant described above under the caption" -- Repurchase at the Option of Holders -- Asset Sales";

             (k) The incurrence by the Company or any Restricted Subsidiary of Purchase Money Indebtedness;

             (l) Letters of Credit that are cash collateralized and Indebtedness
        (A) in respect of performance, surety or appeal bonds or letters of credit supporting Trade Payables, in each case provided in the ordinary course of business, and (B) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than guarantees of Indebtedness incurred for the purpose of financing such acquisition by the Person acquiring all or any portion of such business, assets or Restricted Subsidiary), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

             (m) Indebtedness of the Company that by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is incurred (x) is expressly made subordinate in right of payment to the Notes and (y) provides that no payment with respect thereto other than interest may be made prior to the payment in full of all of the Company's obligations under the Notes except with the proceeds of a capital contribution, the sale of Capital Stock (other than Disqualified Stock) of the Company or other Indebtedness incurred pursuant to this clause (m) or Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause
        (m), not in excess of $200.0 million at any time outstanding except to the extent such Indebtedness in excess thereof also provides that no payment of interest may be made prior to the payment in full of all of the Company's obligations under the Notes except as provided above;

             (n) The incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness under one or more Credit Facilities or Letters of Credit, in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $200 million and (y) 85.0% of Eligible Accounts Receivable not sold or pledged for Indebtedness incurred under clause (j), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (n);

             (o) The guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; and

             (p) Indebtedness arising from the honoring by a bank or other financing institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its incurrence.

     The Company will not, and will not permit any of its Restricted Subsidiaries to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no Indebtedness of the Company shall be deemed to be

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contractually subordinated in right of payment to any other Indebtedness of the
Company solely by virtue of being unsecured.

     Notwithstanding any other provision of this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness solely as a result of fluctuations in the exchange rate of currencies.

     For purposes of determining any particular amount of Indebtedness under this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining any particular amount of Indebtedness under this covenant, if any such Indebtedness denominated in a foreign currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal of, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. For purposes of determining compliance with this covenant, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify (and from time to time may reclassify) such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (B) the principal amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

  Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) agreements as in effect as of the date of the Indenture, (c) Indebtedness, or any agreement pursuant to which such Indebtedness was issued, incurred in accordance with clause (g), (h), (i), (k) or (n) of the second paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock", provided that (A) such encumbrances or restrictions are customary with respect to such types of Indebtedness (as determined in good faith by the Chief Financial Officer of the Company), (B) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement and (C) the Board of Directors determines that any such encumbrance or restriction will not materially affect the Company's ability to pay principal, premium, interest and Additional Amounts pursuant to the terms of the Notes and the Indenture, (d) the Indenture, the Notes and the Exchange Notes, (e) applicable law, (f) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition
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

(except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or its Subsidiaries, or the property or assets of the Person or its Subsidiaries, so acquired, provided, that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (g) in the case of clause (iii) of the first paragraph of this "Dividend and Other Payment Restrictions Affecting Restricting Subsidiaries" covenant, (A) existing by virtue of any transfer of, agreement to transfer, option or right to transfer with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (B) arising or agreed in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, materially detract from the value of property or assets of the Company or Restricted Subsidiary to the Company or any Restricted Subsidiary, and that the Board of Directors determines will not materially affect the Company's ability to pay principal, premium, interest and Additional Amounts pursuant to the terms of the Notes and the Indenture, (h) customary non-assignment provisions entered into in the ordinary course of business in leases, licenses and other contracts to the extent the provisions restrict the transfer, sublicensing or any license or subletting of any lease or the assignment of rights under such contract, (i) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (j) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition, (k) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (l) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "-- Liens" that limit the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien, (m) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business, (n) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business, (o) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors are necessary or advisable to effect such Receivables Facility; provided, however, that such restrictions apply only to such Receivables Entity; or (p) any encumbrances or restrictions of the type referred to in clauses (i), (ii) and (iii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (o) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendments, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

  Merger, Consolidation or Sale of Assets

     The Company may not, directly or indirectly, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to another Person unless: (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, or Bermuda; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Notes, the

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Exchange Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, immediately after such transaction and after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption
"-- Incurrence of Indebtedness and Issuance of Preferred Stock" or the Consolidated Leverage Ratio would be no greater than such ratio immediately prior to such transaction if the ratio prior to such transaction is positive or greater than or equal to such ratio if the ratio prior to such transaction is negative. The Indenture will also provide that the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

  Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless
(i) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $ 25.0 million, the Company delivers to the Trustee a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction is approved by a majority of the Disinterested Directors and (iii) with respect to any Affiliate Transaction or series of related Affiliate Transactions (other than with Microsoft Corporation, Softbank Corp. or any of their respective Affiliates), involving aggregate consideration in excess of $50.0 million, the Company delivers to the Trustee an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view obtained from an accounting, appraisal or investment banking firm of national standing.

     Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) (a) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, Plan, related trust agreement or any other similar arrangement for or with any employee, officer, consultant or director heretofore or hereafter entered into in the ordinary course of business, (b) the payment of compensation, performance of indemnification or contribution obligations, or an issuance, grant or award of stock, options, or other equity-related interests or other securities to employees, officers, consultants or directors in the ordinary course of business, (c) any transaction in the ordinary course of business not involving more than $250,000 in any one case, or (d) Management Advances and payments in respect thereof, (ii) transactions between or among the Company and/or its Restricted Subsidiaries or any Receivables Entity, (iii) payment of reasonable directors' fees, (iv) any sale or other issuance of Equity Interests (other than Disqualified Stock) of the Company, (v) Affiliate Transactions in effect or approved by the Board of Directors on the date of the Indenture, including any amendments thereto (provided that the terms of such amendments are not materially less favorable to the Company or the relevant Restricted Subsidiary than the terms of such agreement prior to such amendment), (vi) any transaction between the Company or any Restricted Subsidiary, on the one hand, and any Affiliate of the Company engaged primarily in a Permitted Business, on the other hand, (A) in the ordinary course of business and consistent with
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commercially reasonable practices or (B) approved by a majority of the
Disinterested Directors; (vii) any payment pursuant to any tax sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes, provided that such payment is not greater than that which the Company would be required to pay as a stand-alone taxpayer, (viii) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter that are otherwise permitted by the Indenture; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (viii) to the extent that the terms of any such amendment or new agreement are not otherwise materially adverse to the interests of the Holders, and (ix) Restricted Payments that are permitted by the covenant described above under the caption
"-- Restricted Payments".

  Issuances and Sales of Equity Interests in Wholly Owned Restricted
Subsidiaries

     The Company (i) will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in East Asia Crossing Ltd. and its Wholly Owned Restricted Subsidiaries or any Wholly Owned Restricted Subsidiary of the Company that directly or indirectly owns such Subsidiaries to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) and (ii) will not permit East Asia Crossing Ltd. and its Wholly Owned Restricted Subsidiaries or any Wholly Owned Restricted Subsidiary of the Company that directly or indirectly owns such Subsidiaries to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company, except in the case (a) such transfer, conveyance, sale, lease or other disposition, together with all prior transfers, conveyances, sales, leases or other dispositions, does not exceed 20% of the Equity Interests in East Asia Crossing Ltd. and its Wholly Owned Restricted Subsidiaries or such Wholly Owned Restricted Subsidiary of the Company and (b) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied either (A) to repay outstanding Indebtedness permanently under the Credit Facilities of the Company or its Restricted Subsidiaries or (B) to make an offer to all Holders of Notes to purchase all or any part of such Holders' Notes at a purchase price in cash in an amount equal to 113.375% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth under the caption
"-- Repurchase at the Option of Holders -- Asset Sales."

  Future Guarantees

     If any Restricted Subsidiary guarantees any Debt Securities issued by the Company, then (i) the Company shall promptly notify the Trustee of such guarantee, (ii) the Trustee shall, in turn, notify each Holder and (iii) the Company shall cause the Indenture to be amended to make such Restricted Subsidiary a Guarantor under the Indenture. Prior to the execution of such amendment, each such Restricted Subsidiary required to become a Guarantor pursuant to the provisions of this covenant shall be deemed a Guarantor under the Indenture for purposes of determining the rights and obligations thereunder.

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, the Company shall promptly inform the Luxembourg Stock Exchange of the creation of the Guarantee of the Notes by such Guarantor and shall publish notice of the same in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger
Wort).

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  Business Activities

     The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, and will not become an investment company subject to regulation under the Investment Company Act of 1940.

  Payments for Consent

     Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend such terms or provisions of the Indenture or the Notes in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee and the Holders of the Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing). Furthermore, the Company will agree that, for so long as any Notes remain outstanding (and regardless of the immediately preceding sentence), it will furnish to the Holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, copies of such reports will be made available free of charge at the office of the Luxembourg Paying Agent, which is expected to be Kredietbank S.A. Luxembourgeoise.

  Events of Default and Remedies

     The Indenture will provide that each of the following will constitute an Event of Default with respect to the Notes of each series: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in the payment when due of the principal of, or premium, if any, on, the Notes; (iii) default in the payment of principal and interest on any Notes required to be purchased pursuant to the provisions described above under the captions
"-- Change of Control" and "-- Asset Sales", or the failure by the Company or any of its Restricted Subsidiaries to comply with the provision described under the caption "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice from the Trustee or holders of 25% or more of the aggregate principal amount of the Notes to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default shall constitute failure to pay the principal of such Indebtedness at Stated Maturity (after giving effect to any
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applicable grace periods and any extensions thereof) or results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any such other Indebtedness which has not been paid or the maturity of which has been so accelerated, aggregates $25.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments not subject to appeal aggregating in excess of $25.0 million (net of applicable insurance coverage which is acknowledged in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 60 days following the entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid, discharged or stayed to exceed $25.0 million; (vii) except as provided by the Indenture, any Guarantee by a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, or any Person acting on behalf of such Guarantor or Guarantors, shall deny or disaffirm its obligations under its Guarantee; and
(viii) certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes, by written notice to the Company, may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes of any series may direct the Trustee in its exercise of any trust or power affecting the Notes. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on, the Notes) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium also will become immediately due and payable, to the extent permitted by law, upon the acceleration of the Notes. If an Event of Default occurs prior to October 15, 2005 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to October 15, 2005, then the premium specified in the Indenture also will become immediately due and payable, to the extent permitted by law, upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration).

     The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.
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NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS OR
SHAREHOLDERS.

     Subject to the Companies Act of 1981 of Bermuda, no director, officer, employee, incorporator or shareholder of the Company, as such, will have any liability for any obligations of the Company with respect to the Notes or the Indenture, or for any claim based on, or in respect or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note will waive and release any and all such liability. Such waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The obligations of the Company in the Indenture as they relate to the Notes will be discharged and cancelled upon the delivery by the Company to the Trustee for cancellation of all the Notes or upon irrevocable deposit with the Trustee, within not more than one year prior to the redemption of the Notes, or when the Notes are to be called for redemption within one year under arrangements satisfactory to the Trustee, of funds sufficient for the payment or redemption of all the Notes. In addition, the Indenture will provide that the Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and cure all then existing Events of Default except for: (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust created pursuant to the Indenture; (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are contained in the Indenture ("Covenant Defeasance") and, thereafter, any omission to comply with such obligations will not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (but not including non-payment, bankruptcy, receivership, rehabilitation or insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default.

     In order to exercise either Legal Defeasance or Covenant Defeasance in respect of the Notes, (i) the Company must irrevocably deposit, or cause to be deposited, with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the Stated Maturity thereof or on the applicable redemption date, as the case may be, and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel (which may be subject to customary assumptions and exclusions) in the United States reasonably acceptable to the Trustee confirming that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax

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purposes as a result of such Covenant Defeasance, and such Holders will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company must deliver to the Trustee an opinion of counsel (which may be subject to customary assumptions and exclusions) in the United States reasonably acceptable to the Trustee to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights and remedies generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over other creditors of the Company, or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; (viii) the Company must deliver to the Trustee an opinion of counsel in Bermuda reasonably acceptable to the Trustee to the effect that the Holders of the outstanding Notes will not be adversely affected under Bermuda law; and (ix) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel in the United States reasonably acceptable to the Trustee, each stating that all conditions precedent provided for or relating to Legal Defeasance or Covenant Defeasance, as applicable, have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the procedures set forth in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before (i) a selection of Notes to be redeemed, (ii) an interest payment date or (iii) the mailing of notice of a Change of Control Offer or Asset Sale Offer.

     If Certificated Notes are issued, the Issuer will appoint and maintain a transfer agent (the "Transfer Agent") in Luxembourg for so long as the Notes are listed on the Luxembourg Stock Exchange, at which office a holder of a Certificated Note will be able to surrender its Note for registration of transfer. The Issuer will be able to at any time terminate the appointment of a Transfer Agent and appoint additional or other Transfer Agents. Notice of such termination or appointment and of any change in the specified office of a Transfer Agent will be provided in the manner described below in "-- Notices."

     The registered Holder of a Note will be treated as the owner of the Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and any existing default (other than a default in the payment of principal of, premium, if any, or interest on, the Notes) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
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     Without the consent of each Holder affected, such an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal or change the fixed maturity of any Note, or alter the redemption provisions of the Notes (other than redemption provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"); (iii) reduce the rate of, or change the time for, payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of, premium, if any, or interest on the Notes; (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"); or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, in the good faith judgment of the Board of Directors, or to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

NOTICES

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, notices regarding the Notes will be (i) published in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or (ii) if Certificated Notes are issued, mailed to Holders by first-class mail at their respective addresses as they appear on the registration books of the Registrar (and, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, published in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort)). Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

CONCERNING THE TRUSTEE

     The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee regarding the Notes, subject to certain exceptions. In case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the

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degree of care of a prudent person in the conduct of their own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

     The Indenture will provide that it and the Notes will be governed by, and construed and interpreted in accordance with, the law of the State of New York.

     The Company and the Guarantors will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the Notes and the Indenture. The Company has appointed CT Corporation System as its authorized agent upon which process may be served in any such action. See "Service of Process and Enforcement of Liabilities."

CURRENCY INDEMNITY

     U.S. dollars are the sole currency of account and payment for all sums payable by the Company and the Guarantors under or in connection with the Notes, including damages. Any account received or recovered in a currency other than dollars (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the liquidation, dissolution or other winding-up of the affairs of the Company or the Guarantors or otherwise) by any Holder of a
Note in respect of any sum expressed to be due to it from the Company or the Guarantors shall only constitute a discharge to the Company and the Guarantors to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any Note, the Company and the Guarantors shall indemnify it against any loss sustained by it as a result. In any event, the Company and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder of a Note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Company's and the Guarantors' other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder of a Note and shall remain in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement, without charge, by writing to Asia Global Crossing Ltd. at the address provided under "Where You Can Find More Information" on page 166.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person and not incurred in connection with, or in contemplation of, such other Person

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merging with or into or becoming a Subsidiary of such specified Person, and (ii)
Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; provided such Indebtedness is existing at the time such asset is acquired and is not incurred in connection with, or in contemplation of, such acquisition; provided, further, that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon the consummation of the transactions by which such Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary or such asset is acquired shall not be Indebtedness.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Sale" means (i) the sale, lease, transfer, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) by the Company or any of its Restricted Subsidiaries other than sales of inventory in the ordinary course of business and other than any sale, lease, transfer, conveyance or other disposition of capacity, co-location space, dark fiber, rights of way or other access rights on any cable system owned, controlled or operated by the Company or any Restricted Subsidiary or of telecommunications capacity or transmission rights held by the Company or any Restricted Subsidiary (provided that the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of its Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $25.0 million or (b) for Net Proceeds in excess of $25.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the caption
"-- Covenants -- Restricted Payments", (iv) a transfer of assets by the Company or a Restricted Subsidiary in connection with a Qualified Receivables Transaction, (v) a disposition of obsolete, damaged or worn out property or equipment that is no longer useful in the conduct of the business of the Company or any of its Restricted Subsidiaries, (vi) a disposition of Cash Equivalents or investment grade securities, (vii) transfers constituting the grant of a Permitted Lien and (viii) the lease or sub-lease of any real or personal property in the ordinary course of business.

     "Board of Directors" means the board of directors or other governing body of the Company or, if the Company is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board or governing body.

     "Board Resolution" means a duly authorized resolution of the Board of Directors.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability
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company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, Japanese Yen, Euros and British Pounds Sterling (and foreign currency exchanged into such currencies within 180 days), (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers' acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within twelve months after the date of acquisition and (vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses
(i)-(v) of this definition.

     "Change of Control" means the occurrence of any of the following: (i) any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than a Permitted Holder, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock (measured by voting power rather than number of shares) of the Company, and the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company (for the purposes of this clause, such other person shall be deemed to "beneficially own" any Voting Stock of a specified corporation held by a parent corporation if such other person beneficially owns, directly or indirectly, more than 50% of the Voting Stock (measured by voting power rather than by number of shares) of such parent corporation and the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of Voting Stock (measured by voting power rather than by number of shares) of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation), (ii) during any period of two consecutive years, Continuing Directors cease for any reason to constitute a majority of the Board of Directors of the Company, (iii) the Company consolidates or merges with or into any other Person, other than a consolidation or merger (a) of the Company into a Restricted Subsidiary of the Company or (b) pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property with the effect that no person, other than a Permitted Holder, owns more than 50% of the Voting Stock (measured by voting power rather than number of shares) of the surviving corporation immediately following such transaction or (iv) the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any Person of which more than 50% of its Voting Stock (measured by voting power rather than by number of shares) is owned, directly or indirectly, following such transaction or transactions by a person other than the Permitted Holders; provided, however, that sales, transfers, conveyances or other dispositions in the ordinary course of business of capacity, co-location space, dark fiber, rights of way or other access rights on cable systems owned, controlled or operated by the Company or any Restricted Subsidiary or of telecommunications capacity or transmission rights acquired by the Company or any Restricted Subsidiary for use in its business, including, without limitation, for sale, lease, transfer, conveyance or other disposition to any customer of the Company or any Restricted Subsidiary shall not be deemed a disposition of assets for purposes of this clause (iv).

     The definition of a Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its
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Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of such phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to purchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Consolidated Capital Ratio" means, with respect to the Company or any of its Restricted Subsidiaries, as of the date of any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock, the ratio of (i) the aggregate consolidated principal amount of Indebtedness outstanding and the liquidation preference of Disqualified Stock as of the most recent quarterly or annual balance sheet date, after giving pro forma effect to the incurrence of such Indebtedness or the issuance of such Disqualified Stock and any other Indebtedness incurred and Disqualified Stock issued since such balance sheet date, and the receipt and application of the proceeds therefrom to (ii) Consolidated Net Worth as of such balance sheet date after giving pro forma effect to the issuance or sale of Equity Interests (other than Disqualified Stock) (including Equity Interests (other than Disqualified Stock) that have been issued upon conversion or exchange of any Indebtedness of the Company or any Restricted Subsidiary), since the balance sheet date and the receipt and application of the proceeds therefrom.

     "Consolidated Cash Flow" means, with respect to the Company for any period, the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period plus, to the extent that any of the following items were deducted or added (without duplication) in computing such Consolidated Net Income, (i) an amount equal to any extraordinary loss (less any extraordinary gain) plus any net loss (less any gain) realized in connection with any Asset Sale, plus (ii) provision for taxes based on income or profits of the Company and its Restricted Subsidiaries for such period, plus (iii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, plus (iv) any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be incurred under the Indenture (whether or not successful), plus (v) the amount of any non-cash restructuring charge (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), plus (vi) depreciation, amortization (including amortization of goodwill and other intangibles and the amount of capacity available for sale charged to cost of sales, but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and its Restricted Subsidiaries for such period, minus (vii) non-cash items increasing such Consolidated Net Income of the Company and its Restricted Subsidiaries for such period (other than items that were accrued in the ordinary course of business or that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period), plus (viii) any change in Deferred Revenue, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements (excluding agreements evidencing Indebtedness incurred in accordance with clause (k) of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock.", to which this provision shall not apply), instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived.

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     "Consolidated Interest Expense" for any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person and its Restricted Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) amortization of debt issuance costs and original issue discount, (ii) non-cash interest payments,
(iii) the interest component of any deferred payment obligations, (iv) the interest component of all payments associated with Capital Lease Obligations,
(v) commissions, discounts and other fees and charges incurred in respect of Letter of Credit or bankers' acceptance financings and (vi) net payments (if any) pursuant to Hedging Obligations.

     "Consolidated Leverage Ratio" means, with respect to the Company or any of its Restricted Subsidiaries, as of the date of any incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock, the ratio of (i) the aggregate consolidated principal amount of Indebtedness outstanding and the liquidation preference of Disqualified Stock as of the most recent quarterly or annual balance sheet date, after giving pro forma effect to the incurrence of such Indebtedness or the issuance of such Disqualified Stock and any other Indebtedness incurred and Disqualified Stock issued since such balance sheet date, and the receipt and application of the proceeds therefrom to (ii) Consolidated Cash Flow for the four full fiscal quarters ending on or prior to the date of incurrence of such Indebtedness or issuance of such Disqualified Stock for which consolidated financial statements are available.

     "Consolidated Net Income" means, with respect to the Company for any period, the aggregate of the net income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, plus, to the extent that any of the following items were deducted in computing such Consolidated Net Income, (a) non-recurring, non-cash charges (other than charges arising from write-downs of assets) and (b) non-cash compensation charges arising from stock options or other similar employee benefit or compensation Plans; provided that (i) the net income (but not loss) of any Restricted Subsidiary that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash (or if not in cash, to the extent actually converted into cash) to the Company or a Restricted Subsidiary thereof by such Restricted Subsidiary, (ii) the net income (or loss) of any Person that is not a Restricted Subsidiary or Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or other distributions actually paid to the Company or a Restricted Subsidiary by such Person during such period, (iii) for purposes of clause (c) of the covenant described above under the caption "Restricted Payments", the net income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived and except that the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend, (iv) the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (v) the equity of the Company or any Restricted Subsidiary in the net income of any Unrestricted Subsidiary shall be included in such Consolidated Net Income up to the aggregate amount of cash (or if not in cash, to the extent actually converted into cash) actually distributed by such Unrestricted Subsidiary during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (but not in excess of the amount of the net income of such Unrestricted Subsidiary for such period) and (vi) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to the Company as of any date, without duplication, the sum of (i) the consolidated equity of the common shareholders of the Company and
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its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on the Company's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by the Company upon issuance of such Preferred Stock, less (x) all write ups (other than write ups resulting from foreign currency translations and write ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by the Company or a consolidated Restricted Subsidiary of the Company, (y) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Restricted Subsidiaries, and
(z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Consolidated Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) which under GAAP would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom all Investments, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under GAAP would be included on such consolidated balance sheet; provided that with respect to a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, its assets shall only be included to the extent of the Company's percentage ownership of such Restricted Subsidiary.

     "Continuing Directors" means individuals who at the beginning of the period of determination constituted the Board of Directors of the Company, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or is a designee of any one of the Permitted Holders or any combination thereof or was nominated or elected by any such Permitted Holder(s) or any of their designees.

     "Credit Facilities" is defined to mean one or more senior credit agreements, senior loan agreements or similar senior facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or Letters of Credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or beneficiary.

     "Debt Securities" means any bonds, notes, debentures or other similar instruments (excluding, in any event, (i) any Capital Lease Obligations and (ii) any notes, bankers' acceptances or other instruments evidencing commercial loans or equipment financing made by, and bills of exchange drawn on, banks, other financial lending institutions or equipment vendors) issued by the Company or by any Restricted Subsidiary (including by means of any Guarantee of the Company or of any Restricted Subsidiary of securities of another Person), whether in a public offering or private placement; provided, however, that in no event shall "Debt Securities' mean Indebtedness in the form of a bank credit facility.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Deferred Revenue" means amounts appearing as a liability on the financial statements of the Company and its Restricted Subsidiaries as prepared in accordance with GAAP classified as deferred revenue to the extent of cash received in connection therewith.

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     "Designated Noncash Consideration" means the noncash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated in an Officers' Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

     "Designated Preferred Stock" means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate, on the issuance date thereof.

     "Disinterested Directors" means the non-management members of the Board of Directors who have no relationship or interest in a particular transaction other than their position as a director or shareholder of the Company.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a Change of Control or an Asset Sale occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the change of control and asset sale provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions applicable to the Notes contained in the covenants described above under the caption "-- Asset Sales" and "-- Offer to Purchase on Change of Control", respectively, and such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to such covenants; provided further, however, that if such Capital Stock is issued to any employee or to any Plan for the benefit of employees of the Company or its Subsidiaries or by any such Plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's death or disability.

     "Eligible Accounts Receivable" means the accounts receivables (net of any reserves and allowances for doubtful accounts in accordance with GAAP) of any Person and its Restricted Subsidiaries (determined on a consolidated basis) that are not more than 90 days past their due date and that were entered into in the ordinary course of business on normal payment terms as shown on the most recent consolidated balance sheet of such Person filed with the Commission, all in accordance with GAAP.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Offering" means an offering for cash by the Company of its common stock or Preferred Stock (other than Disqualified Stock), or options, warrants or rights to acquire such common stock or Preferred Stock.

     "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries in existence on the date of the Indenture, until such amounts are repaid.

     "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's length transaction between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the indenture, Fair Market Value shall be determined by the board of directors of the Company acting in good faith, shall be evidenced by a resolution of the board of directors of the Company delivered to the trustee, and shall be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such value exceeds $50.0 million.

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     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Government Securities" means securities that are (a) direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) of the payment of which the full faith and credit of the United States of America is pledged, (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or (c) obligations of a Person the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the issuer's option, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each person that from time to time executes a Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any Interest Rate Agreement or Currency Agreement.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included the guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is a party or beneficiary.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding accounts receivable,

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trade credit and commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company or such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (or if the sale or disposition is other than for cash, the Fair Market Value) of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Covenants -- Restricted Payments".

     "Issue Date"  means October 12, 2000.

     "Letters of Credit" means one or more irrevocable direct pay letters of credit issued by a bank or other financial institution to support the payment of obligations of the Company.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

     "Management Advances" means loans or advances made to directors, officers or employees of the Company or any Restricted Subsidiary (i) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (ii) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility, or (iii) in the ordinary course of business not exceeding $2.5 million in the aggregate at any time outstanding.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or any sale of Equity Interests in accordance with the provisions set forth under the caption "Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries"), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise) and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officer" means the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Company.

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     "Officers' Certificate"  means a certificate signed by two Officers.

     "Pari Passu Debt Securities" means any Debt Securities of the Company or of any Guarantor which ranks pari passu in right of payment with the Notes and any Guarantees, as applicable.

     "Permitted Business" means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company or any of its Restricted Subsidiaries on the date of the Indenture.

     "Permitted Holder" means Global Crossing Ltd., Microsoft Corporation, Softbank Corp. and their respective Affiliates.

     "Permitted Investments" means (a) any Investment in the Company or in any Restricted Subsidiary that is engaged in a Permitted Business; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any of its Restricted Subsidiaries in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company that is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is engaged in a Permitted Business; (d) any Investment that is non-cash consideration received from an Asset Sale that was made pursuant to and in compliance with the covenant set forth above under "Asset Sales"; (e) any Investment made in a Receivables Entity in a Qualified Receivables Transaction;
(f) loans, advances or extensions of credit to employees in the ordinary course of business; (g) obligations under Hedging Agreements; (h) any Investment made prior to the Issue Date; (i) stock, obligations or securities received in satisfaction of judgments in connection with any bankruptcy proceeding or otherwise; and (j) additional Investments in an aggregate amount not to exceed $150 million.

     "Permitted Liens" means (i) Liens to secure Indebtedness (other than Pari Passu Debt Securities or Subordinated Indebtedness) permitted to be incurred under the Indenture; (ii) Liens in favor of the Company or any Restricted Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the date of the Indenture; (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (ix) Liens with respect to assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Restricted Subsidiary to secure Indebtedness owing to the Company or such Restricted Subsidiary; (x) Liens, pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of statutory obligations;
(xi) Liens, pledges or deposits made to secure the performance of tenders, bids, leases, public or statutory obligations, sureties, stays appeals, indemnities, performance or other similar bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xii) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the

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property subject thereto or materially interfere with the ordinary conduct of the business of the Company or its Restricted Subsidiaries; (xiii) Liens arising out of judgments or awards against or other court proceedings concerning the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is prosecuting an appeal or proceeding for review and the Company or such Restricted Subsidiary is maintaining adequate reserves in accordance with GAAP; (xiv) any interest or title of a lessor in the property subject to any lease other than a capital lease; (xv) Liens (including extensions and renewals thereof) upon real or personal property purchased or leased after the Issue Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred in compliance with the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant (1) to finance the cost of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition and the incurrence of such Indebtedness or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets; (xvi) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease of a Restricted Subsidiary which, in each case, is permitted under the Indenture; (xvii) Liens encumbering customary initial deposits and margin deposits and other Liens that are either within the general parameters customary in the industry or incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Agreements; and (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is expressly subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Plan" means any employee benefit plan, retirement plan, deferred compensation plan, restricted stock plan, health, life, disability or other insurance plan or program, employee stock purchase plan, employee stock ownership plan, vacation, savings, retirement, pension, stock option or similar plan or arrangement of the Company or any Restricted Subsidiary, or any successor plan thereof, and "Plans" shall have a correlative meaning.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes, however designated, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

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     "Property"  means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person.

     "Purchase Money Indebtedness" means Indebtedness (including Acquired Debt and Capital Lease Obligations, mortgage financings and purchase money obligations) incurred for the purpose of financing all or any part of the cost of construction, financing, installation, acquisition, lease, development, design, engineering, financing, testing, start-up, upgrade, completion or improvement of any assets (including licenses) used or useful in a Permitted Business (including acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the Fair Market Value of the assets used or useful in a Permitted Business so acquired), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time, provided that the amount of such Purchase Money Indebtedness does not exceed 100% of the cost of construction, installation, acquisition, lease, development, design, engineering, financing, testing, start-up, upgrade, completion or improvement of the assets or Capital Stock (together with related costs and expenses).

     "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any receivables (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such receivables, all contracts and all guarantees or other obligations in respect of such receivables, and the proceeds of such receivables.

     "Receivables Entity" means a wholly owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company may make an Investment and to which the Company or any Subsidiary of the Company transfers receivables and related assets) which engages in no activities other than in connection with the financing of receivables and which is designated by the Board of Directors (as provided below) as a Receivables Entity, (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which
(i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables, and
(c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition of cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

     "Related Taxes" means any taxes, charges or assessments, including, but not limited to, sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments.

     "Restricted Investment" means any Investment other than a Permitted Investment.

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     "Restricted Subsidiary" of a Person means any Subsidiary of the referent
Person that is not an Unrestricted Subsidiary; provided, however, that the Company at its election may also designate any of its Unrestricted Subsidiaries as a Restricted Subsidiary hereunder.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Act, as such Regulation is in effect on the Issue Date, of the Company and its Restricted Subsidiaries.

     "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in the securitization of receivables transactions.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise.

     "Trade Payables" is defined to mean any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by the Company or any of its Restricted Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods and services.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt and (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results and
(c) has not guaranteed or otherwise directly or indirectly provided credit support for any Debt Securities of the Company or any of its Restricted Subsidiaries; provided that the Company or a Restricted Subsidiary may pledge Capital Stock or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis for equivalent value such that the pledgee has no claim whatsoever against the Company or any Restricted Subsidiary other than to obtain such Capital Stock or Indebtedness. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "-- Covenants -- Restricted Payments". If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock", the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding
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

Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "-- Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

     All Notes will be represented by permanent global notes in fully registered form without coupons (the "Global Notes"), which will be deposited with the Trustee as custodian for DTC and registered in the name of DTC or of a nominee of DTC. See "Book-Entry Procedures and Settlement" on page 158.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Notes, certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, we will maintain a Paying Agent with offices in Luxembourg where holders of Certificated Notes will be able to present their Notes for exchange, registration of transfer and redemption.

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                      BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Upon issuance, all book-entry exchange notes will be represented by one or more fully registered global notes, without coupons. Each global note will be deposited with, or on behalf of, DTC, a securities depositary, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of the notes.

     Purchasers of the exchange notes may only hold interests in the global notes through DTC if they are participants in DTC system. Purchasers may also hold interests through a securities intermediary -- banks, brokerage houses and other institutions that maintain securities accounts for customers -- that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry exchange note will hold that note indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom".

     The exchange notes of each beneficial owner of a book-entry exchange note will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of exchange notes will generally not be entitled to have the exchange notes represented by the global notes registered in its name and will not be considered the owner under our charter or bye-laws. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of exchange notes. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry exchange notes.

     A beneficial owner of book-entry exchange notes represented by a global note may exchange the exchange notes for definitive (paper) exchange notes only if:

     - DTC is unwilling or unable to continue as depositary for that global note and we do not appoint a qualified replacement for DTC within 90 days; or

     - we, in our sole discretion, decide to allow some or all book-entry notes to be exchangeable for definitive exchange notes in registered form.

     Any global note that is so exchanged will be exchanged in whole for definitive exchange notes in registered form, with the same terms and of an equal aggregate principal amount. Definitive exchange notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the exchange notes. DTC may base its written instruction upon directions that it receives from its participants.

     In this prospectus, references to actions taken by holders of exchange notes will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to holders of exchange notes will mean payments and notices of redemption to DTC as the registered holder of the exchange notes for distribution to participants in accordance with DTC's procedures.

     DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

     We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

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

     DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, securities certificates are required to be printed and delivered. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the exchange notes. In that event, certificates for the exchange notes will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of that information.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     If Certificated Notes are issued, the Company will appoint Kredietbank S.A. Luxembourgeoise, or such other person located in Luxembourg and reasonably acceptable to the Trustee, as an additional paying and transfer agent. Upon the issuance of Certificated Notes, Holders will be able to transfer and exchange Certificated Notes at the Luxembourg office of such paying and transfer agent, provided that all transfers and exchanges must be effected in accordance with the terms of the Indenture and, among other things, be recorded in the register maintained by the registrar.

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                        CERTAIN INCOME TAX CONSEQUENCES

TAXATION OF ASIA GLOBAL CROSSING

     We believe that a significant portion of the income derived from our subsea systems will not be subject to tax in Bermuda, which currently has no corporate income tax, or other countries in which we or our affiliates conduct activities or in which our customers are located, including the United States. However, this belief is based upon the anticipated nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, our operations and payments due to us may be affected by changes in taxation, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contacts and practices and the current tax regimes. We cannot assure you that these factors will not have a material adverse effect on us.

BERMUDA TAX CONSIDERATIONS

     Under current Bermuda law, we are not subject to tax in Bermuda on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, then the imposition of that tax will not be applicable to us or to any of our operations, neither will that tax, or any tax in the nature of estate duty or inheritance tax, become applicable to us or our shares, debentures or other obligations, until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on any company, including ourselves, owning real property or leasehold interests in Bermuda in accordance with the Land Tax Act 1967.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     We and our non-United States subsidiaries will be subject to United States federal income tax at regular corporate rates, and to United States branch profits tax, on our income, if any, that is effectively connected with the conduct of a trade or business within the United States, and will be required to file federal income tax returns reflecting that income. We intend to conduct our operations so as to reduce the amount of our effectively connected income. However, we cannot assure you that the Internal Revenue Service will agree with the positions we take in this regard. Moreover, our United States subsidiaries will be subject to United States federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits, and distributions by our United States subsidiaries to us or to our non-United States subsidiaries generally will be subject to United States withholding tax.

TAXATION OF NOTEHOLDERS

BERMUDA TAX CONSIDERATIONS

     Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the notes or on any payments thereunder. See "Taxation of Asia Global Crossing -- Bermuda Tax Considerations" above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax consequences for beneficial owners of exchange notes that hold the outstanding notes as capital assets as of the date

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of this prospectus and that are United States persons under the Internal Revenue
Code. Under the Internal Revenue Code, you are a United States person if you are:

     - a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons; or

     - a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     This summary is based on current law, which is subject to change, perhaps retroactively, is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

     - a dealer in securities or currencies;

     - a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

     - a financial institution;

     - an insurance company;

     - a tax-exempt organization;

     - a person liable for alternative minimum tax;

     - a person holding exchange notes as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

     - a United States person whose "functional currency" is not the United States dollar.

     We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

     If a partnership holds our exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our exchange notes, you should consult your tax advisor.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

  CONSEQUENCES OF THE EXCHANGE

     The exchange of the outstanding notes for the exchange notes in the exchange offer, see "The Exchange Offer" on page 29, will not constitute a taxable event to you. Consequently, (1) you will not realize any gain or loss upon receipt of an exchange note; (2) the holding period of the exchange note will include the holding period of the outstanding note exchanged for the exchange note; and (3) the adjusted tax basis of the exchange note will be the same as the adjusted tax basis of the outstanding note exchanged for the exchange note immediately before the exchange.

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  PAYMENT OF INTEREST

     You will be taxed on the interest on an exchange note as ordinary income at the time you receive the interest or when it accrues in accordance with the method of accounting that you use for United States federal income tax purposes. Interest income on an exchange note generally will constitute foreign source income and generally will be considered "passive income" or "financial services income" for purposes of computing the foreign tax credit.

  MARKET DISCOUNT

     If you purchased an outstanding note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the exchange note at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the exchange note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

  AMORTIZABLE BOND PREMIUM

     If you purchased an outstanding note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than stated interest, you will be considered to have purchased the note at a "premium". You generally may elect to amortize the premium over the remaining term of the exchange note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the exchange note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

  SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     When you sell, exchange or retire an exchange note, you will recognize gain or loss equal to the difference between the amount you receive (less any accrued interest you have not previously included in income, which will be taxable as such) and your adjusted tax basis in the exchange note. Your gain or loss realized on the sale, exchange or retirement of an exchange note will generally be treated as United States source capital gain or loss, and, except as described above with respect to market discount, will be long-term capital gain or loss if at the time of the sale, exchange or retirement of an exchange note, you have held the exchange note for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

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  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, unless you are an exempt recipient such as a corporation, information reporting will apply to principal and interest payments that we make to you and to the proceeds from the sale of your exchange notes. Backup withholding at a 31% rate will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or if you are notified by the Internal Revenue Service that you have failed to report in full dividend and interest income required to be shown on your federal income tax returns.

     Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes only where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 180 days from the date on which the exchange offer is consummated, or the shorter period which will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and those exchange notes have been resold by the broker-dealers.

     We will not receive any proceeds from any sales of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes, and any commissions or concessions received by any of those persons, may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver any by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     An application has also been made to list the exchange notes on the Luxembourg Stock Exchange.

     The exchange notes are a new issue of securities, and there is currently no established trading market for the exchange notes. The initial purchasers for the offering of the outstanding notes have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the exchange notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of the outstanding notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act. In the SEC's view, indemnification of certain liabilities arising under the Securities Act is contrary to the federal securities laws and therefore unenforceable.

     We have not entered into any arrangements or understandings with any person to distribute the exchange notes to be received in the exchange offer.

                                 LEGAL MATTERS

     Certain Bermuda legal matters with respect to the exchange notes will be passed upon for us by Appleby, Spurling & Kempe. The validity of the exchange notes under New York law will be passed on for us by Simpson Thacher & Bartlett. Certain partners of Simpson Thacher & Bartlett purchased shares in our initial public offering through a directed share program in an aggregate amount not exceeding 200,000 shares.

                                    EXPERTS

     We have included in this prospectus our audited financial statements and our audited supplemental financial statements as of December 31, 1999 and 1998, and for the year ended December 31, 1999 and for the period from April 1, 1998, date of inception, to December 31, 1998 along with Arthur Andersen's audit reports on these financial statements. Arthur Andersen issued the reports as independent accountants as experts in auditing and accounting.

     We have included in this prospectus the audited financial statements of Pacific Crossing Ltd. and its subsidiaries as of December 31, 1999 and 1998, and for the year ended December 31, 1999 and for the period from May 4, 1998, date of inception, to December 31, 1998 along with Arthur Andersen's audit report on these financial statements. Arthur Andersen issued the report as independent accountants as experts in auditing and accounting.

     The combined financial statements of Hutchison Global Crossing Holdings Limited and subsidiaries as of December 31, 1999, 1998 and 1997 and for the years ended, included in this prospectus, have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein.

     We have included in this prospectus the audited financial statements of Global Access Limited as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998 and for the period from November 4, 1997, date of inception, to December 31, 1997 along with Arthur Andersen's audit report on these financial statements. Arthur Andersen issued the report as independent accountants as experts in auditing and accounting.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

     We are organized under the laws of Bermuda. In addition, a number of our directors and officers reside outside of the United States and a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or to realize against them in courts of the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Furthermore, our Bermuda counsel, Appleby Spurling & Kempe, has advised us that there is doubt as to the enforcement in Bermuda, in original actions or in actions of enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws, although Bermuda courts will enforce foreign judgments for liquidated amounts in civil matters subject to some conditions and exceptions.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, under that Act, we file reports, proxy statements and other information with the SEC. You may inspect those reports, proxy statements and other information and the registration statement and its exhibits and schedules, without charge, and you may make copies of them at prescribed rates at the public reference facilities of the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the SEC's public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require, all information we file with the SEC will be made available free of charge at the offices of the Luxembourg Paying Agent, which is expected to be Kredietbank S.A. Luxembourgeoise.

     You may also request a copy of those materials, free of cost, by writing or telephoning us at the following address:

        Investor Relations
        Asia Global Crossing Ltd.
        360 N. Crescent Drive
        Beverly Hills, CA 90210
        888-969-2429 (AGCX).

     To obtain timely delivery of those materials, you must request the information no later than five business days before the expiration date of the exchange offer.

                        LISTING AND GENERAL INFORMATION

     1. Application has been made to list the exchange notes on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issue of the exchange notes and our memorandum of association and bye-laws will be deposited with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where these documents may be examined or copies obtained.

     2. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange shall require, copies of our memorandum of association and bye-laws and the Indenture will be available at the office of Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange shall require, copies of our consolidated financial statements for the year ended December 31, 1999 and subsequent years and any and all of our annual and quarterly reports will be available during normal business hours on any weekday at the office of Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg. We do not publish non-consolidated financial statements on an annual or interim basis. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange shall require all information that we file with the SEC and copies of all other material documents referenced in this prospectus that are entered into in connection with this offering will be available during normal business hours on any weekday at the office of Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg.

     3. We were incorporated under the laws of Bermuda on November 24, 1999. The creation and issuance of the exchange notes was authorized by us by resolutions adopted by our Board of Directors on September 25, 2000 and February 7, 2000.

     4. We accept responsibility for the information contained in this prospectus. To the best of our knowledge, the information contained in this prospectus is in accordance with the facts and does not omit anything likely to affect the import of this prospectus.

     5. There has been no material adverse change in our financial position since December 31, 1999.

     6. We are not a party to any litigation that, in our judgment, could be material in the context of the issue of the notes, except as disclosed in this prospectus.

     7. Our Auditors are Arthur Andersen, Hamilton, Bermuda, who have audited our Financial Statements for the year ended December 31, 1999 and for the period from April 1, 1998 (Date of Inception) to December 31, 1998.

     8. We will not appoint a paying and transfer agent in Luxembourg until the time, if any, certificated notes are issued. We have appointed Kredietbank S.A. Luxembourgeoise as our special agent to act as an intermediary between us and the holders of the notes in Luxembourg until the time we are required to appoint a transfer and paying agent located in Luxembourg as provided in this prospectus. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange require, we shall maintain a special agent so long as the notes are in global form and appoint and maintain a paying and transfer agent upon the issuance of certificated notes. We reserve the right to vary the appointment of any paying and transfer agent.

     9. The notes have been accepted for clearance through the Euroclear Operator and Clearstream Banking. The global notes have been assigned the following CUSIP number 04518GAB7 and an ISIN number of US04518GAB77.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

Supplemental Consolidated Financial Statements:
Report of Independent Public Accountants....................    F-3
Supplemental Consolidated Balance Sheets as of September 30,
  2000 (unaudited) and December 31, 1999 and 1998...........    F-4
Supplemental Consolidated Statements of Operations for the
  nine months ended September 30, 2000 and 1999 (unaudited)
  and the year ended December 31, 1999 and for the period
  from April 1, 1998 (Date of Inception) to December 31,
  1998......................................................    F-5
Supplemental Consolidated Statements of Shareholders' Equity
  for the nine months ended September 30, 2000 (unaudited)
  and for the year ended December 31, 1999 and for the
  period from April 1, 1998 (Date of Inception) to December
  31, 1998..................................................    F-6
Supplemental Consolidated Statements of Cash Flows for the
  nine months ended September 30, 2000 and 1999 (unaudited)
  and the year ended December 31, 1999 and for the period
  from April 1, 1998 (Date of Inception) to December 31,
  1998......................................................    F-7
Supplemental Consolidated Statements of Comprehensive Income
  for the nine months ended September 30, 2000 and 1999
  (unaudited) and for the year ended December 31, 1999 and
  for the period from April 1, 1998 (Date of Inception) to
  December 31, 1998.........................................    F-8
Notes to Supplemental Consolidated Financial Statements.....    F-9
Historical Consolidated Financial Statements:
Report of Independent Public Accountants....................   F-25
Consolidated Balance Sheets as of September 30, 2000
  (unaudited) and December 31, 1999 and 1998................   F-26
Consolidated Statements of Operations for the nine months
  ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 and for the period from April 1,
  1998 (Date of Inception) to December 31, 1998.............   F-27
Consolidated Statements of Shareholders' Equity for the nine months ended September 30, 2000 (unaudited) and for the
  year ended December 31, 1999 and for the period from April
  1, 1998 (Date of Inception) to December 31, 1998..........   F-28
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 and for the period from April 1,
  1998 (Date of Inception) to December 31, 1998.............   F-29
Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2000 and 1999 (unaudited) and
  for the year ended December 31, 1999 and for the period
  from April 1, 1998 (Date of Inception) to December 31,
  1998......................................................   F-30
Notes to Consolidated Financial Statements..................   F-31

PACIFIC CROSSING LTD. AND SUBSIDIARIES

Report of Independent Public Accountants....................   F-47
Consolidated Balance Sheets as of June 30, 2000 (unaudited)
  and December 31, 1999 and 1998............................   F-48
Consolidated Statements of Operations for the six months
  ended June 30, 2000 and 1999 (unaudited), the year ended
  December 31, 1999 and for the period from May 4, 1998
  (Date of Inception) to December 31, 1998..................   F-49
Consolidated Statements of Shareholders' Equity for the six
  months ended June 30, 2000 (unaudited), for the year ended
  December 31, 1999 and for the period from May 4, 1998
  (Date of Inception) to December 31, 1998..................   F-50
Consolidated Statements of Cash Flows for the six months
  ended June 30, 2000 and 1999 (unaudited), for the year
  ended December 31, 1999 and for the period from May 4,
  1998 (Date of Inception) to December 31, 1998.............   F-51
Notes to Consolidated Financial Statements..................   F-52

                                                              PAGE
                                                              -----
HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

Combined Balance Sheet as of June 30, 2000 (unaudited) and
  December 31, 1999.........................................   F-61
Combined Statements of Operations for the six months ended
  June 30, 2000 and 1999 (unaudited)........................   F-62
Combined Statement of Cash Flows for the six months ended
  June 30, 2000 and 1999 (unaudited)........................   F-63
Notes to Condensed Combined Financial Statements............   F-65

Independent Auditors' Report................................   F-76
Combined Balance Sheets as of December 31, 1999, 1998 and
  1997......................................................   F-77
Combined Statements of Operations for the three years ended
  December 31, 1999, 1998 and 1997..........................   F-78
Combined Statement of Changes in Owner's Equity/(Deficit)
  for the three years ended December 31, 1999, 1998 and
  1997......................................................   F-79
Combined Statement of Cash Flows for the three years ended
  December 31, 1999, 1998 and 1997..........................   F-80
Notes to Combined Financial Statements......................   F-82

GLOBAL ACCESS LIMITED

Balance Sheets as of June 30, 2000 (unaudited) and December
  31, 1999..................................................   F-99
Statements of Operations and Accumulated Deficits for the
  six month periods ended June 30, 2000 and 1999
  (unaudited)...............................................  F-100
Statements of Cash Flows for the six months periods ended
  June 30, 2000 and 1999 (unaudited)........................  F-101
Notes to Financial Statements...............................  F-102
Report of Independent Public Accountants....................  F-106
Balance Sheets as of December 31, 1999 and 1998.............  F-107
Statements of Operations for the years ended December 31,
  1999 and 1998, and for the period from November 4, 1997
  (date of inception) to December 31, 1997..................  F-108
Statements of Stockholders' Equity for the years ended
  December 31, 1999 and 1998, and for the period from
  November 4, 1997 (date of inception) to December 31,
  1999......................................................  F-109
Statements of Cash Flows for the years ended December 31,
  1999 and 1998, and for the period from November 4, 1997
  (date of inception) to December 31, 1999..................  F-110
Notes to Financial Statements...............................  F-111

        INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet as of
  September 30, 2000........................................  F-116
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the nine months ended September 30, 2000...  F-117
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the year ended December 31, 1999...........  F-118

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asia Global Crossing Ltd.:

     We have audited the accompanying supplemental consolidated balance sheets of Asia Global Crossing Ltd. (a Bermuda company) and its subsidiaries as of December 31, 1999 and 1998 and the related supplemental consolidated statements of operations, shareholder's equity, cash flows and comprehensive income for the year ended December 31, 1999 and for the period from April 1, 1998 (Date of Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Global Crossing Ltd. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999 and for the period from April 1, 1998 (Date of Inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen

Hamilton, Bermuda
October 12, 2000

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                 DECEMBER 31,
                                                              SEPTEMBER 30,   -------------------
                                                                  2000          1999       1998
                                                              -------------   --------   --------
                                                               (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.................................   $  103,782     $  9,784   $  5,378
  Restricted cash and cash equivalents......................       57,271           --         --
  Accounts receivable, net..................................       24,480           --         --
  Receivable from affiliates................................       88,561       89,735         --
  Other assets..............................................       15,423        1,170         20
                                                               ----------     --------   --------
         Total current assets...............................      289,517      100,689      5,398
                                                               ----------     --------   --------
Restricted cash and cash equivalents........................       18,462      138,118    231,000
Property and equipment, net.................................    1,685,272      101,598         --
Deferred finance fees, net..................................       21,969           --         --
Other assets................................................       39,401           --         --
Investments in affiliate....................................      637,926      286,131    177,334
                                                               ----------     --------   --------
         Total assets.......................................   $2,692,547     $626,536   $413,732
                                                               ==========     ========   ========
LIABILITIES:
Current liabilities:
  Accrued construction costs................................   $  230,699     $     --   $     --
  Accounts payable and accrued liabilities..................       16,472        1,131         --
  Deferred revenue..........................................        5,103           --         --
  Payable to affiliates.....................................       21,909      101,402         --
                                                               ----------     --------   --------
         Total current liabilities..........................      274,183      102,533         --
                                                               ----------     --------   --------
Long-term debt..............................................      750,000           --         --
Long-term deferred revenue..................................      142,681           --         --
Other long-term liabilities.................................        1,421           --         --
Loan payable to affiliate...................................        9,780           --         --
                                                               ----------     --------   --------
         Total liabilities..................................    1,178,065      102,533         --
                                                               ----------     --------   --------
Minority interest...........................................      150,026           --         --
SHAREHOLDER'S EQUITY:
Class B common stock par value $.01, 486,625,125 shares
  authorized, issued and outstanding as of September 30,
  2000, December 31, 1999 and 1998..........................        4,866        4,866      4,866
Additional paid-in capital..................................    1,439,862      502,895    405,999
Retained earnings (accumulated deficit).....................      (80,251)      16,242      2,867
Cumulative translation adjustment...........................          (21)          --         --
                                                               ----------     --------   --------
         Total shareholder's equity.........................    1,364,456      524,003    413,732
                                                               ----------     --------   --------
         Total liabilities and shareholder's equity.........   $2,692,547     $626,536   $413,732
                                                               ==========     ========   ========

 The accompanying notes are an integral part of these supplemental statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                               PERIOD FROM
                                                                              APRIL 1, 1998
                                      NINE MONTHS ENDED                         (DATE OF
                                        SEPTEMBER 30,           YEAR ENDED    INCEPTION) TO
                                 ---------------------------   DECEMBER 31,   DECEMBER 31,
                                     2000           1999           1999           1998
                                 ------------   ------------   ------------   -------------
                                         (UNAUDITED)
Revenue........................  $    131,276   $         --   $         --   $         --
Expenses:
  Cost of sales................        98,194             --             --             --
  Operations, administration
     and maintenance...........        36,499             --             --             --
  Sales and marketing..........         3,021             --             --             --
  Network development..........         2,497             --             --             --
  General and administrative...        31,131             66          1,201             --
  Depreciation and
     amortization..............        13,539             --             --             --
                                 ------------   ------------   ------------   ------------
     Operating loss............       (53,605)           (66)        (1,201)            --
Equity in income (loss) of
  affiliate....................       (41,703)        (7,845)         2,978         (2,507)
Minority interest..............        (9,632)            --             --             --
Other income (expense):
  Other expense................           (76)            --             --             --
  Interest income..............        11,427          8,745         11,598          5,374
  Interest expense.............        (1,551)            --             --             --
                                 ------------   ------------   ------------   ------------
     Income (loss) before
       provision for income
       taxes...................       (95,140)           834         13,375          2,867
Provision for income taxes.....        (1,353)            --             --             --
                                 ------------   ------------   ------------   ------------
     Net income (loss).........  $    (96,493)  $        834   $     13,375   $      2,867
                                 ============   ============   ============   ============
Net income per common share:
  Basic and diluted net income
     (loss) per common share...  $      (0.20)  $       0.01   $       0.03   $       0.01
                                 ============   ============   ============   ============
Shares used in computing basic
  and diluted net income (loss)
  per common share.............   486,625,125    486,625,125    486,625,125    451,505,142
                                 ============   ============   ============   ============

 The accompanying notes are an integral part of these supplemental statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                      RETAINED
                                      COMMON STOCK       ADDITIONAL   CUMULATIVE      EARNINGS         TOTAL
                                  --------------------    PAID-IN     TRANSLATION   (ACCUMULATED   SHAREHOLDER'S
                                    SHARES      AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT)        EQUITY
                                  -----------   ------   ----------   -----------   ------------   -------------
  Contribution of assets by
     Global Crossing Ltd. for
     common stock on April 1,
     1998 (Date of Inception)...  450,000,000   $4,500   $  389,670     $   --        $     --      $  394,170
  Issuance of common shares for
     investments in Global
     Access Limited.............   36,625,125      366       16,329         --              --          16,695
  Net income for the period
     April 1, 1998 (Date of
     Inception) to December 31,
     1998.......................           --       --           --         --           2,867           2,867
                                  -----------   ------   ----------     ------        --------      ----------
BALANCE, December 31, 1998......  486,625,125    4,866      405,999         --           2,867         413,732
  Contribution of East Asia
     Crossing development rights
     from Global Crossing
     Ltd........................           --       --       10,970         --              --          10,970
  Cash contribution from
     Asia Global Crossing
     Holdings Ltd...............           --       --       73,013         --              --          73,013
  Capital contribution to Global
     Access Limited by Global
     Crossing Ltd. .............           --       --       12,913         --              --          12,913
  Net income for the year ended
     December 31, 1999..........           --       --           --         --          13,375          13,375
                                  -----------   ------   ----------     ------        --------      ----------
BALANCE, December 31, 1999......  486,625,125    4,866      502,895         --          16,242         524,003
  Foreign currency translation
     adjustment.................           --       --           --        (21)             --             (21)
  Cash contribution from Asia
     Global Crossing Holdings
     Ltd........................           --       --      280,031         --              --         280,031
  Contribution of Hutchison
     Global Crossing from Global
     Crossing Ltd. .............           --       --      656,936         --              --         656,936
  Net loss for the nine months
     ended September 30, 2000...           --       --           --         --         (96,493)        (96,493)
                                  -----------   ------   ----------     ------        --------      ----------
BALANCE, September 30, 2000
  (unaudited)...................  486,625,125   $4,866   $1,439,862     $  (21)       $(80,251)     $1,364,456
                                  ===========   ======   ==========     ======        ========      ==========

 The accompanying notes are an integral part of these supplemental statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                         PERIOD FROM
                                                                                                        APRIL 1, 1998
                                                              NINE MONTHS ENDED                            (DATE OF
                                                        -----------------------------    YEAR ENDED     INCEPTION) TO
                                                        SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,     DECEMBER 31,
                                                            2000            1999            1999             1998
                                                        -------------   -------------   ------------   ----------------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................   $  (96,493)      $    834        $ 13,375        $   2,867
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization.....................       13,539             --              --               --
    Provision for doubtful accounts...................          820             --              --               --
    Non-cash cost of sales............................       98,194             --              --               --
    Equity in (income) loss of affiliate..............       41,703          7,820          (2,978)           2,507
    Minority interest.................................        9,632             --              --               --
    Changes in operating assets and liabilities:
      Accounts receivable.............................      (18,901)            --              --               --
      Receivable from affiliates......................       62,274             --         (89,735)              --
      Other assets....................................      (25,253)            --          (1,150)              (8)
      Deferred revenue................................      137,930             --              --               --
      Accounts payable and accrued liabilities........        8,889             --           1,131               --
      Payable to affiliates...........................      (87,072)            --         101,402               --
                                                         ----------       --------        --------        ---------
      Net cash provided by operating activities.......      145,262          8,654          22,045            5,366
                                                         ----------       --------        --------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired from consolidating Pacific Crossing
    Ltd. .............................................          606             --              --               --
  Change in restricted cash and cash equivalents......       80,299             --          92,882         (231,000)
  Purchase of property and equipment..................     (450,870)       (12,000)        (90,628)              --
  Acquisition of minority share in affiliate..........      (20,585)            --              --               --
  Cash paid for investments...........................      (25,000)            --         (92,906)              (6)
                                                         ----------       --------        --------        ---------
      Net cash used in investing activities...........     (415,550)       (12,000)        (90,652)        (231,006)
                                                         ----------       --------        --------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from capital contribution..................      280,032             --          73,013          231,018
  Minority interest investment in affiliates..........       84,275             --              --               --
                                                         ----------       --------        --------        ---------
      Net cash provided by financing activities.......      364,307             --          73,013          231,018
EXCHANGE RATE EFFECT ON CASH AND CASH EQUIVALENTS.....          (21)            --              --               --
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................       93,998         (3,346)          4,406            5,378
CASH AND CASH EQUIVALENTS, beginning of period........        9,784          5,378           5,378               --
                                                         ----------       --------        --------        ---------
CASH AND CASH EQUIVALENTS, end of period..............   $  103,782       $  2,032        $  9,784        $   5,378
                                                         ==========       ========        ========        =========
SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Decrease in accrued construction costs..............   $   69,882       $     --              --               --
  Contribution of East Asia Crossing development
    rights............................................                                     (10,970)              --
  Amortization of deferred finance costs..............        3,409             --              --               --
  Costs incurred for property and equipment...........     (524,161)       (12,000)        101,598               --
                                                         ----------       --------        --------        ---------
  Cash for property and equipment.....................   $ (450,870)      $(12,000)       $ 90,628        $      --
                                                         ==========       ========        ========        =========
  Non-cash capital contribution.......................   $  656,936       $     --        $ 12,913        $ 179,847
                                                         ==========       ========        ========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest and income taxes
    Interest paid and capitalized.....................   $   50,968       $     --        $     --        $      --
                                                         ==========       ========        ========        =========
    Interest paid (net of capitalized interest).......   $    1,162       $     --        $     --        $      --
                                                         ==========       ========        ========        =========
    Cash paid for taxes...............................   $       --       $     --        $     --        $      --
                                                         ==========       ========        ========        =========
  Details of consolidating Pacific Crossing Ltd.:
    Assets consolidated...............................   $1,124,138       $     --        $     --        $      --
    Liabilities consolidated..........................     (945,903)            --              --               --
                                                         ----------       --------        --------        ---------
                                                         $  178,235       $     --        $     --        $      --
                                                         ==========       ========        ========        =========

 The accompanying notes are an integral part of these supplemental statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                                     PERIOD FROM
                                                                                    APRIL 1, 1998
                                              NINE MONTHS ENDED                       (DATE OF
                                                SEPTEMBER 30,        YEAR ENDED     INCEPTION) TO
                                              ------------------    DECEMBER 31,    DECEMBER 31,
                                                2000       1999         1999            1998
                                              ---------    -----    ------------    -------------
                                                 (UNAUDITED)
NET INCOME (LOSS)...........................  $(96,493)    $834       $13,375          $2,867
  Foreign currency translation adjustment...       (21)      --            --              --
                                              --------     ----       -------          ------
COMPREHENSIVE INCOME (LOSS).................  $(96,514)    $834       $13,375          $2,867
                                              ========     ====       =======          ======

 The accompanying notes are an integral part of these supplemental statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

THROUGHOUT THESE SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.

 1. ORGANIZATION AND BACKGROUND

  Nature of Business

     Asia Global Crossing Ltd. (the "Company" or "Asia Global Crossing") intends to be the first pan-Asian telecommunications carrier to provide telecommunications services, including Internet, data, voice and web-hosting services to wholesale and business customers. Asia Global Crossing owns 64.5% of Pacific Crossing-1, a 21,000 kilometer undersea cable connecting the United States to Japan. The Company is constructing East Asia Crossing, a 17,000 kilometer undersea fiber optic cable that is expected to connect Japan to Hong Kong by the end of 2000. The Company expects to extend East Asia Crossing to Taiwan and Korea in the first half of 2001 and at a later time, to Malaysia, the Philippines and Singapore, and if when regulations permit, China. Both of these systems will be seamlessly connected to the Global Crossing network, which, including Pacific Crossing-1 and East Asia Crossing, consists of 162,544 announced route kilometers which will serve five continents, 27 countries and more than 200 major cities.

  Formation of the Joint Venture

     On September 8, 1999, Asia Global Crossing Ltd. was formed as a wholly owned subsidiary of Asia Global Crossing Holdings Ltd., an indirect wholly owned subsidiary of Global Crossing Ltd. ("Global Crossing"). On November 24, 1999, Asia Global Crossing Holdings Ltd. became a joint venture owned by Global Crossing, Softbank Corp. ("Softbank") and Microsoft Corporation ("Microsoft") (collectively, the "Founding Shareholders") who at the time owned 93.0%, 3.5% and 3.5% of Asia Global Crossing Holdings Ltd., respectively. In October 2000, the Company completed its initial public offering ("IPO"). (see note 12)

     Upon the formation of the joint venture, Microsoft and Softbank were each issued 1,750,000 shares of Class B common stock of Asia Global Crossing Holdings Ltd. for $175.0 million in cash paid by each of Microsoft and Softbank. Global Crossing received 46,500,000 shares of Class A common stock and 1,000 shares of Class C common stock of Asia Global Crossing Holdings Ltd. in consideration for, among other things, (1) its entire interest in Pacific Crossing Ltd. and (2) its development rights with respect to East Asia Crossing. The 1,000 shares of Class C common stock were subsequently transferred to The Goldman Sachs Group, Inc.

     Also, upon the formation of the joint venture, Microsoft and Softbank entered into a capacity commitment agreement to purchase capacity on the Global Crossing systems in an aggregate amount of $200 million over a three-year period from the date Pacific Crossing-1 is able to carry trans-Pacific traffic.

     On April 1, 1998, GCT Pacific Holdings Ltd. ("GCT Pacific") was formed as a wholly owned subsidiary of Global Crossing to hold Global Crossing's interest in Pacific Crossing-1. Global Crossing contributed GCT Pacific to the Company upon formation of the joint venture. Since Asia Global Crossing and GCT Pacific are entities under the common control of Global Crossing, Asia Global Crossing's consolidated financial statements are presented as if it were in existence on April 1, 1998, the date of inception of GCT Pacific, similar to a pooling of interests. On September 28, 1999, Asia Global Crossing completed a 100 for 1 stock split. All share and per share information have been adjusted to reflect the split retroactively.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  Pacific Crossing-1

     At December 31, 1999, Pacific Crossing-1 was owned by Pacific Crossing Ltd., a joint venture among GCT Pacific, SCS (Bermuda) Ltd. and Marubeni Pacific Cable Limited, all Bermuda companies (collectively, the "Pacific Crossing-1 Shareholders"), who owned 50.0%, 14.5% and 35.5% of Pacific Crossing Ltd., respectively. In addition to directly and indirectly owning 57.8% of Pacific Crossing-1 through GCT Pacific, before January 1, 2000, the Company's investment in Pacific Crossing Ltd. was accounted for as interest in affiliates under the equity method of accounting because it was not able to exercise effective control over Pacific Crossing Ltd. In March 2000, the Company increased its interest in Pacific Crossing Ltd. to 64.5% by acquiring the remaining interest in SCS Bermuda Ltd., and the Pacific Crossing-1 Shareholder agreement was amended, which enabled the Company to exercise effective control over Pacific Crossing Ltd. As a result, Pacific Crossing Ltd. has been consolidated as of January 1, 2000.

  East Asia Crossing

     On December 17, 1999, Asia Global Crossing awarded KDD Submarine Cable Systems Inc. a construction contract to build East Asia Crossing, to connect Japan, Hong Kong, Taiwan, and Korea, and will have the potential to connect into China, if and when regulations permit. On September 22, 2000, the Company entered into an agreement with NEC Corporation of Japan to extend East Asia Crossing to Singapore, Malaysia and the Philippines. The contract is worth approximately $475 million on a turnkey basis. Under the terms of the contract, NEC will connect Hong Kong to Singapore in ready-for-service condition in the fourth quarter of 2001. This contract with NEC is expected to add approximately 8,000 kilometers of undersea fiber optic cable to the system, bringing East Asia Crossing to approximately 19,500 kilometers.

2. SIGNIFICANT ACCOUNTING POLICIES

     These supplemental consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  a) Principles of Consolidation

     The supplemental consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

  b) Basis of Presentation

     Concurrent with the IPO, the Founding Shareholders contributed their respective interests in Hutchison Global Crossing Holdings Limited and subsidiaries ("HGC" or "Hutchison Global Crossing"), representing 50% of the total ownership interest in HGC, to the Company. At the same time, Global Crossing contributed its 49% interest in Global Access Limited ("GAL") to the Company. These contributions are accounted for by the Company similar to the pooling-of-interests method of accounting because HGC, GAL and the Company are entities under common control of Global Crossing. Prior to these contributions, Global Crossing accounted for its investments in HGC and GAL under the equity method of accounting.

     The supplemental consolidated financial statements have been prepared to give retroactive effect to the contribution of HGC and GAL to the Company by the Founding Shareholders and Global Crossing Ltd., respectively, at the completion of the IPO. The consolidated financial statements have been restated for all periods presented as if HGC, GAL and the Company had been always combined under the equity method of accounting since they were combined with Global Crossing. These

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES supplemental financial statements will become the historical consolidated financial statements of the Company after financial statements covering the date of completion of these contributions are issued.

     In preparing the supplemental consolidated financial statements, GAL's statement of operations for the period from December 5, 1998 through December 31, 1998 has been combined with the Company's consolidated statement of operation for the period from April 1, 1998 (date of inception) to December 31, 1998 under the equity method of accounting. GAL's statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 1999 have been combined with the Company's consolidated statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 1999, respectively, under the equity method of accounting. GAL and HGC's statement of operations for the nine months ended September 30, 2000 have been combined with the Company's consolidated statement of operations for the nine months ended September 30, 2000 under the equity method of accounting.

     Hutchison Global Crossing provides fixed network services, including international services, local fixed network services, and multimedia services, in the Hong Kong Special Administrative Region of the People's Republic of China. GAL provides communications network of services utilizing a network of terrestrial digital fiber optic cable systems in Japan.

     In connection with the contribution of GAL from Global Crossing Ltd., the Company issued a total of 36,625,125 shares of Class B common stock to Global Crossing Ltd.

  c) Interim Financial Information

     The supplemental consolidated financial statements of the Company as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 are unaudited. Adjustments, consisting of normal recurring adjustments to present the consolidated financial position of the Company, have been made, which in the opinion of management are necessary for a fair presentation. Results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

  d) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

     The Company's operations and ability to grow may be affected by numerous factors, including its limited operating history, its significant indebtedness, the delay in constructing its network, dependence on Global Crossing Ltd. and others for capacity and services, the ability to establish customer relationships, the growth of the Internet and other comparable markets, the ability to integrate acquisitions, retaining key personnel, political conditions in Asia, foreign currency exchange fluctuations, changes in tax regulations, changes in customer requirements, new laws and governmental regulations and policies, technological advances, entry of new competitors and changes in the willingness of financial institutions and other lenders to finance acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the telecommunications industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  e) Development Stage Company

     The Company was in its development stage until December 1999 when the first segment of Pacific Crossing-1 became ready for commercial service, and Pacific Crossing Ltd. began generating revenue.

  f) Revenue Recognition

     Services

     Revenue from sales of capacity under operating-type leases are recognized over the period the service is provided, net of an estimate for uncollectible accounts. Payments received from customers before the relevant criteria for revenue recognition is satisfied are included in deferred revenue.

     Sales-Type Leases

     Revenue from Capacity Purchase Agreements ("CPAs") that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser, which occurs when (1) the purchaser obtains the right to use the capacity, which can only be suspended if the purchaser fails to pay the full purchase price or fulfill its contractual obligations, (2) the purchaser is obligated to pay Operations, Administration and Maintenance ("OA&M") costs and (3) the segment of a system related to the capacity purchased is available for service. Certain customers who have entered into CPAs for capacity have paid deposits toward the purchase price which have been included as deferred revenue in the accompanying consolidated balance sheets. The Company follows the criteria set forth in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66") for contracts which qualify for sales-type lease accounting.

     The Company offers customers flexible bandwidth products to multiple destinations and anticipates that many of the contracts for subsea circuits entered into will be part of a service offering. Therefore, the Company anticipates that many of these contracts will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, the Company will defer revenue related to those circuits and amortize that revenue over the appropriate term of the contract. Accordingly, the Company will treat cash received, but not recognized, as deferred revenue. In certain circumstances, should a contract meet all of the requirements of sales-type lease accounting, the Company will recognize revenue without deferral upon payment and activation.

     The principal effect of the change in the type of contracts offered to the Company's customers beginning on January 1, 2000 is that an increasing percentage of capacity sales will be accounted for as operating leases rather than sales-type leases, resulting in more revenue from such sales being deferred into future periods than was previously the case. Accordingly, this change in contract terms will reduce revenue recognized upon activation of circuits in earlier periods and increase revenue recognized in later periods.

     As of December 31, 1999, the Company had an aggregate backlog of approximately $25 million in capacity sales contracts for which revenue will be recognized using sales-type lease accounting upon activation. For the remaining backlog as of that date, revenue will be recognized using operating lease accounting, that is amortized over the life of the contract.

     For the nine months ended September 30, 2000, sales-type lease revenue was $123.1 million. There was no revenue for the year ended December 31, 1999.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  g) Cost of Sales

     Services

     Costs relating to capacity contracts accounted for as operating leases are treated as fixed assets and, accordingly, are depreciated over the estimated useful life of the capacity.

     Sales-Type Leases

     At the date each segment of a system becomes operational, the related amounts included in construction in progress are reclassified (see note 2h), and depreciation commences. For contracts that meet the criteria for sales-type lease accounting, the Company's policy provides for recording cost of sales in the period in which the related revenue is recognized in addition to the depreciation charge described below. The amount charged to cost of sales is determined by calculating the estimated net book value of the specific capacity at the time of the sale, which includes total expected cost of the System and the cost of the additional capacity that the Company has the intent and ability to add through upgrades, provided the need for such upgrades is supported by a third-party consultant's revenue forecast.

  h) Cash and Cash Equivalents, Restricted Cash and Cash Equivalents

     The Company considers cash in banks and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At September 30, 2000, December 31, 1999 and 1998, $75.7 million, $138.1 million and $231.0 million, respectively, were restricted for the construction of Pacific Crossing-1.

  i) Property and Equipment

     Property and equipment is stated at cost, net of depreciation and amortization. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed when incurred. Costs incurred prior to a segment's completion are reflected as construction in progress in the accompanying supplemental consolidated balance sheets and recorded as property and equipment at the date each segment of the system becomes operational. Construction in progress includes direct expenditures for construction of the systems and is stated at cost. Capitalized costs include costs incurred under the construction contract; advisory, consulting and legal fees. Once it is probable that a cable system will be constructed, costs directly identifiable with the cable system under development are capitalized. Costs relating to the evaluation of new projects incurred prior to the date the development of the network system becomes probable are expensed as incurred.

     Interest incurred, which includes the amortization of deferred finance fees, is capitalized in accordance with Statement of Financial Accounting Standards No. 34 "Capitalization of Interest Costs".

     Total interest cost incurred and interest capitalized to construction in progress during the periods presented were:

                                                               NINE MONTHS
                                                                  ENDED
                                                            SEPTEMBER 30, 2000
                                                            ------------------
                                                               (UNAUDITED)
Interest cost incurred..................................         $51,233
                                                                 =======
Interest cost capitalized to construction in progress...         $49,815
                                                                 =======

     Depreciation is provided on a straight-line basis over the estimated useful lives of the related property and equipment, with the exception of leasehold improvements and assets acquired through

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES capital leases, which are depreciated over the lesser of the estimated useful lives or the term of the lease. Estimated useful lives are as follows:

Buildings...................................................    10-40 years
Leasehold improvements......................................     2-25 years
Furniture, fixtures and equipment...........................     2-30 years
Transmission equipment......................................     3-25 years

     The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss would be recognized equal to an amount by which the carrying value exceeds the fair value of the assets. In June 2000, the Company reduced the carrying value of certain purchased capacity held for sale from $48 million to $10 million. In 1999, when the capacity was originally purchased it was the Company's intention to re-sell it to third party customers. Subsequent to the acquisition of this capacity, the Company's business plan changed primarily due to the expanded construction of its Asian networks. In June 2000, based upon the changes in its network and business plan, the Company determined that it had no alternative use for this capacity and entered into discussions for its sale to various third party customers. Accordingly, the Company recognized a loss of $38 million in respect of the excess of the carrying value of the capacity over its current fair value of $10 million. In September 2000, all such purchase capacity was sold and an additional loss of $2.5 million was recognized.

  j) Deferred Finance Costs

     Costs incurred to obtain financing through the issuance of long term debt have been reflected as an asset in the accompanying consolidated balance sheets. The financing costs relating to the long term debt are amortized over the lesser of the term of the related debt agreements or the expected payment date of the debt obligation. During the construction period, the amortized portion of deferred financing costs relating to the long term debt are included in construction in progress as a component of interest capitalized or recorded as interest expense in accordance with Statement of Financial Accounting Standards
(SFAS) No. 34 "Capitalization of Interest Cost".

  k) Financial Instruments

     The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The counterparties to the derivative financial instruments in effect as of September 30, 2000 are Canadian Imperial Bank of Commerce ("CIBC"), a related party to Global Crossing Ltd., and Deutsche Bank AG. The Company is exposed to credit loss in the event of nonperformance by these counterparties. As of September 30, 2000, the Company did not utilize derivative financial instruments for trading or other speculative purposes.

     As discussed in Note 10, Pacific Crossing Ltd. has entered into an interest rate swap agreement to hedge its exposure to interest rates on its long-term debt. Hedge accounting was applied in respect of these instruments; accordingly, the net cash amounts paid or received on the agreement are accrued and recognized as an adjustment to interest expense on the related debt.

  l) Translation of Foreign Currencies

     Transactions in foreign currencies are translated into United States dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES currencies at year end are translated into United States dollars at the rate of exchange at that date. For all periods prior to September 30, 2000, the effect of foreign currency transactions were immaterial.

  m) Income Taxes

     The Company recognizes current and deferred income tax assets and liabilities as applicable based upon all events that have been recognized in the supplemental consolidated financial statements as measured by the enacted tax laws.

  n) Investments

     Investments in which the Company does not have significant influence or in which the Company holds an ownership interest of less than 20% are recorded using the cost method of accounting. The equity method of accounting is applied for investments in affiliates, if the Company owns an aggregate of 20% to 50% of the affiliate and if the Company exercises significant influence over the affiliate. The equity method is also applied for entities in which the Company's ownership is in excess of 50% but over which the Company is unable to exercise effective control, due to minority shareholders participating in significant decisions in the ordinary course of business. If the Company holds more than 50% of the ownership and is able to exercise effective control, the owned entity's financial statements and the appropriate deductions for minority interest are included in the accompanying supplemental consolidated financial statements.

  o) Concentration of Credit Risk

     The Company has some concentration of credit risk among its customer base. The Company performs ongoing credit evaluations of its larger customer's financial condition. As of September 30, 2000, the Company's receivables were with three customers and were net of an allowance for doubtful accounts of $0.8 million.

  p) Segment Reporting

     The Company is a single segment operating company providing telecommunications services. For all periods prior to September 30, 2000, the Company's revenues have been principally derived from sales of wholesale capacity to telecommunications carriers and business customers.

  q) Recent Accounting Standards

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to fiscal quarters beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. The impact of the adoption of this standard has not been quantified.

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. Our supplemental financial statements reflect the accounting guidance in SAB 101 for all periods presented.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                     DECEMBER 31,
                                                SEPTEMBER 30,    --------------------
                                                    2000           1999        1998
                                                -------------    --------    --------
                                                 (UNAUDITED)
Terrestrial capacity..........................   $   69,224      $ 10,795    $     --
Deposits on subsea capacity...................           --        48,000          --
Construction in progress......................    1,287,131        42,803          --
Subsea transmission equipment.................      325,225            --          --
Leasehold improvements........................        6,858            --          --
Furniture, fixtures and equipment.............        9,914            --          --
                                                 ----------      --------    --------
     Total property and equipment.............    1,698,352       101,598          --
     Less: accumulated depreciation...........      (13,080)           --          --
                                                 ----------      --------    --------
     Total property and equipment, net........   $1,685,272      $101,598    $     --
                                                 ==========      ========    ========

     No depreciation and amortization expense was incurred for property and equipment for all periods prior to December 31, 1999. Depreciation and amortization expense for the nine months ended September 30, 2000 was $13.5 million.

4. INVESTMENTS IN AFFILIATE

     The Company's investments in affiliate consist of the following (in thousands):

                                                                     DECEMBER 31,
                                                SEPTEMBER 30,    --------------------
                                                    2000           1999        1998
                                                -------------    --------    --------
                                                 (UNAUDITED)
Investment in (advances from) Pacific Crossing
  Ltd. .......................................    $     --       $102,954    $ (2,502)
Pacific Crossing-1 development costs..........          --        160,484     163,141
Investment in Global Access Limited...........      16,263         22,693      16,695
Investment in Hutchison Global Crossing.......     621,663             --          --
                                                  --------       --------    --------
     Total investments in affiliate...........    $637,926       $286,131    $177,334
                                                  ========       ========    ========

  Investment in Global Access Limited

     In December 1998, Global Crossing formed a joint venture, Global Access Limited ("GAL"), to construct and operate a terrestrial cable system connecting Tokyo, Osaka and Nagoya with PC-1. Global Crossing had a 49% interest in GAL and accounted for its investment in GAL under the equity method of accounting because Global Crossing was not able to exercise effective control over their operations. Concurrent with the IPO, Global Crossing contributed its 49% interest in GAL to the Company. Since GAL and the Company are entities under common control of Global Crossing, this contribution was accounted for by the Company similar to the pooling-of-interests method of accounting.

  Investment in Hutchison Global Crossing

     On January 12, 2000, Global Crossing and Hutchison Whampoa formed a joint venture called Hutchison Global Crossing ("HGC"). This joint venture was owned in equal parts by Global Crossing and Hutchison Whampoa. In exchange for its 50% interest, Hutchison Whampoa contributed to the joint venture its existing building-to-building fixed line telecommunications network in Hong Kong and certain Internet-related assets previously held by Hutchison Telecommunications Ltd. In exchange for Global Crossing's 50% interest, Global Crossing contributed to the joint venture international

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES telecommunications capacity rights on its network valued at $200 million, know-how and services related to Internet data centers valued at $150 million and $50 million in cash. In addition, Global Crossing issued to Hutchison Whampoa $400 million aggregated liquidation preference of Global Crossing's
6 3/8% cumulative convertible preferred stock. The excess of purchase price over net assets acquired of $608.6 million was allocated to goodwill and other identifiable assets, which are being amortized on the straight-line method over 10 to 25 years.

     In connection with the IPO, Softbank and Microsoft each purchased 19% of Global Crossing's interest in HGC. Concurrently, Softbank, Microsoft and Global Crossing contributed all of their respective interests in HGC to the Company. Since HGC and the Company are entities under common control of Global Crossing, this contribution was accounted for by the Company similar to the pooling-of-interests method of accounting.

  Pacific Crossing-1

     Prior to January 21, 1998, Pacific Capital Group, Inc. and its affiliates, a significant shareholder of Global Crossing Ltd., began development of Pacific Crossing-1 and other fiber optic cables. Through January 21, 1998, such development included assembling a management team, negotiating with potential suppliers, partners, financing sources, obtaining preliminary market and feasibility studies and developing technical requirements. During January 1998, Global Crossing Ltd.'s Board determined that it was in its best interests to pursue these new systems, obtain the results of the work and the employees then within the scope of activity of Pacific Capital Group, Inc. and broaden the goals, objectives and business plan of Global Crossing Ltd. In consideration of Pacific Capital Group, Inc. transferring the results of its activities and becoming limited in its future activities in fiber optic telecommunications other than through Global Crossing Ltd., Global Crossing Ltd.'s Board approved and the shareholders subsequently ratified a transaction whereby Pacific Capital Group, Inc. received certain cash reimbursements and entered into a warrant agreement ("PCG Warrants") under which Pacific Capital Group, Inc. was granted warrants for Global Crossing Ltd.'s common stock in exchange for the rights to continue the development of Pacific Crossing-1 and the other fiber optic cables.

     The PCG Warrants were accounted for pursuant to the Emerging Issues Task Force 96-18, "Accounting for Equity Instruments with Variable Terms that are Issued for Consideration other than Employee Services under FASB Statement No. 123" ("EITF 96-18"). Under EITF 96-18, the fair value of equity instruments issued for consideration other than employee services should be measured using the stock price or other measurement assumptions as of the date at which a firm commitment for performance level has been reached. At the date of the initial public offering of Global Crossing Ltd., the Pacific Capital Group, Inc. Warrants attributable to Pacific Crossing-1 were valued at approximately $163.0 million and allocated to GCT Pacific.

     As of January 1, 2000, Pacific Crossing Ltd. was consolidated into the Company. As a result, the Pacific Crossing-1 development costs were reclassified into property and equipment in the accompanying supplemental consolidated balance sheet as of September 30, 2000, which were for the balance sheets as of December 31, 1999 and 1998 included in investment in affiliates.

     The summarized consolidated financial statements of Pacific Crossing Ltd. are as follows as of (in thousands):

                                                          DECEMBER 31,
                                                 -------------------------------
                                                     1999             1998
                                                 ------------    ---------------
Current assets...............................     $   88,030        $  8,551
Total assets.................................      1,124,138         231,677
Current liabilities..........................        185,267          25,626
Total shareholders' equity (deficit).........     $  178,235        $ (4,329)

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                                                   MAY 4, 1998
                                                                    (DATE OF
                                                  YEAR ENDED      INCEPTION) TO
                                                 DECEMBER 31,     DECEMBER 31,
                                                     1999             1998
                                                 ------------    ---------------
Revenues.....................................      $61,100           $    --
Operating income (loss)......................       24,209            (1,627)
Net income (loss)............................      $21,729           $(4,341)

5. TAXES

     The Company accounts for income taxes in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

     Bermuda does not impose a statutory income tax and consequently no provision for income taxes was recorded for any entities incorporated in Bermuda. Income tax provision benefits recorded for losses incurred by certain subsidiaries of the Company which are located in jurisdictions which impose income taxes were offset by the establishment of valuation allowances in accordance with SFAS 109.

6. LONG-TERM DEBT

     The Company's subsidiary, Pacific Crossing Ltd. has an $850.0 million aggregate senior secured non-recourse loan facility (the "Pacific Crossing-1 Credit Facility") with a group of banks led by CIBC, a related party of Global Crossing Ltd., and Deutsche Bank AG, for the construction and financing costs of Pacific Crossing-1. The Pacific Crossing-1 credit facility is comprised of an $840.0 million multiple draw down term loan facility (the "Pacific Crossing-1 Term Facility") and a $10.0 million working capital facility (the "Pacific Crossing-1 Working Capital Facility"). Of the $840.0 million Pacific Crossing-1 Term Facility, $50.0 million is restricted to fund the first System upgrade. The Pacific Crossing-1 Credit Facility is secured by pledges of the stock of Pacific Crossing Ltd. and its subsidiaries and by a security interest in its assets and revenues. As of September 30, 2000, Pacific Crossing-1 had an outstanding balance of $750.0 million under the Pacific Crossing-1 Credit Facility. No amounts have been repaid to the lenders.

     Under the Pacific Crossing-1 Credit Facility, Pacific Crossing Ltd. may select loan arrangements as either a Eurodollar loan or an Alternative Base Rate ("ABR") loan. The Eurodollar interest rate is LIBOR plus 2.25-2.50% and the ABR interest rate is the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%, plus 1.25-1.50%. As of September 30, 2000, all outstanding loans were Eurodollar loans. The Pacific Crossing-1 Credit Facility contains various covenants that (1) limit further indebtedness by Pacific Crossing Ltd. and its subsidiaries, (2) limit the ability of Pacific Crossing Ltd. to pay dividends, (3) require Pacific Crossing Ltd. to meet certain minimum capacity sales levels and (4) require Pacific Crossing Ltd. to meet a minimum interest coverage ratio for the years 2001 through to the maturity of the Pacific Crossing-1 Credit Facility. The Pacific Crossing-1 Credit Facility is repayable in ten semi-annual installments ("Mandatory Repayments"), commencing 135 days after the System is ready for service.

     Pacific Crossing Ltd. has entered into two interest rate swap transactions based on one month LIBOR to minimize its exposure to increases in interest rates on its borrowings. The swap transactions fix Pacific Crossing Ltd.'s floating interest rate at 4.985% on a notional amount of borrowings ranging between $200.0 million and $500.0 million until January 31, 2004.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

     The expected maturities of long term debt are as follows:

Year Ending December 31,                                      (IN THOUSANDS)
  2000......................................................     $     --
  2001......................................................       83,260
  2002......................................................       93,260
  2003......................................................      113,260
  2004......................................................      118,260
  Thereafter................................................      341,960
                                                                 --------
         Total..............................................     $750,000
                                                                 ========

7. RELATED PARTY TRANSACTIONS

  Shareholders Agreement

     The Founding Shareholders are parties to a shareholders agreement, which contains important provisions relating to, among other things, the governance of the Company's business. The shareholders agreement details, among other things, the composition of the Company's Board of Directors, actions requiring the approval of directors appointed by Microsoft and Softbank, the preparation of strategic plans, activities in which the Founding Shareholders are prohibited from engaging in Asia without each other's consent, additional obligations of Microsoft and Softbank to the Company, Asia Global Crossing's obligation to purchase certain technology from Microsoft, and restrictions on the transfer of Asia Global Crossing's common stock.

  Shared Services and Operating Agreement

     Global Crossing Ltd. and the Company entered into an agreement that governs the relationship between the companies and their respective subsidiaries and affiliates, including provision of network services, coordination and use of bundled service offerings, marketing, pricing of service offerings and strategies, branding, rights with respect to intellectual property and other shared technology and operational, maintenance and administrative services.

  Affiliate Transactions for Network Capacity

     During its normal course of business, Asia Global Crossing and its subsidiaries purchase and sell network capacity from and to affiliates. The Company, through one of its wholly owned subsidiaries, purchases terrestrial network capacity in Japan from Global Access Limited, a 49.0%-owned affiliate of the Company upon closing of the IPO, and Pacific Crossing-1 network capacity from Pacific Crossing Ltd., a 64.5%-owned affiliate of the Company. The prices of Global Access Limited capacity were determined by Asia Global Crossing and Global Access Limited, and the prices of Pacific Crossing-1 capacity were determined by Asia Global Crossing and Pacific Crossing Ltd. Prices are reviewed and adjusted periodically based on market conditions. The Company and its subsidiaries sell network capacity directly and indirectly through Global Crossing Ltd. and its affiliates, to third-party customers. Receivables and payables from/to affiliates are primarily related to these transactions.

     Revenue from the sales of capacity to Global Crossing for the nine months ended September 30, 2000 was $89.5 million. The Company purchased approximately $69.2 million and $10.8 million, respectively of capacity from Global Crossing and Global Access Limited during the nine months ended September 30, 2000 and the year ended December 31, 1999. There was no revenue or purchases with related parties for the nine months ended September 30, 1999.

  Corporate Services

     Certain affiliated companies, which are indirect wholly-owned subsidiaries of Global Crossing Ltd., provide Asia Global Crossing with general corporate services, including accounting, legal, human resources, information systems services and other office functions. The related charges are allocated

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES to the Company based on estimated usage of the common resources. The estimated usage factors are agreed upon on a periodic basis. Management believes that the allocation methodology is reasonable. For November 24, 1999 (inception date of the joint venture) to December 31, 1999, the related shared service charges to the Company were $0.5 million. For the nine months ended September 30, 2000, the related charges totaled $4.1 million. There were no related charges for the nine months ended September 30, 1999. Had the Company provided these management services on a stand alone basis, there could be no assurance that these costs would be the same.

  Maintenance Agreements

     Pacific Crossing Ltd. has entered into OA&M agreements with Global Access Ltd. and with Global Crossing Network Center, Ltd. ("GCNC"), a subsidiary of Global Crossing Ltd., whereby Global Access Limited and GCNC are obligated to provide operating, administration and maintenance functions for Pacific Crossing-1. The OA&M agreement with GCNC is for an initial term of eight years with two renewal periods of five years each at the Company's option. The OA&M agreement with Global Access Limited is for an initial term of eight years with two renewal periods of eight and one-half years each at the Company's option. The OA&M costs related to this agreement are expensed as incurred. Pacific Crossing Ltd. recorded an expense of $4.5 million and $32.3 million for the nine months ended September 30, 2000, under the agreement with Global Access Limited and GCNC, respectively.

  Notes Receivable from Employees

     Certain key employees of Asia Global Crossing had interest-free loans from the Company. On the first, second, and third anniversary of the employee's start date, a third of the original loan will be forgiven. The Company amortizes these notes receivable to salary and benefit expense over three years on a straight-line basis. At September 30, 2000, the unamortized outstanding balance was $13.0 million and is included in other assets in the accompanying supplemental consolidated balance sheet.

  East Asia Crossing

     A direct wholly-owned subsidiary of Global Crossing Ltd. developed East Asia Crossing. These development rights were contributed directly to the Company. The value of these development rights totaling $11.0 million was based on the estimated total system costs including upgrades of East Asia Crossing and included in property and equipment.

8. GEOGRAPHIC SEGMENTATION

                                                 (IN THOUSANDS)
                                  SEPTEMBER 30, 2000         DECEMBER 31, 1999
                                -----------------------   -----------------------
                                             LONG-LIVED                LONG-LIVED
                                REVENUE(1)   ASSETS(2)    REVENUE(1)   ASSETS(2)
                                ----------   ----------   ----------   ----------
                                      (UNAUDITED)
United States.................   $ 94,636    $  173,116    $     --     $     --
Asia..........................     26,590       266,986          --       19,240
Europe........................     10,050            --          --           --
International Waters..........         --     1,258,250          --       82,358
                                 --------    ----------    --------     --------
Consolidated..................   $131,276    $1,698,352    $     --     $101,598
                                 ========    ==========    ========     ========

---------------
(1) Revenue is classified according to the primary point of presence of the end customer. During the nine months ended September 30, 2000, there were six customers located in the United States that accounted for 72.1% of consolidated revenue.

(2) Long-lived assets include capacity available for sale and construction in progress as of September 30, 2000 and December 31, 1999.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

9. COMMITMENTS

     At December 31, 1999, Asia Global Crossing was committed under its contracts with KDD-SCS for future East Asia Crossing construction cost totaling approximately $587.0 million, over the next two years. At September 30, 2000, the remaining committed construction cost was $494.0 million.

     At September 30, 2000, Pacific Crossing Ltd. was committed under contracts with Tyco Submarine Systems Ltd. ("TSSL") for remaining construction costs of Pacific Crossing-1 totaling approximately $4.9 million. In August 2000, the Company placed an order with Tycom, an affiliate of TSSL to increase the capacity on Pacific Crossing-1 from 80 Gbps to 240 Gpbs. At September 30, 2000, the remaining committed construction cost with Tycom was $73.2 million.

     At December 31, 1999, the Company had various noncancelable operating leases for office buildings and network operation centers. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 (in thousands):

2000........................................................  $  984
2001........................................................     853
                                                              ------
                                                              $1,837
                                                              ======

     The following amounts are payable to GCNC under an OA&M agreement (see note
7):

                                                        (IN THOUSANDS)
Year Ending December 31,
  2000................................................      $43,000
  2001................................................       43,000
  2002................................................       42,200

     These fees will increase by 3.0% each year starting in the year ended December 31, 2003, through the end of the agreement in 2007.

     Under an additional OA&M agreement, Pacific Crossing Ltd. is committed to paying Global Access Ltd. $5.8 million each year through 2002, increasing by 3.0% thereafter through 2007 (see note 7).

10. FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accrued construction costs, accounts payable and accrued liabilities, accrued interest, obligations under capital leases and long term debt approximate their fair value due to their short-term or variable interest nature. At September 30, 2000, the fair value of the interest rate swap entered into by Pacific Crossing Ltd. is $19.6 million and is based on market quotes.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's unaudited quarterly results are as follows (in thousands):

                                                           1998 QUARTER ENDED
                                                 --------------------------------------
                                                 JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                 -------    ------------    -----------
Revenue......................................    $   --        $   --         $   --
Operating loss...............................    $   --        $   --         $   --
Net income...................................    $   --        $2,207         $  660

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                                      1999 QUARTER ENDED
                                      --------------------------------------------------
                                      MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                      --------    -------    ------------    -----------
Revenue.............................   $   --     $   --        $   --         $    --
Operating loss......................   $   --     $   --        $  (66)        $(1,135)
Net income..........................   $1,349     $1,696        $2,435         $14,810

12. SUBSEQUENT EVENTS

     On January 26, 2000, the Company announced an agreement to create GlobalCenter Japan, a joint venture with Japan's Internet Research Institute, Inc. ("Internet Research Institute"). GlobalCenter Japan will design, develop and construct a data center in Japan providing connectivity worldwide through the Global Crossing network. The joint venture will also develop and provide complex Web-hosting services, e-commerce support and applications hosting solutions. The Company will own 89.0% of GlobalCenter Japan, with Internet Research Institute owning the remaining 11.0%.

     On March 17, 2000, GCT Pacific entered into Stock Purchase Agreements with the other shareholders of SCS (Bermuda) Ltd. to purchase their interests for cash. Upon completion of the transactions, GCT Pacific will own 100% interest of SCS (Bermuda) Ltd., and as a result will increase the Company's ownership interest in Pacific Crossing Ltd. to 64.5%. In connection with this transaction, Asia Global Crossing granted an option to Marubeni, a joint venture partner in Pacific Crossing Ltd. to purchase $7.0 million of Asia Global Crossing's Class A common stock at the initial public offering price.

     On March 24, 2000 the Pacific Crossing Ltd. Shareholder Agreement was amended to allow the Company to exercise effective control over Pacific Crossing Ltd. Accordingly, the Company will consolidate the operations of Pacific Crossing Ltd. as of January 1, 2000.

     On October 12, 2000, the Company completed its initial public offering ("IPO") in which it sold 68 million shares of its Class A common stock at a price of $7.00 per share. The net proceeds of the IPO, which the Company received on October 12, 2000, after deducting underwriting discounts, commissions and costs were approximately $451.8 million. On November 8, 2000, an additional 500,000 shares at $7.00 per share were sold in connection with the exercise of the underwriters' over-allotment option. The additional net proceeds were approximately $3.3 million after deducting the underwriters' discounts and commissions.

     Concurrently with the completion of the IPO, the Company reorganized its share capital as follows:

     (1) the authorized share capital of the Company increased from $12 thousand to $25.2 million, with the authorized share capital consisting of (a) 1,200,000,000 shares of Class A common stock, (b) 1,200,000,000 shares of Class B common stock and (c) 120,000,000 shares of preferred stock;

     (2) the 1,200,000 shares of the Company's already issued and outstanding common stock were redesignated as Class B common stock, and the Company issued 448,800,000 shares of Class B common stock to Asia Global Crossing Holdings Ltd.;

     (3) Asia Global Crossing Holdings Ltd. repurchased its shares of Class A common stock and Class C common stock held by Global Crossing and shares of Class D common stock held by Microsoft;

     (4) in return for the repurchase of such shares, Asia Global Crossing Holdings Ltd. transferred to Global Crossing Ltd. 279,000,000 shares of Class B common stock of the Company and to

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

         Microsoft 85,500,000 shares of Class B common stock of the Company. The shares were originally held by Asia Global Crossing Holdings Ltd., which became a wholly-owned subsidiary of Softbank after the IPO;

     (5) the Company issued to Global Crossing Ltd. 36,625,125 shares of Class B common stock of the Company in return for the transfer of shares of Pacific Crossing Holdings Ltd., a subsidiary of Global Crossing Ltd., which included the interest in Global Access Limited which was contributed to the Company at the time of the IPO;

     (6) Class A common stockholders have a right to one vote per share, while holders of Class B common stock have a right to 10 votes per share;

     (7) the Company had a 375 for 1 stock split. All share and per share information have been adjusted to reflect the stock split retroactively.

     Concurrent with the closing of the IPO, the Company issued a series of senior unsecured notes ("Senior Notes") at a price of 97.990%. The Senior Notes have a face value of $408 million, mature on October 15, 2010 and bear an interest rate of 13.375%. Interest on the Senior Notes is payable on April 15 and October 15 of each year, beginning April 15, 2001.

     At the completion of the IPO, the Founding Shareholders contributed their respective interests in Hutchison Global Crossing to the Company. Also, Global Crossing Ltd. contributed its interest in Global Access Limited to the Company. The Company indemnified Global Crossing Ltd. for certain contingent liabilities that may arise relating to the contribution of its interest in Hutchison Global Crossing. Additionally, the Company purchased from Global Crossing Ltd. all outstanding shareholder loans it made to Hutchison Global Crossing and Global Access Limited.

     Concurrently with the closing of the IPO, the Company entered into two subordinated notes ("Subordinated Notes") with Global Crossing. Under the terms of the Subordinated Notes, Global Crossing committed to loan the Company up to $200 million under each note which can be reduced in an amount based on any net cash proceeds received by the Company from (a) the issuance of any shares of the Company's capital stock subsequent to the Company's IPO (excluding any shares sold as part of the exercise by the underwriters of their over-allotment option in connection with the IPO) and (b) the issuance of any indebtedness which meet certain conditions under the terms of the Subordinated Notes. One of the Subordinated Notes is available for borrowings until certain conditions are met and the second Subordinated Note is available for borrowings until December 31, 2002. The Subordinate Notes mature on April 15, 2011 and bear interest at a rate of 14.875%. Interest shall be payable in cash semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2001. Interest due on or before October 15, 2005 will be settled by increasing the outstanding principal amount.

     On October 12, 2000, the Asia Global Crossing Ltd. 2000 Stock Incentive Plan (the "Plan") was made effective. The Plan is administered by the Company's Board of Directors, which may delegate its duties in whole or in part to any subcommittee solely consisting of at least two individuals who are non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and outside directors within the meaning of Section 162 (m) of the Internal Revenue Code. The Plan allows the Board of Directors to make awards of stock options and stock appreciation rights, which can be granted either in conjunction with, or independent of, stock options, and other stock-based awards to any individual who is selected by the Board of Directors to participate the Plan.

     In light of the unfavorable market conditions at the time of the IPO, the Company subsequently determined to amend the formula pursuant to which the number of shares of its Class A common

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES stock underlying options (the "Option Shares") is granted to employees. Previously, the number of Option Shares the Company authorized for each employee was calculated by dividing a specified amount for each employee by the IPO price of its Class A common stock, $7.00 per share. Pursuant to the amended option formula, the number of each employee's option shares will be calculated by dividing such employee's specified option amount by $10.00. The effect of this amendment is to decrease the percentage of outstanding Option Shares held by (a) the Company's five most highly compensated employees from 5.43% to 4.07% of its total outstanding shares and (b) all of the Company's employees from 7.85% to 5.49% of its total outstanding shares.

     A total of approximately 83.2 million shares are currently authorized for issuance under the Plan. As of the date of the IPO, approximately 30.5 million shares of options have been granted under the Plan. The maximum number of shares for which options and stock appreciation rights may be granted during each calendar year to any participant is 5,000,000 shares. No award may be granted under the Plan after the tenth anniversary of its effective date, but awards granted before that date may extend beyond that date.

13. SUPPLEMENTARY FINANCIAL INFORMATION

     Upon the completion of the IPO, the Founding Shareholders contributed their respective interests in Hutchison Global Crossing to the Company. Also, Global Crossing contributed its interest in Global Access Limited to the Company. These contributions will be accounted for by the Company in a manner similar to a pooling of interests. Further, as of January 1, 2000, Pacific Crossing Ltd. has been consolidated by the Company.

     The unaudited summarized consolidated statements of operations of Pacific Crossing Ltd., Global Access Limited and Hutchison Global Crossing are as follows:

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
PACIFIC CROSSING LTD.
  Revenue...................................................  $125,388    $     --
                                                              ========    ========
  Operating income (loss)...................................  $ 26,953    $ (4,425)
                                                              ========    ========
  Net income (loss).........................................  $ 27,875    $ (7,541)
                                                              ========    ========
GLOBAL ACCESS LIMITED
  Revenue...................................................  $ 15,024    $     --
                                                              ========    ========
  Operating income (loss)...................................  $(11,673)   $ (7,430)
                                                              ========    ========
  Net income (loss).........................................  $(13,123)   $ (7,457)
                                                              ========    ========
HUTCHISON GLOBAL CROSSING
  Revenue...................................................  $ 91,987    $ 79,170
                                                              ========    ========
  Operating income (loss)...................................  $(27,531)   $(19,731)
                                                              ========    ========
  Net income (loss).........................................  $(27,510)   $(24,518)
                                                              ========    ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Asia Global Crossing Ltd.:

     We have audited the accompanying consolidated balance sheets of Asia Global Crossing Ltd. (a Bermuda company) and its subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholder's equity, cash flows and comprehensive income for the year ended December 31, 1999 and for the period from April 1, 1998 (Date of Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Global Crossing Ltd. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999 and for the period from April 1, 1998 (Date of Inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen

Hamilton, Bermuda
February 23, 2000
(except the matter discussed in Note 12, as to which the date is March 24, 2000)

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                 DECEMBER 31,
                                                              SEPTEMBER 30,   -------------------
                                                                  2000          1999       1998
                                                              -------------   --------   --------
                                                               (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.................................   $  103,782     $  9,784   $  5,378
  Restricted cash and cash equivalents......................       57,271           --         --
  Accounts receivable, net..................................       24,480           --         --
  Receivable from affiliates................................       88,561       89,735         --
  Other assets..............................................       15,423        1,170         20
                                                               ----------     --------   --------
         Total current assets...............................      289,517      100,689      5,398
                                                               ----------     --------   --------
Restricted cash and cash equivalents........................       18,462      138,118    231,000
Property and equipment, net.................................    1,685,272      101,598         --
Deferred finance fees, net..................................       21,969           --         --
Other assets................................................       39,401           --         --
Investments in affiliate....................................           --      263,438    160,639
                                                               ----------     --------   --------
         Total assets.......................................   $2,054,621     $603,843   $397,037
                                                               ==========     ========   ========
LIABILITIES:
Current liabilities:
  Accrued construction costs................................   $  230,699     $     --   $     --
  Accounts payable and accrued liabilities..................       16,472        1,131         --
  Deferred revenue..........................................        5,103           --         --
  Payable to affiliates.....................................       21,909      101,402         --
                                                               ----------     --------   --------
         Total current liabilities..........................      274,183      102,533         --
                                                               ----------     --------   --------
Long-term debt..............................................      750,000           --         --
Long-term deferred revenue..................................      142,681           --         --
Other long-term liabilities.................................        1,421           --         --
Loan payable to affiliate...................................        9,780           --         --
                                                               ----------     --------   --------
         Total liabilities..................................    1,178,065      102,533         --
                                                               ----------     --------   --------
Minority interest...........................................      150,026           --         --
SHAREHOLDER'S EQUITY:
Common stock par value $.01, 450,000,000 shares authorized,
  issued and outstanding as of September 30, 2000, December
  31, 1999 and 1998.........................................        4,500        4,500      4,500
Additional paid-in capital..................................      753,684      473,653    389,670
Retained earnings (accumulated deficit).....................      (31,633)      23,157      2,867
Cumulative translation adjustment...........................          (21)          --         --
                                                               ----------     --------   --------
         Total shareholder's equity.........................      726,530      501,310    397,037
                                                               ----------     --------   --------
         Total liabilities and shareholder's equity.........   $2,054,621     $603,843   $397,037
                                                               ==========     ========   ========

        The accompanying notes are an integral part of these statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                               PERIOD FROM
                                                                              APRIL 1, 1998
                                      NINE MONTHS ENDED                         (DATE OF
                                        SEPTEMBER 30,           YEAR ENDED    INCEPTION) TO
                                 ---------------------------   DECEMBER 31,   DECEMBER 31,
                                     2000           1999           1999           1998
                                 ------------   ------------   ------------   -------------
                                         (UNAUDITED)
Revenue........................  $    130,455   $         --   $         --   $         --
Expenses:
  Cost of sales................        98,194             --             --             --
  Operations, administration
     and maintenance...........        36,499             --             --             --
  Sales and marketing..........         3,021             --             --             --
  Network development..........         2,497             --             --             --
  General and administrative...        30,310             66          1,201             --
  Depreciation and
     amortization..............        13,539             --             --             --
                                 ------------   ------------   ------------   ------------
     Operating loss............       (53,605)           (66)        (1,201)            --
Equity in income (loss) of
  affiliate....................            --         (3,199)         9,893         (2,507)
Minority interest..............        (9,632)            --             --             --
Other income (expense):
  Other expense................           (76)            --             --             --
  Interest income..............        11,427          8,745         11,598          5,374
  Interest expense.............        (1,551)            --             --             --
                                 ------------   ------------   ------------   ------------
     Income (loss) before
       provision for income
       taxes...................       (53,437)         5,480         20,290          2,867
Provision for income taxes.....        (1,353)            --             --             --
                                 ------------   ------------   ------------   ------------
     Net income (loss).........  $    (54,790)  $      5,480   $     20,290   $      2,867
                                 ============   ============   ============   ============
Net income per common share:
  Basic and diluted net income
     (loss) per common share...  $      (0.12)  $       0.01   $       0.05   $       0.01
                                 ============   ============   ============   ============
Shares used in computing basic
  and diluted net income (loss)
  per common share.............   450,000,000    450,000,000    450,000,000    450,000,000
                                 ============   ============   ============   ============

        The accompanying notes are an integral part of these statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                        RETAINED
                                        COMMON STOCK       ADDITIONAL   CUMULATIVE      EARNINGS         TOTAL
                                    --------------------    PAID-IN     TRANSLATION   (ACCUMULATED   SHAREHOLDER'S
                                      SHARES      AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT)        EQUITY
                                    -----------   ------   ----------   -----------   ------------   -------------
  Contribution of assets by Global
     Crossing Ltd. for common
     stock on April 1, 1998 (Date
     of Inception)................  450,000,000   $4,500    $389,670      $   --        $     --       $394,170
  Net income for the period April
     1, 1998 (Date of Inception)
     to December 31, 1998.........           --       --          --          --           2,867          2,867
                                    -----------   ------    --------      ------        --------       --------
BALANCE, December 31, 1998........  450,000,000    4,500     389,670          --           2,867        397,037
  Contribution of East Asia
     Crossing development rights
     from Global Crossing Ltd.....           --       --      10,970          --              --         10,970
  Cash contribution from Asia
     Global Crossing Holdings
     Ltd..........................           --       --      73,013          --              --         73,013
  Net income for the year ended
     December 31, 1999............           --       --          --          --          20,290         20,290
                                    -----------   ------    --------      ------        --------       --------
BALANCE, December 31, 1999........  450,000,000    4,500     473,653          --          23,157        501,310
  Foreign currency translation
     adjustment...................           --       --          --         (21)             --            (21)
  Cash contribution from Asia
     Global Crossing Holdings
     Ltd..........................           --       --     280,031          --              --        280,031
  Net loss for the nine months
     ended September 30, 2000.....           --       --          --          --         (54,790)       (54,790)
                                    -----------   ------    --------      ------        --------       --------
BALANCE, September 30, 2000
  (unaudited).....................  450,000,000   $4,500    $753,684      $  (21)       $(31,633)      $726,530
                                    ===========   ======    ========      ======        ========       ========

        The accompanying notes are an integral part of these statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                         PERIOD FROM
                                                                                                        APRIL 1, 1998
                                                              NINE MONTHS ENDED                            (DATE OF
                                                        -----------------------------    YEAR ENDED     INCEPTION) TO
                                                        SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,     DECEMBER 31,
                                                            2000            1999            1999             1998
                                                        -------------   -------------   ------------   ----------------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................   $  (54,790)      $  5,480       $  20,290        $   2,867
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization.....................       13,539             --              --               --
    Provision for doubtful accounts...................          820             --              --               --
    Non-cash cost of sales............................       98,194             --              --               --
    Equity in (income) loss of affiliate..............           --          3,174          (9,893)           2,507
    Minority interest.................................        9,632             --              --               --
    Changes in operating assets and liabilities:
      Accounts receivable.............................      (18,901)            --              --               --
      Receivable from affiliates......................       62,274             --         (89,735)              --
      Other assets....................................      (25,253)            --          (1,150)              (8)
      Deferred revenue................................      137,930             --              --               --
      Accounts payable and accrued liabilities........        8,889             --           1,131               --
      Payable to affiliates...........................      (87,072)            --         101,402               --
                                                         ----------       --------       ---------        ---------
      Net cash provided by operating activities.......      145,262          8,654          22,045            5,366
                                                         ----------       --------       ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired from consolidating Pacific Crossing
    Ltd. .............................................          606             --              --               --
  Change in restricted cash and cash equivalents......       80,299             --          92,882         (231,000)
  Purchase of property and equipment..................     (450,870)       (12,000)        (90,628)              --
  Acquisition of minority share in affiliate..........      (20,585)            --              --               --
  Cash paid for investments...........................      (25,000)            --         (92,906)              (6)
                                                         ----------       --------       ---------        ---------
      Net cash used in investing activities...........     (415,550)       (12,000)        (90,652)        (231,006)
                                                         ----------       --------       ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from capital contribution..................      280,032             --          73,013          231,018
  Minority interest investment in affiliates..........       84,275             --              --               --
                                                         ----------       --------       ---------        ---------
      Net cash provided by financing activities.......      364,307             --          73,013          231,018
EXCHANGE RATE EFFECT ON CASH AND CASH EQUIVALENTS.....          (21)            --              --               --
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................       93,998         (3,346)          4,406            5,378
CASH AND CASH EQUIVALENTS, beginning of period........        9,784          5,378           5,378               --
                                                         ----------       --------       ---------        ---------
CASH AND CASH EQUIVALENTS, end of period..............   $  103,782       $  2,032       $   9,784        $   5,378
                                                         ==========       ========       =========        =========
SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Decrease in accrued construction costs..............   $   69,882       $     --              --               --
  Contribution of East Asia Crossing development
    rights............................................                                     (10,970)              --
  Amortization of deferred finance costs..............        3,409             --              --               --
  Costs incurred for property and equipment...........     (524,161)       (12,000)        101,598               --
                                                         ----------       --------       ---------        ---------
  Cash for property and equipment.....................   $ (450,870)      $(12,000)      $  90,628        $      --
                                                         ==========       ========       =========        =========
  Non-cash capital contribution.......................   $       --       $     --       $      --        $ 163,152
                                                         ==========       ========       =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest and income taxes
    Interest paid and capitalized.....................   $   50,968       $     --       $      --        $      --
                                                         ==========       ========       =========        =========
    Interest paid (net of capitalized interest).......   $    1,162       $     --       $      --        $      --
                                                         ==========       ========       =========        =========
    Cash paid for taxes...............................   $       --       $     --       $      --        $      --
                                                         ==========       ========       =========        =========
  Details of consolidating Pacific Crossing Ltd.:
    Assets consolidated...............................   $1,124,138       $     --       $      --        $      --
    Liabilities consolidated..........................     (945,903)            --              --               --
                                                         ----------       --------       ---------        ---------
                                                         $  178,235       $     --       $      --        $      --
                                                         ==========       ========       =========        =========

        The accompanying notes are an integral part of these statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                                   PERIOD FROM
                                                                                  APRIL 1, 1998
                                            NINE MONTHS ENDED                       (DATE OF
                                              SEPTEMBER 30,        YEAR ENDED     INCEPTION) TO
                                            ------------------    DECEMBER 31,    DECEMBER 31,
                                              2000       1999         1999            1998
                                            --------    ------    ------------    -------------
                                               (UNAUDITED)
NET INCOME (LOSS).........................  $(54,790)   $5,480      $20,290          $2,867
  Foreign currency translation
     adjustment...........................       (21)       --           --              --
                                            --------    ------      -------          ------
COMPREHENSIVE INCOME (LOSS)...............  $(54,811)   $5,480      $20,290          $2,867
                                            ========    ======      =======          ======

        The accompanying notes are an integral part of these statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THROUGHOUT THESE CONSOLIDATED FINANCIAL STATEMENTS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.

 1. ORGANIZATION AND BACKGROUND

  Nature of Business

     Asia Global Crossing Ltd. (the "Company" or "Asia Global Crossing") intends to be the first pan-Asian telecommunications carrier to provide telecommunications services, including Internet, data, voice and web-hosting services to wholesale and business customers. Asia Global Crossing owns 64.5% of Pacific Crossing-1, a 21,000 kilometer undersea cable connecting the United States to Japan. The Company is constructing East Asia Crossing, a 17,000 kilometer undersea fiber optic cable that is expected to connect Japan to Hong Kong by the end of 2000. The Company expects to extend East Asia Crossing to Taiwan and Korea in the first half of 2001 and at a later time, to Malaysia, the Philippines and Singapore, and if when regulations permit, China. Both of these systems will be seamlessly connected to the Global Crossing network, which, including Pacific Crossing-1 and East Asia Crossing, consists of 162,544 announced route kilometers which will serve five continents, 27 countries and more than 200 major cities.

  Formation of the Joint Venture

     On September 8, 1999, Asia Global Crossing Ltd. was formed as a wholly owned subsidiary of Asia Global Crossing Holdings Ltd., an indirect wholly owned subsidiary of Global Crossing Ltd. ("Global Crossing"). On November 24, 1999, Asia Global Crossing Holdings Ltd. became a joint venture owned by Global Crossing, Softbank Corp. ("Softbank") and Microsoft Corporation ("Microsoft") (collectively, the "Founding Shareholders") who at the time owned 93.0%, 3.5% and 3.5% of Asia Global Crossing Holdings Ltd., respectively. In October 2000, the Company completed its initial public offering ("IPO"). (see note 12)

     Upon the formation of the joint venture, Microsoft and Softbank were each issued 1,750,000 shares of Class B common stock of Asia Global Crossing Holdings Ltd. for $175.0 million in cash paid by each of Microsoft and Softbank. Global Crossing received 46,500,000 shares of Class A common stock and 1,000 shares of Class C common stock of Asia Global Crossing Holdings Ltd. in consideration for, among other things, (1) its entire interest in Pacific Crossing Ltd. and (2) its development rights with respect to East Asia Crossing. The 1,000 shares of Class C common stock were subsequently transferred to The Goldman Sachs Group, Inc.

     Also, upon the formation of the joint venture, Microsoft and Softbank entered into a capacity commitment agreement to purchase capacity on the Global Crossing systems in an aggregate amount of $200 million over a three-year period from the date Pacific Crossing-1 is able to carry trans-Pacific traffic.

     On April 1, 1998, GCT Pacific Holdings Ltd. ("GCT Pacific") was formed as a wholly owned subsidiary of Global Crossing to hold Global Crossing's interest in Pacific Crossing-1. Global Crossing contributed GCT Pacific to the Company upon formation of the joint venture. Since Asia Global Crossing and GCT Pacific are entities under the common control of Global Crossing, Asia Global Crossing's consolidated financial statements are presented as if it were in existence on April 1, 1998, the date of inception of GCT Pacific, similar to a pooling of interests. On September 28, 1999, Asia Global Crossing completed a 100 for 1 stock split. All share and per share information have been adjusted to reflect the split retroactively.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  Pacific Crossing-1

     At December 31, 1999, Pacific Crossing-1 was owned by Pacific Crossing Ltd., a joint venture among GCT Pacific, SCS (Bermuda) Ltd. and Marubeni Pacific Cable Limited, all Bermuda companies (collectively, the "Pacific Crossing-1 Shareholders"), who owned 50.0%, 14.5% and 35.5% of Pacific Crossing Ltd., respectively. In addition to directly and indirectly owning 57.8% of Pacific Crossing-1 through GCT Pacific, before January 1, 2000, the Company's investment in Pacific Crossing Ltd. was accounted for as interest in affiliates under the equity method of accounting because it was not able to exercise effective control over Pacific Crossing Ltd. In March 2000, the Company increased its interest in Pacific Crossing Ltd. to 64.5% by acquiring the remaining interest in SCS Bermuda Ltd., and the Pacific Crossing-1 Shareholder agreement was amended, which enabled the Company to exercise effective control over Pacific Crossing Ltd. As a result, Pacific Crossing Ltd. has been consolidated as of January 1, 2000.

  East Asia Crossing

     On December 17, 1999, Asia Global Crossing awarded KDD Submarine Cable Systems Inc. a construction contract to build East Asia Crossing, to connect Japan, Hong Kong, Taiwan, and Korea, and will have the potential to connect into China, if and when regulations permit. On September 22, 2000, the Company entered into an agreement with NEC Corporation of Japan to extend East Asia Crossing to Singapore, Malaysia and the Philippines. The contract is worth approximately $475 million on a turnkey basis. Under the terms of the contract, NEC will connect Hong Kong to Singapore in ready-for-service condition in the fourth quarter of 2001. This contract with NEC is expected to add approximately 8,000 kilometers of undersea fiber optic cable to the system, bringing East Asia Crossing to approximately 19,500 kilometers.

  Joint Venture with Exodus Communications, Inc.

     On September 27, 2000, the Company entered into an agreement with Exodus Communications, Inc. ("Exodus") that provides for the creation of a joint venture company to be owned 33% by the Company and 67% by Exodus. The joint venture company, to be known as Exodus Asia-Pacific, will offer a full suite of Internet operations outsourcing services to customers in Asia, including web-hosting services, managed service offerings, professional services and content distribution. The Company will be the principal supplier of bandwidth to Exodus Asia-Pacific. Under the agreement, the Company and Exodus have agreed to contribute to the joint venture all current and future web-hosting and certain other assets in the joint venture's territory.

2. SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  a) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

  b) Interim Financial Information

     The consolidated financial statements of the Company as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 are unaudited. Adjustments, consisting of normal recurring adjustments to present the consolidated financial position of the Company, have been made,

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES which in the opinion of management are necessary for a fair presentation. Results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

  c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

     The Company's operations and ability to grow may be affected by numerous factors, including its limited operating history, its significant indebtedness, the delay in constructing its network, dependence on Global Crossing Ltd. and others for capacity and services, the ability to establish customer relationships, the growth of the Internet and other comparable markets, the ability to integrate acquisitions, retaining key personnel, political conditions in Asia, foreign currency exchange fluctuations, changes in tax regulations, changes in customer requirements, new laws and governmental regulations and policies, technological advances, entry of new competitors and changes in the willingness of financial institutions and other lenders to finance acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the telecommunications industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

  d) Development Stage Company

     The Company was in its development stage until December 1999 when the first segment of Pacific Crossing-1 became ready for commercial service, and Pacific Crossing Ltd. began generating revenue.

  e) Revenue Recognition

     Services

     Revenue from sales of capacity under operating-type leases are recognized over the period the service is provided, net of an estimate for uncollectible accounts. Payments received from customers before the relevant criteria for revenue recognition is satisfied are included in deferred revenue.

     Sales-Type Leases

     Revenue from Capacity Purchase Agreements ("CPAs") that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser, which occurs when (1) the purchaser obtains the right to use the capacity, which can only be suspended if the purchaser fails to pay the full purchase price or fulfill its contractual obligations, (2) the purchaser is obligated to pay Operations, Administration and Maintenance ("OA&M") costs and (3) the segment of a system related to the capacity purchased is available for service. Certain customers who have entered into CPAs for capacity have paid deposits toward the purchase price which have been included as deferred revenue in the accompanying consolidated balance sheets. The Company follows the criteria set forth in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66") for contracts which qualify for sales-type lease accounting.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

     The Company offers customers flexible bandwidth products to multiple destinations and anticipates that many of the contracts for subsea circuits entered into will be part of a service offering. Therefore, the Company anticipates that many of these contracts will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, the Company will defer revenue related to those circuits and amortize that revenue over the appropriate term of the contract. Accordingly, the Company will treat cash received, but not recognized, as deferred revenue. In certain circumstances, should a contract meet all of the requirements of sales-type lease accounting, the Company will recognize revenue without deferral upon payment and activation.

     The principal effect of the change in the type of contracts offered to the Company's customers beginning on January 1, 2000 is that an increasing percentage of capacity sales will be accounted for as operating leases rather than sales-type leases, resulting in more revenue from such sales being deferred into future periods than was previously the case. Accordingly, this change in contract terms will reduce revenue recognized upon activation of circuits in earlier periods and increase revenue recognized in later periods.

     As of December 31, 1999, the Company had an aggregate backlog of approximately $25 million in capacity sales contracts for which revenue will be recognized using sales-type lease accounting upon activation. For the remaining backlog as of that date, revenue will be recognized using operating lease accounting, that is amortized over the life of the contract.

     For the nine months ended September 30, 2000, sales-type lease revenue was $122.3 million. There was no revenue for the year ended December 31, 1999.

  f) Cost of Sales

     Services

     Costs relating to capacity contracts accounted for as operating leases are treated as fixed assets and, accordingly, are depreciated over the estimated useful life of the capacity.

     Sales-Type Leases

     At the date each segment of a system becomes operational, the related amounts included in construction in progress are reclassified (see note 2h), and depreciation commences. For contracts that meet the criteria for sales-type lease accounting, the Company's policy provides for recording cost of sales in the period in which the related revenue is recognized in addition to the depreciation charge described below. The amount charged to cost of sales is determined by calculating the estimated net book value of the specific capacity at the time of the sale, which includes total expected cost of the System and the cost of the additional capacity that the Company has the intent and ability to add through upgrades, provided the need for such upgrades is supported by a third-party consultant's revenue forecast.

  g) Cash and Cash Equivalents, Restricted Cash and Cash Equivalents

     The Company considers cash in banks and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At September 30, 2000, December 31, 1999 and 1998, $75.7 million, $138.1 million and $231.0 million, respectively, were restricted for the construction of Pacific Crossing-1.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  h) Property and Equipment

     Property and equipment is stated at cost, net of depreciation and amortization. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed when incurred. Costs incurred prior to a segment's completion are reflected as construction in progress in the accompanying consolidated balance sheets and recorded as property and equipment at the date each segment of the system becomes operational. Construction in progress includes direct expenditures for construction of the systems and is stated at cost. Capitalized costs include costs incurred under the construction contract; advisory, consulting and legal fees. Once it is probable that a cable system will be constructed, costs directly identifiable with the cable system under development are capitalized. Costs relating to the evaluation of new projects incurred prior to the date the development of the network system becomes probable are expensed as incurred.

     Interest incurred, which includes the amortization of deferred finance fees, is capitalized in accordance with Statement of Financial Accounting Standards No. 34 "Capitalization of Interest Costs".

     Total interest cost incurred and interest capitalized to construction in progress during the periods presented were:

                                                               NINE MONTHS
                                                                  ENDED
                                                            SEPTEMBER 30, 2000
                                                            ------------------
                                                               (UNAUDITED)
Interest cost incurred..................................         $51,233
                                                                 =======
Interest cost capitalized to construction in progress...         $49,815
                                                                 =======

     Depreciation is provided on a straight-line basis over the estimated useful lives of the related property and equipment, with the exception of leasehold improvements and assets acquired through capital leases, which are depreciated over the lesser of the estimated useful lives or the term of the lease. Estimated useful lives are as follows:

Buildings...................................................    10-40 years
Leasehold improvements......................................     2-25 years
Furniture, fixtures and equipment...........................     2-30 years
Transmission equipment......................................     3-25 years

     The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss would be recognized equal to an amount by which the carrying value exceeds the fair value of the assets. In June 2000, the Company reduced the carrying value of certain purchased capacity held for sale from $48 million to $10 million. In 1999, when the capacity was originally purchased it was the Company's intention to re-sell it to third party customers. Subsequent to the acquisition of this capacity, the Company's business plan changed primarily due to the expanded construction of its Asian networks. In June 2000, based upon the changes in its network and business plan, the Company determined that it had no alternative use for this capacity and entered into discussions for its sale to various third party customers. Accordingly, the Company recognized a loss of $38 million in respect of the excess of the carrying value of the capacity over its current fair value of $10 million. In September 2000, all such purchase capacity was sold and an additional loss of $2.5 million was recognized.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  i) Deferred Finance Costs

     Costs incurred to obtain financing through the issuance of long term debt have been reflected as an asset in the accompanying consolidated balance sheets. The financing costs relating to the long term debt are amortized over the lesser of the term of the related debt agreements or the expected payment date of the debt obligation. During the construction period, the amortized portion of deferred financing costs relating to the long term debt are included in construction in progress as a component of interest capitalized or recorded as interest expense in accordance with Statement of Financial Accounting Standards
(SFAS) No. 34 "Capitalization of Interest Cost".

  j) Financial Instruments

     The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. The counterparties to the derivative financial instruments in effect as of September 30, 2000 are Canadian Imperial Bank of Commerce ("CIBC"), a related party to Global Crossing Ltd., and Deutsche Bank AG. The Company is exposed to credit loss in the event of nonperformance by these counterparties. As of September 30, 2000, the Company did not utilize derivative financial instruments for trading or other speculative purposes.

     As discussed in Note 10, Pacific Crossing Ltd. has entered into an interest rate swap agreement to hedge its exposure to interest rates on its long-term debt. Hedge accounting was applied in respect of these instruments; accordingly, the net cash amounts paid or received on the agreement are accrued and recognized as an adjustment to interest expense on the related debt.

  k) Translation of Foreign Currencies

     Transactions in foreign currencies are translated into United States dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year end are translated into United States dollars at the rate of exchange at that date. For all periods prior to September 30, 2000, the effect of foreign currency transactions were immaterial.

  l) Income Taxes

     The Company recognizes current and deferred income tax assets and liabilities as applicable based upon all events that have been recognized in the consolidated financial statements as measured by the enacted tax laws.

  m) Investments

     Investments in which the Company does not have significant influence or in which the Company holds an ownership interest of less than 20% are recorded using the cost method of accounting. The equity method of accounting is applied for investments in affiliates, if the Company owns an aggregate of 20% to 50% of the affiliate and if the Company exercises significant influence over the affiliate. The equity method is also applied for entities in which the Company's ownership is in excess of 50% but over which the Company is unable to exercise effective control, due to minority shareholders participating in significant decisions in the ordinary course of business. If the Company holds more than 50% of the ownership and is able to exercise effective control, the owned entity's financial statements and the appropriate deductions for minority interest are included in the accompanying consolidated financial statements.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  n) Concentration of Credit Risk

     The Company has some concentration of credit risk among its customer base. The Company performs ongoing credit evaluations of its larger customer's financial condition. As of September 30, 2000, the Company's receivables were with three customers and were net of an allowance for doubtful accounts of $0.8 million.

  o) Segment Reporting

     The Company is a single segment operating company providing telecommunications services. For all periods prior to September 30, 2000, the Company's revenues have been principally derived from sales of wholesale capacity to telecommunications carriers and business customers.

  p) Recent Accounting Standards

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", which deferred SFAS No. 133's effective date to fiscal quarters beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. The impact of the adoption of this standard has not been quantified.

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. Our financial statements reflect the accounting guidance in SAB 101 for all periods presented.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                     DECEMBER 31,
                                                SEPTEMBER 30,    --------------------
                                                    2000           1999        1998
                                                -------------    --------    --------
                                                 (UNAUDITED)
Terrestrial capacity..........................   $   69,224      $ 10,795    $     --
Deposits on subsea capacity...................           --        48,000          --
Construction in progress......................    1,287,131        42,803          --
Subsea transmission equipment.................      325,225            --          --
Leasehold improvements........................        6,858            --          --
Furniture, fixtures and equipment.............        9,914            --          --
                                                 ----------      --------    --------
     Total property and equipment.............    1,698,352       101,598          --
     Less: accumulated depreciation...........      (13,080)           --          --
                                                 ----------      --------    --------
     Total property and equipment, net........   $1,685,272      $101,598    $     --
                                                 ==========      ========    ========

     No depreciation and amortization expense was incurred for property and equipment for all periods prior to December 31, 1999. Depreciation and amortization expense for the nine months ended September 30, 2000 was $13.5 million.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

4. INVESTMENTS IN AFFILIATE

     The Company's investments in affiliate consist of the following at December 31 (in thousands):

                                                         1999        1998
                                                       --------    --------
Investment in (advances from) Pacific Crossing
  Ltd. ..............................................  $102,954    $ (2,502)
Pacific Crossing-1 development costs.................   160,484     163,141
                                                       --------    --------
     Total investments in affiliate..................  $263,438    $160,639
                                                       ========    ========

     Prior to January 21, 1998, Pacific Capital Group, Inc. and its affiliates, a significant shareholder of Global Crossing Ltd., began development of Pacific Crossing-1 and other fiber optic cables. Through January 21, 1998, such development included assembling a management team, negotiating with potential suppliers, partners, financing sources, obtaining preliminary market and feasibility studies and developing technical requirements. During January 1998, Global Crossing Ltd.'s Board determined that it was in its best interests to pursue these new systems, obtain the results of the work and the employees then within the scope of activity of Pacific Capital Group, Inc. and broaden the goals, objectives and business plan of Global Crossing Ltd. In consideration of Pacific Capital Group, Inc. transferring the results of its activities and becoming limited in its future activities in fiber optic telecommunications other than through Global Crossing Ltd., Global Crossing Ltd.'s Board approved and the shareholders subsequently ratified a transaction whereby Pacific Capital Group, Inc. received certain cash reimbursements and entered into a warrant agreement ("PCG Warrants") under which Pacific Capital Group, Inc. was granted warrants for Global Crossing Ltd.'s common stock in exchange for the rights to continue the development of Pacific Crossing-1 and the other fiber optic cables.

     The PCG Warrants were accounted for pursuant to the Emerging Issues Task Force 96-18, "Accounting for Equity Instruments with Variable Terms that are Issued for Consideration other than Employee Services under FASB Statement No. 123" ("EITF 96-18"). Under EITF 96-18, the fair value of equity instruments issued for consideration other than employee services should be measured using the stock price or other measurement assumptions as of the date at which a firm commitment for performance level has been reached. At the date of the initial public offering of Global Crossing Ltd., the Pacific Capital Group, Inc. Warrants attributable to Pacific Crossing-1 were valued at approximately $163.0 million and allocated to GCT Pacific.

     As of January 1, 2000, Pacific Crossing Ltd. was consolidated into the Company. As a result, the Pacific Crossing-1 development costs were reclassified into property and equipment in the accompanying consolidated balance sheet as of September 30, 2000, which were for the balance sheets as of December 31, 1999 and 1998 included in investment in affiliates.

     The summarized consolidated financial statements of Pacific Crossing Ltd. are as follows as of (in thousands):

                                                          DECEMBER 31,
                                                 -------------------------------
                                                     1999             1998
                                                 ------------    ---------------
Current assets...............................     $   88,030        $  8,551
Total assets.................................      1,124,138         231,677
Current liabilities..........................        185,267          25,626
Total shareholders' equity (deficit).........     $  178,235        $ (4,329)

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

                                                                   MAY 4, 1998
                                                                    (DATE OF
                                                  YEAR ENDED      INCEPTION) TO
                                                 DECEMBER 31,     DECEMBER 31,
                                                     1999             1998
                                                 ------------    ---------------
Revenues.....................................      $61,100           $    --
Operating income (loss)......................       24,209            (1,627)
Net income (loss)............................      $21,729           $(4,341)

5. TAXES

     The Company accounts for income taxes in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

     Bermuda does not impose a statutory income tax and consequently no provision for income taxes was recorded for any entities incorporated in Bermuda. Income tax provision benefits recorded for losses incurred by certain subsidiaries of the Company which are located in jurisdictions which impose income taxes were offset by the establishment of valuation allowances in accordance with SFAS 109.

6. LONG-TERM DEBT

     The Company's subsidiary, Pacific Crossing Ltd. has an $850.0 million aggregate senior secured non-recourse loan facility (the "Pacific Crossing-1 Credit Facility") with a group of banks led by CIBC, a related party of Global Crossing Ltd., and Deutsche Bank AG, for the construction and financing costs of Pacific Crossing-1. The Pacific Crossing-1 credit facility is comprised of an $840.0 million multiple draw down term loan facility (the "Pacific Crossing-1 Term Facility") and a $10.0 million working capital facility (the "Pacific Crossing-1 Working Capital Facility"). Of the $840.0 million Pacific Crossing-1 Term Facility, $50.0 million is restricted to fund the first System upgrade. The Pacific Crossing-1 Credit Facility is secured by pledges of the stock of Pacific Crossing Ltd. and its subsidiaries and by a security interest in its assets and revenues. As of September 30, 2000, Pacific Crossing-1 had an outstanding balance of $750.0 million under the Pacific Crossing-1 Credit Facility. No amounts have been repaid to the lenders.

     Under the Pacific Crossing-1 Credit Facility, Pacific Crossing Ltd. may select loan arrangements as either a Eurodollar loan or an Alternative Base Rate ("ABR") loan. The Eurodollar interest rate is LIBOR plus 2.25-2.50% and the ABR interest rate is the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%, plus 1.25-1.50%. As of September 30, 2000, all outstanding loans were Eurodollar loans. The Pacific Crossing-1 Credit Facility contains various covenants that (1) limit further indebtedness by Pacific Crossing Ltd. and its subsidiaries, (2) limit the ability of Pacific Crossing Ltd. to pay dividends, (3) require Pacific Crossing Ltd. to meet certain minimum capacity sales levels and (4) require Pacific Crossing Ltd. to meet a minimum interest coverage ratio for the years 2001 through to the maturity of the Pacific Crossing-1 Credit Facility. The Pacific Crossing-1 Credit Facility is repayable in ten semi-annual installments ("Mandatory Repayments"), commencing 135 days after the System is ready for service.

     Pacific Crossing Ltd. has entered into two interest rate swap transactions based on one month LIBOR to minimize its exposure to increases in interest rates on its borrowings. The swap transactions fix Pacific Crossing Ltd.'s floating interest rate at 4.985% on a notional amount of borrowings ranging between $200.0 million and $500.0 million until January 31, 2004.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

     The expected maturities of long term debt are as follows:

Year Ending December 31,                                      (IN THOUSANDS)
  2000......................................................     $     --
  2001......................................................       83,260
  2002......................................................       93,260
  2003......................................................      113,260
  2004......................................................      118,260
  Thereafter................................................      341,960
                                                                 --------
         Total..............................................     $750,000
                                                                 ========

7. RELATED PARTY TRANSACTIONS

  Shareholders Agreement

     The Founding Shareholders are parties to a shareholders agreement, which contains important provisions relating to, among other things, the governance of the Company's business. The shareholders agreement details, among other things, the composition of the Company's Board of Directors, actions requiring the approval of directors appointed by Microsoft and Softbank, the preparation of strategic plans, activities in which the Founding Shareholders are prohibited from engaging in Asia without each other's consent, additional obligations of Microsoft and Softbank to the Company, Asia Global Crossing's obligation to purchase certain technology from Microsoft, and restrictions on the transfer of Asia Global Crossing's common stock.

  Shared Services and Operating Agreement

     Global Crossing Ltd. and the Company entered into an agreement that governs the relationship between the companies and their respective subsidiaries and affiliates, including provision of network services, coordination and use of bundled service offerings, marketing, pricing of service offerings and strategies, branding, rights with respect to intellectual property and other shared technology and operational, maintenance and administrative services.

  Affiliate Transactions for Network Capacity

     During its normal course of business, Asia Global Crossing and its subsidiaries purchase and sell network capacity from and to affiliates. The Company, through one of its wholly owned subsidiaries, purchases terrestrial network capacity in Japan from Global Access Limited, a 49.0%-owned affiliate of the Company upon closing of the IPO, and Pacific Crossing-1 network capacity from Pacific Crossing Ltd., a 64.5%-owned affiliate of the Company. The prices of Global Access Limited capacity were determined by Asia Global Crossing and Global Access Limited, and the prices of Pacific Crossing-1 capacity were determined by Asia Global Crossing and Pacific Crossing Ltd. Prices are reviewed and adjusted periodically based on market conditions. The Company and its subsidiaries sell network capacity directly and indirectly through Global Crossing Ltd. and its affiliates, to third-party customers. Receivables and payables from/to affiliates are primarily related to these transactions.

     Revenue from the sales of capacity to Global Crossing for the nine months ended September 30, 2000 was $89.5 million. The Company purchased approximately $69.2 million and $10.8 million, respectively of capacity from Global Crossing and Global Access Limited during the nine months ended September 30, 2000 and the year ended December 31, 1999. There was no revenue or purchases with related parties for the nine months ended September 30, 1999.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

  Corporate Services

     Certain affiliated companies, which are indirect wholly-owned subsidiaries of Global Crossing Ltd., provide Asia Global Crossing with general corporate services, including accounting, legal, human resources, information systems services and other office functions. The related charges are allocated to the Company based on estimated usage of the common resources. The estimated usage factors are agreed upon on a periodic basis. Management believes that the allocation methodology is reasonable. For November 24, 1999 (inception date of the joint venture) to December 31, 1999, the related shared service charges to the Company were $0.5 million. For the nine months ended September 30, 2000, the related charges totaled $4.1 million. There were no related charges for the nine months ended September 30, 1999. Had the Company provided these management services on a stand alone basis, there could be no assurance that these costs would be the same.

  Maintenance Agreements

     Pacific Crossing Ltd. has entered into OA&M agreements with Global Access Ltd. and with Global Crossing Network Center, Ltd. ("GCNC"), a subsidiary of Global Crossing Ltd., whereby Global Access Limited and GCNC are obligated to provide operating, administration and maintenance functions for Pacific Crossing-1. The OA&M agreement with GCNC is for an initial term of eight years with two renewal periods of five years each at the Company's option. The OA&M agreement with Global Access Limited is for an initial term of eight years with two renewal periods of eight and one-half years each at the Company's option. The OA&M costs related to this agreement are expensed as incurred. Pacific Crossing Ltd. recorded an expense of $4.5 million and $32.3 million for the nine months ended September 30, 2000, under the agreement with Global Access Limited and GCNC, respectively.

  Notes Receivable from Employees

     Certain key employees of Asia Global Crossing had interest-free loans from the Company. On the first, second, and third anniversary of the employee's start date, a third of the original loan will be forgiven. The Company amortizes these notes receivable to salary and benefit expense over three years on a straight-line basis. At September 30, 2000, the unamortized outstanding balance was $13.0 million and is included in other assets in the accompanying consolidated balance sheet.

  East Asia Crossing

     A direct wholly-owned subsidiary of Global Crossing Ltd. developed East Asia Crossing. These development rights were contributed directly to the Company. The value of these development rights totaling $11.0 million was based on the estimated total system costs including upgrades of East Asia Crossing and included in property and equipment.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

8. GEOGRAPHIC SEGMENTATION

                                                 (IN THOUSANDS)
                                  SEPTEMBER 30, 2000         DECEMBER 31, 1999
                                -----------------------   -----------------------
                                             LONG-LIVED                LONG-LIVED
                                REVENUE(1)   ASSETS(2)    REVENUE(1)   ASSETS(2)
                                ----------   ----------   ----------   ----------
                                      (UNAUDITED)
United States.................   $ 93,815    $  173,116    $     --     $     --
Asia..........................     26,590       266,986          --       19,240
Europe........................     10,050            --          --           --
International Waters..........         --     1,258,250          --       82,358
                                 --------    ----------    --------     --------
Consolidated..................   $130,455    $1,698,352    $     --     $101,598
                                 ========    ==========    ========     ========

---------------
(1) Revenue is classified according to the primary point of presence of the end customer. During the nine months ended September 30, 2000, there were six customers located in the United States that accounted for 71.9% of consolidated revenue.

(2) Long-lived assets include capacity available for sale and construction in progress as of September 30, 2000 and December 31, 1999.

9. COMMITMENTS

     At December 31, 1999, Asia Global Crossing was committed under its contracts with KDD-SCS for future East Asia Crossing construction cost totaling approximately $587.0 million, over the next two years. At September 30, 2000, the remaining committed construction cost was $494.0 million.

     At September 30, 2000, Pacific Crossing Ltd. was committed under contracts with Tyco Submarine Systems Ltd. ("TSSL") for remaining construction costs of Pacific Crossing-1 totaling approximately $4.9 million. In August 2000, the Company placed an order with Tycom, an affiliate of TSSL to increase the capacity on Pacific Crossing-1 from 80 Gbps to 240 Gpbs. At September 30, 2000, the remaining committed construction cost with Tycom was $73.2 million.

     At December 31, 1999, the Company had various noncancelable operating leases for office buildings and network operation centers. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 (in thousands):

2000........................................................  $  984
2001........................................................     853
                                                              ------
                                                              $1,837
                                                              ======

     The following amounts are payable to GCNC under an OA&M agreement (see note
7):

                                                        (IN THOUSANDS)
Year Ending December 31,
  2000................................................      $43,000
  2001................................................       43,000
  2002................................................       42,200

     These fees will increase by 3.0% each year starting in the year ended December 31, 2003, through the end of the agreement in 2007.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

     Under an additional OA&M agreement, Pacific Crossing Ltd. is committed to paying Global Access Ltd. $5.8 million each year through 2002, increasing by 3.0% thereafter through 2007 (see note 7).

10. FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accrued construction costs, accounts payable and accrued liabilities, accrued interest, obligations under capital leases and long term debt approximate their fair value due to their short-term or variable interest nature. At September 30, 2000, the fair value of the interest rate swap entered into by Pacific Crossing Ltd. is $19.6 million and is based on market quotes.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's unaudited quarterly results are as follows (in thousands):

                                                           1998 QUARTER ENDED
                                                 --------------------------------------
                                                 JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                 -------    ------------    -----------
Revenue......................................    $   --        $   --         $   --
Operating loss...............................    $   --        $   --         $   --
Net income...................................    $   --        $2,207         $  660

                                                      1999 QUARTER ENDED
                                      --------------------------------------------------
                                      MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                      --------    -------    ------------    -----------
Revenue.............................   $   --     $   --        $   --         $    --
Operating loss......................   $   --     $   --        $  (66)        $(1,135)
Net income..........................   $1,349     $1,696        $2,435         $14,810

12. SUBSEQUENT EVENTS

     On January 26, 2000, the Company announced an agreement to create GlobalCenter Japan, a joint venture with Japan's Internet Research Institute, Inc. ("Internet Research Institute"). GlobalCenter Japan will design, develop and construct a data center in Japan providing connectivity worldwide through the Global Crossing network. The joint venture will also develop and provide complex Web-hosting services, e-commerce support and applications hosting solutions. The Company will own 89.0% of GlobalCenter Japan, with Internet Research Institute owning the remaining 11.0%.

     On March 17, 2000, GCT Pacific entered into Stock Purchase Agreements with the other shareholders of SCS (Bermuda) Ltd. to purchase their interests for cash. Upon completion of the transactions, GCT Pacific will own 100% interest of SCS (Bermuda) Ltd., and as a result will increase the Company's ownership interest in Pacific Crossing Ltd. to 64.5%. In connection with this transaction, Asia Global Crossing granted an option to Marubeni, a joint venture partner in Pacific Crossing Ltd. to purchase $7.0 million of Asia Global Crossing's Class A common stock at the initial public offering price.

     On March 24, 2000 the Pacific Crossing Ltd. Shareholder Agreement was amended to allow the Company to exercise effective control over Pacific Crossing Ltd. Accordingly, the Company will consolidate the operations of Pacific Crossing Ltd. as of January 1, 2000.

     On October 12, 2000, the Company completed its initial public offering ("IPO") in which it sold 68 million shares of its Class A common stock at a price of $7.00 per share. The net proceeds of the IPO, which the Company received on October 12, 2000, after deducting underwriting discounts,

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES commissions and costs were approximately $451.8 million. On November 8, 2000, an additional 500,000 shares at $7.00 per share were sold in connection with the exercise of the underwriters' over-allotment option. The additional net proceeds were approximately $3.3 million after deducting the underwriters' discounts and commissions.

     Concurrently with the completion of the IPO, the Company reorganized its share capital as follows:

     (1) the authorized share capital of the Company increased from $12 thousand to $25.2 million, with the authorized share capital consisting of (a) 1,200,000,000 shares of Class A common stock, (b) 1,200,000,000 shares of Class B common stock and (c) 120,000,000 shares of preferred stock;

     (2) the 1,200,000 shares of the Company's already issued and outstanding common stock were redesignated as Class B common stock, and the Company issued 448,800,000 shares of Class B common stock to Asia Global Crossing Holdings Ltd.;

     (3) Asia Global Crossing Holdings Ltd. repurchased its shares of Class A common stock and Class C common stock held by Global Crossing and shares of Class D common stock held by Microsoft;

     (4) in return for the repurchase of such shares, Asia Global Crossing Holdings Ltd. transferred to Global Crossing Ltd. 279,000,000 shares of Class B common stock of the Company and to Microsoft 85,500,000 shares of Class B common stock of the Company. The shares were originally held by Asia Global Crossing Holdings Ltd., which became a wholly-owned subsidiary of Softbank after the IPO;

     (5) the Company issued to Global Crossing Ltd. 36,625,125 shares of Class B common stock of the Company in return for the transfer of shares of Pacific Crossing Holdings Ltd., a subsidiary of Global Crossing Ltd., which included the interest in Global Access Limited which was contributed to the Company at the time of the IPO;

     (6) Class A common stockholders have a right to one vote per share, while holders of Class B common stock have a right to 10 votes per share;

     (7) the Company had a 375 for 1 stock split. All share and per share information have been adjusted to reflect the stock split retroactively.

     Concurrent with the closing of the IPO, the Company issued a series of senior unsecured notes ("Senior Notes") at a price of 97.990%. The Senior Notes have a face value of $408 million, mature on October 15, 2010 and bear an interest rate of 13.375%. Interest on the Senior Notes is payable on April 15 and October 15 of each year, beginning April 15, 2001.

     At the completion of the IPO, the Founding Shareholders contributed their respective interests in Hutchison Global Crossing to the Company. Also, Global Crossing Ltd. contributed its interest in Global Access Limited to the Company. The Company indemnified Global Crossing Ltd. for certain contingent liabilities that may arise relating to the contribution of its interest in Hutchison Global Crossing. Additionally, the Company purchased from Global Crossing Ltd. all outstanding shareholder loans it made to Hutchison Global Crossing and Global Access Limited.

     Concurrently with the closing of the IPO, the Company entered into two subordinated notes ("Subordinated Notes") with Global Crossing. Under the terms of the Subordinated Notes, Global Crossing committed to loan the Company up to $200 million under each note which can be reduced in an amount based on any net cash proceeds received by the Company from (a) the issuance of any shares of the Company's capital stock subsequent to the Company's IPO (excluding any shares

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES sold as part of the exercise by the underwriters of their over-allotment option in connection with the IPO) and (b) the issuance of any indebtedness which meet certain conditions under the terms of the Subordinated Notes. One of the Subordinated Notes is available for borrowings until certain conditions are met and the second Subordinated Note is available for borrowings until December 31, 2002. The Subordinate Notes mature on April 15, 2011 and bear interest at a rate of 14.875%. Interest shall be payable in cash semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2001. Interest due on or before October 15, 2005 will be settled by increasing the outstanding principal amount.

     On October 12, 2000, the Asia Global Crossing Ltd. 2000 Stock Incentive Plan (the "Plan") was made effective. The Plan is administered by the Company's Board of Directors, which may delegate its duties in whole or in part to any subcommittee solely consisting of at least two individuals who are non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and outside directors within the meaning of Section 162 (m) of the Internal Revenue Code. The Plan allows the Board of Directors to make awards of stock options and stock appreciation rights, which can be granted either in conjunction with, or independent of, stock options, and other stock-based awards to any individual who is selected by the Board of Directors to participate the Plan.

     In light of the unfavorable market conditions at the time of the IPO, the Company subsequently determined to amend the formula pursuant to which the number of shares of its Class A common stock underlying options (the "Option Shares") is granted to employees. Previously, the number of Option Shares the Company authorized for each employee was calculated by dividing a specified amount for each employee by the IPO price of its Class A common stock, $7.00 per share. Pursuant to the amended option formula, the number of each employee's option shares will be calculated by dividing such employee's specified option amount by $10.00. The effect of this amendment is to decrease the percentage of outstanding Option Shares held by (a) the Company's five most highly compensated employees from 5.43% to 4.07% of its total outstanding shares and (b) all of the Company's employees from 7.85% to 5.49% of its total outstanding shares.

     A total of approximately 83.2 million shares are currently authorized for issuance under the Plan. As of the date of the IPO, approximately 30.5 million shares of options have been granted under the Plan. The maximum number of shares for which options and stock appreciation rights may be granted during each calendar year to any participant is 5,000,000 shares. No award may be granted under the Plan after the tenth anniversary of its effective date, but awards granted before that date may extend beyond that date.

13. SUPPLEMENTARY FINANCIAL INFORMATION

     Upon the completion of the IPO, the Founding Shareholders contributed their respective interests in Hutchison Global Crossing to the Company. Also, Global Crossing contributed its interest in Global Access Limited to the Company. These contributions will be accounted for by the Company in a manner similar to a pooling of interests. Further, as of January 1, 2000, Pacific Crossing Ltd. has been consolidated by the Company.

                   ASIA GLOBAL CROSSING LTD. AND SUBSIDIARIES

     The unaudited summarized consolidated statements of operations of Pacific Crossing Ltd., Global Access Limited and Hutchison Global Crossing are as follows:

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
PACIFIC CROSSING LTD.
  Revenue...................................................  $125,388    $     --
                                                              ========    ========
  Operating income (loss)...................................  $ 26,953    $ (4,425)
                                                              ========    ========
  Net income (loss).........................................  $ 27,875    $ (7,541)
                                                              ========    ========
GLOBAL ACCESS LIMITED
  Revenue...................................................  $ 15,024    $     --
                                                              ========    ========
  Operating income (loss)...................................  $(11,673)   $ (7,430)
                                                              ========    ========
  Net income (loss).........................................  $(13,123)   $ (7,457)
                                                              ========    ========
HUTCHISON GLOBAL CROSSING
  Revenue...................................................  $ 91,987    $ 79,170
                                                              ========    ========
  Operating income (loss)...................................  $(27,531)   $(19,731)
                                                              ========    ========
  Net income (loss).........................................  $(27,510)   $(24,518)
                                                              ========    ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pacific Crossing Ltd.:

     We have audited the accompanying consolidated balance sheets of Pacific Crossing Ltd. (a Bermuda company) and its subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1999 and for the period from May 4, 1998 (Date of Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Crossing Ltd. and its subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999 and for the period from May 4, 1998 (Date of Inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

     As explained in the Notes to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for start-up costs.

/s/ Arthur Andersen

Hamilton, Bermuda
February 23, 2000

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                           DECEMBER 31,
                                                     JUNE 30,      ----------------------------
                                                       2000            1999            1998
                                                    -----------    ------------    ------------
                                                    (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.......................  $      616      $      606       $    433
  Restricted cash and cash equivalents............      55,416          17,914          6,695
  Receivable from affiliate.......................     170,731          61,100             --
  Accounts receivable.............................          --           6,399             --
  Other assets and prepaid costs..................       1,437           2,011          1,423
                                                    ----------      ----------       --------
     Total current assets.........................     228,200          88,030          8,551
Property and equipment, net.......................   1,076,781       1,010,730        193,214
Deferred finance costs, net of accumulated
  amortization of $8,832, $6,560 and $2,026 as of
  June 30, 2000, December 31, 1999 and 1998,
  respectively....................................      23,106          25,378         29,912
                                                    ----------      ----------       --------
     Total assets.................................  $1,328,087      $1,124,138       $231,677
                                                    ==========      ==========       ========
LIABILITIES:
Current liabilities:
  Accrued construction costs......................  $  100,029      $  160,817       $ 23,473
  Accounts payable and accrued liabilities........       1,057           1,219            619
  Deferred revenue................................       4,078           9,854            333
  Payable to affiliate............................      31,528           8,124          1,041
  Other current liabilities.......................         120           5,253            160
                                                    ----------      ----------       --------
     Total current liabilities....................     136,812         185,267         25,626
Long term debt....................................     750,000         750,000        200,000
Long term deferred revenue........................      39,196              --             --
Long term accrued construction costs..............          --              --          9,134
Other long term liabilities.......................       1,308           1,401          1,246
Loan payable to affiliate.........................       9,597           9,235             --
                                                    ----------      ----------       --------
     Total liabilities............................     936,913         945,903        236,006
                                                    ----------      ----------       --------
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, 1,200,000 shares authorized, par
     value $0.01, 1,200,000 shares issued and
     outstanding at June 30, 2000 and December 31,
     1999 and 1998, respectively..................          12              12             12
  Additional paid in capital......................     339,658         160,835             --
  Retained earnings (deficit).....................      51,504          17,388         (4,341)
                                                    ----------      ----------       --------
                                                       391,174         178,235         (4,329)
                                                    ----------      ----------       --------
     Total liabilities and shareholders' equity
       (deficit)..................................  $1,328,087      $1,124,138       $231,677
                                                    ==========      ==========       ========

        The accompanying notes are an integral part of these statements.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                      PERIOD FROM
                                                                                      MAY 4, 1998
                                             SIX MONTHS ENDED                           (DATE OF
                                                 JUNE 30,              YEAR ENDED    INCEPTION) TO
                                        ---------------------------   DECEMBER 31,    DECEMBER 31,
                                            2000           1999           1999            1998
                                        ------------   ------------   ------------   --------------
                                                (UNAUDITED)
Revenue...............................    $107,550       $    --        $61,100         $    --
Expenses:
  Cost of sales.......................      41,552            --         20,722              --
  Operations, administration and
     maintenance......................      23,886            --          8,000              --
  Selling, general and
     administrative...................       1,577         1,636          8,169           1,627
  Depreciation and amortization.......       6,976            --             --              --
                                          --------       -------        -------         -------
                                            73,991         1,636         36,891           1,627
                                          --------       -------        -------         -------
     Operating income (loss)..........      33,559        (1,636)        24,209          (1,627)
                                          --------       -------        -------         -------
Other income (expense):
  Interest income.....................       1,676            45            464           1,032
  Interest expense....................      (1,071)       (1,766)        (2,612)         (3,746)
  Other (expense) income..............         (48)           --            459              --
                                          --------       -------        -------         -------
     Income (loss) from operations
       before provision for income
       taxes..........................      34,116        (3,357)        22,520          (4,341)
Provision for income taxes............          --            --             --              --
                                          --------       -------        -------         -------
     Income (loss) from operations....      34,116        (3,357)        22,520          (4,341)
Cumulative effect of change in
  accounting principle................          --          (791)          (791)             --
                                          --------       -------        -------         -------
     Net income (loss)................    $ 34,116       $(4,148)       $21,729         $(4,341)
                                          ========       =======        =======         =======

        The accompanying notes are an integral part of these statements.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                             TOTAL
                                              COMMON STOCK      ADDITIONAL   RETAINED    SHAREHOLDERS'
                                           ------------------    PAID IN     EARNINGS       EQUITY
                                            SHARES     AMOUNT    CAPITAL     (DEFICIT)     (DEFICIT)
                                           ---------   ------   ----------   ---------   -------------
  Issuance of common stock for cash on
     May 4, 1998 (Date of Inception) at
     $0.01 per share.....................  1,200,000    $12      $     --     $    --      $     12
  Net loss for the period from May 4,
     1998 (Date of Inception) to December
     31, 1998............................         --     --            --      (4,341)       (4,341)
                                           ---------    ---      --------     -------      --------
BALANCE, December 31, 1998...............  1,200,000     12            --      (4,341)       (4,329)
  Capital contributions..................         --     --       160,835          --       160,835
  Net income for the year ended December
     31, 1999............................         --     --            --      21,729        21,729
                                           ---------    ---      --------     -------      --------
BALANCE, December 31, 1999...............  1,200,000     12       160,835      17,388       178,235
  Capital contributions..................         --     --       178,823          --       178,823
  Net income for the six months ended
     June 30, 2000.......................         --     --            --      34,116        34,116
                                           ---------    ---      --------     -------      --------
BALANCE, June 30, 2000 (unaudited).......  1,200,000    $12      $339,658     $51,504      $391,174
                                           =========    ===      ========     =======      ========

        The accompanying notes are an integral part of these statements.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  PERIOD FROM
                                                                                                  MAY 4, 1998
                                                          SIX MONTHS ENDED                          (DATE OF
                                                              JUNE 30,           YEAR ENDED        INCEPTION)
                                                        ---------------------   DECEMBER 31,    TO DECEMBER 31,
                                                          2000        1999          1999              1998
                                                        ---------   ---------   ------------   ------------------
                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................  $  34,116   $  (4,148)   $  21,729         $  (4,341)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization.....................      6,976          18
    Non-cash cost of sales............................     41,552          --       20,722                --
    Cumulative effect of change in accounting
       principle......................................         --         791          791                --
    Changes in operating assets and liabilities:
       Other assets and prepaid costs.................        575      (1,554)        (588)           (1,423)
       Receivable from affiliate......................   (109,631)        323      (61,100)               --
       Accounts receivable............................      6,399          --       (6,399)               --
       Deferred revenue...............................     33,420       3,122        9,521               333
       Accounts payable & accrued liabilities.........       (162)       (196)         600               619
       Payable to affiliate...........................     23,766          --       16,318             1,041
       Other liabilities..............................     (5,226)         --        5,248                --
                                                        ---------   ---------    ---------         ---------
         Net cash provided by (used in) operating
           activities.................................     31,785      (1,644)       6,842            (3,771)
                                                        ---------   ---------    ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for property and equipment................   (173,096)   (266,662)    (706,285)         (157,175)
                                                        ---------   ---------    ---------         ---------
         Net cash used in investing activities........   (173,096)   (266,662)    (706,285)         (157,175)
                                                        ---------   ---------    ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..............         --          --           --                12
  Proceeds from long term debt........................         --     267,960      550,000           304,000
  Repayment of long term debt.........................         --          --           --          (104,000)
  Finance costs incurred..............................         --          --           --           (31,938)
  Capital contributions...............................    178,823          --      160,835                --
  Change in restricted cash and cash equivalents......    (37,502)        662      (11,219)           (6,695)
                                                        ---------   ---------    ---------         ---------
         Net cash provided by financing activities....    141,321     268,622      699,616           161,379
                                                        ---------   ---------    ---------         ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.............         10         316          173               433
                                                        ---------   ---------    ---------         ---------
CASH AND CASH EQUIVALENTS, beginning of period........        606         433          433                --
                                                        ---------   ---------    ---------         ---------
CASH AND CASH EQUIVALENTS, end of period..............  $     616   $     749    $     606         $     433
                                                        =========   =========    =========         =========
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING
  ACTIVITIES:
  Costs incurred for property and equipment...........  $ 114,580   $ 332,519    $ 839,029         $ 193,214
  Decrease (increase) in accrued construction costs...     60,788     (63,759)    (128,210)          (32,607)
  Amortization of deferred finance costs..............     (2,272)     (2,262)      (4,534)           (2,026)
  Change in other liabilities.........................         --         164           --            (1,406)
                                                        ---------   ---------    ---------         ---------
  Cash paid for property and equipment................  $ 173,096   $ 266,662    $ 706,285         $ 157,175
                                                        =========   =========    =========         =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid and capitalized.......................  $  34,077   $  10,498    $  29,514         $   6,548
                                                        =========   =========    =========         =========
  Interest paid (net of capitalized interest).........  $     892   $   1,928    $   2,655         $   3,414
                                                        =========   =========    =========         =========
  Cash paid for taxes.................................  $      --   $      --    $      --         $      --
                                                        =========   =========    =========         =========

        The accompanying notes are an integral part of these statements.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Throughout these consolidated financial statements, references to "dollars" and "$" are to United States dollars.

1. BACKGROUND AND ORGANIZATION

     On May 4, 1998, Pacific Crossing Ltd. (the "Company") was incorporated in Bermuda. Pacific Crossing Ltd. is a joint venture owned by GCT Pacific Holdings Ltd., ("GCT Pacific"), SCS (Bermuda) Ltd. ("SCS (Bermuda)") and Marubeni Pacific Cable Limited, all Bermuda companies (collectively the "Partners") who own 50.0%, 14.5% and 35.5% of Pacific Crossing Ltd., respectively. Pacific Crossing Ltd. was incorporated to construct and operate an undersea fiber optic cable ring with landing stations in the United States and Japan (Pacific Crossing Ltd.'s fiber optic cable ring is referred to as "Pacific Crossing-1" or the "System"). Pacific Crossing Ltd. has incorporated wholly-owned subsidiaries in each of these countries in order to own the portion of the cable system located in each country and the related territorial waters. Pacific Crossing-1 consists of two segments joined to form a ring configuration. At December 31, 1999, the first segment, from Harbour Pointe, Washington to Ajigaura, Japan, was completed and placed into service.

     GCT Pacific is a wholly-owned subsidiary of Asia Global Crossing Holdings Ltd. and owns a further economic interest in Pacific Crossing Ltd. through its 100% ownership interest in SCS (Bermuda). During the periods presented in these financial statements, Asia Global Crossing Holdings Ltd. was 93.0% owned by Global Crossing Ltd. Global Crossing Ltd. is a provider of global broadband telecommunications services for both wholesale and retail customers. Global Crossing Ltd. is building a state-of-the-art fiber optic network (the "Global Crossing Network") which includes Pacific Crossing-1.

     During April 1998, Pacific Crossing Ltd. entered into a fixed price contract with Tyco Submarine Systems Ltd. ("TSSL") to construct Pacific Crossing-1. The estimated cost of the System is $1,100.0 million (including capitalized interest), which is being financed through a $400.0 million equity contribution by the Partners and an $850.0 million credit facility. The $400.0 million equity contribution by the Partners will be pro-rated according to their respective percentage ownership of Pacific Crossing Ltd. Through either cash collateral, letter of credit, or an equity contribution guarantee, the equity contributions have been guaranteed by the Partners. In July 1998, the $850.0 million aggregate senior secured non-recourse loan facility (the "Pacific Crossing-1 Credit Facility") was executed for the construction and financing costs of Pacific Crossing-1.

2. SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  a) Principles of Consolidation

     The consolidated financial statements include the accounts of Pacific Crossing Ltd. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

  b) Interim Financial Information

     The consolidated financial statements of the Company as of June 30, 2000 and for the six months ended June 30, 2000 and June 30, 1999 are unaudited. Adjustments, consisting of normal recurring adjustments to present the consolidated financial position of the Company, have been made which in the opinion of management are necessary for a fair presentation. Results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the full year or for any future period.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

  c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's operations and ability to grow may be affected by numerous factors, including changes in customer requirements, new laws and governmental regulations and policies, technological advances, entry of new competitors and changes in the willingness of financial institutions and other lenders to finance operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the telecommunications industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

  d) Development Stage Company

     The Company was in its development stage until December 31, 1999, when the first segment of Pacific Crossing-1 was placed into service.

  e) Revenue Recognition

     Services

     Revenue from sales of capacity under operating-type leases are recognized over the period the service is provided, net of an estimate for uncollectible accounts. Payments received from customers before the relevant criteria for revenue recognition is satisfied are included in deferred revenue.

     Sales-Type Leases

     Revenue from Capacity Purchase Agreements ("CPAs") that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser, which occurs when (i) the purchaser obtains the right to use the capacity, which can only be suspended if the purchaser fails to pay the full purchase price or fulfill its contractual obligations, (ii) the purchaser is obligated to pay Operations, Administration and Maintenance ("OA&M") costs and (iii) the segment of a system related to the capacity purchased is available for service and the related capacity is activated. Certain customers who have entered into CPAs for capacity have paid deposits toward the purchase price, which have been included as deferred revenue in the accompanying consolidated balance sheets. The Company follows the criteria set forth in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66") for contracts which qualify for sales-type lease accounting.

     The Company offers customers flexible bandwidth products to multiple destinations and anticipates that many of the contracts for subsea circuits entered into will be part of a service offering. Therefore, the Company anticipates that many of these contracts will not meet the criteria of sales-type lease accounting and will be accounted for as operating leases. Consequently, the Company will defer revenue related to those circuits and amortize that revenue over the appropriate term of the contract. Accordingly, the Company will treat cash received, but not recognized, as deferred revenue. In certain circumstances, should a contract meet all of the requirements of sales-type lease accounting, the Company will recognize revenue without deferral upon payment and activation.

     The principal effect of the change in the type of contracts offered to the Company's customers beginning on January 1, 2000 is that an increasing percentage of capacity sales will be accounted for

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES
as operating leases rather than sales-type leases, resulting in more revenue from such sales being deferred into future periods than was previously the case. Accordingly, this change in contract terms will reduce revenue recognized upon activation of circuits in earlier periods and increase revenue recognized in later periods.

     For the six months ended June 30, 2000, sales-type leases revenue was $104.5 million and services revenue was $3.1 million. For the year ended December 31, 1999, all revenue was from sales-type leases.

  f) Cost of Sales

     Services

     Costs of sales relating to capacity contracts accounted for as operating leases are treated as fixed assets and, accordingly, are depreciated over the estimated useful life of the capacity.

     Sales-Type Leases

     At the date each segment of the System becomes operational, the related amounts included in construction in progress are reclassified (see Note 2h), and depreciation commences. For contracts that meet the criteria for sales-type lease accounting, the Company's policy provides for recording cost of sales in the period in which the related revenue is recognized in addition to the depreciation charge described below. The amount charged to cost of sales is determined by calculating the estimated net book value of the specific capacity at the time of the sale, which includes total expected cost of the System and the cost of the additional capacity that the Company has the intent and ability to add through upgrades, provided the need for such upgrades is supported by a third-party consultant's revenue forecast.

  g) Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

     The Company considers cash in banks and short term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company's restricted cash is restricted for the payments of construction costs of Pacific Crossing-1.

  h) Property and Equipment

     Property and equipment, which includes transmission equipment and construction in progress, is stated at cost, net of depreciation and amortization. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed when incurred. Construction in progress includes direct expenditures for construction of the System and is stated at cost. Capitalized costs include costs incurred under the construction contract; advisory, consulting and legal fees; interest; and amortized finance costs incurred during the construction phase. On the date a segment or upgrade becomes operational, the related cost is recorded as transmission equipment and depreciation commences.

     Interest incurred, which includes the amortization of deferred finance fees, is capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

Cost." Total interest cost incurred and interest capitalized to construction in progress during the periods presented were (in thousands):

                                                                               PERIOD FROM
                                                                               MAY 4, 1998
                                                 SIX MONTHS                     (DATE OF
                                                   ENDED        YEAR ENDED    INCEPTION) TO
                                                  JUNE 30,     DECEMBER 31,   DECEMBER 31,
                                                    2000           1999           1998
                                                ------------   ------------   -------------
                                                (UNAUDITED)
Interest cost incurred........................    $32,712        $41,625         $11,841
                                                  =======        =======         =======
Interest cost capitalized to construction in
  progress....................................    $31,630        $39,013         $ 8,095
                                                  =======        =======         =======

     Depreciation is provided on a straight-line basis over the estimated useful lives of the related property and equipment, with the exception of leasehold improvements and assets acquired through capital leases, which are depreciated over the lesser of the estimated useful lives or the term of the lease. Estimated useful lives for transmission equipment are 3 to 25 years.

     The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

  i) Deferred Finance Costs

     Costs incurred to obtain financing through the issuance of long-term debt have been reflected as an asset in the accompanying consolidated balance sheets. The financing costs relating to the long-term debt are amortized over the lesser of the term of the related debt agreements or the expected payment date of the debt obligation. During the construction period, the amortized portion of deferred financing costs relating to the long term debt are included in construction in progress as a component of interest capitalized or recorded as interest expense in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost."

  j) Financial Instruments

     The Company uses derivative financial instruments to reduce its exposure to adverse fluctuations in interest rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. Accordingly, they are presented on the accompanying consolidated balance sheets at their carrying values, which approximates their fair values. Fair values are based on market quotes, current interest rates or management estimates, as appropriate.

     As discussed in Note 7, the Company has entered into an interest rate swap agreement to hedge its exposure to interest rates on its long-term debt. Hedge accounting was applied in respect of these instruments; accordingly, the net cash amounts paid or received on the agreement are accrued and recognized as an adjustment to interest expense on the related debt.

     The counterparties to the derivative financial instruments in effect as of December 31, 1999 are Canadian Imperial Bank of Commerce ("CIBC") and Deutsche Bank AG. The Company is exposed to credit loss in the event of nonperformance by these counterparties.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

  k) Income Taxes

     The Company recognizes current and deferred income tax assets and liabilities as applicable based upon all events that have been recognized in the consolidated financial statements as measured by the provision of the enacted tax laws.

  l) Translation of Foreign Currencies

     The functional currency of the Company's subsidiaries is the United States dollar. Transactions in foreign currencies are translated into United States dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at year end are translated into United States dollars at the rate of exchange at that date. For the six months ended June 30, 2000 and the year ended December 31, 1999, Pacific Crossing Ltd. recognized a $0.1 million foreign transaction loss and $0.5 million foreign transaction gain, respectively, included in other income in the accompanying consolidated statement of operations. The effect of foreign currency transactions for the period from May 4, 1998 (Date of Inception) to December 31, 1998 was not material.

  m) Change in Accounting Policy

     The Company adopted Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" in the first quarter of 1999. Accordingly, a one-time charge of $0.8 million, representing start-up costs incurred and capitalized during previous periods, was charged against net income.

  n) Segment Reporting

     The Company is a provider of Internet and long distance telecommunications facilities and related services. The Company determined that it was a single segment operating company.

  o) Pending Accounting Standards

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133" which deferred SFAS No. 133's effective date to fiscal quarters beginning after June 15, 2000. This statement standardizes the accounting for derivatives and hedging activities and requires that all derivatives be recognized in the statement of financial position as either assets or liabilities at fair value. Changes in the fair value of derivatives that do not meet the hedge accounting criteria are to be reported in earnings. The impact of the adoption of this standard has not been quantified.

  p) Reclassifications

     Certain prior year amounts have been reclassified in the consolidated financial statements to conform to current year presentation.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                           DECEMBER 31,
                                        JUNE 30,      ----------------------
                                          2000           1999         1998
                                       -----------    ----------    --------
                                       (UNAUDITED)
Transmission equipment...............  $  197,178     $  227,531    $     --
Construction in progress.............     886,547        783,199     193,214
                                       ----------     ----------    --------
Total property and equipment.........  $1,083,725     $1,010,730    $193,214
Less: accumulated depreciation.......      (6,944)            --          --
                                       ----------     ----------    --------
Total property and equipment.........  $1,076,781     $1,010,730    $193,214
                                       ==========     ==========    ========

     Depreciation expense was not recorded in 1999 or 1998 as the Northern segment of Pacific Crossing-1 was placed into service on December 31, 1999. Depreciation expense for the six months ended June 30, 2000 was $6.9 million.

4. LONG TERM DEBT

  Pacific Crossing-1 Credit Facility

     During 1998, Pacific Crossing Ltd. entered into an $850.0 million aggregate senior secured non-recourse loan facility (the "Pacific Crossing-1 Credit Facility") with a group of banks led by CIBC and Deutsche Bank AG, for the construction and financing costs of Pacific Crossing-1. The Pacific Crossing-1 credit facility is comprised of an $840.0 million multiple draw down term loan facility (the "Pacific Crossing-1 Term Facility") and a $10.0 million working capital facility (the "Pacific Crossing-1 Working Capital Facility"). Of the $840.0 million Pacific Crossing-1 Term Facility, $50.0 million is restricted to fund the first system upgrade. The Pacific Crossing-1 Credit Facility is secured by pledges of the stock of Pacific Crossing Ltd. and its subsidiaries and by a security interest in its assets. As of June 30, 2000 and December 31, 1999, Pacific Crossing Ltd. had an outstanding balance of $750.0 million under the Credit Facility ($200.0 million at December 31, 1998). No amounts have been repaid to the lenders.

     Pacific Crossing Ltd. obtained a $104.0 million loan from CIBC to fund construction before the Pacific Crossing-1 Credit Facility was in place. This loan was repaid during 1998 with funds borrowed under the Pacific Crossing-1 Credit Facility.

     Under the Pacific Crossing-1 Credit Facility, Pacific Crossing Ltd. may select loan arrangements as either a Eurodollar loan or an Alternative Base Rate ("ABR") loan. The Eurodollar interest rate is LIBOR plus 2.25-2.50% and the ABR interest rate is the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%, plus 1.25-1.50%. As of June 30, 2000 and December 31, 1999 and 1998 all outstanding loans were Eurodollar loans. The Pacific Crossing-1 Credit Facility contains various covenants that (i) limit further indebtedness by Pacific Crossing Ltd. and its subsidiaries, (ii) limit the ability of Pacific Crossing Ltd. to pay dividends, (iii) require Pacific Crossing Ltd. to meet certain minimum capacity sales levels and (iv) require Pacific Crossing Ltd. to meet a minimum interest coverage ratio for the years 2001 through to the maturity of the Pacific Crossing-1 Credit Facility. The Pacific Crossing-1 Credit Facility is repayable in ten semi-annual installments ("Mandatory Repayments"), commencing 135 days after the System is ready for service.

     Effective October 30, 1998, Pacific Crossing Ltd. entered into two interest rate swap transactions based on one month LIBOR to minimize its exposure to increases in interest rates on its borrowings. The swap transactions fix Pacific Crossing Ltd.'s floating interest rate at 4.985% on a notional amount of borrowings ranging between $200.0 million and $500.0 million until January 31, 2004.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

     The expected maturities of long term debt are as follows:

YEAR ENDING DECEMBER 31,
------------------------                                (IN THOUSANDS)
  2000................................................     $     --
  2001................................................       83,260
  2002................................................       93,260
  2003................................................      113,260
  2004................................................      118,260
  Thereafter..........................................      341,960
                                                           --------
     Total............................................     $750,000
                                                           ========

5. COMMITMENTS AND CONTINGENCIES

     As of December 31, 1999, Pacific Crossing Ltd. was committed under contracts with TSSL for remaining construction costs of Pacific Crossing-1 totaling approximately $240.0 million. At June 30, 2000, the remaining commitment amount was $4.9 million.

     The following amounts are payable to Global Crossing Network Center, Ltd. ("GCNC") under an OA&M agreement (see Note 8):

YEAR ENDING DECEMBER 31,
------------------------                                (IN THOUSANDS)
  2000................................................     $ 43,000
  2001................................................       43,000
  2002................................................       42,200

     These fees will increase by 3.0% each year starting in the year ended December 31, 2003, through the end of the agreement in 2007.

     Under an additional OA&M agreement, Pacific Crossing Ltd. is committed to paying Global Access Ltd. $5.8 million each year through 2002, increasing by 3.0% thereafter through 2007 (see Note 8).

6. TAXES

     The Company accounts for income taxes in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

     Bermuda does not impose a statutory income tax and consequently no provision for income taxes was recorded for any entities incorporated in Bermuda. Income tax provision benefits recorded for losses incurred by certain subsidiaries of the Company which are located in jurisdictions which impose income taxes were offset by the establishment of valuation allowances in accordance with SFAS 109.

7. FINANCIAL INSTRUMENTS

     The carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accrued construction costs, accounts payable and accrued liabilities, accrued interest, obligations under capital leases and long term debt approximate their fair value. At June 30, 2000, the fair value of the interest rate swap is $27.9 million and is based on market quotes.

8. RELATED PARTY TRANSACTIONS

  Shareholders Agreement

     The Partners have entered into a shareholders agreement that details, among other things the composition of the Company's board of directors; actions requiring the supermajority consent of the board of directors; actions requiring the supermajority consent of the Company's shareholders; shareholder rights to subscribe for new capital; restrictions on the transfer of shares of the Company's common stock; the consequences of a deadlock over the annual budget; and exit rights of SCS (Bermuda).

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

  Revenue

     All sales of capacity and related OA&M revenue on Pacific Crossing-1 are with affiliates at prices determined by the respective joint venture owners. Prices are reviewed and adjusted periodically based on market conditions.

  Financial Services Agreement

     During 1998, Pacific Crossing Ltd. entered into a Financial Services Agreement with Global Crossing Development Corporation, an indirect wholly owned subsidiary of Global Access Ltd., to arrange the Pacific Crossing-1 Credit Facility. As consideration, Global Crossing Development Corporation received a fee in the amount of 1.5% of the $850.0 million Pacific Crossing-1 Credit Facility or $12.8 million. This amount has been recorded as deferred finance costs and is being amortized over the term of the Pacific Crossing-1 Credit Facility. In a further agreement between Global Crossing Development Corporation and Marubeni Pacific Cable Limited, Marubeni Pacific Cable Limited received from Global Crossing Development Corporation 33.3% of the $12.8 million or $4.3 million for their participation in arranging the Pacific Crossing-1 Credit Facility.

  Contribution of Pacific Crossing-1

     Prior to January 21, 1998, Pacific Capital Group, Inc. and its affiliates, a significant shareholder of Global Access Ltd., began development of Pacific Crossing-1 and two other fiber optic cable systems. Through January 21, 1998, such development included assembling a management team, negotiating with potential suppliers, partners, financing sources, obtaining preliminary market and feasibility studies and developing technical requirements. During January 1998, Global Access Ltd.'s Board determined that it was in its best interests to pursue these new systems, obtain the results of the work and the employees then within the scope of activity of Pacific Capital Group, Inc. and broaden the goals, objectives and business plan of Global Crossing Ltd. In consideration of Pacific Capital Group, Inc. transferring the results of its activities and becoming limited in its future activities in fiber optic telecommunications other than through Global Access Ltd., Global Access Ltd.'s Board approved and their shareholders subsequently ratified a transaction whereby Pacific Capital Group, Inc. received certain cash reimbursements and entered into a warrant agreement ("Pacific Capital Group, Inc. Warrants") under which Pacific Capital Group, Inc. was granted warrants for Global Access Ltd.'s common stock in exchange for the rights to continue the development of Pacific Crossing-1 and the two other fiber optic cable systems. Global Crossing Ltd. subsequently contributed these development rights applicable to Pacific Crossing-1 to GCT Pacific Holdings Ltd. Such costs have not been reflected in the financial statements of Pacific Crossing Ltd. The value attributed to Pacific Crossing-1 was determined by allocating the value of the Pacific Capital Group, Inc. Warrants on a pro rata basis based on the estimated cost of each system.

  Management Services

     Certain affiliated companies, which are indirect wholly-owned subsidiaries of Global Crossing Ltd., provide Pacific Crossing Ltd. with marketing, management and administrative services in respect of the development, implementation and operations of Pacific Crossing Ltd. For the year ended December 31, 1999 approximately $4.0 million of marketing, management and administrative services fees were recorded as an expense by Pacific Crossing Ltd. In addition, $2.5 million was charged by Global Crossing Ltd. and recorded by as expense by Pacific Crossing Ltd. related to legal and professional fees pertaining to legal and advocacy issues before governmental authorities. For the six months ended June 30, 2000, $318,000 and $500,000 were charged by Global Crossing Ltd. and Asia Global Crossing Holdings Ltd. respectively, for general corporate services. Had the company provided these management services on a stand alone basis, there could be no assurance that these fees would be the same.

                     PACIFIC CROSSING LTD. AND SUBSIDIARIES

  Maintenance Agreements

     The Company has entered into OA&M agreements with GCNC (a subsidiary of Global Crossing Ltd.) and Global Access Ltd. (an affiliate of Global Crossing Ltd.) whereby GCNC and Global Access Ltd. are obligated to provide operating, administration and maintenance functions for Pacific Crossing-1. The OA&M agreement with GCNC is for an initial term of eight years with two renewal periods of five years each at the Company's option. The OA&M agreement with Global Access Ltd. is for an initial term of eight years with two renewal periods of eight and one-half years each at the Company's option. The OA&M costs related to this agreement are expensed as incurred. Pacific Crossing Ltd. recorded expense of $3.0 million for the six months ended June 30, 2000 under the agreement with Global Access Ltd. No expense was incurred under the agreement with Global Access Ltd. in 1999 or 1998. Pacific Crossing Ltd. incurred and recorded expense of $21.5 million and $8.0 million in connection with the GCNC agreement for the six months ended June 30, 2000 and for the year ended December 31, 1999, respectively. No expense was incurred under this agreement in 1998.

  Loan Facility

     During 1999, the Company entered into a loan facility with Global Crossing Holdings Ltd. for approximately $9.0 million. The interest rate of the loan is LIBOR plus 2.0%. The principal plus the accrued interest is included in loan payable to affiliate in the consolidated balance sheet. The outstanding principal plus accrued interest is due one year after the Pacific Crossing-1 Credit Facility is paid in full.

  Other Transactions

     In 1998, an affiliate of CIBC, a major shareholder of Global Crossing Ltd., was a member of the Pacific Crossing-1 Credit Facility syndicate and was paid $5.8 million in fees during the period from May 4, 1998 (Date of Inception) to December 31, 1998 relating to the Pacific Crossing-1 Credit Facility. This amount is included in deferred finance costs in the accompanying consolidated balance sheet.

9. GEOGRAPHIC SEGMENTATION

                                                          (IN THOUSANDS)
                             JUNE 30, 2000(2)            DECEMBER 31, 1999           DECEMBER 31, 1998
                         -------------------------   -------------------------   -------------------------
                                       LONG-LIVED                  LONG-LIVED                  LONG-LIVED
                         REVENUE(1)     ASSETS(2)    REVENUE(1)     ASSETS(2)      REVENUE      ASSETS(2)
                         -----------   -----------   -----------   -----------   -----------   -----------
                                (UNAUDITED)
United States..........   $ 77,450     $  139,744      $61,100     $  115,620      $    --     $   29,367
Japan..................     23,300        128,203           --        127,990           --         22,007
United Kingdom.........      6,800             --           --             --           --             --
International Waters...         --        808,834           --        767,120           --        141,840
                          --------     ----------      -------     ----------      -------     ----------
Consolidated...........   $107,550     $1,076,781      $61,100     $1,010,730      $    --     $  193,214
                          ========     ==========      =======     ==========      =======     ==========

---------------

(1) Revenue is classified according to the primary point of presence of the end customer.
(2) Long-lived assets include capacity available for sale and construction in progress.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                             COMBINED BALANCE SHEET
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                             JUNE 30, 2000     DECEMBER 31, 1999
                                                             --------------    -----------------
                                                              (UNAUDITED)
ASSETS:
Current assets:
  Cash at bank.............................................    $  168,990         $      256
  Trade accounts receivable................................        40,398             34,464
  Due from affiliates......................................        85,700             59,155
  Other assets and prepaid costs...........................        60,490             38,343
                                                               ----------         ----------
          Total current assets.............................       355,578            132,218
Deferred expenditure.......................................            --            567,199
Prepaid capacity and services..............................     2,746,928                 --
Property, plant and equipment..............................     2,867,500          2,478,444
                                                               ----------         ----------
          Total assets.....................................    $5,970,006         $3,177,861
                                                               ==========         ==========
LIABILITIES:
Current liabilities:
  Bank overdrafts..........................................    $    4,576         $    2,483
  Accounts payable and accrued liabilities.................       386,264            315,049
  Deferred income..........................................        37,823             44,311
  Due to affiliates........................................        21,806              4,860
                                                               ----------         ----------
          Total current liabilities........................       450,469            366,703
Long term loans from shareholders..........................       262,279          3,377,949
Long term loans from external parties......................        27,428                 --
                                                               ----------         ----------
          Total liabilities................................       740,176          3,744,652
                                                               ----------         ----------
OWNERS' SURPLUS:
Share capital, 320 shares of US$1, authorized, issued and
  fully paid...............................................             2                 --
Share premium..............................................     6,436,827                 --
Accumulated deficit........................................    (1,206,999)          (566,791)
                                                               ----------         ----------
          Total owners' surplus/(deficit)..................     5,299,830           (566,791)
                                                               ----------         ----------
          Total liabilities and owners' surplus............    $5,970,006         $3,177,861
                                                               ==========         ==========

       See accompanying notes to condensed combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                       COMBINED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Revenues....................................................   $465,200       $393,136
Operating expenses:
  Cost of services, exclusive of depreciation shown below...    403,495        329,859
  Sales, general and administrative.........................     88,925        102,391
  Depreciation of property, plant and equipment.............     40,538         27,864
  Provision for doubtful accounts...........................      8,002          5,231
                                                               --------       --------
     Total operating expenses...............................    540,960        465,345
                                                               --------       --------
Operating loss..............................................    (75,760)       (72,209)
Interest income.............................................      4,858            221
Interest expense............................................     (2,105)       (23,437)
                                                               --------       --------
     Net loss before tax....................................    (73,007)       (95,425)
Provision for tax...........................................         --             --
                                                               --------       --------
     Net loss...............................................   $(73,007)      $(95,425)
                                                               ========       ========

       See accompanying notes to condensed combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                     --------------------------
                                                            NOTES       2000           1999
                                                            -----    -----------    -----------
                                                                     (UNAUDITED)    (UNAUDITED)
Net cash outflow from operating activities................   (a)      $ (23,893)     $ (59,838)
                                                             ---      ---------      ---------
Returns on investments and servicing of finance
  Interest received.......................................                4,858            221
  Interest paid...........................................               (2,105)       (23,437)
                                                                      ---------      ---------
Net cash inflow/(outflow) from returns on investments and
  servicing of finance....................................                2,753        (23,216)
                                                                      ---------      ---------
Investing activities
  Purchase of fixed assets................................             (413,878)      (372,548)
  Purchase of prepaid capacity............................              (24,628)            --
  Proceeds on disposals of fixed assets...................                   --            298
                                                                      ---------      ---------
Net cash outflow from investing activities................             (438,506)      (372,250)
                                                                      ---------      ---------
Net cash outflow before financing activities..............             (459,646)      (455,304)
Financing activities                                         (b)
  Long term loans borrowed from shareholders/affiliates...              262,105        454,756
  Repayment of long term loans to a shareholder...........              (52,146)            --
  Consideration received for issuance of 10 shares........              388,900             --
  Long term loans borrowed from external parties..........               27,428             --
                                                                      ---------      ---------
Net cash inflow from financing activities.................              626,287        454,756
                                                                      ---------      ---------
Increase/(decrease) in cash and cash equivalents..........              166,641           (548)
Cash and cash equivalents at beginning of period..........               (2,227)           328
                                                                      ---------      ---------
Cash and cash equivalents at end of period................            $ 164,414      $    (220)
                                                                      =========      =========
Analysis of the balances of cash and cash equivalents:
  Bank balances...........................................            $ 168,990      $     202
  Bank overdrafts.........................................               (4,576)          (422)
                                                                      ---------      ---------
                                                                      $ 164,414      $    (220)
                                                                      =========      =========

       See accompanying notes to condensed combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                      (IN THOUSANDS OF HONG KONG DOLLARS)

NOTES TO THE COMBINED STATEMENTS OF CASH FLOWS

(a) Reconciliation of net loss before tax to net cash outflow from operating activities.

                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Net loss before tax.........................................   $(73,007)      $(95,425)
Depreciation of property, plant and equipment...............     40,538         27,864
Loss on disposal of property, plant and equipment...........         --              3
Interest income.............................................     (4,858)          (221)
Interest expense............................................      2,105         23,437
(Increase)/decrease in trade accounts receivable............     (5,934)         3,245
Increase in due from affiliates.............................    (26,545)       (13,013)
Increase in other assets and prepaid costs..................    (22,147)       (41,358)
Increase in accounts payable and accrued liabilities........     55,497          1,709
(Decrease)/Increase in deferred income......................     (6,488)        31,895
Increase in due to affiliates...............................     16,946          2,026
                                                               --------       --------
Net cash outflow from operating activities..................   $(23,893)      $(59,838)
                                                               ========       ========

(b) Analysis of changes in financing during the period

                                                LONG TERM LOANS     LONG TERM LOANS
                                               FROM SHAREHOLDERS/    FROM EXTERNAL       SHARE
                                                   AFFILIATES           PARTIES         PREMIUM
                                               ------------------   ---------------    ----------
At January 1, 2000...........................     $ 3,377,949          $     --        $       --
  Cash inflow/(outflow) from financing.......
  Raising of new loans.......................         262,105            27,428           388,900
  Repayment of loans.........................         (52,146)               --                --

Non-cash transactions:
  Issue of 239 shares in consideration for
     the capitalization of long term loan....      (3,325,629)               --         3,325,627
  Issue of 70 shares in return for prepaid
     capacity and services...................              --                --         2,722,300
                                                  -----------          --------        ----------
At June 30, 2000.............................     $   262,279          $ 27,428        $6,436,827
                                                  ===========          ========        ==========
At January 1, 1999...........................     $ 2,302,074          $     --        $       --
  Cash inflow from financing.................         454,756                --                --
                                                  -----------          --------        ----------
At June 30, 1999.............................     $ 2,756,830          $     --        $       --
                                                  ===========          ========        ==========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

 (THROUGHOUT THESE NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS, REFERENCES
    TO "$" ARE TO THOUSANDS OF HONG KONG DOLLARS UNLESS OTHERWISE SPECIFIED)

1. BUSINESS, ORGANIZATION AND BASIS OF PREPARATION

     Hutchison Global Crossing Holdings Limited (a company incorporated in BVI on September 12, 1992) and its subsidiaries ("the Company") provide fixed network services, including international services, local fixed network services, and multimedia services, in the Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR"). At December 31, 1999, the Company was a wholly owned subsidiary of, and was controlled by, Hutchison Whampoa Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. Pursuant to an agreement entered into on November 15, 1999 ("the Agreement"), which closed on January 12, 2000 between the Company, its holding company Hutchison Telecommunications Limited, Hutchison Whampoa Limited, and Global Crossing Ltd. ("Global Crossing"), a company incorporated in Bermuda and listed on NASDAQ, from January 12, 2000 onwards the Company is a 50:50 joint venture between Hutchison Whampoa Limited and Global Crossing.

     The Company's international services business provides services to customers using several leased international transmission circuits for direct transmission of international calls between its switches in Hong Kong and switches in other countries.

     The Company's multimedia services business provides a package of internet services including: internet access and dial-up services to residential and corporate subscribers, content and e-service offerings, and will implement and operate an Electronic Service Delivery system ("the ESD system") allowing the public to interact with various departments of the HKSAR Government and the private sector.

     The construction and development of the Company's local fixed network fiber optic backbone was completed in the first quarter of 1999 which enables the Company to provide services to Hong Kong's business districts and certain high density and private residential developments. With the extension of the HKSAR Government's moratorium on the Issue of Further Local Fixed Telecommunications Network Services Licenses and Licensing of Additional External
Facilities -- Based Operators to January 2003, the Company will expedite its network rollout and has indicated to the HKSAR Government that it will invest a total of not less than $2 billion capital expenditures for the purpose of developing, establishing and maintaining the network for the provision of the service from January 1, 1999 up to December 31, 2002.

     Pursuant to the Agreement, the following transactions have occurred:

          (a) The Company has undergone a reorganization ("the Reorganization") involving transfers of certain businesses. These transfers were between entities under the common control of Hutchison Whampoa Limited. The following transfers have taken place:

             (1) With effect from November 1, 1999 the business of the provision of paging, call centers and other ancillary services and the sales of mobile phones, pagers and accessories and certain other retailing activities carried on and operated by a division of the Company, and certain other inactive subsidiaries of the Company (the "Excluded Business"), were transferred to affiliates under the common control of Hutchison Whampoa Limited for an aggregate consideration of $1,705,220 which corresponded to the net liabilities of the Excluded Business. The operations, assets and liabilities of the Excluded Business have not been included in these condensed combined financial statements on the basis that this business was operated as a separate division with dedicated management.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

             (2) On November 24, 1999, the Company and its subsidiaries acquired a 99.99% interest in HCL Network Partnership ("HCLNP"), a partnership between three affiliates under the common control of Hutchison Whampoa Limited which owns the network equipment used by the Company to provide local fixed network services, for $2,195,361 consideration. This consideration was satisfied by the transfer of capital and assumption of a loan payable by HCLNP to its former partners, which are companies under the common control of Hutchison Whampoa Limited, and has been capitalized as described in note 1(b) below.

             The operations, assets and liabilities of HCLNP have been included in the condensed combined financial statements in a manner similar to a pooling of interests. For the period up to November 24, 1999, the taxable losses of HCLNP were utilized by its former partners for nil consideration and are not available for use by the Company.

          (b) In connection with the Reorganization, the Company's long term loan from the immediate holding company amounting to $3,325,629 was capitalized on January 12, 2000 through the issue of 239 new shares in the Company with a par value of US$1 each, to Hutchison Telecommunications Limited. The share premium arising on this share issue was $3,325,627.

          (c) Upon closure of the Agreement on January 12, 2000, Global Crossing acquired 80 shares in the Company from Hutchison Telecommunications Limited and directly provided to Hutchison Whampoa Limited US$400 million in Global Crossing convertible preferred stock. Additionally the Company has issued 80 shares with a par value of US$1 each, to Global Crossing in return for consideration of $3,111,200 (US$400 million), which was settled by cash of $388,900 (US$50 million) and $2,722,300 (US$350 million) worth of rights to use Global Crossing's international capacity and technology and commercial expertise in relation to the connection, operation and marketing of a media distribution centre in Hong Kong. The share premium arising on this share issue was $3,111,200.

     The Company had a net loss of $73,007 and $95,425 for the six months ended June 30, 2000 and 1999 respectively and at June 30, 2000, the Company had net current liabilities of $94,891 and significant capital expenditure commitments as set out in note 4(a). The Company has entered into loan agreement with the Company's shareholders to obtain loan facilities amounting to $610,000 of which at 30 June 2000 the Company has drawn down amounts totalling $260,000. The Company will continue to review the availability of alternative sources of finance so as to enable it to meet its liabilities as they fall due and to continue in business for a period of at least twelve months from June 30, 2000. The Company is reviewing alternative sources such as an Initial Public Offering of equity, raising debt either by way of the capital markets and syndicated loans or from the Company's bankers. Based on informal valuations of the Company received from the Company's financial advisers and the Company's shareholders' history of raising finance, the Company expects a successful outcome will result from this review and, on that basis, the Company will be able to continue in business for a period of at least twelve months from June 30, 2000. Consequently the condensed combined financial statements have been prepared on a going concern basis.

2. SIGNIFICANT ACCOUNTING POLICIES

     The condensed combined financial statements included herein were prepared by management and reflect all adjustments (consisting solely of normal recurring items) which are, in the opinion of management, necessary to present a fair view. The results for the six months ended June 30, 2000 are not necessarily indicative of the results expected for the year.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     These condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. These significant accounting policies are consistent with those set out in the Company's combined financial statements for the year ended December 31, 1999 except that the Company has changed its accounting policy for deferred expenditures as set out in note 2(b) below. The significant accounting policies are summarized as follows.

  (a) Basis of combination

     The condensed combined financial statements include the accounts of Hutchison Global Crossing Holdings and its wholly owned subsidiaries excluding the Excluded Business and including HCLNP as a result of the Reorganization described in note 1. All significant transactions within the Company have been eliminated.

  (b) Deferred expenditure

     Effective January 1, 2000, the Company has changed its accounting policy for deferred expenditures representing the pre-operating expenses, including interest costs, of international services, local fixed network services and multimedia services. Prior to January 1, 2000 pre-operating expenses were capitalized and amortized over 10 years from the date of full commercial operations of each business line. Effective January 1, 2000, pre-operating expenditures are treated as having been expensed as incurred. As all of the Company's businesses had commenced full commercial operations on or before January 1, 1999, no deferred expenditures were capitalized for the six months ended June 30, 2000 and 1999. The adjustment has been recorded retrospectively and the expenditures previously deferred have been eliminated retrospectively with the statement of operations for the three months ended June 30, 1999 being adjusted.

  (c) Operating leases

     Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

  (d) Prepaid capacity and services

     Prepaid capacity and services totalling $2,722,300 have been recorded at the valuation based on the amounts agreed between the parties to the Agreement as set out in note 1. The Company has not begun to charge these prepaid capacity and services to the profit and loss account as they have not yet been contributed by the shareholder.

  (e) Property, plant and equipment

     Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation.

     Construction in progress, which includes direct expenditures for construction of a network, is stated at cost. Capitalized costs include costs incurred under the construction contract, consultancy fees and interest incurred during the construction phase. Once all the activities necessary to prepare the assets to be available for their use are substantially completed, the construction in progress is

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES transferred to property, plant and equipment. No depreciation is provided in respect of construction in progress.

     Leasehold land is amortized over the remaining period of the lease. Leasehold improvements are depreciated over the unexpired period of the lease or 15%, whichever is shorter.

     Customer access network is depreciated at rates of 4% to 15% per annum on either a straight-line basis, or a proportionate straight-line basis taking into account the number of subscribers compared to the forecasted number of subscribers.

     Exchange equipment is depreciated at rates of 6.67% per annum on either a straight-line basis, or a proportionate straight-line basis taking into account the number of subscribers compared to the forecasted number of subscribers.

     Transmission, plant and site equipment is depreciated at rates of 4% to 20% per annum on either a straight-line basis, or a proportionate straight-line basis taking into account the number of subscribers compared to the forecast number of subscribers.

     Other fixed assets are depreciated to write off their costs over their estimated useful lives on a straight line basis at the following annual rates from the date of commencement of full commercial operations:

Computer equipment..........................................   20%
Motor vehicles..............................................   25%
Office furniture and equipment..............................   15%

     Maintenance costs are expensed as incurred.

  (f) Cash and cash equivalents

     The Company considers cash at bank and bank overdrafts to be cash equivalents.

  (g) Revenues

     Revenues in respect of international services, local fixed network services and multimedia services are recognized when the services are rendered.

     Interest income is recognized on an accrual basis.

  (h) Interest costs

     Interest costs incurred during the construction or acquisition of assets, for the Company's own use, which require a period of time to bring them to their intended use are capitalized. Other interest costs are expensed in the statement of operations as incurred.

  (i) Advertising and promotion costs

     Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to $43,936 and $35,413 for each of the six months ended June 30, 2000 and 1999 respectively.

  (j) Retirement benefit plans

     The Company's employees are members of two pension schemes administered by an affiliate which include the employees of the Company and of a number of affiliates. The Company contributes

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES to these schemes based upon notification of charges from the administering company. The contributions are charged immediately to the statement of operations.

     The retirement contributions incurred and borne by the Company were $5,848 and $4,750 for each of the six months ended June 30, 2000 and 1999 respectively.

  (k) Allowance for doubtful accounts

     An allowance for doubtful accounts is provided based on an evaluation of the recoverability of the receivables at the balance sheet date. Trade accounts receivable are stated net of such allowance.

  (l) Deferred income

     Subscription income and income billed in advance are deferred and credited to the statement of operations on a straight-line basis over the related period.

  (m) Translation of foreign currencies

     The functional currency of the Company's operations is the Hong Kong dollar.

     Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. All exchange differences arising are dealt with in the statement of operations.

  (n) Income taxes

     Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

  (o) Incentive payments

     Incentive payments to customers in respect of operating leases are deferred and amortized based on the terms of the respective lease agreements.

3. RELATED PARTY TRANSACTIONS

     The Company undertook the following transactions with related parties:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                               2000        1999
                                                              -------    --------
Fees to affiliates for the provision of management and
  treasury services (Note a)................................  $10,842    $ 17,212
                                                              -------    --------
Fees to an affiliate for the provision of operating
  facilities (Note b).......................................   31,412     134,363
                                                              -------    --------
Interest payable to affiliates..............................    2,105      23,437
                                                              -------    --------
Interest income receivable from a related company...........       --         172
                                                              -------    --------
Shareholders loans (Note d)
  Facilities................................................  610,000          --
  Amounts drawn down........................................  260,000          --

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     (a) Certain operating expenses of the Company are charged by affiliates for providing management and treasury services on a cost reimbursement basis. Following the Reorganisation, a similar arrangement is in place for a period of time under a service agreement.

     (b) Certain operating expenses of the Company are charged by an affiliate for providing operating facilities on a cost reimbursement basis. Following the Reorganisation, a similar arrangement is in place for a period of time under a service agreement.

     (c) An affiliate under the common control of Hutchison Whampoa Limited has issued guarantees and counter indemnities in respect of facilities amounting to $100,000 extended to the Company. The guarantee line facilities utilized by the Company as of June 30, 2000 were $36,816. The Company is not charged for these guarantees.

     (d) In May 2000, the Company obtained loan facilities with shareholders or affiliates under the common control of the shareholders. The shareholder loans bear interest at Hongkong Interbank Offer Rate ("HIBOR"), the average rate of which was approximately 6.8% during the period ended June 30, 2000 and the Company is obligated to repay the loans with the amount by which any proceeds received by the Company from third party financings or from a public offering exceed the Company's then current capital and operating expenditure requirements. These facilities and the amounts drawn down are pro-rata to the respective shareholding of Hutchison Whampoa Limited and Global Crossing in the Company.

     During the period ended 30 June 1999, the Company had long term loans payable to affiliates under the common control of Hutchison Whampoa Limited. These loans, $2,577,161 of which was capitalised on January 12, 2000 comprised balances of $711,282 and $179,669 bearing interest at HIBOR and HIBOR less 0.25% respectively and a balance of $1,865,879 which was interest-free.

4. COMMITMENTS AND CONTINGENCIES

     (a) The Company is committed under its contracts to purchase property plant and equipment amounting to approximately $1,282,728 and $818,624 as of June 30, 2000 and 1999, respectively.

     (b) The Company has performance guarantees given to:

        (i) The Office of the Telecommunications Authority of Hong Kong in respect of installation of a transmission network totalling approximately $19,000 as of June 30, 2000.

        (ii) Third party network operators in relation to the construction of exchanges for approximately $5,496 as of June 30, 2000.

        (iii) The Government of the HKSAR in respect of installation of the ESD system amounting to approximately $12,320 of which 15% will be counter-indemnified by Compaq Computer Limited.

5. SUMMARY OF DIFFERENCES BETWEEN HKGAAP AND USGAAP

     (a) The Company's condensed combined financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"), which differ in some respects from accounting principles generally accepted in the United States of America ("USGAAP"). Any

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES differences in accounting principles as they pertain to the accompanying condensed combined financial statements were immaterial except as described below:

                                                                   SIX MONTHS ENDED JUNE 30,
                                                                   --------------------------
                                                           NOTE        2000           1999
                                                           ----    ------------    ----------
Net loss under HKGAAP....................................          $   (73,007)    $ (95,425)
USGAAP adjustments:
  Capitalized interest...................................  (i)             692           692
  General provisions.....................................  (ii)        (22,845)          831
  Depreciation...........................................  (iii)       (35,673)      (20,040)
                                                                   -----------     ---------
Net loss under USGAAP....................................          $  (130,833)    $(113,942)
                                                                   ===========     =========

Total owners' surplus under HKGAAP.......................          $ 5,229,830
USGAAP adjustments:
  Capitalized interest...................................  (i)         (11,765)
  General provisions.....................................  (ii)         19,990
  Depreciation...........................................  (iii)      (124,659)
  Prepaid capacity and services..........................  (iv)     (2,722,300)
  Deferred tax asset under USGAAP........................  (v)         330,083
  Deferred tax liability under USGAAP....................  (v)        (276,845)
  Valuation allowance....................................  (v)         (53,328)
                                                                   -----------
Total owners' surplus under USGAAP.......................          $ 2,391,096
                                                                   ===========

     Under HKGAAP, the statement of cash flows should be presented under the following five standard headings: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing. Under USGAAP, only three categories of cash flow activities are presented: (a) operating; (b) investing; and (c) financing. Cash flows from returns on investments and servicing of finance and taxation would be classified under USGAAP as either operating, investing or financing activities based on the nature of the specific items. For example, under USGAAP, operating activities would include interest received, dividends received from associated companies and operating interest and profits tax paid, while investing activities would include capitalized interest paid, and financing activities would include ordinary and special interim dividends paid. Additionally, HKGAAP includes bank overdrafts within the definition of cash and cash equivalents, whereas USGAAP classifies bank overdrafts as part of financing activities. Also, under HKGAAP operating profit is reconciled to cash flows provided by/used in operating activities, while under USGAAP net income is adopted in place of operating profit. The cash flow data by operating, investing and financing activities in accordance with USGAAP are summarized below:

                                                             SIX MONTHS ENDED JUNE 30,
                                                             --------------------------
                                                                2000           1999
                                                             -----------    -----------
Net cash (used)/provided by:
  Operating activities.....................................   $ (21,140)     $ (83,054)
  Investing activities.....................................    (438,506)      (372,250)
  Financing activities.....................................     628,380        455,178
                                                              ---------      ---------
  Increase/(decrease) in cash and cash equivalents.........     168,734           (126)
  Cash and cash equivalents at beginning of period.........         256            328
                                                              ---------      ---------
  Cash and cash equivalents at end of period...............   $ 168,990      $     202
                                                              =========      =========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

  (i) Capitalized interest

     Under HKGAAP, the Company has capitalized certain interest costs incurred during the period from the date the assets were available for use until the date of full commercial operations.

     Under USGAAP, the interest would not qualify for capitalization in property, plant and equipment.

  (ii) General provisions

     There is no prescriptive accounting standard in relation to recording provisions in HKGAAP and provisions are recorded based on estimated liabilities.

     Under the more prescriptive requirements of USGAAP certain provisions recorded by the Company would not have been recorded.

  (iii) Depreciation

     The Company commences depreciation of network assets from the date of full commercial operations and calculates depreciation on a proportionate straight-line basis taking into account the number of subscribers compared to the forecast capacity number of subscribers.

     Under USGAAP depreciation must commence from the date the asset is available for use and be calculated on a straight line basis.

  (iv) Prepaid capacity and services

     Prepaid capacity and services of $2,722,300 is to be contributed by one of the Company's shareholders in return for shares issued by the Company on January 12, 2000. Under HKGAAP this non-cash consideration contributed in return for shares issued has been recorded based on the valuation with reference to the Agreement, and is recognised immediately on the issue of the shares. Under USGAAP this non-cash consideration will be recorded when received and the prepaid capacity and services will be capitalized and amortized or expensed to the statement of Operations, depending on the assets or services received and the requirements of USGAAP. Accordingly since the Company did not have the use of the prepaid capacity and services, prior to March 31, 2000 no capital contribution has been recorded in the condensed combined financial statements as of June 30, 2000.

  (v) Deferred tax

     Under HKGAAP, deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

     Under USGAAP, the Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all temporary differences between the book and tax basis of assets and liabilities and tax loss carryforwards. A valuation allowance is established for deferred tax assets where it is considered more likely than not that the asset will not be realized.

     (b) Financial instruments

  (i) Financial assets and liabilities

     Financial assets of the Company include cash at bank, trade accounts receivable, other assets, prepaid costs and amounts due from affiliates under the control of Hutchison Whampoa Limited. Financial liabilities of the Company include bank overdrafts, accounts payable, accrued expenses,

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES amounts due to affiliates under the control of Hutchison Whampoa Limited and long term loans from shareholders as described in note 3(d). The fair value of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

  (ii) Concentration of credit risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, trade receivables and deposits, prepayments and other receivables.

     Cash and cash equivalents -- substantially all the Company's cash and bank balances are placed with a number of international banks in Hong Kong to which the Company believes its exposure to risk is limited.

     Trade receivables -- these mainly represent service fee receivables from the Company's customers in Hong Kong.

     Deposits, prepayments and other receivable -- these are spread among numerous third parties.

     (c) Business segmental information

     The Company conducts its business in one territory, Hong Kong and has derived its revenue principally from the provision of international services, local fixed network services and multimedia services to customers. These are its three operating segments. For management purposes the results of these three operating segments are analyzed separately. Certain of the assets and liabilities of the international services and local fixed network services segments are shared and grouped together for management purposes. The segmental information for identifiable assets and capital expenditures are based on the grouping together of the assets and liabilities of international services and local fixed network services. Segmental information in relation to revenues, operating income/(loss), and depreciation is provided for each of the three operating segments. Depreciation on separately identifiable property, plant and equipment is charged to operating segments on an actual basis. Depreciation in respect of shared assets is allocated to operating segments by reference to the respective allocation percentages fixed in respect of each cost on the basis of projected time consumption of services and facilities by the business operation sharing the relevant services and facilities.

     The Company is based in Hong Kong and its accounting records and management information is based on accounting principles generally accepted in Hong Kong. FAS 131 "Disclosures about Segments of an Enterprise and Related Information" requires that the segmental information disclosed be based on the information used by the Company's chief operating decision maker for evaluating segmental performance and deciding how to allocate resources to segments. Accordingly, the information presented below is prepared in accordance with HKGAAP.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     Summarized financial information by business segment is as follows:

                       COMBINED STATEMENTS OF OPERATIONS

                                                            OPERATING
                                              REVENUES    INCOME/(LOSS)    DEPRECIATION
                                              --------    -------------    -------------
SIX MONTHS ENDED JUNE 30, 2000
International services......................  $240,337        26,737           13,438
Local fixed network services................   193,119       (36,652)          23,239
Multimedia services.........................    31,744       (51,066)           3,736
ESD services................................        --       (14,779)             125
                                              --------      --------          -------
                                              $465,200      $(75,760)         $40,538
                                              ========      ========          =======
SIX MONTHS ENDED JUNE 30, 1999
International services......................  $285,119        36,276           13,500
Local fixed network services................    98,776       (70,794)          13,372
Multimedia services.........................     9,241       (37,691)             992
                                              --------      --------          -------
                                              $393,136      $(72,209)         $27,864
                                              ========      ========          =======

                                                             IDENTIFIABLE      CAPITAL
                                                                ASSETS       EXPENDITURE
                                                             ------------    -----------
SIX MONTHS ENDED JUNE 30, 2000
International services and local fixed network services....   $5,892,333      $391,138
Multimedia services........................................       60,331        21,049
ESD Services...............................................       17,342        17,408
                                                              ----------      --------
                                                              $5,970,006      $429,595
                                                              ==========      ========
SIX MONTHS ENDED JUNE 30, 1999
International services and local fixed network services....                   $333,297
Multimedia services........................................                      6,129
                                                                              --------
                                                                              $339,426
                                                                              ========

     Reconciliation of segment operating loss to net loss before tax

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                             ----------------------
                                                               2000         1999
                                                             ---------    ---------
Operating loss.............................................  $ (75,760)   $ (72,209)
Interest income............................................      4,858          221
Interest expense...........................................     (2,105)     (23,437)
                                                             ---------    ---------
Net loss before tax under HKGAAP...........................    (73,007)     (95,425)
Effect of USGAAP adjustments:..............................    (57,826)     (18,517)
                                                             ---------    ---------
Net loss under USGAAP......................................  $(130,833)   $(113,942)
                                                             =========    =========

     The Company derives revenues from customers located primarily in Hong Kong and the Company's long lived assets are located primarily in the HKSAR.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     (d) Recently adopted and new accounting standard in USGAAP.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133", is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The Company has evaluated the requirements of SFAS No. 133 and believes that, since it currently does not utilize derivative instruments in its operations, the adoption of this new standard would not have a material impact on the condensed combined financial statements.

     (e) Operating lease commitments

     Under HKGAAP, commitments under operating leases represent payments in the next twelve months under non cancellable operating leases.

     Under USGAAP, commitments under operating leases represent minimum future rented payments in total and for each of the next five years for operating leases with non-cancellable operating leases with lease terms in excess of one year as follows:-

For the six months ending December 31, 2000..............  $ 13,223
2001.....................................................    28,383
2002.....................................................    15,007
2003.....................................................     7,946
2004.....................................................     6,788
Thereafter...............................................    35,361
                                                           --------
                                                           $106,708
                                                           ========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hutchison Global Crossing Holdings Limited
(formerly known as HCL Holdings Limited)

     We have audited the accompanying combined balance sheets of Hutchison Global Crossing Holdings Limited and its subsidiaries (the "Company") as of December 31, 1999, 1998 and 1997 and the related combined statement of operations, owner's deficit and cash flows for each of the three years ended December 31, 1999, all expressed in Hong Kong dollars. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Hong Kong, which are substantially similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 1999, 1998 and 1997 and the combined results of their operations, owner's deficit and cash flows for each of the three years ended December 31, 1999 in conformity with accounting principles generally accepted in Hong Kong.

     Accounting principles generally accepted in Hong Kong vary in some respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of combined net income expressed in Hong Kong Dollars for each of the three years ended December 31, 1999, 1998 and 1997 and the determination of owner's deficit and combined financial position also expressed in Hong Kong Dollars at December 31, 1999, 1998 and 1997 to the extent summarized in Note 19 to the combined financial statements.

PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong
April 15, 2000

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                            COMBINED BALANCE SHEETS
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------
                                              NOTE       1999          1998          1997
                                              ----    ----------    ----------    ----------
ASSETS:
Current assets:
Cash at bank................................          $      256    $      328    $   20,774
  Trade accounts receivable.................    6         34,464        40,379        96,182
  Due from affiliates.......................    7         59,155        14,724       188,217
  Other assets and prepaid costs............              38,343        15,296        16,257
                                                      ----------    ----------    ----------
          Total current assets..............             132,218        70,727       321,430
Deferred expenditure........................    4        567,199       632,849       398,801
Property, plant and equipment...............    5      2,478,444     1,678,015       889,740
                                                      ----------    ----------    ----------
          Total assets......................          $3,177,861    $2,381,591    $1,609,971
                                                      ==========    ==========    ==========
LIABILITIES:
Current liabilities:
  Bank overdraft............................          $    2,483    $       --    $    1,556
  Accounts payable and accrued
     liabilities............................    8        315,049       294,568       365,788
  Deferred income...........................              44,311         7,340         6,387
  Short term loan from the Excluded
     Business...............................    9             --       154,567       220,538
  Due to affiliates.........................   10          4,860        68,088           100
                                                      ----------    ----------    ----------
          Total current liabilities.........             366,703       524,563       594,369
Long term loan from an affiliate............   11             --       629,682       471,482
Long term loan from HCLNP's former
  partners..................................   12            174     1,517,825       840,827
Long term loan from immediate holding
  company...................................   13      3,377,775            --            --
                                                      ----------    ----------    ----------
          Total liabilities.................          $3,744,652    $2,672,070    $1,906,678
                                                      ==========    ==========    ==========
OWNER'S DEFICIT:
Share capital, one share of US$1,
  authorized, issued and fully paid.........   14     $       --    $       --    $       --
Accumulated deficit.........................            (566,791)     (290,479)     (296,707)
                                                      ----------    ----------    ----------
          Total owner's deficit.............            (566,791)     (290,479)     (296,707)
                                                      ----------    ----------    ----------
          Total liabilities and owner's
            deficit.........................          $3,177,861    $2,381,591    $1,609,971
                                                      ==========    ==========    ==========

          See accompanying notes to the combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                       COMBINED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                            YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                        1999          1998          1997
                                                     ----------    ----------    ----------
Revenues.........................................    $  840,512    $  950,120    $1,262,106
Operating expenses:
  Cost of services, exclusive of depreciation and
     amortization shown below....................       726,948       937,639     1,377,444
  Sales, general and administrative..............       210,678       163,216       169,205
  Amortization of deferred expenditure...........        65,650         7,884         7,884
  Depreciation of property, plant and
     equipment...................................        59,369        27,018        22,260
  Provision for doubtful accounts................        12,808         8,478        14,017
                                                     ----------    ----------    ----------
Total operating expenses.........................     1,075,453     1,144,235     1,590,810
                                                     ----------    ----------    ----------
          Operating loss.........................      (234,941)     (194,115)     (328,704)
Other income (expense):
  Interest income................................           779           504           658
  Interest expense...............................       (47,343)      (52,837)      (37,634)
  Expenditure deferred during the year...........            --       241,932       199,278
  Interest expense capitalized in property, plant
     and equipment...............................            --        10,744         3,098
  Long term loan waived by immediate holding
     company.....................................         5,193            --            --
                                                     ----------    ----------    ----------
          Net (loss)/profit before tax...........      (276,312)        6,228      (163,304)
Provision for tax................................            --            --            --
                                                     ----------    ----------    ----------
          Net (loss)/profit......................    $ (276,312)   $    6,228    $ (163,304)
                                                     ==========    ==========    ==========

          See accompanying notes to the combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

           COMBINED STATEMENT OF CHANGES IN OWNER'S EQUITY/(DEFICIT)
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                              ACCUMULATED
                                                                DEFICIT
                                                              -----------
Owner's deficit as of January 1, 1997.......................   $(133,403)
  Net loss from combined statement of operations............    (163,304)
                                                               ---------
Owner's deficit as of December 31, 1997.....................    (296,707)
  Net profit from combined statement of operations..........       6,228
                                                               ---------
Owner's deficit as of December 31, 1998.....................    (290,479)
  Net loss from combined statement of operations............    (276,312)
                                                               ---------
Owner's deficit as of December 31, 1999.....................   $(566,791)
                                                               =========

          See accompanying notes to the combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS OF HONG KONG DOLLARS)

                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                              NOTE       1999          1998         1997
                                              ----    -----------    ---------    ---------
Net cash (outflow)/inflow from operating
  activities................................   (a)    $  (159,585)   $ 244,952    $  24,527
                                                      -----------    ---------    ---------
Returns on investments and servicing of
  finance
  Interest received.........................                  779          504          658
  Interest paid (including amounts
     capitalized)...........................              (47,343)     (52,837)     (37,634)
                                                      -----------    ---------    ---------
Net cash outflow from returns on investments
  and servicing of finance..................              (46,564)     (52,333)     (36,976)
                                                      -----------    ---------    ---------
Investing activities
  Payment for deferred expenditure..........                   --     (224,549)    (187,915)
  Purchase of fixed assets..................             (887,738)    (759,401)    (541,878)
  Proceeds on disposals of fixed assets.....               15,457        3,214           72
                                                      -----------    ---------    ---------
Net cash outflow from investing
  activities................................             (872,281)    (980,736)    (729,721)
                                                      -----------    ---------    ---------
Net cash outflow before financing...........           (1,078,430)    (788,117)    (742,170)
                                                      -----------    ---------    ---------
Financing...................................   (b)
  (Repayment of)/proceeds from short term
     loans from the Excluded Business.......             (154,567)     (65,971)     113,899
  Long term loan (repaid to)/borrowed from
     an affiliate...........................             (629,682)     158,200       56,733
  Long term loan (repaid to)/borrowed from
     HCLNP's former partners................           (1,517,651)     676,998      589,146
  Long term loan borrowed from immediate
     holding company........................            3,377,775           --           --
                                                      -----------    ---------    ---------
Net cash inflow from financing..............            1,075,875      769,227      759,778
                                                      -----------    ---------    ---------
(Decrease)/increase in cash and cash
  equivalents...............................               (2,555)     (18,890)      17,608
Cash and cash equivalents at beginning of
  year......................................                  328       19,218        1,610
                                                      -----------    ---------    ---------
Cash and cash equivalents at end of year....          $    (2,227)   $     328    $  19,218
                                                      ===========    =========    =========
Analysis of the balances of cash and cash
  equivalents:
  Bank balances.............................          $       256    $     328    $  20,774
  Bank overdraft............................               (2,483)          --       (1,556)
                                                      -----------    ---------    ---------
                                                      $    (2,227)   $     328    $  19,218
                                                      ===========    =========    =========

          See accompanying notes to the combined financial statements which are an integral part of these statements.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                      (IN THOUSANDS OF HONG KONG DOLLARS)

NOTES TO THE COMBINED STATEMENTS OF CASH FLOWS

(a) Reconciliation of net profit/(loss) before tax to net cash inflow/(outflow) from operating activities

                                                             YEAR ENDED DECEMBER 31,
                                                       -----------------------------------
                                                         1999         1998         1997
                                                       ---------    ---------    ---------
Net (loss)/profit before tax.........................  $(276,312)   $   6,228    $(163,304)
Amortization of deferred expenditure.................     65,650        7,884        7,884
Depreciation of property, plant and equipment........     59,369       27,018       22,260
Loss/(gain) on disposals of property, plant and
  equipment..........................................        710         (549)         (40)
Interest income......................................       (779)        (504)        (658)
Interest expense.....................................     47,343       24,710       23,173
     Decrease in trade accounts receivable...........      5,915       55,803       12,388
     (Increase)/decrease in due from affiliates......    (44,431)     173,493      (38,365)
     (Increase)/decrease in other assets and prepaid
       costs.........................................    (23,047)         961       (6,956)
     Increase/(decrease) in accounts payable and
       accrued liabilities...........................     32,254     (119,033)     161,658
     Increase/(decrease) in deferred income..........     36,971          953        6,387
     (Decrease) increase in due to affiliates........    (63,228)      67,988          100
                                                       ---------    ---------    ---------
          Net cash (outflow)/inflow from operating
            activities...............................  $(159,585)   $ 244,952    $  24,527
                                                       =========    =========    =========

(b) Analysis of changes in financing during the year

                                                                         LONG TERM     LONG TERM
                                        SHORT TERM                       LOAN FROM     LOAN FROM
                                       LOAN FROM THE     LONG TERM        HCLNP'S      IMMEDIATE
                                         EXCLUDED       LOAN FROM AN      FORMER        HOLDING
                                         BUSINESS        AFFILIATE       PARTNERS       COMPANY
                                       -------------    ------------    -----------    ----------
At January 1, 1997...................    $ 106,639       $ 414,749      $   251,681    $       --
Cash inflows from financing..........      113,899          56,733          589,146            --
                                         ---------       ---------      -----------    ----------
At December 31, 1997.................      220,538         471,482          840,827            --
Cash inflows/(outflows) from
  financing..........................      (65,971)        158,200          676,998            --
                                         ---------       ---------      -----------    ----------
At December 31, 1998.................      154,567         629,682        1,517,825            --
Cash inflows/(outflows) from
  financing..........................     (154,567)       (629,682)      (1,517,651)    3,377,775
                                         ---------       ---------      -----------    ----------
At December 31, 1999.................    $      --       $      --      $       174    $3,377,775
                                         =========       =========      ===========    ==========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(THROUGHOUT THESE NOTES TO COMBINED FINANCIAL STATEMENTS, REFERENCES TO "$" ARE TO THOUSANDS OF HONG KONG DOLLARS UNLESS OTHERWISE SPECIFIED)

1. BUSINESS, ORGANIZATION AND BASIS OF PREPARATION

     Hutchison Global Crossing Holdings Limited (a company incorporated in BVI on September 12, 1992) and its subsidiaries ("the Company") provide fixed network services, including international services, local fixed network services, and multimedia services, in the Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR"). At December 31, 1999, the Company was a wholly owned subsidiary of, and was controlled by, Hutchison Whampoa Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. Pursuant to an agreement entered into on November 15, 1999 ("the Agreement"), which closed on January 12, 2000 between the Company, its holding company Hutchison Telecommunications Limited, Hutchison Whampoa Limited, and Global Crossing Ltd. ("Global Crossing"), a company incorporated in Bermuda and listed on NASDAQ, from January 12, 2000 onwards the Company is a 50:50 joint venture between Hutchison Whampoa Limited and Global Crossing.

     The Company's international services business provides services to customers using several leased international transmission circuits for direct transmission of international calls between its switches in Hong Kong and switches in other countries.

     The Company's multimedia services business provides a package of internet services including: internet access and dial-up services to residential and corporate subscribers, content and e-service offerings, and will implement and operate an Electronic Service Delivery system ("the ESD system") allowing the public to interact with various departments of the HKSAR Government and the private sector.

     The construction and development of the Company's local fixed network fiber optic backbone was completed in the first quarter of 1999 which enables the Company to provide services to Hong Kong's business districts and certain high density and private residential developments. With the extension of the HKSAR Government's moratorium on the Issue of Further Local Fixed Telecommunications Network Services Licenses and Licensing of Additional External
Facilities -- Based Operators to January 2003, the Company will expedite its network rollout and has indicated to the HKSAR Government that it will invest a total of not less than $2 billion capital expenditures for the purpose of developing, establishing and maintaining the network for the provision of the service from January 1, 1999 up to December 31, 2002.

     Under the Agreement, the following transactions have occurred:

          (a) The Company has undergone a reorganization ("the Reorganization") involving transfers of certain businesses. These transfers were between entities under the common control of Hutchison Whampoa Limited. The following transfers have taken place:

             (i) With effect from November 1, 1999 the business of the provision of paging, call centers and other ancillary services and the sales of mobile phones, pagers and accessories and certain other retailing activities carried on and operated by a division of the Company, and certain other inactive subsidiaries of the Company (the "Excluded Business"), were transferred to affiliates under the common control of Hutchison Whampoa Limited for an aggregate consideration of $1,705,220 which corresponded to the net liabilities of the Excluded Business. The operation, assets and liabilities of the Excluded Business, have not been included in these combined financial statements on the basis that this business was operated as a separate division with dedicated management.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

             (ii) On November 24, 1999, the Company and its subsidiaries acquired a 99.99% interest in HCL Network Partnership ("HCLNP"), a partnership between three affiliates under the common control of Hutchison Whampoa Limited which owns the network equipment used by the Company to provide local fixed network services, for $2,195,361 consideration. This consideration was satisfied by the transfer of capital and assumption of a loan payable by HCLNP to its former partners, which are companies under the common control of Hutchison Whampoa Limited, and has been capitalized as described in note 1(b) below.

          The operations, assets and liabilities of HCLNP have been included in the combined financial statements in a manner similar to a pooling of interests. For the periods up to November 24, 1999, the taxable losses of HCLNP were utilized by its former partners for nil consideration and are not available for use by the Company.

          (b) In connection with the Reorganization, the Company's long term loan from immediate holding company amounting to $3,325,629 was capitalized on January 12, 2000 through the issue of 239 new shares in the Company to Hutchison Telecommunications Limited.

          (c) Upon closure of the Agreement on January 12, 2000, Global Crossing acquired 80 shares in the Company from Hutchison Telecommunications Limited and directly provided to Hutchison Whampoa Limited US$400 million in Global Crossing convertible preferred stock. Additionally the Company has issued 80 shares to Global Crossing in return for consideration of $3,111,200 (US$400 million), which was settled by cash of $388,900 (US$50 million) and $2,722,300 (US$350 million) worth of rights to use Global Crossing's international capacity and technology and commercial expertise in relation to the connection, operation and marketing of a media distribution center in Hong Kong.

     Details of the Company's major subsidiaries after the Reorganization are described in note 3 to the combined financial statements.

     The Company had a net (loss)/profit of ($276,312), $6,228 and ($163,304) for the three years ended December 31, 1999, 1998 and 1997 respectively and at December 31, 1999, the Company had an owner's deficit of $566,791. The Company was financed by way of intercompany loans from companies under the common control of Hutchison Whampoa Limited. As set out in note 1(b) the loan from immediate holding company amounting to $3,325,629 was capitalized through the issue of new shares on January 12, 2000. The Company is reviewing the availability of alternative sources of finance so as to enable it to meet its liabilities as they fall due and to continue in business for a period of at least twelve months from December 31, 1999. The Company is reviewing alternative sources such as an Initial Public Offering of equity, raising debt either by way of the capital markets, syndicated loans or from the Company's bankers, and access to finance from the Company's shareholders. Based on informal valuations of the Company received from the Company's financial advisers and the Company's shareholders' history of raising finance, the Company expects a successful outcome will result from this review and, on that basis, the Company will be able to continue in business for a period of at least twelve months from December 31, 1999. Consequently the Combined Financial Statements have been prepared on a going concern basis.

2. SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The significant accounting policies are summarized as follows.

  (a) Basis of combination

     The combined financial statements include the accounts of Hutchison Global Crossing Holdings and its wholly owned subsidiaries excluding the Excluded Business and including HCLNP as a result of the Reorganization described in note
1. All significant transactions within the Company have been eliminated.

  (b) Deferred expenditures

     Deferred expenditures represent the pre-operating expenses, including interest costs, of international services, local fixed network services and multimedia services. Pre-operating expenses are amortized over 10 years from the date of full commercial operations of each business line.

  (c) Property, plant and equipment

     Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation.

     Construction in progress, which includes direct expenditures for construction of a network, is stated at cost. Capitalized costs include costs incurred under the construction contract, consultancy fees and interest incurred during the construction phase. Once all the activities necessary to prepare the assets to be available for their use are substantially completed, the construction in progress is transferred to property, plant and equipment. No depreciation is provided in respect of construction in progress.

     Leasehold land is amortized over the remaining period of the lease. Leasehold improvements are depreciated over the unexpired period of the lease or 15%, whichever is shorter.

     Customer access network is depreciated at rates of 4% to 15% per annum on either a straight-line basis, or a proportionate straight-line basis taking into account the number of subscribers compared to the forecast number of subscribers.

     Exchange equipment is depreciated at rates of 6.67% per annum on either a straight-line basis, or a proportionate straight line basis taking into account the number of subscribers compared to the forecast number of subscribers.

     Transmission, plant and site equipment is depreciated at rates of 4% to 20% per annum on either a straight-line basis, or a proportionate straight line basis taking into account the number of subscribers compared to the forecast number of subscribers.

     Other fixed assets are depreciated to write off their costs over their estimated useful lives on a straight-line basis at the following annual rates from the date of commencement of full commercial operations:

Computer equipment..........................................   20%
Motor vehicles..............................................   25%
Office furniture and equipment..............................   15%

     Maintenance costs are expensed as incurred.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

  (d) Cash and cash equivalents

     The Company considers cash at bank and bank overdrafts to be cash equivalents.

  (e) Revenues

     Revenues in respect of international services, local fixed network services and multimedia services are recognized when the services are rendered.

     Interest income is recognized on an accrual basis.

  (f) Interest costs

     Interest costs incurred during the construction or acquisition of assets, for the Company's own use, which require a period of time to bring them to their intended use are capitalized. Other interest costs are expensed in the statement of operations as incurred.

  (g) Advertising and promotion costs

     Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to $70,256, $36,642 and $33,276 for each of the three years ended December 31, 1999, 1998 and 1997 respectively.

  (h) Retirement benefit plans

     The Company's employees are members of two pension schemes administered by an affiliate which include the employees of the Company and of a number of affiliates. The Company contributes to these schemes based upon notification of charges from the administering company. The contributions are charged immediately to the statement of operations.

     The retirement contributions incurred and borne by the Company were $8,980, $12,407 and $7,226 for each of the three years ended December 31, 1999, 1998 and 1997 respectively.

  (i) Allowance for doubtful accounts

     An allowance for doubtful accounts is provided based on an evaluation of the recoverability of the receivables at the balance sheet date. Trade accounts receivable are stated net of such allowance.

  (j) Deferred income

     Subscription income and income billed in advance is deferred and credited to the statement of operations on a straight-line basis over the related period.

  (k) Operating leases

     Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease term.

  (l) Translation of foreign currencies

     The functional currency of the Company's operations is the Hong Kong dollar.

     Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES translated at rates of exchange ruling at the balance sheet date. All exchange differences arising are dealt with in the statement of operations.

  (m) Income taxes

     Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

3. PARTICULARS OF SUBSIDIARIES

     Immediately following the completion of the Reorganization described in note 1, and for the purpose of these combined financial statements, the Company had the following operating subsidiaries:

                                 LAW UNDER WHICH                                      PERCENTAGE INTEREST
NAME OF                            PARTNERSHIP                                       ----------------------
PARTNERSHIP                        ESTABLISHED           PRINCIPAL ACTIVITIES        DIRECTLY    INDIRECTLY
-----------                      ---------------         --------------------        --------    ----------
HCL Network Partnership           Hong Kong        Ownership of fixed line network      --         99.99
                                                   equipment

                                                                                         PERCENTAGE OF
                                                                                      ORDINARY SHARES HELD
                                    PLACE OF                                         ----------------------
NAME OF COMPANY                   INCORPORATION          PRINCIPAL ACTIVITIES        DIRECTLY    INDIRECTLY
---------------                   -------------          --------------------        --------    ----------
Hutchison Global Crossing         Hong Kong        Provision of fixed network and      100           --
  Limited (formerly known as                       international services
  Hutchison Communications
  Limited)
Hutchison Multimedia Services     Hong Kong        Provision of multimedia services     --          100
  Limited
ESD Services Limited (formerly    Hong Kong        Implementation of the operation      --          100
  known as Timbo Star                              of the HKSAR's Electronic
  Investment Limited)                              Service Delivery system

4. DEFERRED EXPENDITURE

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1999        1998        1997
                                                  --------    --------    --------
As of January 1.................................  $632,849    $398,801    $207,407
Additions.......................................        --     241,932     199,278
Amortization....................................   (65,650)     (7,884)     (7,884)
                                                  --------    --------    --------
As of December 31...............................  $567,199    $632,849    $398,801
                                                  ========    ========    ========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

5. PROPERTY, PLANT AND EQUIPMENT

                                                   OFFICE                                                            TRANSMISSION
                                  LEASEHOLD     FURNITURE AND    MOTOR     COMPUTER       CUSTOMER      EXCHANGE    PLANT AND SITE
                                 IMPROVEMENTS     EQUIPMENT     VEHICLES   EQUIPMENT   ACCESS NETWORK   EQUIPMENT     EQUIPMENT
                                 ------------   -------------   --------   ---------   --------------   ---------   --------------
COST
As of January 1, 1997..........    $ 1,512         $ 1,990       $  355    $  3,428       $ 65,879      $    484      $ 185,966
Additions......................      3,958              --        2,082      36,929        130,409       125,938         80,526
Disposals......................         --              --          (81)         --             --            --             --
Reclassification...............     13,377              --           --      29,374        (64,769)      133,993       (177,854)
Transfer from construction in
  progress.....................        180              --           --         284          1,429        22,683         56,412
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1997........    $19,027         $ 1,990       $2,356    $ 70,015       $132,948      $283,098      $ 145,050
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1997........    $19,027         $ 1,990       $2,356    $ 70,015       $132,948      $283,098      $ 145,050
Additions......................      7,535              --           --      16,982        164,066       127,020        122,821
Disposals......................         --             (28)          --      (3,387)            --            --             --
Transfer from construction in
  progress.....................      1,062              --           --         814         31,836        36,465         18,469
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1998........    $27,624         $ 1,962       $2,356    $ 84,424       $328,850      $446,583      $ 286,340
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1998........    $27,624         $ 1,962       $2,356    $ 84,424       $328,850      $446,583      $ 286,340
Additions......................      5,026              --          863      33,681        140,988       150,188         80,360
Transfer from construction in
  progress.....................         --              --           --       1,083        252,389        37,266        222,791
Disposals......................     (1,991)         (1,962)        (274)    (24,177)          (681)       (2,676)            (2)
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1999........    $30,659         $    --       $2,945    $ 95,011       $721,546      $631,361      $ 589,489
                                   =======         =======       ======    ========       ========      ========      =========
ACCUMULATED DEPRECIATION
As of January 1, 1997..........    $    39         $   592       $  178    $  1,340       $     --      $     41      $  18,212
Depreciation for the year......      2,188             301           75      10,463             --         8,994            239
Disposals......................         --              --          (49)         --             --            --             --
Reclassification...............      2,272              --           --       5,654             --        10,046        (17,972)
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1997........    $ 4,499         $   893       $  204    $ 17,457       $     --      $ 19,081      $     479
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1997........    $ 4,499         $   893       $  204    $ 17,457       $     --      $ 19,081      $     479
Depreciation for the year......      3,429             293           49      13,105             --         9,862            280
Disposals......................         --             (21)          --        (761)            --            --             --
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1998........    $ 7,928         $ 1,165       $  253    $ 29,801       $     --      $ 28,943      $     759
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1998........    $ 7,928         $ 1,165       $  253    $ 29,801       $     --      $ 28,943      $     759
Depreciation for the year......      4,745             243          571      18,379          9,479        18,431          7,038
Disposals......................     (1,945)         (1,408)        (275)    (12,020)            --          (246)            --
                                   -------         -------       ------    --------       --------      --------      ---------
As of December 31, 1999........    $10,728         $    --       $  549    $ 36,160       $  9,479      $ 47,128      $   7,797
                                   =======         =======       ======    ========       ========      ========      =========


                                  LAND &    CONSTRUCTION
                                 BUILDING   IN PROGRESS      TOTAL
                                 --------   ------------   ----------
COST
As of January 1, 1997..........  $    --     $  88,346     $  347,960
Additions......................       --       204,632        584,474
Disposals......................       --            --            (81)
Reclassification...............       --        65,879             --
Transfer from construction in
  progress.....................       --       (80,988)            --
                                 -------     ---------     ----------
As of December 31, 1997........  $    --     $ 277,869     $  932,353
                                 =======     =========     ==========
As of December 31, 1997........  $    --     $ 277,869     $  932,353
Additions......................       --       379,534        817,958
Disposals......................       --           (32)        (3,447)
Transfer from construction in
  progress.....................       --       (88,646)            --
                                 -------     ---------     ----------
As of December 31, 1998........  $    --     $ 568,725     $1,746,864
                                 =======     =========     ==========
As of December 31, 1998........  $    --     $ 568,725     $1,746,864
Additions......................    2,182       462,677        875,965
Transfer from construction in
  progress.....................   36,766      (550,295)            --
Disposals......................       --          (298)       (32,061)
                                 -------     ---------     ----------
As of December 31, 1999........  $38,948     $ 480,809     $2,590,768
                                 =======     =========     ==========
ACCUMULATED DEPRECIATION
As of January 1, 1997..........  $    --     $      --     $   20,402
Depreciation for the year......       --            --         22,260
Disposals......................       --            --            (49)
Reclassification...............       --            --             --
                                 -------     ---------     ----------
As of December 31, 1997........  $    --     $      --     $   42,613
                                 =======     =========     ==========
As of December 31, 1997........  $    --     $      --     $   42,613
Depreciation for the year......       --            --         27,018
Disposals......................       --            --           (782)
                                 -------     ---------     ----------
As of December 31, 1998........  $    --     $      --     $   68,849
                                 =======     =========     ==========
As of December 31, 1998........  $    --     $      --     $   68,849
Depreciation for the year......      483            --         59,369
Disposals......................       --            --        (15,894)
                                 -------     ---------     ----------
As of December 31, 1999........  $   483     $      --     $  112,324
                                 =======     =========     ==========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                                                   OFFICE                                                            TRANSMISSION
                                  LEASEHOLD     FURNITURE AND    MOTOR     COMPUTER       CUSTOMER      EXCHANGE    PLANT AND SITE
                                 IMPROVEMENTS     EQUIPMENT     VEHICLES   EQUIPMENT   ACCESS NETWORK   EQUIPMENT     EQUIPMENT
                                 ------------   -------------   --------   ---------   --------------   ---------   --------------
NET BOOK VALUE
As of December 31, 1997........    $14,528         $ 1,097       $2,152    $ 52,558       $132,948      $264,017      $ 144,571
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1998........    $19,696         $   797       $2,103    $ 54,623       $328,850      $417,640      $ 285,581
                                   =======         =======       ======    ========       ========      ========      =========
As of December 31, 1999........    $19,931         $    --       $2,396    $ 58,851       $712,067      $584,233      $ 581,692
                                   =======         =======       ======    ========       ========      ========      =========


                                  LAND &    CONSTRUCTION
                                 BUILDING   IN PROGRESS      TOTAL
                                 --------   ------------   ----------
NET BOOK VALUE
As of December 31, 1997........  $    --     $ 277,869     $  889,740
                                 =======     =========     ==========
As of December 31, 1998........  $    --     $ 568,725     $1,678,015
                                 =======     =========     ==========
As of December 31, 1999........  $38,465     $ 480,809     $2,478,444
                                 =======     =========     ==========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

6. TRADE ACCOUNTS RECEIVABLE

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1999        1998        1997
                                                  --------    --------    --------
Trade accounts receivable.......................  $ 60,123    $ 68,084    $115,439
Less: allowance for doubtful accounts...........   (25,659)    (27,705)    (19,257)
                                                  --------    --------    --------
                                                  $ 34,464    $ 40,379    $ 96,182
                                                  ========    ========    ========

     Allowance for doubtful accounts is analyzed as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1999       1998       1997
                                                     --------    -------    -------
As of January 1....................................  $ 27,705    $19,257    $ 5,713
Provision for the year.............................    11,361      8,478     14,017
Amounts written off................................   (13,407)       (30)      (473)
                                                     --------    -------    -------
As of December 31..................................  $ 25,659    $27,705    $19,257
                                                     ========    =======    =======

7. DUE FROM AFFILIATES

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                      1999       1998        1997
                                                     -------    -------    --------
Interest bearing...................................  $59,155    $14,677    $  3,100
Non-interest bearing...............................       --         47     185,117
                                                     -------    -------    --------
                                                     $59,155    $14,724    $188,217
                                                     =======    =======    ========

     Amounts due from affiliates are unsecured and have no fixed repayment terms. The interest bearing amounts due from affiliated companies bear interest at the Hong Kong Interbank Offer Rate ("HIBOR") less 0.25%.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
Payables for acquisition of property plant and
  equipment.............................................  $ 96,485    $108,258    $ 60,445
Other creditors.........................................     9,309       3,319      35,471
Deposits from other carriers............................    29,418      28,080      22,702
Accrual for interconnection charges.....................    48,199      71,243     134,350
Accrual for regulation fees.............................    19,141       2,564      94,509
Accrual for professional fees...........................    38,344      34,945          --
Accrual for advertising and promotion expenses..........    18,088      18,861          --
Other provisions........................................    56,065      27,298      18,311
                                                          --------    --------    --------
                                                          $315,049    $294,568    $365,788
                                                          ========    ========    ========

9. SHORT TERM LOAN FROM THE EXCLUDED BUSINESS

     The short term loan from the Excluded Business is a short term advance which is unsecured and has no fixed repayment terms. For the period prior to May 1, 1997 and after October 31, 1999, the loan was interest free. From May 1, 1997 till October 31, 1999 the loan bore interest at HIBOR less 0.25%. The average balance during the interest free period in 1999 was nil.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

10. DUE TO AFFILIATES

     The amounts due to affiliates are due to companies under the common control of Hutchison Whampoa Limited, are unsecured, and have no fixed repayment terms. For the period prior to May 1, 1998 and after November 30, 1999, the amount due to affiliates were interest free. From May 1, 1998 till November 30, 1999, the amounts bore interest at HIBOR less 0.25%. The average balance during the interest free period in 1999 was HK$106,526.

11. LONG TERM LOAN FROM AN AFFILIATE

     The long term loan from an affiliate is due to a company under the common control of Hutchison Whampoa Limited, is unsecured, and has no fixed repayment terms. For the two years ended December 31, 1999 this loan bore interest at HIBOR.

12. LONG TERM LOAN FROM HCL NETWORK PARTNERSHIP'S FORMER PARTNERS

     Prior to November 24, 1999 the funding for HCLNP has been by way of long term loans from HCLNP's former partners. The amount is unsecured, interest free and has no fixed repayment terms.

13. LONG TERM LOAN FROM AN IMMEDIATE HOLDING COMPANY

     The long term loan from an immediate holding company is unsecured and interest free. In connection with the Reorganization, as set out in note 1(b) above, HK$3,325,629 of the long term loan from an immediate holding company loan was capitalised through the issue of new shares on January 12, 2000. The average balance during the year was HK$1,688,888.

14. SHARE CAPITAL

     The share capital of the company comprises 1 share of US$1 which is fully paid.

15. RELATED PARTY TRANSACTIONS

     The Company undertook the following transactions with related parties:

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1999        1998        1997
                                                  --------    --------    --------
Fees to affiliates for the provision of
  management and treasury services (Note a).....  $ 34,582    $ 40,272    $ 31,000
                                                  --------    --------    --------
Share of common costs allocated from an
  affiliate (Note a)............................   263,996     269,268     249,377
                                                  --------    --------    --------
Interest payable to:
  -- affiliates.................................    40,451      42,751      30,095
  -- the Excluded Business......................     6,892      10,084       7,532
                                                  --------    --------    --------
Interest income receivable from a related
  company.......................................       684         431         543
                                                  --------    --------    --------

     (a) Certain operating expenses of the Company, along with certain other affiliates under the control of Hutchison Whampoa Limited, are incurred by a company under the control of Hutchison Whampoa Limited which provides services and facilities to the Company and the said other affiliates. These expenses relate to a number of different cost centers. The Company is charged a share of these common costs based on the allocation, by reference to the respective allocation percentages fixed in respect of each cost center, on the basis of projected time consumption of services and facilities used by the business operations sharing the relevant services and facilities. Similar arrangements will be in place, for a period of time following the Reorganization set out in note 1, until an independent operating structure has been established. The expenses for the period prior to the Reorganization are not necessarily indicative of the future expenses to be incurred.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     (b) An affiliate under the common control of Hutchison Whampoa Limited has issued guarantees and counter indemnities in respect of guarantee line facilities amounting to $100,000 extended to the Company. The guarantee line facilities utilized by the Company as of December 31, 1999 was HK$36,816. The Company is not charged for these guarantees.

16. TAXES

     The company had no taxable income for each of the three years ended December 31, 1999. The tax provision in the income statement is based on the notional income tax expense the Company would have had on a stand alone basis. The provision for income tax for each of the three years ended December 31, 1999, 1998 and 1997 differs from the amount of income tax determined by the application of Hong Kong statutory income tax rate to pre-tax income as a result of the following differences:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1999       1998       1997
                                                     --------    ------    --------
Income tax credit/(charge) at the Hong Kong
  statutory rate...................................  $ 44,210    $ (996)   $ 26,129
Effect of (expenses not deductible for) and income
  not chargeable to income tax.....................     1,097       (29)     (1,466)
Net deferred tax (asset)/liability not accounted
  for..............................................   (45,307)    1,025     (24,663)
                                                     --------    ------    --------
Combined statement of operations...................  $     --    $   --    $     --
                                                     ========    ======    ========

     The deferred tax assets and liabilities of the Company at December 31, 1999, 1998 and 1997 were affected by certain intercompany tax sharing arrangements as follows:

          (a) tax losses of HCLNP on or before November 24, 1999 were utilized by affiliates under the control of Hutchison Whampoa Limited for nil consideration.

          (b) tax losses of the Excluded Business have been retained by the Company and will be available for use against future profits.

     Deferred income tax reflects the tax effect of timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and tax loss carryforwards. There is no limitation in Hong Kong on the period in which the Company's tax loss carryforwards can be utilized. The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                       YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------------------
                                        1999                     1998                     1997
                               ----------------------   ----------------------   ----------------------
                                ASSETS    LIABILITIES    ASSETS    LIABILITIES    ASSETS    LIABILITIES
                               --------   -----------   --------   -----------   --------   -----------
Tax losses...................  $271,389    $     --     $165,744    $     --     $130,520    $     --
Accelerated depreciation
  allowances.................        --     251,382           --     164,155           --      88,894
Deferred expenditure and
  other temporary
  differences................       567      90,751           --     100,688           --      63,249
                               --------    --------     --------    --------     --------    --------
                                271,956     342,133      165,744     264,843      130,520     152,143
Amount not required to be
  provided under HKGAAP......        --     (70,177)          --     (99,099)          --     (21,623)
                               --------    --------     --------    --------     --------    --------
Provided.....................  $271,956    $271,956     $165,744    $165,744     $130,520    $130,520
                               ========    ========     ========    ========     ========    ========

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

17. COMMITMENTS AND CONTINGENCIES

     (a) The Company is committed under its contracts to purchase property plant and equipment amounting to approximately $985,350, $906,790 and $711,768 as of December 31, 1999, 1998 and 1997 respectively.

     (b) The Company has commitments under various operating leases primarily relating to land and buildings and lease lines in Hong Kong. Operating lease expenses were $54,281, $34,430 and $27,865 for each of the three years ended December 31, 1999, 1998 and 1997 respectively.

     As of December 31, the Company had commitments to make payments in the next twelve months under operating leases which expire as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                      -------    -------    -------
Land and buildings
  Within one year...................................  $    --    $   459    $   459
  In the second to fifth years inclusive............    4,176      2,065      2,065
  After the fifth year..............................       --         --         --
                                                      -------    -------    -------
                                                      $ 4,176    $ 2,524    $ 2,524
                                                      =======    =======    =======
Leased lines
  Within one year...................................  $ 9,983    $14,973    $ 1,549
  In the second to fifth years inclusive............   12,621     21,060     18,708
  After the fifth year..............................      263         --         --
                                                      -------    -------    -------
                                                      $22,867    $36,033    $20,257
                                                      =======    =======    =======

     (c) The Company has performance guarantees given to:

          (i) The Office of the Telecommunications Authority of Hong Kong in respect of installation of a transmission network totalling approximately $19,000 as of December 31, 1999.

          (ii) Third party network operators in relation to the construction of exchanges for approximately $5,496 as of December 31, 1999.

          (iii) The Government of the HKSAR in respect of installation of the ESD system amounting to approximately $12,320 of which 15% will be counter-indemnitied by Compaq Computer Limited.

18. SUBSEQUENT EVENTS

     (a) In connection with the Reorganisation set out in note 1(a) above, the Company's long term loan from immediate holding company amounting to $3,325,629 was capitalized through the issue of 239 new shares issued on January 12, 2000.

     As set out in note 1(c) above, upon closure of the Agreement on January 12, 2000, Global Crossing acquired 80 shares in the Company from Hutchison Telecommunications Limited and directly provided to Hutchison Whampoa Limited US$400 million in Global Crossing convertible preferred stock. Additionally the Company has issued 80 shares to Global Crossing in return for consideration of $3,111,200 (US$400 million), which was settled by cash of $388,900 (US$50 million) and $2,722,300 (US$350 million) worth of rights to use Global Crossing's international capacity and technology and commercial expertise in relation to the connection, operation and marketing of a media distribution center in Hong Kong.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     Following the completion of the above transactions, the Company is a 50:50 joint venture between Global Crossing Limited and Hutchison Whampoa Limited.

     (b) ESD Services Limited, a subsidiary of Hutchison Global Crossing Holdings has proposed to incur capital expenditure on the ESD system amounting to approximately $80,000 and Compaq Computer Limited is obliged to acquire 15% of the ordinary share capital of ESD Services Limited.

19. SUMMARY OF DIFFERENCES BETWEEN HKGAAP AND USGAAP

     (a) The Company's combined financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("HKGAAP"), which differ in some respects from accounting principles generally accepted in the United States of America ("USGAAP"). Any differences in accounting principles as they pertain to the accompanying combined financial statements were immaterial except as described below:

                                                            YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                             NOTE       1999          1998         1997
                                             ----    -----------    ---------    ---------
Net (loss) profit under HKGAAP.............          $  (276,312)   $   6,228    $(163,304)
USGAAP adjustments:
  Deferred expenditure.....................  (i)          65,650     (234,048)    (191,394)
  Capitalized interest.....................  (ii)          1,384      (10,743)      (3,098)
  General provisions.......................  (iii)         9,574       (3,595)       6,686
  Depreciation.............................  (iv)        (45,881)     (37,368)      (5,737)
  Long term loan waived by immediate
     holding company.......................  (v)          (5,193)          --           --
                                                     -----------    ---------    ---------
Net loss under USGAAP......................          $  (250,778)   $(279,526)   $(356,847)
                                                     ===========    =========    =========

Net loss per share under USGAAP............          $  (250,778)   $(279,526)   $(356,847)
                                                     ===========    =========    =========

Total owner's deficit under HKGAAP.........          $  (566,791)   $(290,479)   $(296,707)
USGAAP adjustments:
  Deferred expenditure.....................  (i)        (656,501)    (656,501)    (414,569)
  Accumulated amortization of deferred
     Expenditure...........................  (i)          89,302       23,652       15,768
  Capitalized interest.....................  (ii)        (12,457)     (13,841)      (3,098)
  General provisions.......................  (iii)        42,835       33,261       36,856
  Depreciation.............................  (iv)        (88,986)     (43,105)      (5,737)
  Deferred tax liability not required to be
     provided under HKGAAP.................  (vi)        (70,177)     (99,099)     (21,623)
Deferred tax effect of USGAAP adjustments
  -- reduction in deferred tax liability...              101,409      106,325       60,604
  -- valuation allowance...................              (31,232)          --           --
                                                     -----------    ---------    ---------
Total owner's deficit under USGAAP.........          $(1,192,598)   $(939,787)   $(628,506)
                                                     ===========    =========    =========

     Under HKGAAP, the statement of cash flows should be presented under the following five standard headings: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing. Under USGAAP, only three categories of cash flow activities are presented: (a) operating; (b) investing; and (c) financing. Cash flows from returns on investments and servicing of finance and taxation would be classified under USGAAP as

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES either operating, investing or financing activities based on the nature of the specific items. For example, under USGAAP, operating activities would include interest received, dividends received from associated companies and operating interest and profits tax paid, while investing activities would include capitalized interest paid, and financing activities would include ordinary and special interim dividends paid. Additionally, HKGAAP includes bank overdrafts within the definition of cash and cash equivalents, whereas USGAAP classifies bank overdrafts as part of financing activities. Also, under HKGAAP operating profit is reconciled to cash flows provided by/used in operating activities, while under USGAAP net income is adopted in place of operating profit. The cash flow data by operating, investing and financing activities in accordance with USGAAP are summarized below:

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1999         1998         1997
                                               ----------    ---------    ---------
Net cash (used)/provided by:
  Operating activities.......................  $ (206,149)   $ (31,928)   $(200,364)
  Investing activities.......................    (872,281)    (756,189)    (541,806)
  Financing activities.......................   1,078,358      767,671      761,334
                                               ----------    ---------    ---------
  (Decrease)/increase in cash and cash
     equivalents.............................         (72)     (20,446)      19,164
  Cash and cash equivalents at beginning of
     year....................................         328       20,774        1,610
                                               ----------    ---------    ---------
  Cash and cash equivalents at end of year...  $      256    $     328    $  20,774
                                               ==========    =========    =========

  (i) Deferred expenditure

     There is no accounting standard under HKGAAP on accounting for pre-operating expenditure. The Company adopts the policy that pre-operating expenses incurred prior to full commercial operations are deferred and amortized on the straight line basis over a period of 10 years.

     Under USGAAP, deferred expenditure should be charged to the statements of operations as incurred in accordance with Statement of Position 98-5 and should not be deferred.

  (ii) Capitalized interest

     The Company has capitalized certain interest costs incurred during the course of construction of network assets and for the period from the date the assets were available for use until the date of full commercial operations.

     Under USGAAP, the interest would not qualify for capitalization in property, plant and equipment.

  (iii) General provisions

     There is no prescriptive accounting standard in relation to recording provisions in HKGAAP and provisions are recorded based on estimated liabilities.

     Under the more prescriptive requirements of USGAAP certain provisions recorded by the Company would not have been recorded.

  (iv) Depreciation

     The Company commences depreciation of network assets from the date of full commercial operations and calculates depreciation on a proportionate straight-line basis taking into account the number of subscribers compared to the forecast capacity number of subscribers.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

     Under USGAAP depreciation must commence from the date the asset is available for use and be calculated on a straight line basis.

  (v) Long term loan waived by immediate holding company

     Under HKGAAP the long term loan waived by immediate holding company has been recorded as a credit in the income statement.

     Under USGAAP the waiver of a long term loan by a shareholder is required to be recorded as paid in capital.

  (vi) Deferred tax

     Under HKGAAP, deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

     Under USGAAP, the Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all temporary differences between the book and tax basis of assets and liabilities and tax loss carryforwards. A valuation allowance is established for deferred tax asset where it is considered more likely than not that the asset will not be realized.

     (b) Financial instruments

  (i) Financial assets and liabilities

     Financial assets of the Company include cash at bank, trade accounts receivable, other assets, prepaid costs and amounts due from affiliates under the control of Hutchison Whampoa Limited. Financial liabilities of the Company include bank overdrafts, accounts payable, accrued expenses, amounts due to affiliates under the control of Hutchison Whampoa Limited, long term loan from an affiliate under the control of Hutchison Whampoa Limited, long term loan from HCL Network Partnership's former partners and loan from the Excluded Business. The fair value of all other financial instruments approximate their carrying amounts due to the nature or short maturity of these instruments.

  (ii) Concentration of credit risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, trade receivables and deposits, prepayments and other receivables.

     Cash and cash equivalents -- substantially all the Company's cash and bank balances are placed with a number of international banks in Hong Kong to which the Company believes its exposure to risk is limited.

     Trade receivables -- these mainly represent service fee receivables from the Company's customers in Hong Kong.

     Deposits, prepayments and other receivable -- these are spread among numerous third parties.

     (c) Business segmental information

     The Company conducts its business in one territory, Hong Kong and has derived its revenue principally from the provision of international services, local fixed network services and multimedia

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES services to customers. These are its three operating segments. For management purposes the results of these three operating segments are analyzed separately. Certain of the assets and liabilities of the international services and local fixed network services segments are shared and grouped together for management purposes. The segmental information for identifiable assets and capital expenditures are based on the grouping together of the assets and liabilities of international services and local fixed network services. Segmental information in relation to revenues, operating income (loss), and depreciation and amortization is provided for each of the three operating segments. Depreciation and amortization on separately identifiable property, plant and equipment is charged to operating segments on an actual basis. Depreciation in respect of shared assets is allocated to operating segments by reference to the respective allocation percentages fixed in respect of each cost on the basis of projected time consumption of services and facilities by the business operation sharing the relevant services and facilities. No depreciation was charged in respect of local fixed network services and multimedia services for 1997 and 1998 because these segments were considered in the pre-operating stage prior to January 1, 1999 and, accordingly, under HKGAAP and in the management accounts, no depreciation was charged in respect of these segments.

     The Company is based in Hong Kong and its accounting records and management information is based on accounting principles generally accepted in Hong Kong. FAS 131 "Disclosures about Segments of an Enterprise and Related Information" requires that the segmental information disclosed be based on the information used by the Company's chief operating decision maker for evaluating segmental performance and deciding how to allocate resources to segments. Accordingly, the information presented below is prepared in accordance with HKGAAP.

     Summarized financial information by business segment is as follows:

                       COMBINED STATEMENTS OF OPERATIONS

                                                             OPERATING
                                              REVENUES     INCOME (LOSS)    DEPRECIATION
                                             ----------    -------------    ------------
YEAR ENDED DECEMBER 31, 1999
International services.....................  $  561,498      $  44,884        $25,508
Local fixed network services...............     251,526       (183,097)        31,075
Multimedia services........................      27,488        (96,728)         2,786
                                             ----------      ---------        -------
                                             $  840,512      $(234,941)       $59,369
                                             ==========      =========        =======
YEAR ENDED DECEMBER 31, 1998
International services.....................  $  886,157      $  53,443        $27,018
Local fixed network services...............      62,889       (234,549)            --
Multimedia services........................       1,074        (13,009)            --
                                             ----------      ---------        -------
                                             $  950,120      $(194,115)       $27,018
                                             ==========      =========        =======
YEAR ENDED DECEMBER 31, 1997
International services.....................  $1,259,837      $(137,181)       $22,260
Local fixed network services...............       2,269       (191,523)            --
                                             ----------      ---------        -------
                                             $1,262,106      $(328,704)       $22,260
                                             ==========      =========        =======

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

                                                             IDENTIFIABLE      CAPITAL
                                                                ASSETS       EXPENDITURE
                                                             ------------    -----------
YEAR ENDED DECEMBER 31, 1999
International services and local fixed network services....   $3,120,496      $854,091
Multimedia services........................................       57,365        21,874
                                                              ----------      --------
                                                              $3,177,861      $875,965
                                                              ==========      ========
YEAR ENDED DECEMBER 31, 1998
International services and local fixed network services....   $2,366,348      $810,614
Multimedia services........................................       15,243         7,344
                                                              ----------      --------
                                                              $2,381,591      $817,958
                                                              ==========      ========
YEAR ENDED DECEMBER 31, 1997
International services and local fixed network services....   $1,609,971      $584,474
Multimedia services........................................           --            --
                                                              ----------      --------
                                                              $1,609,971      $584,474
                                                              ==========      ========

     Reconciliation of segment operating loss to net (loss)/profit before tax

                                                     YEAR ENDED DECEMBER 31,
                                               -----------------------------------
                                                 1999         1998         1997
                                               ---------    ---------    ---------
Operating loss...............................  $(234,941)   $(194,115)   $(328,704)
Interest income..............................        779          504          658
Interest expense.............................    (47,343)     (52,837)     (37,634)
Expenditure deferred during the year.........         --      241,932      199,278
Interest expense capitalized in property,
  plant and equipment........................         --       10,744        3,098
Long term loan waived........................      5,193           --           --
                                               ---------    ---------    ---------
Net (loss) profit before tax under HKGAAP....   (276,312)       6,228     (163,304)
Effect of USGAAP adjustments.................     25,534     (285,754)    (193,543)
                                               ---------    ---------    ---------
Net loss under USGAAP........................  $(250,778)   $(279,526)   $(356,847)
                                               =========    =========    =========

     The Company derives revenues from customers located primarily in Hong Kong and the Company's long lived assets are located primarily in the HKSAR.

     (d) Recently adopted and new accounting standards in USGAAP

     In 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" ("SOP 98-5"). SOP 98-5 is applicable for fiscal years beginning December 15, 1999. SOP 98-5 has been adopted in note 19(a) above for each of the three years ended December 31, 1999.

     The Financial Accounting Standards Board ("FASB") has issued certain pronouncements which are not effective with respect to the fiscal years presented in note 19(a) above.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

          HUTCHISON GLOBAL CROSSING HOLDINGS LIMITED AND SUBSIDIARIES

The Company has evaluated the requirements of SFAS No. 133 and believes that, since it currently does not utilize derivative instruments in its operations, the adoption of this new standard would not have a material impact on note 18(a) above.

     (e) Operating lease commitments

     Under HKGAAP, commitments under operating leases represent payments in the next twelve months under non cancellable operating leases.

     Under USGAAP, commitments under operating leases represent minimum future rented payments in total and for each of the next five years for operating leases with non-cancellable operating leases with lease terms in excess of one year as follows:

For the year ending December 31, 2000.....................  $27,043
2001......................................................   17,283
2002......................................................    5,519
2003......................................................      661
2004......................................................      330
Thereafter................................................  $ 1,447
                                                            -------
                                                            $52,283
                                                            =======

     (f) Net loss per share

     Under USGAAP, historical net loss per share would be $250,778, $279,526 and $356,847 for each of the three years ended 1999, 1998 and 1997 respectively. This is calculated based on one ordinary share in issue throughout the three years ended December 31, 1999. The historical capital structure is substantially different from the capital structure expected to be in place following the Reorganization described in note 1 above.

     As set out in note 1 b and c the Company has issued 319 shares on January 12, 2000. Had this capital structure been in place throughout the three years ended December 31, 1999 historical net loss per share would have been $784, $873, and $1,115 for each of the three year ended December 31, 1999.

20. APPROVAL OF COMBINED FINANCIAL STATEMENTS

     The combined financial statements were approved on March 23, 2000.

                             GLOBAL ACCESS LIMITED

                                 BALANCE SHEET
                   AS OF JUNE 30, 2000 AND DECEMBER 31, 1999
                          (THOUSANDS OF JAPANESE YEN)

                                                                              DECEMBER 31,
                                                              JUNE 30, 2000       1999
                                                              -------------   ------------
ASSETS:
Current assets:
  Cash......................................................   Y 6,072,769     Y5,148,021
  Accounts receivable.......................................        22,135            160
  Due from affiliates.......................................     1,327,952      4,116,000
  Prepaid expenses..........................................        89,865         61,286
  Refundable consumption taxes..............................       491,274        103,515
  Other current assets......................................        15,746         18,836
                                                               -----------    -----------
     Total current assets...................................     8,019,741      9,447,818
                                                               -----------    -----------
Property and equipment......................................    10,316,631      3,854,110
Indefeasible Right of Use purchased.........................     1,101,915             --
Security deposits and other assets..........................       622,005        312,524
                                                               -----------    -----------
     Total assets...........................................   Y20,060,292    Y13,614,452
                                                               ===========    ===========
LIABILITIES:
Current liabilities:
  Short-term loans payable..................................   Y 6,000,000     Y6,000,000
  Accounts payable..........................................       199,747         59,422
  Accrued expenses..........................................       139,193         38,264
  Deferred revenue..........................................       759,172        261,333
  Other current liabilities.................................       557,880        206,202
                                                               -----------    -----------
     Total current liabilities..............................     7,655,992      6,565,221
                                                               -----------    -----------
Deferred revenue............................................     9,743,111      3,657,235
Deposits received for lease.................................       138,673             --
                                                               -----------    -----------
     Total liabilities......................................    17,537,776     10,222,456
                                                               -----------    -----------
Commitments

STOCKHOLDERS' EQUITY:
  Common stock; par value Y50,000, authorized -- 160,000
     shares outstanding -- 100,000 shares...................     5,000,000      5,000,000
  Accumulated deficits......................................    (2,477,484)    (1,608,004)
                                                               -----------    -----------
     Total stockholders' equity.............................     2,522,516      3,391,996
                                                               -----------    -----------
     Total liabilities and stockholders' equity.............   Y20,060,292    Y13,614,452
                                                               ===========    ===========

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

               STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICITS
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

                          (THOUSANDS OF JAPANESE YEN)

                                                                   2000                1999
                                                              --------------      --------------
                                                                         (UNAUDITED)
Revenue:
  Lease of capacity.........................................   Y   260,790          Y      --
  Operations and maintenance................................       477,581                 --
  Other.....................................................       126,295                 --
                                                               -----------          ---------
     Total revenue..........................................       864,666                 --
                                                               ===========          =========
Expenses:
  Depreciation and amortization.............................       164,913                 --
  Payroll...................................................       280,538            134,289
  Rent......................................................       112,906             54,854
  Service Fees..............................................       581,680             18,553
  Usage charge for facilities...............................       337,715                 --
  Start-up charges..........................................            --            250,172
  Miscellaneous.............................................       180,746             76,199
                                                               -----------          ---------
     Total cost and operating expenses......................     1,658,498            534,067
                                                               -----------          ---------
Other income (expense):
  Interest income...........................................         1,080                837
  Interest expense..........................................      (116,866)                --
  Miscellaneous -- net......................................        40,613                240
                                                               -----------          ---------
          Total other (expenses) income.....................       (75,173)             1,077
                                                               -----------          ---------
          Loss before provision for income taxes............      (869,005)          (532,990)
Income taxes................................................           475                805
                                                               -----------          ---------
          Net loss..........................................      (869,480)          (533,795)
Accumulated loss at the beginning of the period.............    (1,608,004)          (244,836)
                                                               -----------          ---------
Accumulated loss at the end of the period...................   Y(2,477,484)         Y(778,631)
                                                               ===========          =========

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                            STATEMENTS OF CASH FLOWS
                       FOR THE SIX MONTHS ENDED JUNE 30,
                          (THOUSANDS OF JAPANESE YEN)

                                                                  2000            1999
                                                              ------------    ------------
                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  Y  (869,480)     Y (533,795)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................      164,913              --
       Increase (decrease) in accounts receivable...........    2,780,979         (29,042)
       Increase in prepaid expenses.........................      (28,579)         (9,348)
       Increase in refundable consumption taxes.............     (387,759)          2,977
       Decrease (increase) in other current assets..........        3,090         (12,354)
       Increase in accounts payable.........................      140,325           9,000
       Increase in accrued expenses.........................      100,929          25,514
       Increase in income taxes payable.....................         (475)           (123)
       Increase in deferred revenue.........................    6,568,809              --
       Increase in other current liabilities................      490,826             614
                                                              -----------      ----------
          Net cash provided by (used in) operating
            activities......................................    8,963,578        (546,557)
                                                              -----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................   (6,627,434)     (1,337,151)
  Purchase of Indefeasible Right of Use.....................   (1,101,915)             --
  Security deposit and other assets.........................     (309,481)        (67,805)
                                                              -----------      ----------
          Net cash used in investing activities.............   (8,038,830)     (1,404,956)
                                                              -----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from common stock issued.........................           --       3,000,000
                                                              -----------      ----------
          Net cash provided by financing activities.........           --       3,000,000
                                                              -----------      ----------
NET INCREASE IN CASH........................................      924,748       1,048,487
CASH, beginning of period...................................    5,148,021       1,443,494
                                                              -----------      ----------
CASH, end of period.........................................  Y 6,072,769      Y2,491,981
                                                              ===========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  Y    81,460      Y       --
                                                              ===========      ==========

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                  JUNE 30, 2000 AND 1999 AND DECEMBER 31, 1999

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  (1) Summary of Business

     Global Access Limited (the "Company") is a Japanese corporation established on November 4, 1997 to provide global communications network services utilizing a network of terrestrial digital fiber optic cable systems (the "Systems"). The Company is owned by Vectant, Inc., formerly Global Bandwidth Solutions, Inc. (51.0%), a wholly owned subsidiary of Marubeni Corporation, and by Global Crossing (49.0%). The Company has been involved in the planning, marketing, organization, development, design and construction of the Systems between Pacific Crossing-1 cable landing stations and major third party communications hubs in Japan. Pacific Crossing-1 is an undersea fiber optic cable system connecting California, Washington and two landing sites in Japan and is owned and operated by a joint venture, Pacific Crossing Ltd., in which Asia Global Crossing, a subsidiary of Global Crossing, owns a 64.5% economic interest. The first segment of Pacific Crossing-1, constructed by Pacific Crossing Ltd., became ready for service in December 1999. The remaining portion is scheduled to become ready for service in 2000. The Company's Systems from Pacific Crossing-1 to Tokyo were ready for service in December 1999. The Systems are sold or leased to the customers of Pacific Crossing-1 and others. Successful future operations of the Company are subject to several risks, including the ability of the Company to ensure a successful, timely and cost effective completion of the Systems to successfully market and generate adequate revenue from the sale of capacity of the Systems. In addition, the Company derives all of its revenues from companies in the internet and long distance telecommunications industry and as a result, has concentration of credit risk in this industry. The Company was licensed to operate the facility-based carrier services in Japan from Ministry of Posts and Telecommunications in April 1998.

  (2) Accounting Policies

     (a) Basis of financial statements

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company maintains its records and prepares its statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan. The accompanying financial statements incorporate certain adjustments relating to the tax effects of temporary differences and start-up expenses, and certain reclassifications and other items to conform with U.S. GAAP. These adjustments were not recorded in the statutory books of account. The statutory fiscal year-end is March 31.

     The interim financial information included herein has been prepared by the Company without audit. The financial information presented herein, while not necessary indicative of results to be expected for the full year, reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of the Company are necessary for a fair presentation of the results for the periods indicated.

     (b) Inland Capacity Purchase Agreement (the "Agreement")

     Effective December 28, 1999, the Company entered into the Agreement with Global Crossing Japan Corporation, a subsidiary of Asia Global Crossing, to grant an Indefeasible Right of Use on units of capacity on the Systems between Pacific Crossing-1 cable landing stations and major third party communications hubs in Japan. The total selling price for capacity on the Systems is payable 30 days from the activation date and non-refundable once the applicable segment purchased is available. The Indefeasible Right of Use granted entitles Global Crossing Japan Corporation to all rights and obligations of the capacity for a period of fifteen years from the date the System was put in service. The Company also agrees to perform all operation, administration and maintenance with

                             GLOBAL ACCESS LIMITED
respect to such granted capacity. In exchange for such services, GCJ is obligated for the term of the Indefeasible Right of Use to pay for its allocable share of the costs for operating and maintaining the System. Maintenance cost payments are due and payable quarterly.

     The Company amortizes Indefeasible Right of Use revenues from the Agreement over fifteen years, with amounts due or received but not yet recognized as operating revenue, recorded in the accompanying balance sheet as deferred revenue. Construction costs relating to such revenues are classified as a depreciable asset and depreciated over the estimated life of the property.

     In connection with the Agreement, the Company granted Indefeasible Right of Use on the Systems between Tokyo Network Operation Center and Pacific Crossing-1 cable landing station in Ajigaura for total selling price of Y10,720,000 thousand. Revenue recognized relating to these transactions during the six month period ended June 30, 2000 was Y260,790 thousand. Due from affiliates, including 5% consumption tax, and deferred revenue as of June 30, 2000 were Y1,176,000 thousand and Y10,457,778 thousand, respectively.

     Operating and maintaining revenues recognized in connection with the Agreement was Y177,581 thousand during the six month period ended June 30, 2000 and due from affiliates as of June 30, 2000 includes the receivable of Y116,110 thousand, including 5.0% consumption tax, relating to this revenue.

     (c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported period. Actual results could differ from those estimates.

2. CASH

     Cash comprises of cash on hand and bank deposits, which approximate fair value.

3. PROPERTY AND EQUIPMENT

     Property and equipment as of June 30, 2000 are as follows:

                                                        THOUSANDS OF
                                                        JAPANESE YEN
                                             -----------------------------------
                                             JUNE 30, 2000     DECEMBER 31, 1999
                                             --------------    -----------------
Property and equipment, at cost
Buildings..................................   Y 1,632,078         Y  108,442
Fiber optical cable systems................     3,530,095          1,249,133
Furniture and equipment....................        14,350              1,139
Land.......................................     1,070,482          1,037,070
Construction in progress...................     4,219,969          1,459,381
                                              -----------         ----------
     Total.................................    10,466,974          3,855,165
                                              -----------         ----------
Accumulated depreciation
Buildings..................................       128,676                133
Fiber optical cable systems................        20,236                733
Furniture and equipment....................         1,431                189
                                              -----------         ----------
     Total.................................       150,343              1,055
                                              -----------         ----------
Net property and equipment.................   Y10,316,631         Y3,854,110
                                              ===========         ==========

                             GLOBAL ACCESS LIMITED

     The Company has purchased land for the cable station. Construction in progress includes direct expenditures for the construction of the Systems, including the costs incurred under the advisory and consulting contracts.

     Depreciation is computed over the estimated lives of assets on the straight-line basis, with useful lives primarily as follows:

Buildings...........................................    38 years
Fiber optical cable system..........................    6 - 27 years
Furniture and equipment.............................    5 years

4. SHORT-TERM LOANS PAYABLE

     In September and October, 1999, the Company entered into short-term loan agreements to borrow Y2,940,000 thousand from Global Crossing and Y3,060,000 thousand from Marubeni Corporation, respectively. Those loans are due on August 31, 2000 with the interest rate based on the long term prime rate plus 1.5%. Interest expense for the six month period ended June 30, 2000 was approximately Y116,866 thousand. The due date of these loans will be extended to August 31, 2001.

5. INCOME TAXES

     Income taxes are provided based on income (loss) recognized for financial statement purposes and include the effects of temporary differences between such income (loss) that was recognized for tax purposes. Current income tax for the six months ended June 30, 2000 and 1999 represents inhabitant tax. Statuary income tax rate was 42.0% and 47.0% for the six month periods ended June 30, 2000 and 1999, respectively. The asset and liability approach is used to recognize deferred income taxes for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

     Significant components of the deferred income tax assets as of June 30, 2000 are as follows:

                                                          THOUSANDS OF
                                                          JAPANESE YEN
                                                ---------------------------------
                                                JUNE 30, 2000   DECEMBER 31, 1999
                                                -------------   -----------------
                                                 (UNAUDITED)
Start-up charges..............................   Y        --        Y 274,022
Net operating loss carryforwards..............     1,022,279          395,275
                                                 -----------        ---------
Total deferred income tax assets..............     1,022,279          669,297
Less valuation allowance......................    (1,022,279)        (669,297)
                                                 -----------        ---------
                                                 Y        --        Y      --
                                                 ===========        =========

     Valuation allowance is fully provided for deferred income tax assets due to the uncertainty of future income estimates. The amount of the valuation allowance is reviewed periodically.

     The Company has available net operating loss carryforwards of approximately Y2,433,997 thousand as of June 30, 2000 to offset future taxable income, which expire at various dates through 2006.

6. CONSUMPTION TAXES

     The tax credit for the consumption taxes incurred (which are excluded in the cost of goods and services) is available against consumption taxes attributable to revenue in the same tax period.

                             GLOBAL ACCESS LIMITED

7. OTHER RELATED PARTY TRANSACTIONS

     The Company paid service fees for the conceptual consultation and research services of Y300,000 thousand to Marubeni Corporation during the six month period ended June 30, 2000.

     The Company has entered into a Japanese Cable Station Operations and Maintenance agreement with Pacific Crossing Ltd. to provide the operations and maintenance services for the cable stations at the Japanese landing sites of the Pacific Crossing-1 where Pacific Crossing-1 interconnects to a terrestrial cable system. The initial term of this agreement is eight years unless terminated earlier. Annual fees shall be due and payable quarterly. Operations and maintenance service revenue recognized during the six month period ended June 30, 2000 was Y300,000 thousand.

     Effective June 29, 2000, the Company entered into Capacity Purchase agreement with Asia Global Crossing, Asia Pacific Limited to purchase and Indefeasible Right of Use on capacity on the Global Crossing Network between the system interfaces at the applicable points of presence. The Indefeasible Right of Use granted entitles the Company to all rights and obligations of the capacity for a period of twenty-five years from the date the System was put in service. On June 30, 2000, the Company paid total purchase price of Y1,101,915 thousand for the capacity on the Global Crossing Network and recorded them as intangible assets on the balance sheet as of June 30, 2000. The Company intends to sell this Indefeasible Right of Use on the Global Crossing Network capacity to its customers.

     The Company has recorded operating lease revenue for Telehouse space of Y21,130 thousand from affiliates of Marubeni Corporation for the six months ended June 30, 2000, which is included in other revenue in the accompanying statements of operations and accumulated deficits.

8. COMMITMENTS

     The Company has lease commitments under the non-cancelable operating lease for the office space and network facilities. Future minimum lease payments under such leases as of June 30, 2000 are as follows:

                                                              THOUSANDS OF
                                                                JAPANESE
                    YEARS ENDING JUNE 30                          YEN
                    --------------------                      ------------
  2001......................................................    Y255,376
  2002......................................................      17,670
  2003......................................................      12,861
  2004......................................................       4,140
  2005......................................................       4,140
  2006 and thereafter.......................................      41,400

     Rent expenses and usage charges for facilities for six month periods ended June 30, 2000 and 1999 were approximately Y450,621 thousand, and Y54,854 thousand, respectively.

9. FORWARD CURRENCY EXCHANGE CONTRACT

     On June 30, 2000, the Company has entered into forward currency exchange contract to sell U.S. dollar of $10,470,000, from July 3, 2000 through July 31, 2000, in order to hedge future expected sales of Indefeasible Right of Use on the Global Crossing Network capacity. The Company has extended the entire forward currency exchange contract until August 31, 2000. The market value of the contract as of June 30, 2000, was immaterial.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Global Access Limited:

     We have audited the accompanying balance sheets of Global Access Limited (a Japanese corporation) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998, and for the period from November 4, 1997 (date of inception) to December 31, 1997, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Access Limited as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the period from November 4, 1997 (date of inception) to December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

/s/ ARTHUR ANDERSEN

Tokyo, Japan
March 3, 2000

                             GLOBAL ACCESS LIMITED

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 1998
                          (THOUSANDS OF JAPANESE YEN)

                                                                 1999          1998
                                                              -----------   ----------
ASSETS:
Current assets:
  Cash......................................................  Y 5,148,021   Y1,443,494
  Accounts receivable.......................................          160           63
  Due from Global Crossing Japan............................    4,116,000           --
  Prepaid expenses..........................................       61,286        5,331
  Refundable consumption taxes..............................      103,515       10,177
  Other current assets......................................       18,836           --
                                                              -----------   ----------
     Total current assets...................................    9,447,818    1,459,065
                                                              -----------   ----------
Property and equipment......................................    3,854,110      215,460
Security deposits and other assets..........................      312,524       82,276
                                                              -----------   ----------
     Total assets...........................................  Y13,614,452   Y1,756,801
                                                              ===========   ==========
LIABILITIES:
Current liabilities:
  Short-term loans payable..................................  Y 6,000,000   Y       --
  Accounts payable..........................................       59,422           --
  Accrued expenses..........................................       38,264           --
  Deferred revenue..........................................      261,333           --
  Income tax payable........................................          475          145
  Other current liabilities.................................      205,727        1,492
                                                              -----------   ----------
     Total current liabilities..............................    6,565,221        1,637
                                                              -----------   ----------
Deferred revenue............................................    3,657,235           --
                                                              -----------   ----------
Commitments
     Total liabilities......................................   10,222,456        1,637
                                                              -----------   ----------

STOCKHOLDERS' EQUITY:
  Common stock; par value Y50,000 authorized -- 160,000
     shares issued and outstanding -- 100,000 shares in 1999
     and 40,000 shares in 1998..............................    5,000,000    2,000,000
  Accumulated deficit.......................................   (1,608,004)    (244,836)
                                                              -----------   ----------
     Total stockholders' equity.............................    3,391,996    1,755,164
                                                              -----------   ----------
     Total liabilities and stockholders' equity.............  Y13,614,452   Y1,756,801
                                                              ===========   ==========

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                            STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
   THE PERIOD FROM NOVEMBER 4, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1997

                          (THOUSANDS OF JAPANESE YEN)

                                                                                      PERIOD FROM
                                                                                      NOVEMBER 4,
                                                                                      1997 (DATE
                                                                                     OF INCEPTION)
                                                        YEAR ENDED     YEAR ENDED         TO
                                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                           1999           1998           1997
                                                       ------------   ------------   -------------
Revenue..............................................  Y     1,432     Y      --         Y  --
Expenses:
  Cost of capacity leased............................          752            --            --
  Payroll............................................      339,705        38,369            --
  Rent...............................................      143,732        35,021            --
  Travelling.........................................       65,672         9,625            --
  Duty & permits.....................................       65,630        14,669           451
  Advertising expense................................       21,428         2,946            --
  Start-up charges...................................      543,268       109,165            --
  Miscellaneous......................................      134,357        34,335           378
                                                       -----------     ---------         -----
     Operating loss..................................   (1,313,112)     (244,130)         (829)
                                                       -----------     ---------         -----
Other income (expense):
  Interest income....................................        1,639           328            --
  Interest expense...................................      (50,889)           --            --
  Miscellaneous -- net...............................          394            --            --
                                                       -----------     ---------         -----
     Loss before provision for income taxes..........   (1,361,968)     (243,802)         (829)
Provision for income taxes...........................        1,200           205            --
                                                       -----------     ---------         -----
     Net loss........................................  Y(1,363,168)    Y(244,007)        Y(829)
                                                       ===========     =========         =====

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                       STATEMENT OF STOCKHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR
   THE PERIOD FROM NOVEMBER 4, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1997
                          (THOUSANDS OF JAPANESE YEN)

                                                                  ACCUMULATED
                                                  COMMON STOCK      DEFICIT         TOTAL
                                                  ------------    -----------    -----------
  Common stock issued on November 4, 1997 (Date
     of Inception)..............................   Y   50,000     Y        --    Y    50,000
  Net loss for the period from November 4, 1997
     (Date of Inception) to December 31, 1997...           --            (829)          (829)
                                                   ----------     -----------    -----------
December 31, 1997...............................       50,000            (829)        49,171
  Common stock issued...........................    1,950,000              --      1,950,000
  Net loss for the year ended December 31,
     1998.......................................           --        (244,007)      (244,007)
                                                   ----------     -----------    -----------
December 31, 1998...............................    2,000,000        (244,836)     1,755,164
  Common stock issued...........................    3,000,000              --      3,000,000
  Net loss for the year ended December 31,
     1999.......................................           --      (1,363,168)    (1,363,168)
                                                   ----------     -----------    -----------
December 31, 1999...............................   Y5,000,000     Y(1,608,004)   Y 3,391,996
                                                   ==========     ===========    ===========

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                            STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
  AND FOR THE PERIOD FROM NOVEMBER 4, 1997 (DATE OF INCEPTION) TO DECEMBER 31,
                                      1997
                          (THOUSANDS OF JAPANESE YEN)

                                                                                                PERIOD FROM
                                                                                             NOVEMBER 4, 1997
                                                                                            (DATE OF INCEPTION)
                                                               YEAR ENDED     YEAR ENDED            TO
                                                              DECEMBER 31,   DECEMBER 31,      DECEMBER 31,
                                                                  1999           1998              1997
                                                              ------------   ------------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  Y(1,363,168)    Y (244,007)         Y  (829)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................        1,535             --               --
    Changes in operating assets and liabilities:
      Increase in accounts receivable.......................   (4,116,097)           (63)              --
      Increase in prepaid expenses..........................      (55,955)        (5,331)              --
      Increase in refundable consumption taxes..............      (93,338)       (10,158)             (19)
      Increase in other current assets......................      (18,836)            --               --
      Increase in accounts payable..........................       59,422             --               --
      Increase in accrued expenses..........................       38,264             --               --
      Increase in income taxes payable......................          330            145               --
      Increase in deferred revenue..........................    3,918,568             --               --
      Increase in other current liabilities.................      204,235          1,478               14
                                                              -----------     ----------          -------
         Net cash used in operating activities..............   (1,425,040)      (257,936)            (834)
                                                              -----------     ----------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................   (3,640,185)      (215,460)              --
  Security deposit and other assets.........................     (230,248)       (82,276)              --
                                                              -----------     ----------          -------
         Net cash used in investing activities..............   (3,870,433)      (297,736)              --
                                                              -----------     ----------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term loans............................    6,000,000             --               --
  Proceeds from common stock issued.........................    3,000,000      1,950,000           50,000
                                                              -----------     ----------          -------
         Net cash provided by financing activities..........    9,000,000      1,950,000           50,000
                                                              -----------     ----------          -------
NET INCREASE IN CASH........................................    3,704,527      1,394,328           49,166
CASH, beginning of period...................................    1,443,494         49,166               --
                                                              -----------     ----------          -------
CASH, end of period.........................................  Y 5,148,021     Y1,443,494          Y49,166
                                                              ===========     ==========          =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  Y    47,166     Y       --          Y    --
                                                              ===========     ==========          =======

        The accompanying notes are an integral part of these statements.

                             GLOBAL ACCESS LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  (1) Summary of Business

     Global Access Limited (the "Company") is a Japanese corporation established on November 4, 1997 to provide communications network services utilizing a network of terrestrial digital fiber optic cable systems (the "Systems"). The Company is owned by Vectant, Inc., formerly Global Bandwidth Solutions, Inc. (51.0%), a wholly owned subsidiary of Marubeni Corporation, and by Global Crossing (49.0%). The Company has been involved in the planning, marketing, organization, development, design and construction of the Systems between Pacific Crossing-1 cable landing stations and major third party communications hubs in Japan. Pacific Crossing-1 is an undersea fiber optic cable system connecting California, Washington and two landing sites in Japan and is owned and operated by a joint venture, Pacific Crossing Ltd., in which GC owns a 57.8% economic interest. The first segment of Pacific Crossing-1, constructed by Pacific Crossing Ltd., became ready for service in December 1999. The remaining portion is scheduled to become ready for service in 2000. The Company's Systems from Pacific Crossing-1 to Tokyo was ready for service in December 1999 and will be sold or leased to the customers of Pacific Crossing-1 and others. Successful future operations of the Company are subject to the several risks, including the ability of the Company to ensure the successful, timely and cost effective completion of the Systems to successfully market and generate adequate revenue from the sale of capacity of the Systems. In addition, the Company will derive all of its revenues from companies in the Internet and long distance telecommunications industry and as a result, has concentration of credit risk in this industry. The Company was licensed to operate the facility-based carrier services in Japan from the Ministry of Post and Telecommunications ("MPT") in April 1998.

  (2) Accounting Policies

     (a) Basis of Financial Statements

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The Company maintains its records and prepares its statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan. The accompanying financial statements incorporated certain adjustments relating to the tax effects of temporary differences and start-up expenses, and certain reclassifications and other items to conform with USGAAP. These adjustments were not recorded in the statutory books of account. The statutory fiscal year-end is March 31.

     (b) Development Stage Company

     The Company was in its development stage until December 1999 when the Systems were partially placed in service. Start-up charges in the statements of operations principally contain various consulting fees or engineering charges paid outside for the planning, development and design of the Systems before commencing its service.

     (c) Inland Capacity Purchase Agreement (the "Agreement")

     Effective December 28, 1999, the Company entered into the Agreement with Global Crossing Japan Corporation, a subsidiary of Asia Global Crossing, to grant an Indefeasible Right of Use in units of capacity on the Systems between Pacific Crossing-1 cable landing stations and major third party communications hubs in Japan. The total selling price for capacity on the Systems is payable 30 days from the activation date and is non-refundable once the applicable purchase segment is available. The

                             GLOBAL ACCESS LIMITED

Indefeasible Right of Use granted entitles Global Crossing Japan Corporation to all rights and obligations of the capacity for a period of fifteen years after the System activation date. The Company also agrees to perform all operation, administration and maintenance with respect to such granted capacity. In exchange for such services, Global Crossing Japan Corporation is obligated for the term of the Indefeasible Right of Use to pay for its allocable share of the costs for operating and maintaining the System. Maintenance cost payments are due and payable quarterly.

     The Company amortizes Indefeasible Right of Use revenues from the Agreement over fifteen years, with amounts due or received but not yet recognized as operating revenue, recorded in the accompanying balance sheet as deferred revenue. Costs relating to such revenues are classified as a depreciable asset and depreciated over the estimated life of the property.

     On December 30, in connection with the Agreement, the Company granted its first Indefeasible Rights of Use on the Systems between Tokyo Network Operation Center and the Pacific Crossing-1 cable landing station in Ajigaura for total selling price of (Yen)3,920,000 thousand. Revenue recognized relating to this transaction during 1999 was (Yen)1,432 thousand, and due from GCJ of
(Yen)4,116,000 thousand, including 5.0% consumption tax, and deferred revenue of
(Yen)3,918,568 thousand was recorded on the balance sheet as of December 31, 1999. On March 1, 2000, the entire amount from Global Crossing Japan Corporation of (Yen)4,116,000 thousand was paid.

     On January 31, 2000, the Company has also granted additional Indefeasible Rights of Use on the Systems between Tokyo Network Operation Center and the Pacific Crossing-1 cable landing station in Ajigaura for a total selling price of (Yen)2,160,000 thousand in connection with the Agreement.

     (d) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported period. Actual results could differ from those estimates.

2. CASH

     Cash is comprised of cash on hand and bank deposits, which approximate fair value.

                             GLOBAL ACCESS LIMITED

3. PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1999 and 1998 are as follows:

                                                             THOUSANDS OF JAPANESE YEN
                                                             --------------------------
                                                                 1999           1998
                                                             ------------    ----------
Property and equipment, at cost
Buildings..................................................   Y  108,442      Y     --
Fiber optical cable systems................................    1,249,133            --
Furniture and office equipment.............................        1,139            --
Land.......................................................    1,037,070       206,572
Construction in progress...................................    1,459,381         8,888
                                                              ----------      --------
     Total.................................................    3,855,165       215,460
                                                              ----------      --------
Accumulated depreciation
Buildings..................................................          133            --
Fiber optical cable systems................................          733            --
Furniture and office equipment.............................          189            --
                                                              ----------      --------
     Total.................................................        1,055            --
                                                              ----------      --------
Net property and equipment.................................   Y3,854,110      Y215,460
                                                              ==========      ========

     The Company has purchased land for the landing station and the telecommunications house. Construction in progress includes direct expenditures for the construction of the Systems, including the costs incurred under the advisory and consulting contracts.

     Depreciation is computed over the estimated lives of assets on the straight-line basis.

4. SHORT-TERM LOANS PAYABLE

     In September and October 1999, the Company entered into short-term loan agreements to borrow (Yen)2,940,000 thousand from GC and (Yen)3,060,000 thousand from Marubeni Corporation, respectively. Those loans are due on August 31, 2000 with the interest rate based on the long-term prime rate plus 1.5%. Interest expense for the year ended December 31, 1999 was approximately (Yen)50,889 thousand.

5. INCOME TAXES

     Income taxes are provided based on income (loss) recognized for financial statement purposes and include the effects of temporary differences between such income (loss) that was recognized for tax purposes. Current income tax for the years ended December 31, 1999 and 1998 represented inhabitant tax. The statutory income tax rate was 42.0% for the year ended December 31, 1999, 47.0% for the year ended December 31, 1998 and 51.0% for the period from November 4, 1997 (Date of Inception) to December 31, 1997, respectively. The asset and liability approach is used to recognize deferred income taxes for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                             GLOBAL ACCESS LIMITED

     Significant components of the deferred income tax assets as of December 31, 1999 and 1998 are as follows:

                                                             THOUSANDS OF JAPANESE YEN
                                                             --------------------------
                                                                1999           1998
                                                             -----------    -----------
Start-up charges...........................................   Y 274,022      Y  51,308
Net operating loss carry forward...........................     395,275         61,846
                                                              ---------      ---------
Total deferred income tax asset............................     669,297        113,154
Less valuation allowance...................................    (669,297)      (113,154)
                                                              ---------      ---------
                                                              Y      --      Y      --
                                                              =========      =========

     A valuation allowance is fully provided for deferred income tax assets due to the uncertainty of future income estimates. The amount of the valuation allowance is reviewed periodically.

     The Company has available net operating loss carryforwards of approximately
(Yen)941,132 thousand as of December 31, 1999 to offset future taxable income, which expire at various dates through 2005.

6. CONSUMPTION TAXES

     The tax credit for the consumption taxes incurred (which are excluded in the cost of goods and services) is available against consumption taxes attributable to revenue in the same tax period.

7. OTHER RELATED PARTY TRANSACTIONS

     The Company paid service fees for the conceptual consultation and research services of the Company's business start up of (Yen)72,241 thousand to Marubeni Corporation during the year ended December 31, 1999. Such service fees to Marubeni Corporation were not incurred for the year ended December 31, 1998 and the period from November 4, 1997 (Date of Inception) to December 31, 1997.

8. COMMITMENTS

     The Company has lease commitments under the non-cancelable operating lease for the office space and network facilities. Future minimum lease payments under such leases as of December 31, 1999 were as follows:

                                                              THOUSANDS OF
                                                                JAPANESE
YEARS ENDING DECEMBER 31                                          YEN
------------------------                                      ------------
2000........................................................    Y74,480
2001........................................................     13,530
2002........................................................      9,617

     Rent expense for the years ended December 31, 1999 and 1998 were approximately (Yen)143,732 thousand, (Yen)35,021 thousand, respectively. There was no rent expense for the period from November 4, 1997 (Date of Inception) to December 31, 1997.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     We have prepared the following unaudited pro forma condensed combined financial information based on our supplemental consolidated financial statements which give retroactive effect to the contribution of Hutchison Global Crossing and Global Access Limited to us. The supplemental consolidated financial statements are adjusted to give retroactive effect to (1) the purchase of additional interest and the related consolidation of Pacific Crossing Ltd.,
(2) our initial public offering in October, 2000 and (3) the private offering of our outstanding notes.

     The unaudited pro forma information does not include any potential synergies relating to Pacific Crossing Ltd., Hutchison Global Crossing and Global Access Ltd. or increased opportunities to generate additional revenues in Asia. You should not rely on pro forma financial information as an indication of the results that would have been achieved if these transactions had taken place earlier or the future results that we will experience after the completion of these transactions.

     You should read these unaudited pro forma condensed combined financial statements in conjunction with the more detailed historical financial information which is included in this document beginning on page F-1.

                         PRO FORMA ASIA GLOBAL CROSSING

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                                 (IN THOUSANDS)

                                                                             INITIAL          DEBT          PRO FORMA
                                                       ASIA GLOBAL       PUBLIC OFFERING    OFFERING       ASIA GLOBAL
                                                       CROSSING(1)       ADJUSTMENTS(7)    ADJUSTMENTS      CROSSING
                                                       -----------       ---------------   -----------     -----------
ASSETS:
Current assets:
  Cash and cash equivalents.......................      $  103,782          $455,073        $389,000(8)    $  947,855
  Restricted cash and cash equivalents............          57,271                --              --           57,271
  Accounts receivable.............................          24,480                --              --           24,480
  Receivable from affiliates......................          88,561                --              --           88,561
  Other assets....................................          15,423                --              --           15,423
                                                        ----------          --------        --------       ----------
    Total current assets..........................         289,517           455,073         389,000        1,133,590
                                                        ----------          --------        --------       ----------

Restricted cash and cash equivalents..............          18,462                --              --           18,462
Property and equipment, net.......................       1,685,272                --              --        1,685,272
Deferred finance fees, net........................          21,969                --          11,000(8)        32,969
Other assets......................................          39,401                --              --           39,401
Investments in affiliate..........................         637,926                                            637,926
                                                        ----------          --------        --------       ----------
    Total assets..................................      $2,692,547          $455,073        $400,000       $3,547,620
                                                        ==========          ========        ========       ==========

LIABILITIES:
Current liabilities:
  Accrued construction costs......................      $  230,699          $     --        $     --       $  230,699
  Accounts payable and accrued liabilities........          16,472                --              --           16,472
  Deferred revenue................................           5,103                --              --            5,103
  Payable to affiliates...........................          21,909                --              --           21,909
                                                        ----------          --------        --------       ----------
    Total current liabilities.....................         274,183                --              --          274,183
                                                        ----------          --------        --------       ----------

Long-term debt....................................         750,000                --         400,000(8)     1,150,000
Long-term deferred revenue........................         142,681                --              --          142,681
Other long-term liabilities.......................           1,421                --              --            1,421
Loan payable to affiliate.........................           9,780                --              --            9,780
                                                        ----------          --------        --------       ----------
    Total liabilities.............................       1,178,065                --         400,000        1,578,065
                                                        ----------          --------        --------       ----------

Minority interest.................................         150,026                --              --          150,026
                                                        ----------          --------        --------       ----------

SHAREHOLDERS' EQUITY:
Class A common stock..............................              --               685              --              685
Class B common stock..............................           4,866                --              --            4,866
Additional paid-in capital........................       1,439,862           454,388              --        1,894,250
Cumulative translation adjustment.................             (21)               --              --              (21)
Retained earnings (accumulated deficit)...........         (80,251)               --              --          (80,251)
                                                        ----------          --------        --------       ----------
                                                         1,364,456           455,073              --        1,819,529
                                                        ----------          --------        --------       ----------
    Total liabilities and shareholders' equity....      $2,692,547          $455,073        $400,000       $3,547,620
                                                        ==========          ========        ========       ==========

                         PRO FORMA ASIA GLOBAL CROSSING

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                                                 PRO FORMA
                                                              ASIA GLOBAL     DEBT OFFERING     ASIA GLOBAL
                                                              CROSSING(1)    ADJUSTMENTS(9)      CROSSING
                                                              -----------    --------------     -----------
Revenues....................................................  $  131,276        $     --        $   131,276
Expenses:
  Cost of sales.............................................      98,194              --             98,194
  Operations, administration and maintenance................      36,499              --             36,499
  General and administrative................................      36,649              --             36,649
  Depreciation and amortization.............................      13,539              --             13,539
                                                              -----------       --------        -----------
Operating income (loss).....................................     (53,605)             --            (53,605)
Equity in loss of affiliate.................................     (41,703)             --            (41,703)
Minority interest...........................................      (9,632)             --             (9,632)
Other income (expense):
  Other income (expense)....................................         (76)             --                (76)
  Interest income...........................................      11,427              --             11,427
  Interest expense..........................................      (1,551)        (29,040)           (30,591)
                                                              -----------       --------        -----------
Income (loss) before provision for income taxes.............     (95,140)        (29,040)          (124,180)
PROVISION FOR INCOME TAXES..................................      (1,353)             --             (1,353)
                                                              -----------       --------        -----------
Net income (loss)...........................................  $  (96,493)       $(29,040)       $  (125,533)
                                                              ===========       ========        ===========
Net income (loss) per common share:
  Basic and diluted earning per common share................  $    (0.20)                       $     (0.23)
                                                              ===========                       ===========
  Shares used in computing basic and diluted net income
    (loss) per common share.................................  486,625,125                       555,125,125
                                                              ===========                       ===========

                         PRO FORMA ASIA GLOBAL CROSSING

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                      ASIA GLOBAL       PACIFIC         PACIFIC                        PRO FORMA
                                                       CROSSING      CROSSING LTD.   CROSSING LTD.   DEBT OFFERING    ASIA GLOBAL
                                                     HISTORICAL(1)   HISTORICAL(2)    ADJUSTMENTS    ADJUSTMENTS(9)    CROSSING
                                                     -------------   -------------   -------------   --------------   -----------
Revenues...........................................   $        --       $61,100        $     --         $     --      $    61,100
Expenses:
  Cost of sales....................................            --        20,722              --               --           20,722
  Operations, administration and maintenance.......            --         8,000              --               --            8,000
  General and administrative.......................         1,201         8,169              --               --            9,370
  Depreciation and amortization....................            --            --           3,112(5)            --            3,169
                                                                                             57(3)
                                                      -----------       -------        --------         --------      -----------
Operating income (loss)............................        (1,201)       24,209          (3,169)              --           19,839
Equity in income (loss) of affiliate...............         2,978            --         (13,005)(4)           --           (6,915)
                                                                                          3,112(5)
Minority interest..................................            --            --          (7,995)(6)           --           (7,995)
Other income (expense):
  Other income (expense)...........................            --           459              --               --              459
  Interest income..................................        11,598           464              --               --           12,062
  Interest expense.................................            --        (2,612)             --          (56,084)         (58,696)
                                                      -----------       -------        --------         --------      -----------
Income (loss) before provision for income taxes....        13,375        22,520         (21,057)         (56,084)         (41,246)
Provision for income taxes.........................            --            --              --               --               --
                                                      -----------       -------        --------         --------      -----------
Net income (loss)..................................   $    13,375       $22,520        $(21,057)        $(56,084)     $   (41,246)
                                                      ===========       =======        ========         ========      ===========
Net income per common share:
                                                      ===========       =======        ========         ========      ===========
  Basic and diluted earning per common share.......   $      0.03                                                     $     (0.07)
                                                      ===========                                                     ===========
  Shares used in computing basic and diluted net
    income per common share........................   486,625,125                                                     555,125,125
                                                      ===========                                                     ===========

                         PRO FORMA ASIA GLOBAL CROSSING

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

 1. These columns are based on our supplemental consolidated financial statements.

 2. This column represents the historical results of operations of Pacific Crossing Ltd. for the year ended December 31, 1999.

 3. This adjustment reflects the amortization expense of the excess consideration over the net assets acquired (goodwill) in connection with the purchase of additional ownership interest in Pacific Crossing Ltd., which we have estimated to be approximately $1.4 million. We are amortizing goodwill on the straight-line method over 25 years. The purchase price allocation is based on current estimates.

 4. This adjustment represents the reversal of historical equity in income of affiliates for the year ended December 31, 1999.

 5. These adjustments represent the reclassification of the amortization expense associated with the PCG warrants included in the historical equity in loss of affiliates for the year ended December 31, 1999 to depreciation and amortization as the carrying value of the PCG warrants was reclassified into property and equipment as of January 1, 2000.

 6. This adjustment represents the 35.5% minority interest expense, as a result of consolidating and the purchase of an additional 6.75% interest in Pacific Crossing Ltd.

 7.  This column reflects the Company's initial public offering.

 8. These adjustments represent this debt offering of $400 million, net of deferred finance fees of $11 million.

 9. This column represents the interest expense resulted from the Company's private offering of its Senior Notes in October, 2000 at an effective interest rate of 13.746%. The Company capitalized as construction in progress only the amount of interest that would be permitted under SFAS 34 had the debt in this offering been outstanding for the entire period covered on the actual average qualifying expenditures for such period.

     The following table presents the calculations used to determine pro forma interest expense for the period presented (dollars in thousands):

                                                          FOR THE NINE    FOR THE YEAR
                                                          MONTHS ENDED       ENDED
                                                          SEPTEMBER 30,   DECEMBER 31,
                                                              2000            1999
                                                          -------------   ------------
TOTAL PRO FORMA INTEREST COST INCURRED
Principal outstanding...................................    $408,000        $408,000
Effective interest rate.................................      13.746%         13.746%
                                                            --------        --------
Total interest cost incurred............................    $ 42,063        $ 56,084
                                                            ========        ========
TOTAL PRO FORMA INTEREST CAPITALIZED
Actual average qualifying expenditures for the period...    $126,318        $     --
Effective capitalization rate...........................      13.746%         13.746%
                                                            --------        --------
Total interest capitalizable............................    $ 13,023        $     --
                                                            ========        ========
TOTAL PRO FORMA INTEREST EXPENSE........................    $ 29,040        $ 56,084
                                                            ========        ========

                    HEAD OFFICE OF ASIA GLOBAL CROSSING LTD.

                                  Wessex House
                                 45 Reid Street
                             Hamilton HM12, Bermuda

                     AUDITORS TO ASIA GLOBAL CROSSING LTD.

                                Arthur Andersen
                                 Victoria Hall
                               11 Victoria Street
                                 Hamilton HM11
                                    Bermuda

                           TRUSTEE AND EXCHANGE AGENT

                    United States Trust Company of New York
                              114 West 47th Street
                               New York, NY 10036

              LISTING AGENT AND SPECIAL LUXEMBOURG EXCHANGE AGENT

                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                  LEGAL ADVISERS TO ASIA GLOBAL CROSSING LTD.

                as to U.S. law                               as to Bermuda law
          Simpson Thacher & Bartlett                     Appleby, Spurling & Kempe
             425 Lexington Avenue                               Cedar House
              New York, NY 10017                              41 Cedar Avenue
                                                           Hamilton HM12, Bermuda

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $408,000,000

                          [ASIA GLOBAL CROSSING LOGO]
                           ASIA GLOBAL CROSSING LTD.

                       OFFER TO EXCHANGE ALL OUTSTANDING
                   $408,000,000 13.375% SENIOR NOTES DUE 2010

                                      FOR

                   $408,000,000 13.375% SENIOR NOTES DUE 2010
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933

--------------------------------------------------------------------------------
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